      As filed with the Securities and Exchange Commission on July 18, 2007
                                          Registration Nos. 333-141019/811-22024
                                                                  Preferred Plus

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          Pre-Effective Amendment No. 1

                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                 Amendment No. 2

                   COMMONWEALTH ANNUITY SEPARATE ACCOUNT A OF
                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
                               (Name of Depositor)
                          132 Turnpike Road, Suite 210
                        Southborough, Massachusetts 01772
                            Telephone: (508) 460-2400
               (Address of Depositor's Principal Executive Office)

          Jon-Luc Dupuy, Vice President, Assistant General Counsel and
                          Assistant Corporate Secretary
                 Commonwealth Annuity and Life Insurance Company
                          132 Turnpike Road, Suite 210
                        Southborough, Massachusetts 01772
                            Telephone: (508) 460-2400
               (Name and Address of Agent for Service of Process)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after effectiveness of the Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a) may determine.

TITLE & SECURITIES BEING REGISTERED: Interests in a separate account funding variable annuity contracts.

      CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF ITEMS CALLED
                                 FOR BY FORM N-4

FORM N-4 ITEM NO.   CAPTION IN PROSPECTUS
-----------------   ---------------------
1                   Cover Page
2                   Special Terms
3                   Summary of Fees and Expenses; Summary of Contract Features
4                   Condensed Financial Information; Performance Information
5                   Description of the Company, the Variable Account and The
                    Underlying Investment Companies
6                   Charges and Deductions
7                   Description of the Contract -- The Accumulation Phase
8                   Electing the Annuity Date; Description of Annuity Payout
                    Options; Variable Annuity Benefit Payments
9                   Death Benefit
10                  Payments; Computation of Values; Distribution
11                  Surrender and Withdrawals; Surrender Charge; Withdrawals
                    After the Annuity Date
12                  Federal Tax Considerations
13                  Legal Matters
14                  Statement of Additional Information - Table of Contents

FORM N-4 ITEM NO.   CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
-----------------   ----------------------------------------------
15                  Cover Page
16                  Table of Contents
17                  General Information and History

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FORM N-4 ITEM NO.   CAPTION IN STATEMENT OF ADDITIONAL INFORMATION (CONT'D)
-----------------   -------------------------------------------------------
18                  Services
19                  Underwriters
20                  Performance Information
21                  Annuity Benefit Payments
22                  Financial Statements

                                 PROSPECTUS FOR
                  FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED
                                ANNUITY CONTRACTS

--------------------------------------------------------------------------------
                     COMMONWEALTH ANNUITY SEPARATE ACCOUNT A
--------------------------------------------------------------------------------

              COMMONWEALTH ANNUITY VARIABLE ANNUITY PREFERRED PLUS

                                    ISSUED BY

                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

                  HOME OFFICE:               SERVICE CENTER MAILING ADDRESS:
          132 Turnpike Road, Suite 210            P.O. Box 758550
          Southborough, MA 01772                  Topeka, Kansas 66675-8550

                 1-866-297-7531                    1-800-457-8803

     This Prospectus describes flexible premium fixed and variable deferred annuity contracts (the "Contract") issued by Commonwealth Annuity and Life Insurance Company ("we" "Company" or "Commonwealth Annuity"). The Contract is designed to provide annuity benefits for retirement which may or may not qualify for certain federal tax advantages. This Prospectus describes both Qualified Contracts and Non-Qualified Contracts, and the Contract may be purchased by natural persons, or by trusts or custodial accounts that hold the Contract as agent for and for the sole benefit of a natural person. The Contract is not available for sale to other types of purchasers without our prior approval. INVESTING IN THE CONTRACT INVOLVES RISKS, INCLUDING POSSIBLE LOSS OF SOME OR ALL OF YOUR INVESTMENT. REPLACING YOUR EXISTING ANNUITY OR LIFE INSURANCE POLICY WITH THE CONTRACT MAY NOT BE TO YOUR ADVANTAGE. The Contract may be purchased only if the older Owner and Annuitant have not attained age 80.





     This is a bonus annuity. The overall expenses for the Contract may be higher than the expenses for a similar contract that does not credit a Purchase Payment Bonus ("PPB"). The PPB is paid for with higher withdrawal charges and higher mortality and expense risk charges. Over time, the value of the PPB could be more than offset by these charges. We offer other variable annuities with lower fees. You should carefully consider whether or not this Contract is the best product for you.





     THE CONTRACTS ARE NOT INSURED BY THE FDIC. THEY ARE OBLIGATIONS OF THE ISSUING INSURANCE COMPANY AND NOT A DEPOSIT OF, OR GUARANTEED BY, ANY BANK OR SAVINGS INSTITUTION AND ARE SUBJECT TO RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

     THIS PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE CONTRACTS THAT YOU SHOULD KNOW BEFORE INVESTING. YOU SHOULD READ IT BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE. WE HAVE FILED A STATEMENT OF ADDITIONAL INFORMATION ("SAI") WITH THE SECURITIES AND EXCHANGE COMMISSION. THE CURRENT SAI HAS THE SAME DATE AS THIS PROSPECTUS AND IS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU MAY OBTAIN A FREE COPY BY WRITING US AT OUR SERVICE CENTER OR CALLING [PHONE NUMBER]. A TABLE OF CONTENTS FOR THE SAI APPEARS AT THE END OF THIS PROSPECTUS. YOU MAY ALSO FIND THIS PROSPECTUS AND OTHER INFORMATION ABOUT THE SEPARATE ACCOUNT REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AT THE SEC'S WEB SITE AT http://www.sec.gov.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     THE DATE OF THIS PROSPECTUS IS JULY 20, 2007.

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     You may allocate Purchase Payments and/or transfer Contract Value to the
Fixed Account or to one or more of the variable Investment Options, each of which is a Subaccount of the Commonwealth Annuity Separate Account A. Currently, you may choose among Subaccounts that invest in the following Insurance Funds:

GOLDMAN SACHS VARIABLE INSURANCE TRUST (CLASS S)

-    Goldman Sachs VIT Capital Growth Fund

-    Goldman Sachs VIT Core Fixed Income Fund

-    Goldman Sachs VIT Equity Index Fund Goldman Sachs VIT Government Income
     Fund

-    Goldman Sachs VIT Growth & Income Fund

-    Goldman Sachs VIT Growth Opportunities Fund

-    Goldman Sachs VIT Money Market Fund

-    Goldman Sachs VIT Strategic International Equity Fund

-    Goldman Sachs VIT Structured Small Cap Equity Fund

-    Goldman Sachs VIT Structured U.S. Equity Fund

AIM VARIABLE INSURANCE FUNDS (SERIES II)

-    AIM V.I. Core Equity Fund

-    AIM V.I. Leisure Fund

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC. (CLASS B)

-    AllianceBernstein VPS Americas Government Income Portfolio

-    AllianceBernstein VPS International Value Portfolio

-    AllianceBernstein VPS Small Cap Growth Portfolio

-    AllianceBernstein VPS Small/Mid Cap Value Portfolio

FRANKLIN TEMPLETON INSURANCE PRODUCTS TRUST (CLASS 2)

-    FT VIP Templeton Global Asset Allocation Fund

-    FT VIP Franklin Global Communications Fund

-    FT VIP Templeton Growth Securities Fund

-    FT VIP Franklin Income Securities Fund

-    FT VIP Franklin Mutual Discovery Securities Fund

-    FT VIP Franklin Mutual Shares Securities Fund

-    FT VIP Franklin Small Cap Value Securities Fund

JANUS ASPEN SERIES (SERVICE SHARES)

-    Janus Aspen Forty Portfolio

-    Janus Aspen Midcap Growth Portfolio

-    Janus Aspen Midcap Value Portfolio

-    Janus Aspen Small Company Value Portfolio

OPPENHEIMER VARIABLE ACCOUNT FUNDS (SERVICE SHARES)

-    Oppenheimer Balanced Fund/VA

-    Oppenheimer Global Securities Fund/VA

-    Oppenheimer Main Street Small Cap Fund/VA

-    Oppenheimer Strategic Bond Fund/VA

PIONEER VARIABLE CONTRACTS TRUST (CLASS I)

-    Pioneer Growth Opportunities VCT Portfolio

PIONEER VARIABLE CONTRACTS TRUST (CLASS II)

-    Pioneer Cullen Value VCT Portfolio

-    Pioneer Emerging Markets VCT Portfolio

-    Pioneer Mid Cap Value VCT Portfolio

     In addition, Qualified Contracts also may choose among Subaccounts that invest in the following Publicly-Available Funds:

     -    Goldman Sachs Balanced Strategy Portfolio (Class A)

     -    Goldman Sachs Equity Growth Strategy Portfolio (Class A)

     -    Goldman Sachs Growth and Income Strategy Portfolio (Class A)

     -    Goldman Sachs Growth Strategy Portfolio (Class A)

     -    Goldman Sachs International Real Estate Security Fund (Class A)

     -    Goldman Sachs Real Estate Security Fund (Class A)

     -    Goldman Sachs Tollkeeper Fund (Class A)

     Many of the Publicly-Available Funds are also available for direct purchase outside of an annuity or life insurance policy. If you purchase shares of these funds directly from a broker-dealer or mutual fund

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company, you will not pay Contract fees or charges, but you also will not have
Annuity Options available. Because of the additional Contract fees and charges, which affect Contract Value and Subaccount returns, you should refer only to performance information regarding the Publicly-Available Funds available through us, rather than to information that may be available through alternate sources.

     If you elect the Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider, we will restrict the Investment Options to which you may allocate Purchase Payments and transfer Contract Value. (See "Guaranteed Lifetime Withdrawal Benefit.")

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TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

DEFINITIONS                                                                   5
SUMMARY                                                                      11
SUMMARY OF EXPENSES                                                           8
CONDENSED FINANCIAL INFORMATION                                              11
DISTRIBUTION COSTS                                                           11
COMMONWEALTH ANNUITY, THE SEPARATE ACCOUNT AND THE FUNDS                     14
FIXED ACCOUNT                                                                22
THE CONTRACTS                                                                23
CONTRACT CHARGES AND EXPENSES                                                64
THE ANNUITY PERIOD                                                           70
PAYMENTS TO CONTRACT OWNERS                                                  76
FEDERAL TAX MATTERS                                                          77
DISTRIBUTION OF CONTRACTS                                                    86
VOTING RIGHTS                                                                87
REPORTS TO CONTRACT OWNERS AND INQUIRIES                                     88
DOLLAR COST AVERAGING                                                        88
AUTOMATIC ASSET REBALANCING                                                  89
SYSTEMATIC WITHDRAWAL PLAN                                                   89
SPECIAL CONSIDERATIONS                                                       89
LEGAL PROCEEDINGS                                                            90
TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION                       91
FINANCIAL STATEMENTS                                                         91
APPENDIX A - COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
   DEFERRED FIXED AND VARIABLE ANNUITY IRA, ROTH IRA AND SIMPLE IRA
   DISCLOSURE STATEMENT                                                      92
APPENDIX B - GLWB EXAMPLE                                                   102
APPENDIX C - GLWB EXAMPLE                                                   103
APPENDIX D - GLWB EXAMPLE                                                   104

                                   DEFINITIONS

The following terms as used in this Prospectus have the indicated meanings:

ACCUMULATION PERIOD--The period between the Date of Issue of a Contract and the Annuity Date.

ACCUMULATION UNIT--A unit of measurement used to determine the value of each Subaccount during the Accumulation Period. Each Subaccount will have an Accumulation Unit for each combination of charges.


ANNUITANT-- The person(s) during whose lifetime the annuity is to be paid. When two people are named as joint Annuitants, the term "Annuitant" means the joint Annuitants or the survivor.

ANNUITY DATE--The Valuation Date on which annuity payments are to commence. Subject to state variation, the Annuity Date may not be after the Valuation Date on or next following the later of the original older Owner's or Annuitant's 90th birthday.


ANNUITY OPTION--One of several forms in which annuity payments can be made.

ANNUITY PERIOD--The period starting on the Annuity Date during which we make annuity payments to you.

ANNUITY UNIT--A unit of measurement used to determine the amount of Variable Annuity payments after the first payment.

BENEFICIARY--The person designated to receive any benefits under a Contract upon your death. (see Primary Beneficiary and Contingent Beneficiary).

CODE--The Internal Revenue Code of 1986, as amended.

COMPANY ("WE", "US", "OUR", "COMMONWEALTH ANNUITY")--Commonwealth Annuity and Life Insurance Company.


CONTINGENT BENEFICIARY--The person designated to receive any benefits under a Contract upon your death should all Primary Beneficiaries predecease you. In the event that a Contingent Beneficiary predeceases you, the benefits will be distributed pro rata to the surviving Contingent Beneficiaries. If there are no surviving Contingent Beneficiaries, the benefits will be paid to your estate (see Beneficiary and Primary Beneficiary).


CONTRACT--A Flexible Premium Fixed and Variable Deferred Annuity Contract.


CONTRACT ANNIVERSARY--The same date each year as the Date of Issue. If there is no Valuation Date in a year that coincides with the Date of Issue, the Contract Anniversary is the next Valuation Date.


CONTRACT VALUE--The sum of your Fixed Account Contract Value and Separate Account Contract Value.


CONTRACT YEAR--A period of twelve consecutive months starting on the Date of Issue or on any Contract Anniversary.


CONTRIBUTION YEAR--Each Contract Year in which a Purchase Payment is made and each later year measured from the start of the Contract Year when the Purchase Payment was made. We only refer to Contribution Years for purposes of calculating the withdrawal charge. For example, if you make an initial Purchase Payment of $15,000 and then during the fourth Contract Year you make an additional Purchase Payment of $10,000, the fifth Contract Year will be the fifth Contribution Year with respect to the initial Purchase Payment (and the PPB and earnings attributable to that Purchase Payment and

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PPB) and the second Contribution Year with respect to the $10,000 Purchase
Payment (and the PPB and earnings attributable to that Purchase Payment and PPB).


DATE OF ISSUE--The date on which the first Contract Year commences.

DEBT--The principal of any outstanding loan from the Fixed Account Contract Value, plus any accrued interest.


FIXED ACCOUNT-- A portion of a Contract that is supported by the assets of our General Account. We guarantee a minimum rate of interest on Purchase Payments (and corresponding PPBs) allocated and Contract Value transferred to the Fixed Account.


FIXED ACCOUNT CONTRACT VALUE--The value of your interest in the Fixed Account.

FIXED ANNUITY--An annuity under which we guarantee the amount of each annuity payment; it does not vary with the investment experience of a Subaccount.

FREE WITHDRAWAL AMOUNT--The guaranteed amount you may withdraw each Contract Year without incurring a withdrawal charge.


FUND OR FUNDS-- An investment company or separate series thereof, in which Subaccounts of the Separate Account invest.


GENERAL ACCOUNT--All our assets other than those allocated to any legally segregated separate account.


INVESTMENT OPTION--The Subaccounts and the Fixed Account available under the Contract for allocation of Purchase Payments and/or transfers of Contract Value.


MONTHIVERSARY--The same date each month as the Date of Issue. If the Date of Issue falls on the 29th, 30th, or 31st and there is no corresponding date in a subsequent month, the Monthiversary will be the last date of that month. If there is no Valuation Date in the calendar month that coincides with the Date of Issue, the Monthiversary is the next Valuation Date.

NON-QUALIFIED CONTRACT--A Contract which does not receive favorable tax treatment under Section 401, 403, 408, 408A or 457 of the Code.


OWNER ("CONTRACT OWNER", "YOU", "YOUR", "YOURS")--The person designated in the Contract as having the privileges of Ownership. The Contract may be owned by natural persons, or by trusts or custodial accounts that hold the Contract as agent for and for the sole benefit of a natural person. When two people are named as joint Owners, the term "Owner" means the joint Owners or the survivor. Joint Owners are not permitted if the Contract is owned by a non-natural person.

PRIMARY BENEFICIARY --The person designated to receive any benefits under a Contract upon your death. In the event that a Primary Beneficiary predeceases you, the benefits will be distributed pro rata to the surviving Primary Beneficiaries. In the event that all Primary Beneficiaries predecease you, proceeds will be paid to the surviving Contingent Beneficiaries (see Beneficiary and Contingent Beneficiary).


PURCHASE PAYMENTS--The dollar amount we receive in U.S. currency to buy the benefits the Contract provides. Purchase Payments do not include corresponding Purchase Payment Bonuses.

PURCHASE PAYMENT BONUS ("PPB")-- An additional amount we credit to your Contract Value with each Purchase Payment you make. Purchase Payment Bonuses are not part of your Purchase Payments.

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QUALIFIED CONTRACT--A Contract issued in connection with a retirement plan which receives favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Code.

SEPARATE ACCOUNT--Commonwealth Annuity Separate Account A.

SEPARATE ACCOUNT CONTRACT VALUE--The sum of your interests in the Subaccount(s).


SERVICE CENTER--P.O. Box 758550, Topeka, Kansas 66675-8550, 1-800-457-8803.


SUBACCOUNTS--The subdivisions of the Separate Account, the assets of which consist solely of shares of the corresponding Fund.





VALUATION DATE--Each day when the New York Stock Exchange is open for trading. The close of business on each Valuation Date is generally 3:00 p.m. Central time.


VALUATION PERIOD--The interval of time between two consecutive Valuation Dates.

VARIABLE ANNUITY--An annuity with payments varying in amount in accordance with the investment experience of the Subaccount(s) in which you have an interest.


WITHDRAWAL VALUE--The amount you will receive upon full surrender or the amount applied upon annuitization of the Contract. It is equal to the Contract Value minus Debt, any applicable withdrawal charge, premium taxes, and minus any applicable contract fee and pro rata portion of the GLWB Rider charge. Federal and state income taxes and penalty taxes also may reduce the amount you receive if you surrender the Contract.

     SUMMARY OF EXPENSES


     THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CONTRACT VALUE AMONG INVESTMENT OPTIONS.

                     CONTRACT OWNER TRANSACTION EXPENSES(1)

Sales Load Imposed on Purchase Payments

                                                                None

Maximum Withdrawal Charge(2)
(as a percentage of Purchase Payments (and PPBs
and earnings attributable to Purchase Payments
and PPBs) withdrawn, surrendered, or annuitized):                8%

Qualified Plan Loan Interest Rate Charged:(3)                   5.50%
State Premium Taxes(4)                                       0% to 3.50%






----------
(1) During the Annuity Period, we deduct a commutation charge if you request a lump sum payment with respect to: 1) any remaining annuity payments in the certain period under Annuity Options 1, 3, or 5 upon the death of an Annuitant; or 2) any remaining annuity payments under Annuity Option 1. Please see "Commutation Charge."

(2) In certain circumstances we may reduce or waive the withdrawal charge. In addition, a Contract Owner may withdraw the Free Withdrawal Amount each Contract Year without incurring a withdrawal charge. If you withdraw more than the Free Withdrawal Amount, we may impose a withdrawal charge on the excess. We impose a withdrawal charge on the withdrawal of each Purchase Payment (and PPB and earnings attributable to that Purchase Payment and PPB) made within the previous 8 Contribution Years, as follows:



                  CONTRIBUTION YEAR   WITHDRAWAL CHARGE
                  -----------------   -----------------
                       First                   8%
                      Second                   8%
                       Third                   7%
                      Fourth                   6%
                       Fifth                   5%
                       Sixth                   4%
                      Seventh                  3%
                      Eighth                   2%
                      Ninth+                   0%



Total withdrawal charges assessed under a Contract will never exceed 9% of the total Purchase Payments (not including PPBs) made under the Contract. For more information on the withdrawal charge, including an example of how we calculate the withdrawal charge, see "Withdrawal Charge."






(3) Loans are only available under certain qualified plans. The loan interest rate charged varies if the plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). For such plans, the loan interest rate charged is based on the Moody's Corporate Bond Yield Average - Monthly Average Corporates, rounded to the nearest 0.25%. While a loan is outstanding, we will credit the value securing the loan with interest at the daily equivalent of the annual loan interest rate charged reduced by 2.5%, instead of the current interest rate credited to the Fixed Account. However, this rate will never be lower than the minimum guaranteed Fixed Account interest rate (See "Loans").

(4)  For a discussion of state premium taxes, please see "State Premium Taxes."

     THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.


                                PERIODIC EXPENSES*



Annual Contract Fee (deducted from Contract Value)(5)                   $30.00
Separate Account Annual Expenses
(as a percentage of Separate Account Contract Value)
      Mortality and Expense Risk Charge                                   1.35%
      Administration Charge                                               0.15%
                                                                          ----
   Total Separate Account Annual Expenses without the Step-Up
      Death Benefit                                                       1.50%
                                                                          ====
      Optional Step-Up Death Benefit Charge(6)                            0.20%
                                                                          ----
   Total Separate Account Annual Expenses including Step-Up
      Death Benefit                                                       1.70%
                                                                          ====

Additional Rider Charges:

Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider (as a percentage of the Lifetime Income Base):
   GLWB Plus For One(7)
      Maximum Charge:                                                     1.00%
      Current Charge:                                                     0.50%
   GLWB Plus For Two(8)
      Maximum Charge:                                                     1.50%
      Current Charge:                                                     0.75%






----------
(5) We will waive this fee for Contracts with Contract Value of $50,000 or more as of the Valuation Date we would otherwise deduct the fee. We assess the contract fee at the end of each calendar quarter and upon surrender or annuitization.

(6) The Optional Step-Up Death Benefit Charge does not apply to amounts allocated to the Fixed Account.

(7) We reserve the right to increase the charge to a maximum of 1.00% on an annual basis if we Step-Up the Lifetime Income Base to equal the Contract Value.

(8) We reserve the right to increase the charge to a maximum of 1.50% on an annual basis if we Step-Up the Lifetime Income Base to equal the Contract Value.

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     THE NEXT TABLE SHOWS THE LOWEST AND HIGHEST TOTAL OPERATING EXPENSES
CHARGED BY THE FUNDS FOR THE YEAR ENDED DECEMBER 31, 2006 THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CURRENT AND FUTURE EXPENSES COULD BE HIGHER OR LOWER THAN THOSE SHOWN IN THE FOLLOWING TABLE. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.


                                                             LOWEST  --  HIGHEST
Total Annual Fund Operating Expenses(5) (expenses that are
deducted from Fund assets, including management fees,
distribution and/or service (12b-1) fees, and other
expenses, prior to any fee waivers or expense
reimbursements)                                               0.67%  --   2.20%






     The advisers and/or other service providers of certain Funds have agreed to reduce their fees and/or reimburse the Funds' expenses in order to keep the Funds' expenses below specified limits. The expenses of certain Funds are reduced by contractual fee reduction and expense reimbursement arrangements, while other Funds have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. The lowest and highest Total Annual its. The expenses Fund Operating Expenses for all Funds after all fee reductions and expense reimbursements are 0.40% and 1.75% respectively for the year ended December 31, 2006. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Fund's prospectus.


     THE FUND'S INVESTMENT MANAGER OR ADVISER PROVIDED THE ABOVE EXPENSES FOR THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                                     EXAMPLE

     THIS EXAMPLE IS INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND FUND FEES AND EXPENSES.


     The Example assumes that you invest $10,000 in the Contract for the time periods indicated and that your Contract includes the Step-Up Death Benefit, and the GLWB Plus For Two Rider (at the maximum charges). If these features were not elected, the expense figures shown below would be lower. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any ACTION EXPENSES, C of the Funds, prior to any fee he maximum charge) waivers or expense reimbursements. If these arrangements were considered, the expenses shown would be lower.


     Although your actual costs may be higher or lower, based on these assumptions, your costs would be:





IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE PERIOD:



 1 YEAR     3 YEARS    5 YEARS   10 YEARS
-----------------------------------------
1,328.03   2,405.05   3,408.98   6,000.26



IF YOU ANNUITIZE YOUR CONTRACT AT THE END OF THE APPLICABLE PERIOD UNDER ANNUITY OPTION 2,3, 4, OR 5, OR UNDER ANNUITY OPTION 1 FOR A PERIOD OF 10 YEARS OF MORE:



1 YEAR    3 YEARS    5 YEARS   10 YEARS
---------------------------------------
584.26   1,765.60   2,961.85   6,000.26



IF YOU ANNUITIZE YOUR CONTRACT AT THE END OF THE APPLICABLE PERIOD UNDER ANNUITY OPTION 1 FOR A PERIOD OF LESS THAN 10 YEARS:



 1 YEAR     3 YEARS    5 YEARS   10 YEARS
-----------------------------------------
1,328.03   2,405.05   3,408.98   6,000.26

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IF YOU DO NOT SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE PERIOD:



1 YEAR    3 YEARS    5 YEARS   10 YEARS
---------------------------------------
584.26   1,765.60   2,961.85   6,000.26


     The fee table and Example should not be considered a representation of past or future expenses and charges of the Subaccounts. Your actual expenses may be greater or less than those shown. The Example assumes no transfers were made and does not include the deduction of state premium taxes, which may be assessed before or upon surrender or annuitization or any taxes or penalties you may be required to pay if you surrender the Contract. Similarly, the 5% annual rate of return assumed in the Example is not intended to be representative of past or future performance of any Subaccount.

                         CONDENSED FINANCIAL INFORMATION

     Because the Contract was not offered for sale as of December 31, 2006, condensed financial information for the Separate Account is not available.

                               DISTRIBUTION COSTS

     For information concerning the compensation we pay for sales of the Contract, see "Distribution of Contracts."

                                     SUMMARY

     The summary does not contain all information that may be important. Read the entire Prospectus and the Contract before deciding to invest. States may require variations to the Contract. If a state variation applies, it will appear in the Contract, an endorsement to the Contract, or a supplement to this Prospectus.

     This is a bonus annuity. This means we will increase your Contract Value by 4% of each Purchase Payment you make. We use a portion of the mortality and expense risk charge and the withdrawal charge to pay for the PPB. These and other expenses for the Contract may be higher than the expenses for a similar contract that does not credit a PPB. Over time, the value of the PPB could be more than offset by these charges. We offer variable annuity contracts that do not provide a PPB and, therefore, have lower fees. You should carefully consider whether this Contract is the best product for you. Generally, the Contract is most suited to those who intend to hold it for a relatively long time. Carefully consider your need to make withdrawals or surrender this Contract in the short-term as your expenses can outweigh the benefits of the PPB.

     The Contract provides for tax-deferred investments and annuity benefits. Both Qualified Contracts and Non-Qualified Contracts are described in this Prospectus.

     You may make Purchase Payments under the Contract, subject to certain minimum limitations and other restrictions. You may make Purchase Payments to Non-Qualified Contracts and Contracts issued as Individual Retirement Annuities ("IRAs") by authorizing us to draw on your account via check or electronic debit ("Pre-Authorized Checking (PAC) Agreement"). (See "Purchase Payments.") We do not deduct a sales charge from any Purchase Payment.

     We provide for variable accumulations and benefits for amounts allocated to one or more Subaccounts selected by you. Each Subaccount invests in a corresponding Fund. (See "The Funds.") Purchase Payments (and corresponding
PPBs) and Contract Value allocated to the Separate Account will vary with the investment performance of the Funds you select.

     We also provide for fixed accumulations and benefits for amounts allocated to the Fixed Account. We credit Purchase Payments (and corresponding PPBs) and Contract Value allocated to the Fixed Account with interest daily at a rate periodically declared by us at our discretion, but not less than the minimum guaranteed rate. (See "Fixed Account.")

     The investment risk under the Contract is borne by you, except to the extent that Purchase Payments (and corresponding PPBs) and Contract Value are allocated to the Fixed Account and are therefore guaranteed to earn at least the minimum guaranteed rate.

     Transfers among Subaccounts are permitted before and after the Annuity Date, if allowed by your qualified plan and subject to limitations. Restrictions apply to transfers into and out of the Fixed Account. (See "Transfers During the Accumulation Period" and "Transfers During the Annuity Period.")


     You may make partial withdrawals from the Contract or surrender the Contract, subject to certain restrictions. (See "Withdrawals and Surrenders During the Accumulation Period.") You may withdraw up to the Free Withdrawal Amount in any Contract Year without assessment of a withdrawal charge. If you withdraw an amount in excess of the Free Withdrawal Amount, the excess may be subject to a withdrawal charge. We also may assess a withdrawal charge upon surrender of the Contract, although we will first apply the Free Withdrawal Amount. The withdrawal charge is assessed as a percentage of each Purchase Payment, as well as the PPB and earnings attributable to that Purchase Payment and PPB, withdrawn or surrendered during the first 8 Contribution Years following our receipt of the Purchase Payment. The withdrawal charge starts at 8% in the first and second Contribution Years and reduces each subsequent Contribution Year. We do not assess a withdrawal charge on any Purchase Payment (or PPB or earnings attributable to that Purchase Payment and PPB) withdrawn or surrendered more than eight Contribution Years following our receipt of that Purchase Payment. We also may apply a withdrawal charge upon annuitization to amounts attributable to Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) in their eight Contribution Year or earlier. (See "Withdrawal Charge.")


     Withdrawals and surrenders will have tax consequences, which may include the amount of the withdrawal being subject to income tax and in some circumstances an additional 10% penalty tax. Withdrawals also reduce your Contract Value and your death benefit. Certain withdrawals also may reduce the value of the guarantees provided by the GLWB Rider. (See "Guaranteed Lifetime Withdrawal Benefit.") Withdrawals are permitted from Contracts issued in connection with Section 403(b) qualified plans only under limited circumstances. (See "Withdrawals and Surrenders During the Accumulation Period" and "Federal Tax Matters.")

     We offer Automatic Asset Rebalancing, Dollar Cost Averaging, and a Systematic Withdrawal Plan. (See "Automatic Asset Rebalancing," "Dollar Cost Averaging," and "Systematic Withdrawal Plan.")

     If you die before the Annuity Date, we will pay the Beneficiary a death benefit. We also offer for an additional charge the Step-Up Death Benefit, which provides an optional enhanced death benefit if certain conditions are met. See "Death Benefits."


     We provide for an additional charge a Guaranteed Lifetime Withdrawal Benefit Rider ("GLWB Rider"), which, subject to certain conditions, makes the following guarantees: Prior to the Lifetime Income Date, we will make the Guaranteed Withdrawal Amount available for Non-Excess Withdrawals each Contract Year or we will pay it in monthly installments as Settlement Payments if your Contract enters the Benefit Phase before the Lifetime Income Date, until the Guaranteed Withdrawal Balance is reduced to zero. If your Contract Value is greater than zero on the Lifetime Income Date, we will make the Lifetime Income Amount available for Non-Excess Withdrawals each Contract Year on and after the Lifetime Income Date (if you have not annuitized your Contract) or we will pay it in monthly installments as Settlement Payments on and after the Maximum Annuity Date (if you elect the GLWB Rider annuitization option on the Maximum Annuity Date) or if your Contract enters the Benefit Phase prior to the Maximum Annuity Date. This guarantee applies on and after the Lifetime Income Date, while a Covered Person is living or until the Guaranteed Withdrawal Balance is reduced to zero, if later. After the Covered Person's death (or the death of the last surviving Covered Person in the case of the GLWB Plus for Two), your Beneficiary will receive the remaining Guaranteed Withdrawal Balance as a lump sum death benefit (if greater than the standard death benefit or any optional death benefit you elected) in certain cases or in monthly installments as Settlement Payments (until the Guaranteed Withdrawal Balance is reduced to zero) in others. This guarantee applies even if the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For
Two) on or after the Maximum Annuity Date, if you elect the GLWB Rider annuitization option on the Maximum Annuity Date. Currently, the GLWB Rider is only available to Qualified Contracts. You should consult with a qualified tax adviser prior to electing the Rider for further information on tax rules affecting Qualified Contracts, including IRAs. (See "Guaranteed Lifetime Withdrawal Benefit.")


     In addition to the withdrawal charge, we assess a mortality and expense risk charge, an administration charge, a contract fee, and applicable premium taxes. (See "Contract Charges and Expenses.") We also charge for the Step-Up Death Benefit (see "Death Benefits") and the GLWB Rider (see "Guaranteed Lifetime Withdrawal Benefit"). The Funds will incur certain management fees and other expenses. (See "Summary of Expenses," "Investment Management Fees and Other Expenses," and the Funds' prospectuses.) We may assess a commutation charge during the Annuity Period when calculating lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3 and 5 upon the death of an Annuitant during the Annuity Period and, for Annuity Option 1, upon election to cancel remaining payments. (See "Annuity Period--Annuity Options.")


     Currently, the Contracts may be purchased in connection with retirement plans qualifying either under Section 401 or 403(b) of the Code or as individual retirement annuities including Roth IRAs. The Contracts are also available in connection with state and municipal deferred compensation plans and non-qualified deferred compensation plans. A Contract purchased in connection with a qualified plan does not provide any additional tax deferred treatment of earnings beyond the treatment that is already provided by the qualified plan itself. (See "Taxation of Annuities in General" and "Qualified Plans.") Therefore, the tax deferral provided by the Contract is not necessary for Contracts used in qualified plans, so for such plans the Contract should be purchased for other features and benefits, such as the Fixed Account's minimum interest rate guarantee, the standard death benefit, the Step-Up Death Benefit, the GLWB Rider, or the Annuity Options.

     You have the right within the "free look" period (generally ten days, subject to state variation) after receiving the Contract to cancel the Contract by delivering or mailing it to us. If you decide to return your Contract for a refund during the "free look" period, also include a letter instructing us to cancel the Contract. Upon receipt by us, the Contract will be cancelled and amounts refunded. The amount of the refund depends on the state where issued. Generally the refund will be the Contract Value as of the Valuation Date on which we receive your Contract at our Service Center minus the PPB adjusted for any negative or positive investment performance. We will also return the mortality and expense risk charge, the administration charge, and any other charges proportionately attributable to the PPB. In the states that require the return of the Purchase Payments, we will return the greater of Purchase Payment (not including the PPB); and Contract Value as of the Valuation Date on which we receive your Contract at our Service Center minus the PPB adjusted for any negative or positive investment performance. Thus, if you return the Contract during the "free look" period, you will not receive the PPB. In addition, a special "free look" provision applies in some circumstances to Contracts issued as Individual Retirement Annuities, Simplified Employee Pensions--IRAs or as Roth Individual Retirement
Annuities (although for such Contracts, we will never return less than the Contract Value). (See "Free Look Period.")

     Certain provisions of the Contract may be different than the general description in this Prospectus, and certain riders and options may not be available, because of legal restrictions in your state. See your Contract for specific variations since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract. See your agent or contact us for specific information that may be applicable to your state.

     You can generally exchange all or a portion of one annuity contract for another, or a life insurance policy for an annuity contract, in a `tax-free exchange' under Section 1035 of the Code. If you are thinking about a 1035 exchange, you should compare the old contract and the Contract described in this Prospectus carefully. Remember that if you exchange another contract for the Contract described in this Prospectus, you might have to pay a withdrawal charge and tax, including a possible penalty tax, on your old contract,

AND there will be a new withdrawal charge period for the Contract. Also, other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another contract for the Contract described in this Prospectus unless you determine, after knowing all the facts, that the exchange is in your best interest (the person selling you the Contract will generally earn a commission if you buy the Contract through an exchange or otherwise). If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

     We offer other variable annuity contracts that have different policy features. However, these other contracts also have different charges that would affect your Subaccount performance and Contract Value. To obtain more information about these other contracts, contact our Service Center or your agent.

            COMMONWEALTH ANNUITY, THE SEPARATE ACCOUNT AND THE FUNDS

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY


     Commonwealth Annuity and Life Insurance Company ("we," "Commonwealth Annuity" or the "Company") is a life insurance company organized under the laws of Delaware in July 1974. Prior to December 31, 2002, Commonwealth Annuity (then known as Allmerica Financial Life Insurance and Annuity Company or "Allmerica Financial") was a direct subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica"), which in turn was a direct subsidiary of The Hanover Insurance Group ("THG," formerly Allmerica Financial Corporation). Effective December 31, 2002, the Company became a Massachusetts domiciled insurance company and a direct subsidiary of THG. On December 30, 2005, THG completed the closing of the sale of the Company to The Goldman Sachs Group, Inc. ("Goldman Sachs"), 85 Broad Street, New York, NY 10004. On September 1, 2006, Allmerica Financial officially changed its name to Commonwealth Annuity and Life Insurance Company.

     Commonwealth Annuity is subject to the laws of the state of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, Commonwealth Annuity is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 2006, Commonwealth Annuity had over $11 billion in combined assets and over $13 billion of life insurance in force. Its principal office is located at 132 Turnpike Road, Suite 210, Southborough, MA 01772, telephone 1-866-297-7531.


     Subject to the provisions of the Contract, units of the Subaccounts under the Contract are offered on a continuous basis.

THE SEPARATE ACCOUNT

     We established the Commonwealth Annuity Separate Account A on February 15, 2007 pursuant to Massachusetts law. The SEC does not supervise the management, investment practices or policies of the Separate Account or Commonwealth Annuity.

     Benefits provided under the Contracts are our obligations. Although the assets in the Separate Account are our property, they are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and capital losses, whether or not realized, from the assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, capital gains and capital losses arising out of any other business we may conduct.

     Each Subaccount of the Separate Account invests exclusively in shares of one of the corresponding Funds. We may add or delete Subaccounts in the future. Not all Subaccounts may be available in all jurisdictions, under all Contracts or in all retirement plans.

     The Separate Account purchases and redeems shares from the Funds at net asset value. We redeem shares of the Funds as necessary to provide benefits, to deduct Contract charges and fees, and to transfer assets from one Subaccount to another as requested by Owners. All dividends and capital gains distributions received by the Separate Account from a Fund are reinvested in that Fund at net asset value and retained as assets of the corresponding Subaccount.

THE FUNDS


     SELECTION OF FUNDS. We select the Funds offered through the Contract, and we may consider various factors, including, but not limited to asset class coverage, the strength of the investment adviser's (and/or subadviser's) reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. We also consider whether the Fund or one of its service providers (E.G., the investment adviser, administrator, distributor, and/or their affiliates) will make payments to us or our affiliates, as described below. We review the Funds periodically and may remove a Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Contract Owners.


     You are responsible for choosing the Subaccounts and the amounts allocated to each that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since you bear the investment risk of investing in the Subaccounts, we encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including each Fund's prospectus, statement of additional information, and annual and semi/annual reports. Other sources such as the Fund's website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a Fund. After you select Subaccounts for your initial Purchase Payment, you should monitor and periodically reevaluate your allocations to determine if they are still appropriate. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE SUBACCOUNTS YOU HAVE CHOSEN.


     We do not provide investment advice and we do not recommend or endorse any of the particular Funds available as Investment Options in the Contract.

     THE FUNDS. The Separate Account invests in shares of registered, open-end management investment companies. There are two types of Funds generally offered under the Contract:

- INSURANCE FUNDS: Insurance Funds are available solely to variable annuity or life insurance contracts and certain qualified retirement plans. (See "Federal Tax Matters.") Nonqualified Contracts generally can invest only in Insurance Funds. All Contracts, both Qualified and Nonqualified, may choose among Subaccounts that invest in the following Insurance Funds:



GOLDMAN SACHS VARIABLE INSURANCE TRUST (CLASS S)

-    Goldman Sachs VIT Capital Growth Fund

-    Goldman Sachs VIT Core Fixed Income Fund

-    Goldman Sachs VIT Equity Index Fund

     Goldman Sachs VIT Government Income Fund

-    Goldman Sachs VIT Growth & Income Fund

-    Goldman Sachs VIT Growth Opportunities Fund

-    Goldman Sachs VIT Money Market Fund

-    Goldman Sachs VIT Strategic International Equity Fund

-    Goldman Sachs VIT Structured Small Cap Equity Fund

-    Goldman Sachs VIT Structured U.S. Equity Fund

AIM VARIABLE INSURANCE FUNDS (SERIES II)

-    AIM V.I. Core Equity Fund

-    AIM V.I. Leisure Fund

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC. (CLASS B)

-    AllianceBernstein VPS Americas Government Income Portfolio

-    AllianceBernstein VPS International Value Portfolio

-    AllianceBernstein VPS Small Cap Growth Portfolio

-    AllianceBernstein VPS Small/Mid Cap Value Portfolio

FRANKLIN TEMPLETON INSURANCE PRODUCTS TRUST (CLASS 2)

-    FT VIP Templeton Global Asset Allocation Fund

-    FT VIP Franklin Global Communications Fund

-    FT VIP Templeton Growth Securities Fund

-    FT VIP Franklin Income Securities Fund

-    FT VIP Franklin Mutual Discovery Securities Fund

-    FT VIP Franklin Mutual Shares Securities Fund

-    FT VIP Franklin Small Cap Value Securities Fund

JANUS ASPEN SERIES (SERVICE SHARES)

-    Janus Aspen Forty Portfolio

-    Janus Aspen Midcap Growth Portfolio

-    Janus Aspen Midcap Value Portfolio

-    Janus Aspen Small Company Value Portfolio

OPPENHEIMER VARIABLE ACCOUNT FUNDS (SERVICE SHARES)

-    Oppenheimer Balanced Fund/VA

-    Oppenheimer Global Securities Fund/VA

-    Oppenheimer Main Street Small Cap Fund(R)/VA

-    Oppenheimer Strategic Bond Fund/VA

PIONEER VARIABLE CONTRACTS TRUST (CLASS I)

-    Pioneer Growth Opportunities VCT Portfolio

PIONEER VARIABLE CONTRACTS TRUST (CLASS II)

-    Pioneer Cullen Value VCT Portfolio

-    Pioneer Emerging Markets VCT Portfolio


-    Pioneer Mid Cap Value VCT Portfolio


     The Insurance Funds provide investment vehicles for variable life insurance and variable annuity contracts and, in some cases, certain qualified retirement plans. Shares of the Insurance Funds are sold only to insurance company separate accounts and qualified retirement plans. In addition to selling shares to our separate accounts, shares of the Insurance Funds may be sold to separate accounts of other insurance companies. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of other companies, or for variable life insurance separate accounts, variable annuity separate accounts, and qualified retirement plans to invest simultaneously in the Insurance Funds. Currently, neither we nor the Insurance Funds foresee any such disadvantages to variable life insurance Owners, variable annuity Owners, or qualified retirement plans. The Insurance Funds must monitor events to identify material conflicts between such Owners and determine what action, if any, should be taken. In addition, if we believe an Insurance Fund's response to any of those events or conflicts insufficiently protects Owners, we will take appropriate action.


-    PUBLICLY-AVAILABLE FUNDS. Publicly-Available Funds are
     "publicly-available," I.E., shares can be purchased by the public directly without purchasing a variable annuity or life insurance contract. ONLY QUALIFIED CONTRACTS MAY INVEST IN THESE PUBLICLY-AVAILABLE FUNDS.

          -    Goldman Sachs Balanced Strategy Portfolio (Class A)

          -    Goldman Sachs Equity Growth Strategy Portfolio (Class A)

          -    Goldman Sachs Growth and Income Strategy Portfolio (Class A)

          -    Goldman Sachs Growth Strategy Portfolio (Class A)

          -    Goldman Sachs International Real Estate Security Fund (Class A)

          -    Goldman Sachs Real Estate Security Fund (Class A)

          -    Goldman Sachs Tollkeeper Fund (Class A)

     The Publicly-Available Funds are also available for direct purchase outside of an annuity or life insurance policy. If you purchase shares of these funds directly from a broker-dealer or mutual fund company, you will not pay Contract fees or charges, but you also will not have Annuity Options available. Because of the additional Contract fees and charges, which affect Contract Value and Subaccount returns, you should refer only to performance information regarding the Publicly-Available Funds available through us, rather than to information that may be available through alternate sources.

NOTE: If you elect the GLWB Rider, we will restrict the Investment Options to which you may allocate Purchase Payments and transfer Contract Value. (See "Guaranteed Lifetime Withdrawal Benefit.")


     SEC REGISTRATION DOES NOT INVOLVE SEC SUPERVISION OF THE FUNDS' MANAGEMENT, INVESTMENT PRACTICES OR POLICIES. THE ASSETS OF EACH FUND ARE HELD SEPARATE FROM THE ASSETS OF THE OTHER FUNDS, AND EACH FUND HAS ITS OWN DISTINCT INVESTMENT OBJECTIVE AND POLICIES. EACH FUND OPERATES AS A

SEPARATE INVESTMENT FUND, AND THE INVESTMENT PERFORMANCE OF ONE FUND HAS NO EFFECT ON THE INVESTMENT PERFORMANCE OF ANY OTHER FUND.


INSURANCE FUND                PORTFOLIO NAME                 INVESTMENT OBJECTIVE             INVESTMENT ADVISER
--------------                --------------                 --------------------             ------------------
Goldman Sachs             Goldman Sachs VIT        Seeks long term growth of capital.        Goldman Sachs
Variable Insurance        Capital Growth Fund                                                Asset Management,
Trust (Service                                                                               LP
Shares)

Goldman Sachs             Goldman Sachs VIT        Seeks a total return consisting of        Goldman Sachs
Variable Insurance        Core Fixed Income        capital appreciation and income that      Asset Management,
Trust (Service            Fund                     exceeds the total return of the Lehman    LP
Shares)                                            Brothers Aggregate Bond Index.

Goldman Sachs             Goldman Sachs VIT        Seeks to achieve investment results that  Goldman Sachs
Variable Insurance        Equity Index Fund        correspond to the aggregate price and     Asset Management,
Trust (Service                                     yield performance of a benchmark index    LP
Shares)                                            that measures the investment returns of
                                                   large capitalization stocks.

Goldman Sachs             Goldman Sachs VIT        Seeks a high level of current income,     Goldman Sachs
Variable Insurance        Government Income        consistent with safety of principal.      Asset Management,
Trust (Service            Fund                                                               LP
Shares)

Goldman Sachs             Goldman Sachs VIT        Seeks long-term growth of capital and     Goldman Sachs
Variable Insurance        Growth & Income Fund     growth of income.                         Asset Management,
Trust (Service                                                                               LP
Shares)

Goldman Sachs             Goldman Sachs VIT        Seek long term growth of capital.         Goldman Sachs
Variable Insurance        Growth Opportunities                                               Asset Management,
Trust (Service            Fund                                                               LP
Shares)

Goldman Sachs             Goldman Sachs VIT        Seeks to maximize current income to the   Goldman Sachs
Variable                  Money Market             extent consistent with the preservation   Asset
Insurance Trust (Service  Fund                     of capital and the maintenance of         Management, LP
Shares)                                            liquidity by investing exclusively in
                                                   high quality money market instruments.

Goldman Sachs             Goldman Sachs VIT        Seeks long-term capital appreciation.     Goldman Sachs
Variable Insurance        Strategic                                                          Asset Management
Trust (Service            International Equity                                               International
Shares)                   Fund

Goldman Sachs             Goldman Sachs VIT        Seeks long-term growth of capital.        Goldman Sachs
Variable Insurance        Structured Small Cap                                               Asset Management,
Trust (Service            Equity Fund                                                        LP
Shares)

Goldman Sachs             Goldman Sachs VIT        Seeks long-term growth of capital and     Goldman Sachs
Variable Insurance        Structured U.S.          dividend income.                          Asset Management,
Trust (Service            Equity Fund                                                        LP
Shares)

AIM Variable Insurance    AIM V.I. Core Equity     Seeks growth of capital.                  AIM Advisors,
Funds (Series II Shares)  Fund                                                               Incorporated

AIM Variable Insurance    AIM V.I. Leisure Fund    Seeks capital growth.                     AIM Advisors,
Funds (Series II Shares)                                                                     Incorporated


                                       17


AllianceBernstein         AllianceBernstein VPS    Seeks to maximize current income.         AllianceBernstein L.P
Variable Products Series  Americas Government
Fund, Inc. (Class B)      Income Portfolio

AllianceBernstein         AllianceBernstein VPS    Seeks long term growth of                 AllianceBernstein L.P
Variable Products Series  International Value      capital.
Fund, Inc. (Class B)      Portfolio

AllianceBernstein         AllianceBernstein VPS    Seeks long term growth of                 AllianceBernstein L.P
Variable Products Series  Small Cap Growth         capital.
Fund, Inc. (Class B)      Portfolio

AllianceBernstein         AllianceBernstein VPS    Seeks long term growth of                 AllianceBernstein L.P
Variable Products Series  Small/Mid Cap Value      capital.
Fund, Inc. (Class B)      Portfolio

Franklin Templeton        FT VIP Templeton         Seeks high total return.                  Templeton Investment
Variable Insurance        Global Asset                                                       Council, LLC
Products Trust (Class2)   Allocation Fund

Franklin Templeton        FT VIP Franklin          Seeks capital appreciation and            Franklin Advisers,
Variable Insurance        Global Communications    current income.                           Inc.
Products Trust (Class2)   Fund

Franklin Templeton        FT VIP Templeton         Seeks long-term capital growth.           Templeton Global
Variable Insurance        Growth Securities Fund                                             Advisors Limited
Products Trust (Class2)

Franklin Templeton        FT VIP Franklin          Seeks to maximize income while            Franklin Advisers,
Variable Insurance        Income Securities Fund   maintaining prospects for                 Inc.
Products Trust (Class2)                            capital appreciation.

Franklin Templeton        FT VIP Franklin          Seeks capital appreciation.               Franklin Mutual
Variable Insurance        Mutual Discovery                                                   Advisers, LLC
Products Trust (Class2)   Securities Fund

Franklin Templeton        FT VIP Franklin          Seeks capital appreciation, with          Franklin Mutual
Variable Insurance        Mutual Shares            income as a secondary goal.               Advisers, LLC
Products Trust (Class2)   Securities Fund

Franklin Templeton        FT VIP Franklin Small    Seeks long-term total return.             Franklin Advisory
Variable Insurance        Cap Value Securities                                               Services, LLC
Products Trust (Class2)   Fund

Goldman Sachs Variable    Goldman Sachs VIT        Seeks long term growth of                 Goldman Sachs Asset
Insurance Trust (Service  Capital Growth Fund      capital.                                  Management, LP
Shares)

Goldman Sachs Variable    Goldman Sachs VIT        Seeks a total return consisting           Goldman Sachs Asset
Insurance Trust (Service  Core Fixed Income Fund   of capital appreciation and               Management, LP
Shares)                                            income that exceeds the total
                                                   return of the Lehman Brothers
                                                   Aggregate Bond Index.

Goldman Sachs Variable    Goldman Sachs VIT        Seeks to achieve investment               Goldman Sachs Asset
Insurance                 Equity Index Fund        results that correspond to the            Management, LP


                                       18


Trust (Service Shares)                             aggregate price and yield
                                                   performance of a benchmark index
                                                   that measures the investment
                                                   returns of large capitalization
                                                   stocks.

Goldman Sachs Variable    Goldman Sachs VIT        Seeks a high level of current             Goldman Sachs Asset
Insurance Trust (Service  Government Income Fund   income, consistent with safety            Management, LP
Shares)                                            of principal.

Goldman Sachs Variable    Goldman Sachs VIT        Seeks long-term growth of                 Goldman Sachs Asset
Insurance Trust (Service  Growth & Income Fund     capital and growth of income.             Management, LP
Shares)

Goldman Sachs Variable    Goldman Sachs VIT        Seek long term growth of capital.         Goldman Sachs Asset
Insurance Trust (Service  Growth Opportunities                                               Management, LP
Shares)                   Fund

Goldman Sachs Variable    Goldman Sachs VIT        Seeks to maximize current income          Goldman Sachs Asset
Insurance Trust (Service  Money Market Fund        to the extent consistent with             Management, LP
Shares)                                            the preservation of capital and
                                                   the maintenance of liquidity by
                                                   investing exclusively in high
                                                   quality money market instruments.

Goldman Sachs Variable    Goldman Sachs VIT        Seeks long-term capital                   Goldman Sachs Asset
Insurance Trust (Service  Strategic                appreciation.                             Management
Shares)                   International Equity                                               International
                          Fund

Goldman Sachs Variable    Goldman Sachs VIT        Seeks long-term growth of                 Goldman Sachs Asset
Insurance Trust (Service  Structured Small Cap     capital.                                  Management, LP
Shares)                   Equity Fund

Goldman Sachs             Goldman Sachs VIT        Seeks long-term growth of                 Goldman Sachs Asset
Variable Insurance Trust  Structured U.S.          capital and dividend income.              Management, LP
(Service Shares)          Equity Fund

Janus Aspen Series        Janus Aspen Forty        Seeks long term growth of                 Janus Capital
(Service Shares)          Portfolio                capital.                                  Management LLC


Janus Aspen Series        Janus Aspen Midcap       Seeks long term growth of                 Janus Capital
(Service Shares)          Growth Portfolio         capital.                                  Management LLC


Janus Aspen Series        Janus Aspen Midcap       Seeks capital appreciation.               Janus Capital
(Service Shares)          Value Portfolio                                                    Management LLC

Janus Aspen Series        Janus Aspen Small        Seeks capital appreciation.               Janus Capital
(Service Shares)          Company Value                                                      Management LLC
                          Portfolio

Oppenheimer Variable      Oppenheimer Balanced     Seeks a high total investment             OppenheimerFunds, Inc.
Account Funds (Service    Fund/VA                  return, which includes current
Shares)                                            income and capital appreciation
                                                   in the value of its shares.

Oppenheimer Variable      Oppenheimer Global       Seeks long-term capital                   OppenheimerFunds, Inc.
Account Funds (Service    Securities Fund/VA       appreciation by investing a substantial
                                                   portion of its assets


                                       19


Shares)
                                                   in securities of foreign
                                                   issuers, "growth-type"
                                                   companies, cyclical industries
                                                   and special situations that are
                                                   considered to have appreciation
                                                   possibilities.

Oppenheimer Variable      Oppenheimer Main         Seeks capital appreciation.               OppenheimerFunds, Inc.
Account Funds (Service    Street Small Cap
Shares)                   Fund(R)/VA

Oppenheimer Variable      Oppenheimer Strategic    Seeks a high level of current             OppenheimerFunds, Inc.
Account Funds (Service    Bond Fund/VA             income principally derived from
Shares)                                            interest on debt securities.

Pioneer Variable          Pioneer Growth           Seeks growth of capital by                Pioneer Investment
Contracts Trust (Class    Opportunities VCT        investing primarily in equity             Management, Inc.
I)                        Portfolio                securities of companies
                                                   considered to be reasonably
                                                   priced or undervalued, with
                                                   above average growth potential.

Pioneer Variable          Pioneer Cullen Value     Seeks capital appreciation by             Pioneer Investment
Contracts Trust (Class    VCT Portfolio            investing in equity securities            Management, Inc.
II)                                                of medium-and
                                                   large-capitalization companies.
                                                   Secondarily, the portfolio may
                                                   seek income.

Pioneer Variable          Pioneer Emerging         Seeks long-term growth of                 Pioneer Investment
Contracts Trust (Class    Markets VCT Portfolio    capital.                                  Management, Inc.
II)

Pioneer Variable          Pioneer Mid Cap Value    Seeks capital appreciation by             Pioneer Investment
Contracts Trust (Class    VCT Portfolio            investing in a diversified                Management, Inc.
II)                                                portfolio of securities
                                                   consisting primarily of common
                                                   stocks.



        RETAIL FUND*                         INVESTMENT OBJECTIVE                    INVESTMENT ADVISER
        ------------                         --------------------                    ------------------
Goldman Sachs Balanced        Seeks current income and long-term capital            Goldman Sachs Asset
Strategy Portfolio (Class A)  appreciation.                                         Management, LP

Goldman Sachs Equity Growth   Seeks long-term capital appreciation.                 Goldman Sachs Asset
Strategy Portfolio (Class A)                                                        Management, LP

Goldman Sachs Growth and      Seeks long-term capital appreciation and current      Goldman Sachs Asset
Income Portfolio (Class A)    income.                                               Management, LP

Goldman Sachs Growth          Seeks long-term capital appreciation and secondarily  Goldman Sachs Asset
Strategy Portfolio (Class A)  current income.                                       Management, LP

Goldman Sachs International   Seeks total return comprised of long-term growth of   Goldman Sachs Asset
Real Estate                   capital and dividend income.                          Management, LP
Security Fund (Class A)

                                       20




Goldman Sachs Real Estate     Seeks total return comprised of long-term growth of   Goldman Sachs Asset
Security Fund (Class A)       capital and dividend income.                          Management, LP

Goldman Sachs Tollkeeper      Seeks long-term growth of capital.                    Goldman Sachs Asset
Fund (Class A)                                                                      Management, LP



*    Each retail fund's most recently ended fiscal year is December 31, 2006.


     THE FUNDS MAY NOT ACHIEVE THEIR STATED OBJECTIVES. MORE DETAILED INFORMATION, INCLUDING A DESCRIPTION OF RISKS INVOLVED IN INVESTING IN THE FUNDS, IS FOUND IN THE FUNDS' PROSPECTUSES ACCOMPANYING THIS PROSPECTUS AND STATEMENTS OF ADDITIONAL INFORMATION AVAILABLE FROM US UPON REQUEST.

     Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other funds that may be managed or sponsored by the same investment adviser, subadviser, manager, or sponsor, we do not represent or assure that the investment results will be comparable to those of any other fund, even where the investment adviser, subadviser, or manager is the same. Certain Funds available through the Contract have names similar to funds not available through the Contract. The performance of a fund not available through the Contract does not indicate performance of a similarly named Fund available through the Contract. Differences in fund size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all these reasons, you should expect investment results to differ.

     PLEASE NOTE THAT THERE CAN BE NO ASSURANCE THAT ANY MONEY MARKET FUND WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE PER SHARE. DURING EXTENDED PERIODS OF LOW INTEREST RATES, AND DUE IN PART TO CONTRACT FEES AND EXPENSES, THE YIELDS OF ANY SUBACCOUNT INVESTING IN A MONEY MARKET FUND MAY ALSO BECOME EXTREMELY LOW AND POSSIBLY NEGATIVE.


     CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS. We and our distributor, Epoch Securities, Inc., (the "Distributor") may receive payments from the Funds or their service providers (E.G., the investment adviser, administrator, distributor, and/or their affiliates). These payments may be used for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the Contract and, in our role as an intermediary, the Funds. We (and our affiliates) may profit from these payments.

     The amount of payments we receive from the Fund's service providers is based on a percentage of the assets of the particular Fund attributable to the Contract as well as certain other variable insurance products that we and/or our affiliates may issue or administer. These percentages are negotiated and vary with each Fund. These payments may be derived, in whole or in part, from the investment advisory fee deducted from Fund assets. Contract Owners, through their indirect investment in the Funds, bear the costs of these investment advisory fees (see the Funds' prospectuses for more information). Some service providers may pay us significantly more than others and the amount we receive may be substantial. These percentages currently range from 0.00% to 0.46%, and as of the date of this prospectus, we were receiving payments from each Fund's service providers.

     Additionally, certain of the Funds make payments to us or the Distributor under their distribution plans (12b-1 plans). The payment rates currently range from 0.09% to 0.25% based on the amount of assets invested in those Funds. Payments made out of the assets of the Funds will reduce the amount of assets that otherwise would be available for investment, and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the Fund's average net assets, which can fluctuate over time. If, however, the value of the Funds goes up, then so would the payment to us or to the Distributor. Conversely, if the value of the Fund goes down, payments to us or to the Distributor would decrease.

     We and/or the Distributor also may directly or indirectly receive additional amounts or different percentages of assets under management from some of the Funds' service providers with regard to other variable insurance products we or our affiliates may issue or administer.


CHANGE OF INVESTMENTS


     We reserve the right to make additions to, deletions from, or substitutions for the shares held by the Separate Account or that the Separate Account may purchase. If investment in the Funds is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another fund without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premiums, or both. However, no such substitution will be made without the approval of the Securities and Exchange Commission, if required. Furthermore, we may close Subaccounts to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion. The Funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.


     We may establish additional Subaccounts of the Separate Account, each of which would invest in a new fund, or in shares of another investment company. New Subaccounts may be established when, at our discretion, marketing needs or investment conditions warrant. New Subaccounts may be made available to existing Owners as we determine. We may also eliminate or combine one or more Subaccounts, transfer assets, or substitute one Subaccount for another Subaccount, if, in our discretion, marketing, tax, or investment conditions warrant. We will notify you of any such changes.

     If we deem it to be in the best interests of persons having voting rights under the Contract, we may deregister the Separate Account under the Investment Company Act of 1940 (the "1940 Act"), make any changes required by the 1940 Act, operate the Separate Account as a management investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a Subaccount or separate account to another Subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts. Before we make certain changes we may need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

                                  FIXED ACCOUNT


     Amounts allocated or transferred to the Fixed Account are part of our General Account, supporting insurance and annuity obligations. Interests in the Fixed Account are not registered under the Securities Act of 1933 ("1933 Act"), and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account, however, are subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This Prospectus describes only the aspects of the Contract involving the Separate Account unless we refer to fixed accumulation and annuity elements.


     The Fixed Account Contract Value includes:

          1. your Purchase Payments (and corresponding PPBs) allocated to the Fixed Account;

          2. amounts transferred from a Subaccount to the Fixed Account at your request; and

          3.   the interest credited to amounts so allocated or transferred.

     We reduce the Fixed Account Contract Value when you make transfers and withdrawals from the Fixed Account, as well as when we assess Contract fees and charges against the Fixed Account.

     We reserve the right to not allow you to allocate Purchase Payments or transfer Contract Value to the Fixed Account if the Fixed Account interest rate applicable to such amounts would be less than or equal to 3%.

     We guarantee that Purchase Payments (and corresponding PPBs) allocated and Contract Value transferred to the Fixed Account earn, on a daily basis, a minimum fixed interest rate not less than the minimum interest rate allowed by state law. At our discretion, we may credit interest in excess of the minimum guaranteed rate. With respect to each Purchase Payment allocation or Contract Value transfer to the Fixed Account, we reserve the right to change the rate of excess interest credited, although we will not declare or change any excess interest rate more frequently than once every twelve months. We also reserve the right to declare different rates of excess interest depending on when amounts are allocated or transferred to the Fixed Account and whether the source of the amount is Purchase Payments (and corresponding PPBs) allocated or Contract Value transferred. This means that amounts at any designated time may be credited with a different rate of excess interest than the rate previously credited to such amounts and to amounts allocated or transferred at any other designated time, and that these rates of excess interest may differ based on the source of the amount. You bear the risk that no excess interest will be credited.

     We will declare a current Fixed Account interest rate for each Purchase Payment (and corresponding PPB) allocated and for each transfer of Contract Value to the Fixed Account. The amount allocated or transferred will be credited that rate through the end of the calendar month in which the Purchase Payment or transfer request is received and for twelve additional calendar months thereafter. At the beginning of each subsequent guarantee period of twelve calendar months, we will declare the Fixed Account interest rate applicable for that period. We reserve the right to declare the current Fixed Account interest rate based upon: the Date of Issue; the date we receive a Purchase Payment, the date of any transfer of Contract Value to the Fixed Account, and whether the source is a Purchase Payment (and corresponding PPB) allocated or Contract Value transferred.


     While there is a loan, we will credit the portion of the Fixed Account Contract Value securing the Debt with interest at the daily equivalent of the annual loan interest rate charged reduced by 2.5%, instead of the current interest rate credited to the Fixed Account. However, this rate will never be lower than the minimum guaranteed Fixed Account interest rate.

     If you elect the GLWB Rider, you may not allocate Purchase Payments or transfer Contract Value to the Fixed Account. (See "Guaranteed Lifetime Withdrawal Benefit.")


     Any amounts in the Fixed Account or amounts that we guarantee in excess of your Contract Value are subject to our financial strength and claims-paying ability.


                                  THE CONTRACTS

A. GENERAL INFORMATION.


     We reserve the right to accept or refuse to issue the Contract at our sole discretion.


1. PURCHASE PAYMENTS.


     You may make Purchase Payments under the Contract during the Accumulation Period, subject to the restrictions set forth below. We will not accept Purchase Payments after the date of death of an Owner or on or after the older Owner's or Annuitant's 80th birthday. We reserve the right to waive or modify any Purchase Payment limitation and to not accept any Purchase Payment. Please note that if you elect the GLWB Rider, there may be additional limitations on Purchase Payments (see "Guaranteed Lifetime Withdrawal Benefit").

     The minimum initial and subsequent Purchase Payment for a Qualified Contract is $50. However, if annualized contribution amounts from a payroll or salary deduction plan are equal to or greater than $600, we accept a periodic payment under $50. For a Non-Qualified Contract the minimum initial Purchase Payment is $2,500 and the minimum subsequent Purchase Payment is $500.

     You may make Purchase Payments to Non-Qualified Contracts and Contracts issued as IRAs by authorizing us to draw on your account via check or electronic debit through a Pre-Authorized Checking (PAC) Agreement. For Purchase Payments made pursuant to a PAC Agreement, the following minimum Purchase Payment provisions apply:

          |_| The minimum initial Purchase Payment to an IRA made pursuant to a PAC Agreement is $100.

          |_| The minimum initial Purchase Payment to a Non-Qualified Contract made pursuant to a PAC Agreement is $1,000 unless you also own an existing Contract, in which case the minimum is $100.

          |_| The minimum subsequent Purchase Payment made pursuant to a PAC Agreement is $100.

     The maximum cumulative Purchase Payments that may be made under the Contract is $1,000,000 without Company approval. We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation. In addition, for Qualified Contracts, the maximum annual amount of Purchase Payments may be limited by the retirement plan funded by the Contract.


     You may allocate your Purchase Payments to the Subaccounts and/or the Fixed Account. The minimum amount of Purchase Payments that may be allocated to any Subaccount is $50. The maximum amount of Purchase Payments that may be allocated to the Fixed Account in any Contract Year is $1,000,000 for Qualified Contracts and $100,000 for Non-Qualified Contracts. We will aggregate multiple Contracts you own for purposes of this limitation. Purchase Payments that are made under a systematic investment program that has been approved by us are not subject to this limitation. However, we reserve the right to modify or terminate this provision and subject all Purchase Payments to the $100,000 limitation.


     We do not include PPBs credited to your Contract Value when calculating any of these limits.


     We reserve the right to not allow you to allocate Purchase Payments to the Fixed Account if the Fixed Account interest rate applicable to such Purchase Payments would be less than or equal to 3%.


2. FREE LOOK PERIOD.

     You may examine a Contract and return it for a refund during the "free look" period. The length of the free look period depends upon the state in which the Contract is issued. However, it will be at least 10 days from the date you receive the Contract. Upon receipt by us, the Contract will be cancelled and amounts refunded. The amount of the refund depends on the state in which the Contract is issued. Generally the refund will be the Contract Value as of the Valuation Date on which we receive your Contract at our Service Center minus the PPB adjusted for any negative or positive investment performance. We will also return the mortality and expense risk charge, the administration charge, and any other charges proportionately attributable to the PPB. Some states require the return of all Purchase Payments (not including the PPB). Thus, if you return the Contract during the "free look" provision, you will not receive the PPB. In those states we will return the greater of Purchase Payments and Contract Value (not including the PPB) as of the Valuation Date on which we receive your Contract at our Service Center. In addition, while a special "free look" provision applies in some circumstances to Contracts issued as Individual Retirement Annuities, Simplified Employee Pensions--IRAs or as Roth Individual Retirement Annuities, in no event will we return less than the Contract Value (not including the PPB) as of the Valuation Date on which we receive the Contract at our Service Center. (See Appendix A - Commonwealth Annuity and Life Insurance Company Deferred Fixed and Variable Annuity IRA, Roth IRA, and Simple IRA Disclosure Statement.) If you decide to return your Contract for a refund during the "free look" period, please also include a letter instructing us to cancel your Contract.

3. OWNERS, ANNUITANTS, AND BENEFICIARIES.

     Please note that naming different persons as Owner(s), Annuitant(s), and Beneficiary(ies) can have important impacts on whether death benefits, annuity payments, and rider benefits are paid and on whose life payments are based. Carefully consider the potential consequences under various scenarios when naming Owners, Annuitants, and Beneficiaries, and consult your agent.

     If you elect the GLWB Rider, there are restrictions on naming and changing Owners, Annuitants, and Beneficiaries. (See "Guaranteed Lifetime Withdrawal Benefit.")

     BENEFICIARIES. You designate the Beneficiary. During the Accumulation Period and prior to the death of an Owner, you may change a Beneficiary at any time by signing our form. After the Annuity Date, the Beneficiary may be changed prior to the death of an Owner or the Annuitant. However, in the case of joint Owners, the surviving joint Owner is automatically the Primary Beneficiary and cannot be changed. No Beneficiary change is binding on us until we receive it. We assume no responsibility for the validity of any Beneficiary change. Under a Qualified Contract, the provisions of the applicable plan may prohibit a change of Beneficiary. (See "Federal Tax Matters.")

     You may change the Beneficiary if you send a written change form to our Service Center. Changes are subject to the following:


          1.   The change must be filed while you are alive


          2.   The Contract must be in force at the time you file a change;

          3. Such change must not be prohibited by the terms of an existing assignment, Beneficiary designation, or other restriction;

          4. Such change will take effect when we receive it. However, action taken by us before the change form was received will remain in effect;

          5. The request for change must provide information sufficient to identify the new Beneficiary; and

          6. In the case of joint Owners, we will consider the designation of a Beneficiary other than the surviving joint Owner to be a Contingent Beneficiary.

     In the event that all Primary Beneficiaries predecease you, we will pay the death benefit proceeds to the surviving Contingent Beneficiaries. In the event that a Contingent Beneficiary predeceases you, we will distribute the benefits pro rata to the surviving Contingent Beneficiaries. If there are no surviving Contingent Beneficiaries, we will pay the benefits to your estate.

     When multiple Beneficiaries are involved, we can not determine the death benefit proceeds until we receive the complete death benefit claim in good order, that is, receipt of proper elections from all Beneficiaries as well as proof of death. The Valuation Date on which we receive all required paperwork is the date the Contract is tendered for redemption and the date for calculation of the benefits.

     OWNERS. You may add or change an Owner by written request to our Service Center with our prior approval, prior to the death of an Owner. Any replacement or additional Owner must not have attained age 80 prior to the Valuation Date we receive your request.

     ANNUITANTS. For Contracts with natural Owners, prior to the Annuity Date, you may add or change an Annuitant, by written request to our Service Center. For Contracts with non-natural Owners, prior to the Annuity Date, you may add or change an Annuitant with our prior approval. Additionally, for Contracts with non-natural Owners, any replacement or additional Annuitant must not have attained age 80 prior to the Valuation Date we receive your request. On or after the Annuity Date, you may not change or add an Annuitant for Contracts with natural or non-natural Owners.

     There must be at least one Annuitant at all times. If an Annuitant who is not an Owner dies prior to the Annuity Date, the youngest Owner will become the new Annuitant unless there is a surviving joint

Annuitant or a new Annuitant is otherwise named. We will not pay a death benefit upon the death of an Annuitant unless the sole Owner is a non-natural person. We will pay a death benefit of Withdrawal Value upon a change of Annuitant if the sole Owner is a non-natural person. Joint Annuitants are only permitted in Non-Qualified Contracts.


4. ASSIGNMENT.

     During the Accumulation Period and prior to the death of an Owner, you may assign a Non-Qualified Contract at any time by signing our form. No assignment is binding on us until we receive it, and we assume no responsibility for the validity of any assignment. Generally, an interest in a Qualified Contract may not be assigned. If an assignment of the Contract is in effect on the Annuity Date, we reserve the right to pay the assignee, in one sum, that portion of the Withdrawal Value to which the assignee appears to be entitled. Also, amounts payable during the Annuity Period may not be assigned or encumbered (to the extent permitted by law, annuity payments are not subject to levy, attachment or other judicial process for the payment of the payee's debts or obligations). An assignment may subject you to immediate tax liability and may subject you to a 10% tax penalty. (See "Federal Tax Matters.")

B. PURCHASE PAYMENT BONUS.

     Each time you make a Purchase Payment , we will credit an additional amount to your Contract Value - the PPB. Each PPB we calculate is equal to 4% of the Purchase Payment. All PPBs become part of the Contract Value at the same time and are allocated in the same manner and percentage as the corresponding Purchase Payment. PPBs are not considered to be Purchase Payments.

     We use a portion of the mortality and expense risk charge and the withdrawal charge to fully or partially offset PPBs credited to the Contract. These and other expenses for the Contract may be higher than the expenses for a similar contract that does not credit a PPB. Over time, the amount of the PPBs credited to your Contract may be more than offset by the higher withdrawal charges and mortality and expense risk charges. We expect to make a profit from these charges.

     It is important to remember that this Contract is a long-term investment. Carefully consider your need to make withdrawals from or surrender the Contract in the short-term as your expenses can outweigh the benefits of the PPB. We issue other variable annuity contracts that do not offer PPBs but have lower fees and charges and may provide larger contract values upon surrender than the Contract, depending on the performance of your chosen Subaccounts and the differences in fees and charges. You should carefully consider whether the Contract is the best product for you. Generally the Contract is most suited for those who intend to hold it for a relatively long time. We encourage you to talk with your agent and determine whether or not the Contract is appropriate for you.

     The PPB is not considered to be an "investment in the contract" for income tax purposes. (See "Federal Income Taxes.")

C. LIMITATIONS ON YOUR PURCHASE PAYMENT BONUS.

     There are important limitations on your PPB. These limitations are:

          |_| We will recapture the PPB credited to your Contract Value if you return the Contract during the free look period. However, we will assume the risk of loss (and keep the investment gain) on the PPB. We will also return the mortality and expense risk charge, the administration charge, and any other charges proportionality attributable to the PPB.

          |_| We reserve the right to not credit your Contract Value with a PPB if at the time a Purchase Payment is made, the sum of partial withdrawals and loans made under the Contract exceeds the sum of Purchase Payments and loan repayments.

D. THE ACCUMULATION PERIOD.

1. APPLICATION OF PURCHASE PAYMENTS.


     You select allocation of Purchase Payments to the Subaccount(s) and the Fixed Account, if permitted. The PPB will be allocated in the same manner and proportion as the Purchase Payment allocation. When you allocate Purchase Payments and corresponding PPBs to a Subaccount, we credit Accumulation Units to that Subaccount based on the value of an Accumulation Unit, as computed after we receive the Purchase Payment at our Service Center. If we receive a Purchase Payment at our Service Center before the close of business on the Valuation Date, we will credit Accumulation Units based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a Purchase Payment at our Service Center on or after the close of business on the Valuation Date, we will credit Accumulation Units based on Accumulation Unit values determined at the end of the next Valuation Date. Purchase Payments (and corresponding
PPBs) allocated to the Fixed Account begin earning interest one day after we receive them.


     We will credit an initial Purchase Payment (and corresponding PPB) no later than the end of the second Valuation Date following the Valuation Date we receive the Purchase Payment at our Service Center, provided that the Purchase Payment is preceded or accompanied by an application that contains sufficient information to establish an account and properly credit such Purchase Payment.


     After the initial purchase, we determine the number of Accumulation Units credited by dividing the Purchase Payment (and corresponding PPB) allocated to a Subaccount by the Subaccount's Accumulation Unit value, as computed after we receive the Purchase Payment. After we determine the number of Accumulation Units credited, the number of Accumulation Units will not change due to investment experience. Accumulation Unit value varies to reflect the investment experience of the Subaccount and the assessment of charges against the Subaccount. We reduce the number of Accumulation Units when we assess the contract fee and the GLWB Rider charge.


     If we are not provided with information sufficient to establish a Contract or to properly credit the initial Purchase Payment, we will promptly request the necessary information. If the requested information is not furnished within five business days after we receive the initial Purchase Payment, or if we determine that we cannot otherwise issue the Contract within the five day period, we will return the initial Purchase Payment to you, unless you consent to our retaining the initial Purchase Payment until the application is completed. If we receive the information sufficient to establish a Contract, we will issue the Contract and allocate the Purchase Payment no later than the end of the second Valuation Date following the Valuation Date we receive the missing information.

     We may issue a Contract without a signed application if:

          |_| an agent's broker-dealer provides us with application information, electronically or in writing,

          |_|  we receive the initial Purchase Payment, and

          |_| you confirm in writing, after the Contract is delivered, that all information in the Contract is correct.

     If you submit your application, initial Purchase Payment, and/or subsequent Purchase Payments to your agent, we will not begin processing your purchase order until we receive the application and Purchase Payment from your agent's broker-dealer.

     Some of the Funds reserve the right to delay or refuse purchase requests from the Separate Account, as may be further described in their prospectuses and/or statements of additional information. Therefore, if you request a transaction under your Contract that is part of a purchase request delayed or refused by a Fund, we will be unable to process your request. In that event, we will notify you promptly in writing or by telephone.

     If you elect the GLWB Rider, we will restrict the Investment Options to which you may allocate Purchase Payments. (See "Guaranteed Lifetime Withdrawal Benefit.")

2. ACCUMULATION UNIT VALUE.


     Each Subaccount has Accumulation Unit values for each combination of asset based charges. When Purchase Payments (and corresponding PPBs) are allocated to a Subaccount, the number of units credited is based on the Subaccount's applicable Accumulation Unit value at the end of the current Valuation Period. When amounts are transferred out of or deducted from a Subaccount, units are redeemed in a similar manner. Generally, we determine the value of an Accumulation Unit as of the close of business on each Valuation Date.

     The Accumulation Unit value at the end of each subsequent Valuation Period is the relevant investment experience factor for that Valuation Period times the Accumulation Unit value for the preceding Valuation Period.


     Each Subaccount has its own investment experience factor for each combination of charges. The investment experience of the Separate Account is calculated by applying the investment experience factor to the Accumulation Unit value in each Subaccount during a Valuation Period.

     The investment experience factor of a Subaccount for any Valuation Period is determined by the following formula:

          (1 divided by 2) minus 3, where:

               (1) is:

               |_| the net asset value per share of the Fund held in the Subaccount as of the end of the current Valuation Period; plus

               |_| the per share amount of any dividend or capital gain distributions made by the Fund held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

               |_| a charge or credit for any taxes reserved for the current Valuation Period which we determine have resulted from the investment operations of the Subaccount;

               (2) is the net asset value per share of the Fund held in the Subaccount as of the end of the preceding Valuation Period; and


               (3) is the factor representing asset-based charges (the mortality and expense risk charge, the administration charge, and the Step-Up Death Benefit charge (if you elect the Step-Up Death Benefit).


3. CONTRACT VALUE.

          On any Valuation Date, the Contract Value equals the total of:

               |_| the number of Accumulation Units credited to each Subaccount, times

               |_| the value of a corresponding Accumulation Unit for each Subaccount, plus

               |_|  your interest in the Fixed Account.

4. TRANSFERS DURING THE ACCUMULATION PERIOD.

     During the Accumulation Period, you may transfer Contract Value among the Subaccounts and the Fixed Account subject to the following provisions:

               |_| The minimum amount which may be transferred is $500 for each Subaccount and Fixed Account or, if smaller, the remaining amount in the Fixed Account or a Subaccount.

               |_| No partial transfer will be made if the remaining Contract Value of the Fixed Account or any Subaccount will be less than $100 unless the transfer will eliminate your interest in such account.


               |_| Total transfers out of the Fixed Account in any Contract Year may not exceed 25% of the value of the Fixed Account as of the prior Contract Anniversary or, in the case of transfers in the first Contract Year, the Date of Issue. Transfers made under a systematic investment program approved by us are not currently subject to this limitation, but we reserve the right to impose this or a modified limitation on such transfers in the future. The entire Fixed Account Contract Value may be transferred if a transfer out of the Fixed Account would otherwise result in a Fixed Account Contract Value less than $5,000.



               |_| We will limit a transfer out of the Fixed Account to an amount that equals the Fixed Account Contract Value less Debt, less any premium taxes and withdrawal charge that would apply to the total withdrawal of the Fixed Account Contract Value at the time that you make the transfer, and less interest for one calendar year on any loan at the time that you make the transfer.

               |_| Total transfers into the Fixed Account in any Contract Year, that would be credited a current interest rate of 3% or less, may not exceed 25% of Contract Value as of the prior Contract Anniversary or, in the case of transfers in the first Contract Year, the Date of Issue. Transfers made under a systematic investment program approved by us are not currently subject to this limitation, but we reserve the right to impose this or a modified limitation on such transfers in the future.


               |_| We reserve the right to not allow any transfer into the Fixed Account if the Fixed Account interest rate applicable to such transfer would be less than or equal to 3%.


                    If you request a transfer from a specific Subaccount or from the Fixed Account, we will transfer Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) previously allocated or transferred to that Subaccount or to the Fixed Account, in the chronological order in which we received such Purchase Payments in the Contract. Otherwise, we will transfer Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) previously allocated or transferred to all Subaccounts and the Fixed Account in which you have an interest, in the chronological order in which we received such Purchase Payments in the Contract.

               |_| You must request transfers in excess of $250,000 per Contract, per day, through standard United States mail.


     We reserve the right to require transfers into and out of one Subaccount in excess of $50,000, per Contract, per day, to be requested through standard United States mail.


     Any transfer request must clearly specify the amount which is to be transferred and the names of the Subaccounts and/or the Fixed Account that are affected.

     If you authorize a third party to transact transfers on your behalf, we will reallocate the Contract Value pursuant to the third party's instructions. However, we take no responsibility for any third party asset allocation or investment advisory service or program. We may suspend, limit, or cancel acceptance of a third party's instructions at any time and may restrict the Investment Options available for transfer under third party authorizations.


     We will make transfers pursuant to proper written or telephone instructions to our Service Center that specify in detail the requested changes. Transfers involving a Subaccount will be based upon the Accumulation Unit values determined following our receipt of complete transfer instructions. If we receive a transfer request at our Service Center before the close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a transfer request at our Service Center on or after the close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of the next Valuation Date. If you or your authorized representative call us to request a telephone transfer but have not given instructions to us prior to the close of business on the Valuation Date, even if due to our delay in answering your call, we will consider your telephone transfer request to be received after the close of business on the Valuation Date.


     We may suspend, modify or terminate the transfer provisions. If you submit a request for a transfer that is no longer permitted, we will notify you in writing that the transaction is not permissible.

     Some of the Funds reserve the right to delay or refuse purchase requests from the Separate Account, as may be further described in their prospectuses and/or statements of additional information. Therefore, if you request a transaction under your Contract that is part of a purchase request delayed or refused by a Fund, we will be unable to process your request. In that event, we will notify you promptly in writing or by telephone.

     If you elect the GLWB Rider, we will restrict the Investment Options to which you may transfer Contract Value. (See "Guaranteed Lifetime Withdrawal Benefit.")

5. DISRUPTIVE TRADING.

     The Contract is not designed for use by individuals, professional market timing organizations, or other entities that engage in short-term trading, frequent transfers, programmed transfers or transfers that are large in relation to the total assets of a Fund (collectively, "Disruptive Trading"). These activities may require the Fund to maintain undesirable large cash positions or frequently buy or sell portfolio securities. Such transfers may dilute the value of the Fund's shares, interfere with the efficient management of the Fund's portfolio, and increase brokerage and administrative costs of the Funds. As a result, Disruptive Trading may adversely affect a Fund's ability to invest effectively in accordance with its investment objectives and policies, and may harm other Contract Owners and other persons who may have an interest in the Contract (e.g. Annuitants and Beneficiaries.)

     In order to protect our Contract Owners and the Funds from potentially harmful trading activity, we utilize certain policies and procedures that are designed to detect and prevent disruptive trading among the Funds (the "Disruptive Trading Procedures"). Our Disruptive Trading Procedures consider certain factors in order to identify Disruptive Trading activity, including the following:

     -    the number of transfers made over a period of time;

     -    the length of time between transfers;

     - whether the transfers follow a pattern that appears to be designed to take advantage of short term market fluctuations, particularly within certain Funds;

     -    the dollar amount(s) requested for transfers; and

     - whether the transfers are part of a group of transfers made by a third party on behalf of several individual Contract Owners; and

     -    the investment objectives and/or size of the Funds.




     We may increase our monitoring of Contract Owners who engage in what we perceive to be disruptive trading, including investigating the transfer patterns within multiple contracts owned by the same Contract

Owners. We may also investigate any patterns of disruptive trading identified by the Funds that may not have been captured by our Disruptive Trading Procedures.


     If we determine you are engaged in disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other Contract Owners (or others having an interest in the Contract). Our restrictions may take various forms, but under our current Disruptive Trading Procedures will include loss of telephone, fax, overnight mail, or Internet transfers. This means that we would accept only written transfer requests with an original signature transmitted to us at our Service Center and only by standard United States mail. We may also restrict the transfer privileges of others acting on your behalf, including your agent or an asset allocation or investment advisory service. We may also limit the number of transfers you may make during a calendar year and we may limit the number of times you may transfer Contract Value into particular Subaccounts during a calendar year. Subject to the terms of the Contract, we reserve the right to impose, without prior notice, additional or alternate restrictions on allocations and transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners or other holders of the Funds. We will reverse any transactions inadvertently processed in contravention of our restrictions within two days of the date the inadvertently processed transaction occurred.

     Our Disruptive Trading Procedures may vary among the Subaccounts. Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. If a Fund refuses a transfer request from us, we may not be able to effect certain allocations or transfers that a Contract Owner has requested. Some Funds may impose redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the Funds.


     The Funds may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. You should be aware that we currently may not have the contractual obligation or the operational capacity to apply the Funds' excessive trading policies and procedures. However, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the Fund.

     You should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual Owners of variable insurance contracts. The omnibus nature of these orders may limit the Funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the Funds (and thus our Contract Owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the Funds. In addition, if a Fund believes that an omnibus order we submit may reflect one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

     We will apply our Disruptive Trading Procedures consistently without special arrangement, waiver, or exception. However, the Company's ability to detect and deter Disruptive Trading and to consistently apply the Disruptive Trading Procedures may be limited by operational systems and technological limitations. Contract Owners seeking to engage in such transfer activities may employ a variety of strategies to avoid detection. Because identifying Disruptive Trading involves judgments that are inherently subjective, the Company cannot provide assurances that its Disruptive Trading Procedures will detect every Contract Owner who engages in disruptive trading. In addition, the terms of some contracts previously issued by the Company, historical practices or actions, litigation, or certain regulatory restrictions may limit the Company's ability to apply transfer or other restrictions.

     If we are unable to detect Disruptive Trading or are unable to restrict Disruptive Trading because of contract provisions or other reasons, you may experience dilution in the value of your Fund shares. There may be increased brokerage and administrative costs within the Funds, which may result in lower long-term returns for your investments. Additionally, because other insurance companies and/or retirement plans may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from disruptive trading within the variable contracts issued by other insurance companies or among Investment Options available to retirement plan participants.

6. WITHDRAWALS AND SURRENDERS DURING THE ACCUMULATION PERIOD.

     You may make a partial withdrawal subject to the restrictions set forth below. You also may withdraw all of the Withdrawal Value and surrender the Contract. You should carefully consider taking partial withdrawals or surrendering your Contract, as the following may apply:


     - You may withdraw up to the Free Withdrawal Amount in any Contract Year and we will not assess a withdrawal charge. However, if you withdraw more than the Free Withdrawal Amount in any Contract Year, the excess amount withdrawn may be subject to a withdrawal charge. We also may assess a withdrawal charge upon surrender of the Contract, although we will first apply the Free Withdrawal Amount. (See "Withdrawal Charge.")

     - Withdrawals and surrenders may be subject to federal and state income tax and a 10% penalty tax. (See "Federal Tax Matters.")

     - Partial withdrawals reduce your Contract Value and your death benefit. (See "Death Benefits.") Certain withdrawals also may reduce the value of the guarantees provided by the GLWB Rider. (See "Guaranteed Lifetime Withdrawal Benefit.")

     - Your ability to withdraw or surrender may be limited by the terms of a qualified plan such as Section 403(b) plans. (See "Federal Tax Matters.")

     - We may assess the contract fee and a pro rata portion of the GLWB Rider charge upon full surrender. (See "Contract Fee" and "GLWB Rider Charge.")

     - We may assess premium taxes on partial withdrawals and surrenders. (See "State Premium Taxes.")





     You may request a partial withdrawal subject to the following:

          |_| The partial withdrawal must be at least $500 from each Investment Option from which the withdrawal is requested, or the full amount of the Investment Option, if smaller.

          |_| You must leave at least $100 in each Investment Option after a withdrawal unless the account is eliminated by the withdrawal.


          |_| We will limit a withdrawal from the Fixed Account to an amount that equals the Fixed Account Contract Value less Debt, less any premium taxes and withdrawal charge that would apply to the total withdrawal of the Fixed Account Contract Value at the time that you make the withdrawal, and less interest for one calendar year on any loan at the time that you make the withdrawal.


          |_| At least $500 of Contract Value must remain in the Contract after the withdrawal or we will surrender your Contract (which means that withdrawal charges, federal and state income taxes and tax penalties, and premium taxes may apply).

          |_| Direct transfers, rollovers, and 1035 exchanges are not permitted if there is an outstanding loan.


          |_| If you request a withdrawal from a specific Subaccount or from the Fixed Account, we will reduce Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) previously allocated or transferred to that Subaccount or to the Fixed Account, in the chronological order in which we received such Purchase Payments in the Contract. Otherwise, withdrawals will reduce Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) previously allocated or transferred to all Subaccounts and the Fixed Account in which you have an interest, in the chronological order in which we received such Purchase Payments in the Contract.

     Election to withdraw (including the withdrawal amount) shall be made in writing to us at our Service Center and should be accompanied by the Contract if surrender is requested. The Withdrawal Value attributable to the Subaccounts is determined on the basis of the Accumulation Unit values calculated after we receive the request. If we receive a withdrawal or surrender request at our Service Center before the close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a withdrawal or surrender request at our Service Center on or after the close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of the next Valuation Date.

     A participant in the Texas Optional Retirement Program ("ORP") must obtain a certificate of termination from the participant's employer before a Contract can be redeemed. The Attorney General of Texas has ruled that participants in the ORP may redeem their interest in a Contract issued pursuant to the ORP only upon termination of employment in Texas public institutions of higher education, or upon retirement, death or total disability. Participants in the Texas Optional Retirement System may transfer their Withdrawal Value to another approved provider as permitted under the Texas Optional Retirement System. In those states adopting similar requirements for optional retirement programs, we will follow similar procedures. Please note that the ORP does not restrict transfers within a Contract, and thus participants are permitted to make transfers of Contract Value among the Investment Options.


     If you elect the GLWB Rider, special withdrawal rules apply. (See "Guaranteed Lifetime Withdrawal Benefit.")

7. DEATH BENEFITS.


     The following section describes the death benefits we currently make available under the Contract if an Owner dies before the Annuity Date. We will calculate the death benefit on the Valuation Date we receive due proof of the Owner's death. Any death benefit payment we make in excess of your Contract Value is subject to our financial strength and claims-paying ability.


STANDARD DEATH BENEFIT


     If you have not elected the Step-Up Death Benefit and an Owner's death occurs prior to the older Owner's 75th birthday, the death benefit will be equal to the greater of (A) or (B), less any premium taxes, where:

     (A) = The Contract Value less Debt, on the Valuation Date we receive due proof of death;

     (B) = The Purchase Payment Value (described below) less Debt, on the Valuation Date we receive due proof of death.

     If you have not elected the Step-Up Death Benefit and an Owner's death occurs on or after the older Owner's 75th birthday, the death benefit will be equal to (A) above, less any premium taxes.

     The Purchase Payment Value on the Date of Issue is equal to the initial Purchase Payment (not including the corresponding PPB), less any premium taxes. We will increase the Purchase Payment Value by the amount of each subsequent Purchase Payment (not including the corresponding PPB), less any premium taxes. The Purchase Payment Value after a withdrawal will be equal to the lesser of:

     (a) The Purchase Payment Value immediately prior to the withdrawal minus the amount of the withdrawal (including any withdrawal charges, premium taxes, and federal and state income taxes and penalty taxes); or

     (b) The Purchase Payment Value immediately prior to the withdrawal multiplied by the Proportional Reduction Factor below.


          The Proportional Reduction Factor is equal to (1) divided by (2), where:

          (1) is the Contract Value after the withdrawal, and

          (2) is the Contract Value immediately prior to the withdrawal.

     EXAMPLE:

     Contract Value = $80,000


     Purchase Payment Value = $100,000


     Debt = $0





     If a withdrawal (including any withdrawal charges, premium taxes, and federal and state income taxes and penalty taxes) of $20,000 is taken, we follow the steps below to recalculate the Purchase Payment Value after the withdrawal:


     - STEP 1: We calculate the Contract Value after the withdrawal. This is the Contract Value immediately prior the withdrawal minus the amount of the withdrawal (including any withdrawal charges, premium taxes, and federal and state income taxes and penalty taxes). ($80,000 - $20,000 = $60,000)

     - STEP 2: We calculate the Proportional Reduction Factor. The Proportional Reduction Factor is the Contract Value after the withdrawal divided by the Contract Value immediately prior to the withdrawal.( $60,000 / $80,000 = 75%)


     - STEP 3: We calculate the Purchase Payment Value after the withdrawal. This is the lesser of:

               (a) The Purchase Payment Value immediately prior to the withdrawal minus the amount of the withdrawal (including any withdrawal charges, premium taxes, and federal and state income taxes and penalty taxes) = $100,000 - $20,000 = $80,000

               (b) The Purchase Payment Value immediately prior to the withdrawal multiplied by the Proportional Reduction Factor = $100,000 x 75% = $75,000


          = Lesser of $80,000 and $75,000 = $75,000




     If you elect the GLWB Rider, we may pay a death benefit in excess of the standard death benefit. (See "Guaranteed Lifetime Withdrawal Benefit.")

STEP-UP DEATH BENEFIT

     We currently offer one optional enhanced death benefit under the Contract - the Step-Up Death Benefit. We may discontinue the offering of the Step-Up Death Benefit at any time. The Step-Up Death Benefit may not be available in all states.


     The calculation of benefits under the Step-Up Death Benefit changes after you attain age 81 and certain increases in benefits cease after that age. Therefore, the Step-Up Death Benefit may not be appropriate depending on your proximity to age 81. Prior to electing the Step-Up Death Benefit, you should carefully consider the benefits available based on your age and consult with your financial adviser to assist you in determining whether to elect the Step-Up Death Benefit.

     You may elect the Step-Up Death Benefit only if the older Owner is age 79 or younger at the Date of Issue. We deduct a daily charge from your Contract Value for the Step-Up Death Benefit equal to 0.20%, on an annual basis. (See "Step-Up Death Benefit Charge.") We do not assess a charge for the Step-Up Death Benefit on amounts allocated to the Fixed Account. You may elect the Step-Up Death Benefit only on the initial Contract application. You cannot elect the Step-Up Death Benefit after the Date of Issue.

     If you elect the Step-Up Death Benefit, the death benefit will be equal to the greater of (A) or (B), less any premium taxes, where:

     (A) = The Contract Value less Debt, on the Valuation Date we receive due proof of death;

     (B) = The Step-Up Value (described below) less Debt, on the Valuation Date we receive due proof of death.

     The Step-Up Value on the Date of Issue is equal to the initial Purchase Payment (not including the corresponding PPB), less any premium taxes. We will increase the Step-Up Value by the amount of each subsequent Purchase Payment (not including the corresponding PPB), less any premium taxes. The Step-Up Value after a withdrawal will be equal to the lesser of:

     1) The Step-Up Value immediately prior to the withdrawal minus the amount of the withdrawal (including any withdrawal charges, premium taxes, and federal and state income taxes and penalty taxes); or

     2) The Step-Up Value immediately prior to the withdrawal multiplied by the Proportional Reduction Factor below.


          The Proportional Reduction Factor is equal to (a) divided by (b), where:

          a)   is the Contract Value after the withdrawal, and

          b)   is the Contract Value immediately prior to the withdrawal.


     On each Contract Anniversary prior to the older Owner's 81st birthday, we will recalculate the Step-Up Value to equal the greater of:

     1)   The Contract Value on that Contract Anniversary; and

     2)   The current Step-Up Value on that Contract Anniversary.

     If an Owner dies prior to a Contract Anniversary and the Valuation Date we receive due proof of death falls on or after that anniversary, we will not recalculate the Step-Up Value on that anniversary.


     See the "Standard Death Benefit" above for an example of how we adjust the death benefit values for withdrawals.


     You may not terminate the Step-Up Death Benefit once it is in effect. It will remain in force unless it is terminated as set forth below. The Step-Up Death Benefit will automatically terminate on the earliest of:

     1.   the Annuity Date;

     2. the Valuation Date that we receive due proof of death of the Owner (in the case of a spousal continuation, the spouse may elect the Step-Up Death Benefit if we offer it at that time) ; or

     3.   termination or surrender of the Contract.

     All charges for the Step-Up Death Benefit will cease upon termination.

     If you elect the GLWB Rider, we may pay a death benefit in excess of the Step-Up Death Benefit. (See "Guaranteed Lifetime Withdrawal Benefit.")

PAYMENT OF DEATH BENEFITS


     If there is only one Owner under the Contract, we will pay the death benefit to the Beneficiary upon the death of such Owner before the Annuity Date. Upon the death of a joint Owner before the Annuity Date, we will pay the death benefit to the surviving joint Owner. We will pay the death benefit upon the first to die of any joint Owners. If any Owner is not a natural person, we will treat each Annuitant under the Contract as an Owner for death benefit payment purposes and we will pay the death benefit upon the death of any Annuitant. If any Owner is not a natural person, we will treat each Annuitant under the Contract as an Owner for death benefit payment purposes and we will pay the death benefit of Withdrawal Value upon the change of any Annuitant.

     We will pay the death benefit to the Beneficiary (or joint Owner, if applicable) after we receive due proof of death. We will then have no further obligation under the Contract. The Valuation Date on which we receive all required paperwork is the date the Contract is tendered for redemption and the date for calculation of the benefits.

     Due proof of death means our receipt of a certified death certificate and all necessary claim paperwork, the return of the Contract and such other information we may require to process the death benefit. If we receive due proof of death at our Service Center before the close of business on the Valuation Date, we will calculate the death benefit based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a due proof of death at our Service Center on or after the close of business on the Valuation Date, we will calculate the death benefit based on Accumulation Unit values determined at the end of the next Valuation Date.


     When multiple Beneficiaries are involved, death benefits cannot be determined until we receive the complete death benefit claim in good order, that is, receipt of proper elections from all Beneficiaries as well as proof of death.


     The death benefit may be paid in a lump sum. The Beneficiary (or the surviving joint Owner) may defer this sum for up to five years from the date of death. Instead of a lump sum payment, the Beneficiary or the surviving joint Owner, as the case may be, may elect to have the death benefit distributed as stated in Annuity Option 1 for a period not to exceed the Beneficiary's (or the surviving joint Owner's) life expectancy; or Annuity Option 2 or 3 based upon the life expectancy of the Beneficiary (or the surviving joint Owner) provided with respect to Annuity Option 3 that such life expectancy exceeds the certain period of 10 years. (See "The Annuity Period" for a description of the Annuity Options.) The Beneficiary (or the surviving joint Owner) must make this election within 60 days of the time we receive due proof of death, and distribution under these annuity payment options must commence within one year of the date of death. If the death benefit is requested in a form other than a lump sum and the death benefit is greater than the Contract Value, we will credit the amount of the death benefit that exceeds the Contract Value to the Goldman Sachs VIT Money Market Subaccount. If, however, the Goldman Sachs VIT Money Market Subaccount is not available as an Investment Option under the Contract at that time, then we will credit the death benefit among the Investment Options in the same proportion that the value of each Investment Option bears to the total Contract Value.


     In most cases, when a death benefit is paid in a lump sum, we will pay the death benefit by establishing an interest bearing account for the Beneficiary, in the amount of the death benefit. We will send the Beneficiary a checkbook, and the Beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the account.

     If the Beneficiary is not a natural person, the Beneficiary must elect that the entire death benefit be distributed within five years of your death.


     If your spouse is the only Primary Beneficiary when you die, your surviving spouse may elect to be the successor Owner of the Contract by completing the spousal continuation section of the claim form submitted with due proof of your death. The date of continuance of the Contract will be the Valuation Date we receive due proof of your death. Your surviving spouse will become the Annuitant if no Annuitant is living at the time of your death. Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs.

     If your surviving spouse elects to become the successor Owner of the Contract on your death, thereby waiving claim to the death benefit otherwise payable, we will not pay out a death benefit on your death. Instead, we will increase the Contract Value on the Valuation Date we receive due proof of your death to equal the death benefit amount otherwise payable (if the death benefit is greater than the Contract Value), subject to the following:

          |_| We will credit the amount of the death benefit that exceeds the Contract Value to the Goldman Sachs VIT Money Market Subaccount. If, however, the Goldman Sachs VIT Money Market Subaccount is not available as an Investment Option under the Contract at that time, then we will credit the death benefit among the Investment Options in the same proportion that the value of each Investment Option bears to the total Contract Value.

          |_| We will terminate the Step-Up Death Benefit if in effect as of the Valuation Date we receive due proof of your death.

          |_| On the date of continuance, your surviving spouse may elect the Step-Up Death Benefit or any optional enhanced death benefit then offered by us. All such death benefits will be subject to the terms and conditions then in effect at the time of continuance. All charges and benefits will be calculated as if the coverage was issued to the surviving spouse on the date of continuance and the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

          |_| We will assess withdrawal charges, if any, only on Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) we receive after the date of continuance.

          |_| Any subsequent spouse of the surviving spouse will not be entitled to continue the Contract upon the death of the surviving spouse.

If any Owner dies on or after the Annuity Date, and before the entire interest in the Contract has been distributed, any remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of death.


In all events, we will pay or apply the Contract's death benefit in accordance with Sections 72(s) or 401(a)(9) of the Code, as applicable.


8. GUARANTEED LIFETIME WITHDRAWAL BENEFIT (GLWB) RIDER - GLWB PLUS FOR ONE AND GLWB PLUS FOR TWO

The following are definitions of important terms we use in connection with describing the Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider:

                                   DEFINITIONS

COVERED PERSON is:

     - The person (or persons in the case of GLWB Plus For Two) whose life we use to determine the Lifetime Income Date and the duration of the monthly Settlement Payments on and after the Benefit Phase Start Date (if such date occurs on or after the Lifetime Income Date) or the Maximum Annuity Date (if you elect the GLWB Rider annuitization option on the Maximum Annuity Date). The Rider's benefits are based on the life of the Covered Person(s). If the Contract is owned by a non-natural person, we will treat the older Annuitant on the Date of Issue as the older Owner for purposes of determining the Covered Person.

MAXIMUM ANNUITY DATE means:

     -    The latest Valuation Date on which annuity payments may commence.

GUARANTEED WITHDRAWAL BALANCE means:

     - The total amount we guarantee to be available to you (or your Beneficiary after your death) as Non-Excess Withdrawals or as monthly Settlement Payments if you meet the Rider's conditions.

     - On the Date of Issue, the initial Guaranteed Withdrawal Balance is equal to your initial Purchase Payment (less any premium taxes and not including the corresponding PPB). See "Guaranteed Amounts" below for information on how the Guaranteed Withdrawal Balance is affected by Non-Excess and Excess Withdrawals and additional Purchase Payments.

GUARANTEED WITHDRAWAL AMOUNT means:

     - The ANNUAL amount we guarantee to make available for Non-Excess Withdrawals each Contract Year prior to the Lifetime Income Date or to pay in monthly installments as Settlement Payments on and after the Benefit Phase Start Date (if such date occurs before the Lifetime Income Date), until the Guaranteed Withdrawal Balance is reduced to zero.

     - On the Date of Issue, the initial Guaranteed Withdrawal Amount is equal to 5% of the initial Guaranteed Withdrawal Balance. See "Guaranteed Amounts" below for information on how the Guaranteed Withdrawal Amount is affected by Non-Excess and Excess Withdrawals and additional Purchase Payments.

LIFETIME INCOME BASE means:

     - The amount that is used to determine the Lifetime Income Amount on and after the Lifetime Income Date and the charge for the GLWB Rider.

     - On the Date of Issue, the initial Lifetime Income Base is equal to your initial Purchase Payment (less any premium taxes and not including the corresponding PPB). See "Guaranteed Amounts" below for information on how the Lifetime Income Base is affected by Non-Excess and Excess Withdrawals, additional Purchase Payments, and any Bonuses or Step-Ups.

LIFETIME INCOME AMOUNT means:

     - The ANNUAL amount we guarantee to make available for Non-Excess Withdrawals each Contract Year on and after the Lifetime Income Date or to pay in monthly installments as Settlement Payments on and after the Benefit Phase Start Date (if such date occurs on or after the Lifetime Income Date) or the Maximum Annuity Date (if you elect the GLWB Rider annuitization option on the Maximum Annuity Date), while a Covered Person is living or until the Guaranteed Withdrawal Balance is reduced to


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

          zero, if later.

     - On the Lifetime Income Date, the initial Lifetime Income Amount is equal to 5% of your Lifetime Income Base on that date (subject to a maximum of $250,000). We do not calculate the Lifetime Income Amount prior to the Lifetime Income Date. See "Guaranteed Amounts" below for information on how the Lifetime Income Amount is affected by Non-Excess and Excess Withdrawals, additional Purchase Payments, and any Bonuses or Step-Ups.

LIFETIME INCOME DATE means:

     - The Contract Anniversary on or after the Covered Person reaches age 65, or the Date of Issue if the Covered Person is age 65 or older at the time of purchase of the Contract. In the case of GLWB Plus For Two, we use the life of the older Covered Person to determine the Lifetime Income Date. If the older Covered Person dies before the Lifetime Income Date and the surviving Covered Person chooses to continue the Contract, we will use the life of the surviving Covered Person to redetermine the Lifetime Income Date.

GROSS WITHDRAWAL means:

     - The amount of a partial or full withdrawal from the Contract. This amount will be subject to any withdrawal charges, premium taxes, federal and state income taxes and penalty taxes, and, in the case of a full surrender, the contract fee and a pro rata portion of the GLWB Rider charge, as applicable.

NON-EXCESS WITHDRAWAL means a Gross Withdrawal that:

     - does NOT cause total Gross Withdrawals during a Contract Year beginning PRIOR TO the Lifetime Income Date to exceed the Guaranteed Withdrawal Amount; or

     - does NOT cause total Gross Withdrawals during a Contract Year beginning on or after the Lifetime Income Date to exceed the Lifetime Income Amount; or

     - is taken under a "life expectancy" program established by us (see "Life Expectancy Distributions" below) if no Gross Withdrawals are taken that are not part of the program. Any Gross Withdrawals that are taken that are not part of the program and any future "life expectancy" program withdrawals that are taken during that Contract Year may be considered Excess Withdrawals.

EXCESS WITHDRAWAL means a Gross Withdrawal that:

     - causes total Gross Withdrawals during a Contract Year beginning PRIOR TO the Lifetime Income Date to exceed the Guaranteed Withdrawal Amount (or if such total withdrawals have already exceeded the Guaranteed Withdrawal Amount); or

     - causes total Gross Withdrawals during a Contract Year beginning ON OR AFTER the Lifetime Income Date to exceed the Lifetime Income Amount (or if such total withdrawals have already exceeded the Lifetime Income Amount).

     - Note: If Gross Withdrawals are currently being taken under a "life expectancy" program established by us (see "Life Expectancy Distributions" below), any Gross Withdrawals that are taken that are not part of the program and any future "life expectancy" program withdrawals that are taken during that Contract Year may be considered Excess Withdrawals.

SETTLEMENT PAYMENTS mean:

     - Payments we make to you on and after the Benefit Phase Start Date or the Maximum Annuity Date (if you elect the GLWB Rider annuitization option on the Maximum Annuity Date). These payments may be subject to premium taxes as well as federal and state income taxes and penalty taxes.

BENEFIT PHASE occurs:

     -    when the Contract Value is reduced to zero due to:

               -    a Non-Excess Withdrawal; OR

               -    poor market performance; OR

               - the assessment of Contract fees and charges, including the GLWB Rider charge

     - AND either the Guaranteed Withdrawal Balance or the Lifetime Income Amount immediately after any of the above occurs is greater than zero.

STEP-UP means:

     - An increase in the Lifetime Income Base on certain anniversary dates due to positive market performance as reflected in your Contract Value.

BONUS means:

     - An increase in the Lifetime Income Base if you do not take withdrawals during a specified period of time.

     CURRENTLY, THE GLWB RIDER IS ONLY AVAILABLE TO QUALIFIED CONTRACTS. YOU SHOULD CONSULT WITH A QUALIFIED TAX ADVISER PRIOR TO ELECTING THE RIDER FOR FURTHER INFORMATION ON TAX RULES AFFECTING QUALIFIED CONTRACTS, INCLUDING IRAS.


     If you are concerned that poor investment performance in the Subaccounts may adversely impact the amount of money you can withdraw from your Contract, we offer for an additional charge an optional Guaranteed Lifetime Withdrawal Benefit Rider ("GLWB Rider"). In general, and subject to certain conditions, the GLWB Rider guarantees the following:





1. Prior to the Lifetime Income Date: We will make the GUARANTEED WITHDRAWAL AMOUNT available for Non-Excess Withdrawals each Contract Year or we will pay it in monthly installments as Settlement Payments if your Contract enters the Benefit Phase before the Lifetime Income Date, until the Guaranteed Withdrawal Balance is reduced to zero. If you limit your withdrawals to Non-Excess Withdrawals, we will only decrease the Guaranteed Withdrawal Balance by the amount of each withdrawal and we will not decrease the Guaranteed Withdrawal Amount. If you begin receiving monthly Settlement Payments, we will reduce the Guaranteed Withdrawal Balance by the amount of each payment. Your initial Guaranteed Withdrawal Balance is equal to your initial Purchase Payment (less any premium taxes and not including any PPB). Your initial Guaranteed Withdrawal Amount is equal to 5% of your initial Guaranteed Withdrawal Balance.

2. If your Contract Value is greater than zero on the Lifetime Income Date: We will make the LIFETIME INCOME AMOUNT available for Non-Excess Withdrawals each Contract Year on and after the Lifetime Income Date (if you have not annuitized your Contract) or we will pay it in monthly installments as Settlement Payments on and after the Maximum Annuity Date (if you elect the GLWB Rider annuitization option on the Maximum Annuity Date) or if your Contract enters the Benefit Phase prior to the Maximum Annuity Date. This guarantee applies on and after the Lifetime Income Date, while a Covered Person is living or until the Guaranteed Withdrawal Balance is reduced to zero, if later. If you limit your withdrawals to Non-Excess Withdrawals, we will only decrease the Guaranteed Withdrawal Balance by the amount of each withdrawal and we will not decrease the Lifetime Income Amount. If you begin receiving monthly Settlement Payments, we will reduce the Guaranteed Withdrawal Balance by the amount of each payment.

3. After the Covered Person's death (or the death of the last surviving Covered Person in the case of the GLWB Plus for Two), your Beneficiary will receive the remaining Guaranteed Withdrawal Balance as a lump sum death benefit (if greater than the standard death benefit or any optional death benefit you elected) in certain cases or in monthly installments as Settlement Payments (until the Guaranteed Withdrawal Balance is reduced to zero) in others. This guarantee applies even if the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) on or after the Maximum Annuity Date, if you elect the GLWB Rider annuitization option on the Maximum Annuity Date.

     The Guaranteed Withdrawal Amount is only available prior to the Lifetime Income Date. The Lifetime Income Amount is only available on and after the Lifetime Income Date (if your Contract Value is greater than zero on the Lifetime Income Date). If you take ANY withdrawals prior to the Lifetime Income Date, the Lifetime Income Amount may be lower than the Guaranteed Withdrawal Amount that was previously available. If we increase the Lifetime Income Base for a Bonus or a Step-Up, we will increase the Lifetime Income Amount and it may be higher than the Guaranteed Withdrawal Amount that was previously available.

     As described in more detail below, we will increase the Guaranteed Withdrawal Balance, Lifetime Income Base, and Lifetime Income Amount (on or after the Lifetime Income Date) when you make additional Purchase Payments, subject to limits. As described in more detail below, we may increase the Guaranteed Withdrawal Amount (prior to the Lifetime Income Date) when you make additional Purchase Payments.

     We make the above guarantees subject to the rules below:


     a)   You limit your withdrawals each Contract Year to Non-Excess
          Withdrawals.


     b)   You do not annuitize under one of the Annuity Options in the Contract.


     c)   You do not terminate or surrender the Contract.


     d)   There is no divorce prior to the Benefit Phase Start Date

     e) In the case of the GLWB Plus For One, a Non-Qualified Contract with joint Owners must be continued if the Owner who is not the Covered Person dies.

     f) In the case of the GLWB Plus For Two, if a Covered Person who is an Owner dies, the other Covered Person (if living) must continue the Contract.

THE GUARANTEED LIFETIME WITHDRAWAL BENEFIT DOES NOT GUARANTEE CONTRACT VALUE OR THE PERFORMANCE OF ANY INVESTMENT OPTION.

IMPORTANT: We offer two coverage options: where the GLWB Rider covers one
           Covered Person ("GLWB Plus For One") and where the GLWB Rider covers two Covered Persons ("GLWB Plus For Two"). If both Owners of a Non-Qualified Contract are spouses, or if there is one Owner and a spouse who is the sole Beneficiary, you must choose whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the GLWB Rider charge and whether the guarantees provided by the GLWB Rider will continue for the life of the surviving spouse.


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

IMPORTANT CONSIDERATIONS

     THE ADDITION OF THE GLWB RIDER TO YOUR CONTRACT MAY NOT BE IN YOUR INTEREST SINCE AN ADDITIONAL MONTHLY CHARGE IS IMPOSED FOR THIS BENEFIT AND THE COVERED PERSON(S) MUST REACH THE LIFETIME INCOME DATE AND REMAIN LIVING TO RECEIVE CERTAIN BENEFITS. SINCE THE WITHDRAWAL BENEFIT OF THE GLWB RIDER IS ACCESSED THROUGH REGULAR NON-EXCESS WITHDRAWALS, THE GLWB RIDER MAY NOT BE APPROPRIATE FOR OWNERS WHO DO NOT FORESEE A NEED FOR LIQUIDITY AND WHOSE PRIMARY OBJECTIVE IS TO TAKE MAXIMUM ADVANTAGE OF THE TAX DEFERRAL ASPECT OF THE CONTRACT. CERTAIN QUALIFIED CONTRACTS MAY HAVE WITHDRAWAL RESTRICTIONS WHICH MAY LIMIT THE BENEFIT OF THE RIDER. YOU SHOULD CONSULT WITH YOUR TAX AND FINANCIAL PROFESSIONALS ON THIS MATTER, AS WELL AS OTHER TAX MATTERS ASSOCIATED WITH THE GLWB RIDER, AND DETERMINE WHETHER THE GLWB RIDER IS SUITABLE FOR YOU.


     ALSO, THE GLWB RIDER LIMITS THE INVESTMENT OPTIONS OTHERWISE AVAILABLE UNDER THE CONTRACT AND CONTAINS AGE CAPS, PURCHASE PAYMENT LIMITATIONS, AND RESTRICTIONS ON AN OWNER'S RIGHTS AND BENEFITS AT CERTAIN AGES AND VALUES. YOU SHOULD CAREFULLY CONSIDER EACH OF THESE FACTORS BEFORE DECIDING IF THE GLWB RIDER IS SUITABLE FOR YOUR NEEDS, ESPECIALLY AT OLDER AGES.

     Please carefully consider the following before electing the GLWB Rider:


     - All withdrawals, including Non-Excess Withdrawals and Excess Withdrawals, reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner(s) reach(es) age 59 1/2.

     - You may only allocate Purchase Payments and transfer Contract Value among certain Investment Options (see "Investment Option Restrictions" below).

     - We impose additional limitations on Purchase Payments (see "Making Additional Purchase Payments" below).

     -    You may not cancel the Rider once it is issued.

     - You will begin paying the GLWB Rider charge as of the first Monthiversary following the Date of Issue, even if you do not begin taking withdrawals for many years. If you choose not to take withdrawals, we will not refund the GLWB Rider charge.

     - Unless the sole Owner is a non-natural person, the Owner and Annuitant must be the same individual (additional Annuitants are not permitted), and if your Contract has joint Owners, each Owner must be an Annuitant.

     - You cannot change or add any Owner, joint Owner, Annuitant, or joint Annuitant, unless such change is permitted by us in connection with death or divorce. If you elect GLWB Plus For Two, or you elect GLWB Plus For One and your Contract has joint Owners, you also cannot change or add any Beneficiary, unless such change is permitted by us in connection with death or divorce.

     - There are restrictions regarding who may be named as an Owner, joint Owner, Annuitant, joint Annuitant, and Beneficiary (see "Naming of Owners, Annuitants, and Beneficiaries" below).

     - Any Settlement Payments that we make are subject to our financial strength and claims-paying ability.


     YOU SHOULD NOT PURCHASE THE GLWB RIDER IF:


     - you expect to take Excess Withdrawals because such Excess Withdrawals may significantly reduce or eliminate the value of the guarantees provided by the Rider; or

     - you do not expect to begin taking Non-Excess Withdrawals before the Annuity Date.




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


PURCHASING THE GLWB RIDER

     Currently, the GLWB Rider is only available to Qualified Contracts. You may elect the Rider only on the initial Contract application. You cannot elect the Rider after the Date of Issue.

     In the case of GLWB Plus For One, you may only elect the Rider if the Covered Person has not attained age 76. In the case of joint Owners, the age of the older Owner determines eligibility. Where the Owner is a non-natural person, we determine eligibility by the age of the older Annuitant on the Date of Issue.

     In the case of GLWB Plus For Two, you may only elect the Rider if the older Covered Person has not attained age 76. Also, both Covered Persons must have birthdates less than 6 years apart from each other. For example, assume you purchase a Contract on November 1, 2007 and you wish to select GLWB Plus For
Two:


     - EXAMPLE 1: You are born July 1, 1942 and your spouse is born June 1, 1948. Since your birthdates are 5 years and 11 months apart, you may elect GLWB Plus For Two.


     - EXAMPLE 2: You are born July 1, 1942 and your spouse is born August 1, 1948. Since your birthdates are 6 years and 1 month apart, you may NOT elect GLWB Plus For Two.

     We require due proof of age before issuing the Rider. We reserve the right to accept or refuse to issue the GLWB Rider at our sole discretion. We may discontinue offering the Rider at any time. The Rider may not be available in all states.

COVERED PERSONS


     If both Owners of a Non-Qualified Contract are spouses, or if there is one Owner and a spouse who is the sole Beneficiary, you must choose whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the GLWB Rider charge and whether the guarantees provided by the GLWB Rider will continue for the life of the surviving spouse. You must choose either the GLWB Plus For One or the GLWB Plus For Two when you elect the GLWB Rider.

     In the case of GLWB Plus For One, the Covered Person is the person whose life we use to determine the Lifetime Income Date and the duration of the monthly Settlement Payments on and after the Benefit Phase Start Date (if such date occurs on or after the Lifetime Income Date) or the Maximum Annuity Date (if you elect the GLWB Rider annuitization option on the Maximum Annuity Date). If there is more than one Owner, the Covered Person will be the older Owner on the Date of Issue. If the Contract is owned by a non-natural person, we will treat the older Annuitant on the Date of Issue as the older Owner for purposes of determining the Covered Person.

     In the case of GLWB Plus For Two, you and your spouse will be the Covered Persons whose lives we use to determine the Lifetime Income Date and the duration of the monthly Settlement Payments on and after the Benefit Phase Start Date (if such date occurs on or after the Lifetime Income Date) or the Maximum Annuity Date (if you elect the GLWB Rider annuitization option on the Maximum Annuity Date).

     We determine the Covered Person(s) at the time you elect the Rider. A Covered Person cannot be added or changed after the Date of Issue.


NAMING OF OWNERS, ANNUITANTS, AND BENEFICIARIES


     Unless the sole Owner is a non-natural person, the Owner and Annuitant must be the same individual (additional Annuitants are not permitted), and if your Contract has joint Owners, each Owner must be an Annuitant. If the Owner is a non-natural person, we will treat each Annuitant as an Owner under the GLWB Rider, and all Owner provisions and restrictions apply to such Annuitants.

     You cannot change or add any Owner, joint Owner, Annuitant, or joint Annuitant, unless such change is permitted by us in connection with death or divorce. If you elect GLWB Plus For Two, or you elect GLWB Plus For One and your Contract has joint Owners, you also cannot change or add any Beneficiary, unless such change is permitted by us in connection with death or divorce.


IF YOU DO NOT HAVE A SPOUSE ON THE DATE OF ISSUE:


          - You may only elect GLWB Plus For One. You must be named as the sole Owner, and any Beneficiary may be named. You will be the Covered Person.


IF YOU HAVE A SPOUSE ON THE DATE OF ISSUE:

     For Qualified Contracts:


               - Under the Code, only one spouse may be named as the sole Owner.

               - If you elect GLWB Plus For One, any Beneficiary may be named (spouse or non-spouse). The Covered Person will be the sole Owner.

               - If you elect GLWB Plus For Two, the other spouse must be named as the sole Beneficiary. The Covered Persons will be the sole Owner and the sole Beneficiary.

     For Non-Qualified Contracts, you must choose one of the following options:

          1) one spouse is named as the sole Owner

                    - If you elect GLWB Plus For One, any Beneficiary may be named (spouse or non-spouse). The Covered Person will be the sole Owner.

                    - If you elect GLWB Plus For Two, the other spouse must be named as the sole Beneficiary. The Covered Persons will be the sole Owner and the sole Beneficiary. OR:

          2) both spouses are named as joint Owners and Beneficiaries

                    - If you elect GLWB Plus For One, the Covered Person will be the older Owner

                    - If you elect GLWB Plus For Two, the Covered Persons will be both Owners.

A spouse must qualify as a "spouse" under the Code.


INVESTMENT OPTION RESTRICTIONS


     If you elect the GLWB Rider, you may only allocate your Purchase Payments and transfer your Contract Value among the following Investment Options:

     -    Goldman Sachs Balanced Strategy Portfolio (Class A)

     -    Goldman Sachs Growth and Income Strategy Portfolio (Class A)

     -    Goldman Sachs Growth Strategy Portfolio (Class A)

     -    Goldman Sachs VIT Money Market Fund

     YOU MAY NOT ALLOCATE ANY PORTION OF YOUR PURCHASE PAYMENTS OR CONTRACT VALUE TO ANY INVESTMENT OPTION NOT LISTED ABOVE. YOU MAY NOT ALLOCATE PURCHASE PAYMENTS OR TRANSFER CONTRACT VALUE TO THE FIXED ACCOUNT.


     You should consult with your financial adviser to assist you in determining whether the Investment Options available with the GLWB Rider are best suited for your financial needs and risk tolerance. We reserve the right to impose additional restrictions on Investment Options at any time.

GLWB RIDER CHARGE

     We assess an additional monthly charge for the GLWB Rider that compensates us for the costs and risks we assume in providing the benefits under the Rider.


     - In the case of GLWB Plus For One, on the Date of Issue, the monthly GLWB Rider charge, which we will deduct from your Contract Value on each Monthiversary, is equal to 0.50%, of the Lifetime Income Base on that Monthiversary.

     - In the case of GLWB Plus For Two, on the Date of Issue, the monthly GLWB Rider charge, which we will deduct from your Contract Value on each Monthiversary, is equal to 0.75%, of the Lifetime Income Base on that Monthiversary.

     WE RESERVE THE RIGHT TO INCREASE THE GLWB RIDER CHARGE ON THE EFFECTIVE DATE OF EACH STEP-UP. WE GUARANTEE, HOWEVER, THAT THE MONTHLY GLWB RIDER CHARGE WILL NEVER EXCEED 1.00% FOR GLWB PLUS FOR ONE OR 1.50% FOR GLWB PLUS FOR TWO, OF THE LIFETIME INCOME BASE ON EACH MONTHIVERSARY. If we decide to increase the GLWB Rider charge at the time of a Step-Up, then you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-Up by notifying us at our Service Center in writing.


     We will deduct a pro rata share of the monthly GLWB Rider charge from the amount otherwise due:


     1) If you take an Excess Withdrawal on any date other than a Monthiversary and such withdrawal reduces the Contract Value to zero.

     2)   On the Annuity Date.

     3)   Upon surrender of the Contract.


All charges for the GLWB Rider will cease upon termination (see "Terminating the GLWB Rider" below).


     When we deduct the charge for the GLWB Rider, we will reduce Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) in the chronological order in which we received such Purchase Payments.


GUARANTEED AMOUNTS


     THE GUARANTEED WITHDRAWAL BALANCE. On the Date of Issue, the initial Guaranteed Withdrawal Balance is equal to your initial Purchase Payment (less any premium taxes and not including the corresponding PPB). Your Guaranteed Withdrawal Balance can never be more than $5 million. Your Guaranteed Withdrawal Balance will never be less than zero.

     THE LIFETIME INCOME BASE. On the Date of Issue, the initial Lifetime Income Base is equal to your initial Purchase Payment (less any premium taxes and not including the corresponding PPB). The amount of the GLWB Rider charge and the Lifetime Income Amount will increase if the Lifetime Income Base increases. Your Lifetime Income Base can never be more than $5 million. Your Lifetime Income Base will never be less than zero.

NOTE: The Guaranteed Withdrawal Balance and Lifetime Income Base are not cash values or surrender values, are not available to Owners, are not minimum returns for any Subaccount, and are not guarantees of any Contract Value.


     THE GUARANTEED WITHDRAWAL AMOUNT. On the Date of Issue, the initial Guaranteed Withdrawal Amount is equal to 5% of the initial Guaranteed Withdrawal Balance. Your Guaranteed Withdrawal Amount can never be more than $250,000.

     THE LIFETIME INCOME AMOUNT. On the Lifetime Income Date, the initial Lifetime Income Amount is equal to 5% of your Lifetime Income Base on that date. We do not calculate the Lifetime Income Amount prior to the Lifetime Income Date. Your Lifetime Income Amount can never be more than $250,000.


NOTE: If you take any withdrawals prior to the Lifetime Income Date, the initial amount of the Lifetime Income Amount may be less than the previously available Guaranteed Withdrawal Amount.


     Non-Excess Withdrawals, Excess Withdrawals, additional Purchase Payments, Bonuses, and Step-Ups may have an effect on the value of the Guaranteed Withdrawal Balance, the Lifetime Income Base, the Guaranteed Withdrawal Amount, and the Lifetime Income Amount, as follows:


IF:                      THEN:
--------------------------------------------------------------------------------
you take a Non-Excess
Withdrawal               -    we will decrease your Guaranteed Withdrawal
                              Balance;

                         -    prior to the Lifetime Income Date:

                                   -    we will decrease your Lifetime Income
                                        Base; and

                                   -    we will not change your Guaranteed
                                        Withdrawal Amount;

                         -    on or after the Lifetime Income Date:

                                   -    we will not change your Lifetime Income
                                        Base; and

                                   -    we will not change your Lifetime Income
                                        Amount.

                         (See "Taking Withdrawals" below.)

you take an Excess
Withdrawal               -    we will decrease your Guaranteed Withdrawal
                              Balance;

                         -    we will decrease your Lifetime Income Base;

                         -    prior to the Lifetime Income Date:

                                   -    we will decrease your Guaranteed
                                        Withdrawal Amount;

                         -    on or after the Lifetime Income Date:

                                   -    we will decrease your Lifetime Income
                                        Amount.

                         (See "Taking Withdrawals" below.)

you make an additional
Purchase Payment         -    we will increase your Guaranteed Withdrawal
                              Balance;

                         -    we will increase your Lifetime Income Base;

                         -    prior to the Lifetime Income Date:

                                   -    we will recalculate your Guaranteed
                                        Withdrawal Amount;

                         -    on or after the Lifetime Income Date:

                                   -    we will increase your Lifetime Income
                                        Amount.

                         (See "Making Additional Purchase Payments" below.)

we apply a Bonus
and/or Step-Up           -    we will not change your Guaranteed Withdrawal
                              Balance;

                         -    we will not change your Guaranteed Withdrawal
                              Amount;

                         -    we will increase your Lifetime Income Base; and

                         -    on or after the Lifetime Income Date:

                                   -    we will increase your Lifetime Income
                                        Amount;

                         (See "Bonus" and "Step-Up" below.)


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




TAKING WITHDRAWALS


IMPORTANT CONSIDERATIONS


     You may be assessed charges and penalties if you take withdrawals:


     - Although we currently do not assess a withdrawal charge on Non-Excess Withdrawals, we reserve the right to do so. We will assess a withdrawal charge on Excess Withdrawals if such withdrawals would otherwise be subject to a withdrawal charge. If we assess a withdrawal charge on a Non-Excess Withdrawal or an Excess Withdrawal, we will calculate and impose the charge in the same manner that we would for any partial withdrawal. All withdrawals, including Non-Excess Withdrawals and Excess Withdrawals, will reduce the remaining Free Withdrawal Amount in any Contract Year. (See "Withdrawal Charge.")

     - All withdrawals, including Non-Excess Withdrawals and Excess Withdrawals, reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner(s) reach(es) age 59 1/2. (See "Federal Tax Matters.")


     You should carefully consider when to begin taking Non-Excess Withdrawals.


     - You may reduce the value of the guarantees provided by the GLWB Rider, depending on when you begin taking Non-Excess Withdrawals. For example, because Non-Excess Withdrawals taken prior to the Lifetime Income Date reduce your Lifetime Income Base, such withdrawals will result in a lower initial Lifetime Income Amount (when calculated on the Lifetime Income Date).

     - If you delay taking Non-Excess Withdrawals, you may be paying for a benefit you are not using.


Please consult your financial adviser as to the appropriate time for you to begin taking Non-Excess Withdrawals.

NON-EXCESS WITHDRAWALS


IF:                      THEN:
--------------------------------------------------------------------------------
You take a Non-Excess    1. We will decrease the Guaranteed Withdrawal Balance
Withdrawal prior to      by the amount of the withdrawal.
the Lifetime Income
Date:                    2. We will decrease the Lifetime Income Base to equal
                         the greater of:

                         - the Lifetime Income Base immediately prior to the withdrawal minus the amount of the withdrawal;

                              or

                         - the Lifetime Income Base immediately prior to the withdrawal multiplied by the Proportional Reduction Factor.

                         3. Your Guaranteed Withdrawal Amount will not change.

                         THE PROPORTIONAL REDUCTION FACTOR IS EQUAL TO YOUR CONTRACT VALUE AFTER THE WITHDRAWAL DIVIDED BY YOUR CONTRACT VALUE IMMEDIATELY PRIOR THE WITHDRAWAL.

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IF:                      THEN:
--------------------------------------------------------------------------------
You take a Non-Excess    1. We will decrease the Guaranteed Withdrawal Balance
Withdrawal on or         by the amount of the withdrawal.
after the Lifetime
Income Date:             2. Your Lifetime Income Base will not change.

                         3. Your Lifetime Income Amount will not change.



     THE LIFETIME INCOME AMOUNT MAY BE LESS THAN THE GUARANTEED WITHDRAWAL AMOUNT PREVIOUSLY AVAILABLE IF YOU TAKE ANY WITHDRAWALS BEFORE YOUR LIFETIME INCOME DATE.


NOTE: If you choose to receive only a part of, or none of, your Guaranteed
      Withdrawal Amount or Lifetime Income Amount, as applicable, in any given Contract Year, you should understand that annual Non-Excess Withdrawals are not cumulative. You cannot carry over any unused Non-Excess Withdrawals to any future Contract Years.

EXCESS WITHDRAWALS


IF:                      THEN:
--------------------------------------------------------------------------------
You take an Excess       1. We will decrease the Guaranteed Withdrawal Balance
Withdrawal prior to      to equal the LESSER of:
the Lifetime Income
Date:                    -    the Guaranteed Withdrawal Balance immediately
                              prior to the withdrawal minus the amount of the withdrawal; OR

                         - the Guaranteed Withdrawal Balance immediately prior to the withdrawal multiplied by the Proportional Reduction Factor.

                         2. We will decrease the Guaranteed Withdrawal Amount to equal the Guaranteed Withdrawal Amount immediately prior to the withdrawal multiplied by the Proportional Reduction Factor.

                         3. We will decrease the Lifetime Income Base to equal the Lifetime Income Base immediately prior to the withdrawal multiplied by the Proportional Reduction Factor.

                         THE PROPORTIONAL REDUCTION FACTOR IS EQUAL TO YOUR CONTRACT VALUE AFTER THE WITHDRAWAL DIVIDED BY YOUR CONTRACT VALUE IMMEDIATELY PRIOR THE WITHDRAWAL.



IF:                      THEN:
--------------------------------------------------------------------------------
You take an Excess       1. We will decrease the Guaranteed Withdrawal Balance
Withdrawal on or         to equal the LESSER of:
after the Lifetime
Income Date:             -    the Guaranteed Withdrawal Balance immediately
                              prior to the withdrawal minus the amount of the withdrawal; OR

                         - the Guaranteed Withdrawal Balance immediately prior to the withdrawal multiplied by the

                              Proportional Reduction Factor.

                         2. We will decrease the Lifetime Income Base to equal the Lifetime Income Base immediately prior to the withdrawal multiplied by the Proportional Reduction Factor.

                         3. We will decrease the Lifetime Income Amount to equal 5% of the new Lifetime Income Base.

                         THE PROPORTIONAL REDUCTION FACTOR IS EQUAL TO YOUR CONTRACT VALUE AFTER THE WITHDRAWAL DIVIDED BY YOUR CONTRACT VALUE IMMEDIATELY PRIOR THE WITHDRAWAL.


     THE GLWB RIDER IS DESIGNED FOR YOU TO TAKE NON-EXCESS WITHDRAWALS EACH CONTRACT YEAR. YOU SHOULD NOT PURCHASE THE GLWB RIDER IF YOU INTEND TO TAKE EXCESS WITHDRAWALS.


     - EXCESS WITHDRAWALS COULD REDUCE YOUR GUARANTEED WITHDRAWAL BALANCE AND LIFETIME INCOME BASE BY SUBSTANTIALLY MORE THAN THE ACTUAL AMOUNT OF THE WITHDRAWAL. THIS MEANS THAT THE AMOUNT OF TOTAL GROSS WITHDRAWALS YOU MAKE AND/OR MONTHLY SETTLEMENT PAYMENTS YOU RECEIVE UNDER THE RIDER COULD BE LESS THAN THE TOTAL OF YOUR PURCHASE PAYMENTS (LESS ANY PREMIUM TAXES AND NOT INCLUDING CORRESPONDING PPBS).

     - EXCESS WITHDRAWALS MAY REDUCE OR EVEN ELIMINATE YOUR FUTURE GUARANTEED WITHDRAWAL AMOUNT AND FUTURE LIFETIME INCOME AMOUNT.

     - WE WILL SURRENDER YOUR CONTRACT, AND YOU WILL LOSE THE GUARANTEES PROVIDED BY THE GLWB RIDER, IF YOUR CONTRACT VALUE IS REDUCED TO ZERO DUE TO EXCESS WITHDRAWALS. YOU WILL NOT RECEIVE ANY FURTHER BENEFITS UNDER THE GLWB RIDER.


MAKING ADDITIONAL PURCHASE PAYMENTS


     You may make additional Purchase Payments at any time prior to the earlier of the Benefit Phase Start Date or the Covered Person's 76th birthday (or the older Covered Person's 76th birthday in the case of GLWB Plus For Two), subject to the limitations discussed below.


     PURCHASE PAYMENTS PRIOR TO THE LIFETIME INCOME DATE. If we receive a Purchase Payment prior to the Lifetime Income Date, we will increase the Guaranteed Withdrawal Balance and the Lifetime Income Base by the amount of the Purchase Payment (less any premium taxes and not including the corresponding
PPB) (subject to a maximum limit of $5 million).

     We also will recalculate the Guaranteed Withdrawal Amount to equal the greater of:


          - the Guaranteed Withdrawal Amount immediately before the Purchase Payment; or

          - 5% of the Guaranteed Withdrawal Balance immediately after the Purchase Payment.

     PURCHASE PAYMENTS ON OR AFTER THE LIFETIME INCOME DATE. If we receive a Purchase Payment on or after the Lifetime Income Date, we will increase the Guaranteed Withdrawal Balance and the Lifetime Income Base by the amount of the Purchase Payment (less any premium taxes and not including the corresponding
PPB) (subject to a maximum limit of $5 million).


     On and after the Lifetime Income Date, we will increase the Lifetime Income Amount every time we increase the Lifetime Income Base due to our receipt of a Purchase Payment. The new Lifetime Income Amount will equal 5% of the new Lifetime Income Base following the Purchase Payment.

     PURCHASE PAYMENT LIMITATIONS. Please note the following limits on Purchase
Payments:


          - We reserve the right to refuse to accept additional Purchase Payments at any time to the extent permitted in the state we issue your Contract.

          - You must obtain our prior approval if your Contract Value immediately following an additional Purchase Payment would exceed $1,000,000. We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation.

          - We will not accept an additional Purchase Payment on or after the first Contract Anniversary without our prior approval if the total of your Purchase Payments on and after the first Contract Anniversary would exceed $100,000. If you own a Qualified Contract, we will waive our requirement for prior approval of any Purchase Payments made in connection with a systematic investment program approved by us. We will aggregate multiple Contracts you own for purposes of the $100,000 limitation.


     All other limitations on Purchase Payments, as set forth in "Purchase Payments," also apply. We reserve the right to impose additional limitations on Purchase Payments at any time. We do not include PPBs credited to your Contract Value when calculating any of these limits.

BONUS


     A Bonus is available for a limited time (the "Bonus Period"). The Bonus is an incentive for you to defer taking withdrawals until after the Bonus Period. The Bonus Period begins on the first Contract Anniversary and ends on the earlier of:

     -    the 10th Contract Anniversary; or

     - the Contract Anniversary immediately following the Contract Year in which the Covered Person (or the older original Covered Person in the case of GLWB Plus For Two) reaches age 80.

     If you have never taken a withdrawal, we will increase the Lifetime Income Base by a Bonus on each Contract Anniversary during the Bonus Period (subject to the maximum Lifetime Income Base limit of $5 million). Each time you qualify for a Bonus, we will increase the Lifetime Income Base by an amount equal to 5% multiplied by total Purchase Payments (less any premium taxes and not including corresponding PPBs).


     On and after the Lifetime Income Date, we will increase the Lifetime Income Amount every time we increase the Lifetime Income Base due to a Bonus. The new Lifetime Income Amount will equal 5% of the new Lifetime Income Base after the Bonus.


     We will apply any Bonus before we determine if a Step-Up applies on any Contract Anniversary.


     Once you take a withdrawal, we will not apply any future Bonuses to the Lifetime Income Base.


NOTE: A Bonus increases the Lifetime Income Base, but it is not available in cash and has no effect on your Contract Value.


STEP-UP

     If your Contract Value on any "Step-Up Date" during the "Step-Up Period" is greater than the Lifetime Income Base on that date, we will automatically increase your Lifetime Income Base to equal the Contract Value (subject to the maximum Lifetime Income Base limit of $5 million).

     On and after the Lifetime Income Date, we will increase the Lifetime Income Amount every time we increase the Lifetime Income Base due to a Step-Up. The new Lifetime Income Amount will equal 5% of the new Lifetime Income Base following the Step-Up.


     We will apply any Bonus before we determine if a Step-Up applies on any Contract Anniversary.

     STEP-UP PERIOD. The Step-Up Period begins on the Date of Issue and ends on the Contract Anniversary immediately following the Contract Year in which the Covered Person (or the older original Covered Person in the case of GLWB Plus For Two) reaches age 90. NO STEP-UPS WILL OCCUR AFTER THE END OF THE STEP-UP PERIOD.

     STEP-UP DATES. During the Step-Up Period, we schedule the Step-Up Dates for the 3rd, 6th, and 9th Contract Anniversary after the Date of Issue and every Contract Anniversary thereafter (e.g., the 10th, 11th, 12th, etc.) while the GLWB Rider is in effect, and on the Lifetime Income Date.

     INCREASE IN GLWB RIDER CHARGE: If we Step-Up the Lifetime Income Base, we reserve the right to increase the monthly GLWB Rider charge up to a maximum of 1.00% for GLWB Plus For One or 1.50% for GLWB Plus For Two, on an annual basis, of the Lifetime Income Base on each Monthiversary (see "GLWB Rider charge" above). If we decide to increase the GLWB Rider charge at the time of a Step-Up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-Up by notifying us at our Service Center in writing.

     If you decline an automatic Step-Up, you will have the option to elect to Step-Up the Lifetime Income Base within 30 days of subsequent Step-Up Dates by submitting a written request to our Service Center. If you decide to Step-Up the Lifetime Income Base, we will thereafter resume automatic Step-Ups.


BENEFIT PHASE

     The Contract enters the Benefit Phase IF:


     -    the Contract Value is reduced to zero due to:

               -    a Non-Excess Withdrawal; OR

               -    poor market performance; OR

               - the assessment of Contract fees and charges, including the GLWB Rider charge

     - AND either the Guaranteed Withdrawal Balance or the Lifetime Income Amount immediately after any of the above occurs is greater than zero.

     The date the Contract enters the Benefit Phase is called the Benefit Phase Start Date.

     Note that the Contract will only be eligible to enter the Benefit Phase if:

     -    In the case of GLWB Plus For One:

               1. the Covered Person was the sole Owner on the Date of Issue and the Covered Person lives until the Benefit Phase Start Date; OR

               2. both Owners live until the Benefit Phase Start Date (in the case of a Non-Qualified Contract with joint Owners); or

               3. a Non-Qualified Contract with joint Owners is continued if the Owner who is not a Covered Person dies, and the Covered Person then lives until the Benefit Phase Start Date.

     -    In the case of GLWB Plus For Two:

               1.   both Covered Persons live until the Benefit Phase Start
                    Date; OR

               2. a Covered Person who is not an Owner dies and the surviving Covered Person lives until the Benefit Phase Start Date; OR

               3. the Contract is continued after the death of an Owner and the surviving Covered Person then lives until the Benefit Phase Start Date.

     On the Benefit Phase Start Date we will terminate the GLWB Rider and all other rights and benefits under the Contract, including death benefits and any additional riders. We will not accept additional Purchase Payments and we will not deduct the GLWB Rider charge after the Benefit Phase Start Date.

     During the Benefit Phase, we will pay you monthly Settlement Payments. Total monthly Settlement Payments received in the Benefit Phase (by you or your Beneficiary) will not be less than the Guaranteed Withdrawal Balance on the Benefit Phase Start Date, unless your Beneficiary chooses to commute any remaining monthly Settlement Payments on the death of the Covered Person (or the death of the last surviving Covered Person in the case of GLWB Plus For Two).

          NOTE: If the Benefit Phase Start Date occurs before the Lifetime
                Income Date, monthly Settlement Payments will continue until the Guaranteed Withdrawal Balance is reduced to zero. You may receive as few as one monthly Settlement Payment if the Guaranteed Withdrawal Balance is reduced to zero after the first monthly Settlement Payment. If the Benefit Phase Start Date occurs on or after the Lifetime Income Date, monthly Settlement Payments will continue while a Covered Person is living or until the Guaranteed Withdrawal Balance is reduced to zero, if later. You may receive as few as one monthly Settlement Payment if the Guaranteed Withdrawal Balance is equal to zero on the Benefit Phase Start Date (or is reduced to zero after the first monthly Settlement Payment) and the Covered Person dies (or last surviving Covered Person dies in the case of GLWB Plus for Two) before the next monthly Settlement Payment.

     Changes to Owners and Beneficiaries on and after the Benefit Period Start Date are subject to the same restrictions that would apply if the Contract entered the Annuity Period. (See "Owners, Annuitants, and Beneficiaries.")


IF THE BENEFIT PHASE START DATE OCCURS BEFORE THE LIFETIME INCOME DATE:

     If the Guaranteed Withdrawal Balance on the Benefit Phase Start Date is less than or equal to $2,000:


     - The first and only Settlement Payment that we will pay you on the Benefit Phase Start Date will be equal to the Guaranteed Withdrawal Balance.

     If the Guaranteed Withdrawal Balance on the Benefit Phase Start Date is greater than $2,000:

     - The first monthly Settlement Payment that we will pay you on the Benefit Phase Start Date will be equal to the lesser of:

               - the Guaranteed Withdrawal Amount minus total Gross Withdrawals taken during the current Contract Year (but in no event less than zero) plus the Guaranteed Withdrawal Amount divided by twelve; or

               -    the Guaranteed Withdrawal Balance.

     - We will decrease the Guaranteed Withdrawal Balance by the amount of the first monthly Settlement Payment. If the Guaranteed Withdrawal Balance following the first monthly Settlement Payment is greater than zero, we will pay you recurring monthly Settlement Payments (beginning one month after the Benefit Phase Start Date) equal to the Guaranteed Withdrawal Amount divided by twelve, and we will reduce the Guaranteed Withdrawal Balance by the amount of each payment until the Guaranteed Withdrawal Balance is equal to zero. If the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) and the Guaranteed Withdrawal Balance has not been reduced to zero, monthly Settlement Payments will continue to the Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. The last monthly Settlement Payment may be less than the remaining Guaranteed Withdrawal Amount divided by twelve.


          EXAMPLE:

          If: The Guaranteed Withdrawal Balance on the Benefit Phase Start Date = $20,100
               The Guaranteed Withdrawal Amount = $6,000


               Total Gross Withdrawals taken during the current Contract Year = $3,000

               The first monthly Settlement Payment will be equal to $3,500 (= Minimum ($20,100, $6,000 - $3,000 + ($6,000 / 12))). The
               Guaranteed Withdrawal Balance after the first monthly Settlement Payment will be equal to $16,600 (= $20,100 - $3,500).
               Thereafter, we will pay you monthly Settlement Payments of $500 (= $6,000 / 12), and we will reduce the Guaranteed Withdrawal Balance by $500 for each monthly Settlement Payment, until the Guaranteed Withdrawal Balance is reduced to zero. If the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) and the Guaranteed Withdrawal Balance has not been reduced to zero, the monthly Settlement Payments of $500 will continue to the Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. In this example, the Guaranteed Withdrawal Balance will be reduced to $100 (= $20,100
               - 1 x $3,500 - 33 x $500) after the 34th payment. Therefore, the last monthly Settlement Payment (the 35th payment) will be equal to $100.

     - If you die, the Beneficiary may commute any remaining monthly Settlement Payments at an interest rate of 5%.


IF THE BENEFIT PHASE START DATE OCCURS ON OR AFTER THE LIFETIME INCOME DATE:


     - The first monthly Settlement Payment that we will pay you on the Benefit Phase Start Date will be equal to the Lifetime Income Amount minus total Gross Withdrawals taken during the current Contract Year (but in no event less than zero) plus the Lifetime Income Amount divided by twelve.

     - You will then receive recurring monthly Settlement Payments (beginning one month after the Benefit Phase Start Date) for the rest of the Covered Person's life (or the last surviving Covered Person's life in the case of GLWB Plus For Two) equal to the Lifetime Income Amount divided by twelve. We will reduce the Guaranteed Withdrawal Balance by the amount of each monthly Settlement Payment we make to you. If the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) and the Guaranteed Withdrawal Balance has not been reduced to zero, monthly Settlement Payments will continue to the Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. The last monthly Settlement Payment may be less than the Lifetime Income Amount divided by twelve.


          EXAMPLE:

          If: The Guaranteed Withdrawal Balance on the Benefit Phase Start Date = $20,100
               The Lifetime Income Amount = $6,000


               Total Gross Withdrawals taken during the current Contract Year = $3,000

               The first monthly Settlement Payment will be equal to $3,500 (= Minimum ($20,100, $6,000 - $3,000 + ($6,000 / 12)). The
               Guaranteed Withdrawal Balance after the first monthly Settlement Payment will be equal to $16,600 (= $20,100 - $3,500).
               Thereafter, we will pay you monthly Settlement Payments of $500 (= $6,000 / 12) for the rest of the Covered Person's life (or for the rest of the last surviving Covered Person's life in the case of GLWB Plus For Two). We will reduce the Guaranteed Withdrawal Balance by $500 for each of these payments as we make them. If the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) and the Guaranteed Withdrawal Balance has not been reduced to zero, the monthly Settlement Payments of $500 will continue to your Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. In this example, the Guaranteed Withdrawal Balance will be reduced to $100 (= $20,100 - 1 x $3,500 - 33 x $500) after the 34th payment. If the Covered Person has died (or if the last surviving Covered Person has died in the case of GLWB Plus For Two) before the 35th payment, the last monthly Settlement Payment (the 35th payment) will be equal to $100, otherwise we will continue to make monthly Settlement Payments of $500 until the Covered Person's death (or the last surviving Covered Person's death in the case of GLWB Plus For
               Two).


         NOTE: Under Qualified Contracts, we may make higher monthly Settlement
               Payments before the Guaranteed Withdrawal Balance is reduced to zero, if we determine that we must do so based on our calculations of your minimum required distribution. In this case, after the Guaranteed Withdrawal Balance is reduced to zero, we will make monthly Settlement Payments equal to the Lifetime Income Amount divided by twelve, provided that a Covered Person is still living at that time.


     - If you die, the Beneficiary may commute any remaining monthly Settlement Payments at an interest rate of 5%.

NOTE: If there is one living Covered Person on the Benefit Phase Start Date and the Benefit Phase Start Date occurs on or after the Lifetime Income Date, the duration of monthly Settlement Payments on and after the Benefit Phase Start Date will be based on that Covered Person's life only, regardless of who is named as an Annuitant. If there are two living Covered Persons on the Benefit Phase Start Date and the Benefit Phase Start Date occurs on or after the Lifetime Income Date, the duration of monthly Settlement Payments on and after the Benefit Phase Start Date will be based on both Covered Person's lives, regardless of who is named as an Annuitant.

NOTE: In the event of divorce, there are cases where we will terminate the GLWB
      Rider on the Valuation Date that we receive due proof of divorce or the Valuation Date that we receive due proof of death of the first Owner to die. In some cases, the Contract will not be eligible to enter the Benefit Phase after the date of divorce. See "Divorce" below.

GLWB RIDER DEATH BENEFIT

GLWB RIDER DEATH BENEFIT BEFORE THE BENEFIT PHASE START DATE

     If the GLWB Rider Death Benefit is payable in the situations outlined below, the GLWB Rider Death Benefit will be equal to the greater of (A) or (B), less any premium taxes, where:

          (A) - The Contract Value on the Valuation Date we receive due proof of death

          (B) - The Guaranteed Withdrawal Balance on the Valuation Date we receive due proof of death

     We will calculate any GLWB Rider Death Benefit on the Valuation Date we receive due proof of death.


1) GLWB PLUS FOR ONE

     If an Owner's death occurs before the Benefit Phase Start Date and the Beneficiary elects to take the Contract death benefit as a lump sum under our current administrative procedures, the following will apply:


IF:                                     THEN:
--------------------------------------------------------------------------------

The Covered Person is the deceased      -    We will pay the GLWB Rider Death
Owner:                                       Benefit instead of the standard
                                             death benefit or any optional death
                                             benefit you elected if the GLWB
                                             Rider Death Benefit is greater.

                                        -    We will terminate the GLWB Rider on
                                             the Valuation Date we receive due
                                             proof of death.

The Covered Person is NOT the           -    We will NOT pay the GLWB Rider
deceased Owner:                              Death Benefit.

NOTE: THIS SITUATION CAN ONLY ARISE     -    We will terminate the GLWB Rider on
IF JOINT OWNERS ARE NAMED ON THE DATE        the Valuation Date we receive due
OF ISSUE.                                    proof of death.


     If an Owner's death occurs before the Benefit Phase Start Date and the Beneficiary elects NOT to take the Contract death benefit as a lump sum, the following will apply:


IF:                                     THEN:
--------------------------------------------------------------------------------
The Covered Person is the deceased      -    We will pay the GLWB Rider Death
Owner, the Beneficiary is the                Benefit instead of the standard
deceased Owner's surviving spouse,           death benefit or any optional death
and the Beneficiary chooses NOT to           benefit you elected if the GLWB
continue the Contract:                       Rider Death Benefit is greater.

                                        -    We will terminate the GLWB Rider on
                                             the Valuation Date we receive due
                                             proof of death.

The Covered Person is the deceased      -    We will apply the GLWB Rider Death
Owner, the Beneficiary is the                Benefit instead of the standard
deceased Owner's surviving spouse,           death benefit or any optional death
and the Beneficiary chooses to               benefit you elected if the GLWB
continue the Contract:                       Rider Death Benefit is greater.

                                        -    We will terminate the GLWB Rider on
                                             the Valuation Date we receive due
                                             proof of death.

The Covered Person is the deceased      -    We will pay the GLWB Rider Death
Owner and the Beneficiary is NOT the         Benefit instead of the standard
deceased Owner's surviving spouse:           death benefit or any optional death
                                             benefit you elected if the GLWB
                                             Rider Death Benefit is greater.

                                        -    We will terminate the GLWB Rider on
                                             the Valuation Date we receive due
                                             proof of death.

The Covered Person is NOT the           -    We will NOT apply the GLWB Rider
deceased Owner, the sole Beneficiary         Death Benefit.
is the deceased Owner's surviving
spouse, and the Beneficiary chooses     -    We will NOT terminate the GLWB
to continue the Contract:                    Rider - the Rider will continue
                                             unchanged.
NOTE: THIS SITUATION CAN ONLY ARISE
IF JOINT OWNERS ARE NAMED ON THE DATE   -    The surviving Owner may add or
OF ISSUE.                                    change any Beneficiary (spouse or
                                             non-spouse).

The Covered Person is NOT the           -    We will NOT pay the GLWB Rider
deceased Owner, the sole Beneficiary         Death Benefit.
is the deceased Owner's surviving
spouse, and the Beneficiary chooses     -    We will terminate the GLWB Rider on
NOT to continue the Contract:                the Valuation Date we receive due
                                             proof of death.
NOTE: THIS SITUATION CAN ONLY ARISE
IF JOINT OWNERS ARE NAMED ON THE DATE
OF ISSUE.

     2) GLWB PLUS FOR TWO

     If an Owner's death occurs before the Benefit Phase Start Date and the Beneficiary elects to take the Contract death benefit as a lump sum under our current administrative procedures, the following will apply:


     - If the Covered Person is the deceased Owner and the Beneficiary is not the other Covered Person:

               1. We will pay the GLWB Rider Death Benefit instead of the standard death benefit or any optional death benefit you elected if the GLWB Rider Death Benefit is greater.

               2. We will terminate the GLWB Rider on the Valuation Date we receive due proof of death.

          NOTE: THIS SITUATION CAN ARISE ONLY IF BOTH OF THE COVERED PERSONS HAVE DIED.

     - Otherwise, we will not pay the GLWB Rider Death Benefit and we will terminate the GLWB Rider on the Valuation Date we receive due proof of death.


     If an Owner's death occurs before the Benefit Phase Start Date and the Beneficiary elects NOT to take the Contract death benefit as a lump sum, the following will apply:


IF:                                     THEN:
--------------------------------------------------------------------------------
The Covered Person is the deceased      -    We will pay the GLWB Rider Death
Owner and the Beneficiary is not the         Benefit instead of the standard
other Covered Person:                        death benefit or any optional
                                             death benefit you elected if the
NOTE: THIS SITUATION CAN ARISE ONLY          GLWB Rider Death Benefit is
IF BOTH OF THE COVERED PERSONS HAVE          greater.
DIED.
                                        -    We will terminate the GLWB Rider
                                             on the Valuation Date we receive
                                             due proof of death.

A Covered Person is the deceased        -    We will NOT apply the GLWB Rider
Owner, the Beneficiary is the                Death Benefit.
deceased Owner's surviving spouse
(and the other Covered Person), and     -    We will NOT terminate the GLWB
the Beneficiary chooses to continue          Rider - the Rider will continue
the Contract:                                unchanged.

NOTE: THIS SITUATION CAN ARISE IF       -    If the Beneficiary (who is the
ONLY ONE OF THE COVERED PERSONS HAS          surviving spouse) was not an Owner
DIED.                                        of the Contract, the Beneficiary
                                             will become the new Owner and new
                                             Annuitant. The new or surviving
                                             Owner may add or change any
                                             Beneficiary (spouse or non-spouse).

A Covered Person is the deceased        -    We will NOT pay the GLWB Rider
Owner, the Beneficiary is the                Death Benefit.
deceased Owner's surviving spouse
(and the other Covered Person), and     -    We will terminate the GLWB Rider on
the Beneficiary chooses NOT to               the Valuation Date we receive due
continue the Contract:                       proof of death.

NOTE: THIS SITUATION CAN ARISE IF
ONLY ONE OF THE COVERED PERSONS HAS
DIED.



     In the case of GLWB Plus For Two, the Rider will continue unchanged and we will not pay the GLWB Rider Death Benefit upon the death of a Covered Person who is not an Owner. In this case, the surviving Owner may add or change any Beneficiary (spouse or non-spouse).


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     We will pay or apply any GLWB Rider Death Benefit due upon the death of an
Owner before the Benefit Phase Start Date in the same manner that we pay or apply the Contract death benefit when an Owner's death occurs before the Annuity Date and, in all circumstances, in accordance with Sections 72(s) or 401(a)(9) of the Code, as applicable. Please note that Contract continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. Consult a tax adviser for more information.

GLWB RIDER DEATH BENEFIT ON OR AFTER THE BENEFIT PHASE START DATE

     If a Covered Person (or the last surviving Covered Person, in the case of GLWB Plus For Two) dies on or after the Benefit Phase Start Date, we will continue to make the same recurring monthly Settlement Payments that were being made prior to the Covered Person's death to the Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. If the Benefit Phase Start Date occurs before the Lifetime Income Date, then the last monthly Settlement Payment may be less than the Guaranteed Withdrawal Amount divided by twelve. If the Benefit Phase Start Date occurs on or after the Lifetime Income Date, then the last monthly Settlement Payment may be less than the Lifetime Income Amount divided by twelve.

     We will pay or apply any GLWB Rider Death Benefit due upon the death of an Owner on or after the Benefit Phase Start Date in the same manner that we pay or apply the Contract death benefit when an Owner's death occurs on or after the Annuity Date and, in all circumstances, in accordance with Sections 72(s) or 401(a)(9) of the Code, as applicable. In some cases, the amount of each monthly Settlement Payment we make to the Beneficiary may be greater than the minimum distribution that might otherwise be required.

NOTE: In the event of divorce, there are cases where we will terminate the GLWB
      Rider on the Valuation Date that we receive due proof of divorce or the Valuation Date that we receive due proof of death of the first Owner to die. In some cases, the GLWB Rider Death Benefit will not be payable on the death of an Owner, as outlined above, after the date of divorce. See "Divorce" below.


ANNUITIZATION


     On the Annuity Date, you must elect one of the following Options:

     Option 1: Elect to surrender the Contract, and we will terminate the GLWB
               Rider and pay you the Withdrawal Value (see "Withdrawals and Surrenders During the Accumulation Period");

     Option 2: Elect to receive annuity payments under your Contract, and we will terminate the GLWB Rider and apply your Withdrawal Value as of the Annuity Date to an Annuity Option (see "Annuity Period"); OR

     Option 3: If the Maximum Annuity Date has been reached, elect to apply your Withdrawal Value to the GLWB Rider annuitization option. Under the GLWB Rider annuitization option, we will pay you monthly Settlement Payments equal to the Lifetime Income Amount divided by twelve for the rest of the Covered Person's life (or the last surviving Covered Person's life in the case of GLWB Plus For
               Two), beginning on the Maximum Annuity Date. We will reduce the Guaranteed Withdrawal Balance by the amount of each monthly Settlement Payment we make to you. If the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) and the Guaranteed Withdrawal Balance has not been reduced to zero, monthly Settlement Payments will continue to the Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. The last monthly Settlement Payment may be less than the Lifetime Income Amount divided by twelve.

               NOTE: Total monthly Settlement Payments received on and after the
                     Maximum Annuity Date (by you or your Beneficiary) will not be less than the Guaranteed Withdrawal Balance on the Maximum Annuity Date, unless your Beneficiary


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                     chooses to commute any remaining monthly Settlement
                     Payments on the death of the Covered Person (or the death of the last surviving Covered Person in the case of GLWB Plus For Two).

               NOTE: You may receive as few as one monthly Settlement Payment if the Guaranteed Withdrawal Balance is equal to zero on the Maximum Annuity Date (or is reduced to zero after the first monthly Settlement Payment) and the Covered Person dies (or last surviving Covered Person dies in the case of GLWB Plus for Two) before the next monthly Settlement Payment.


               NOTE: Under Qualified Contracts, we may make higher monthly
                     Settlement Payments before the Guaranteed Withdrawal Balance is reduced to zero, if we determine that we must do so based on our calculations of your minimum required distribution. In this case, after the Guaranteed Withdrawal Balance is reduced to zero, we will make monthly Settlement Payments equal to the Lifetime Income Amount divided by twelve, provided that a Covered Person is still living at that time.


               If you die, the Beneficiary may commute any remaining monthly Settlement Payments at an interest rate of 5%.


               EXAMPLE:


               If:  The Contract has reached the Maximum Annuity Date
                    The Withdrawal Value on the Maximum Annuity Date = $2,000 The Guaranteed Withdrawal Balance on the Maximum Annuity Date = $17,100
                    The Lifetime Income Amount = $6,000
                    You elect Option 3 above

                    We will pay you monthly Settlement Payments of $500 (= $6,000 / 12) for the rest of the Covered Person's life (or the last surviving Covered Person's life in the case of GLWB Plus For Two). We will reduce the Guaranteed Withdrawal Balance by $500 for each of these payments as we make them. If the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus for Two) and the Guaranteed Withdrawal Balance has not been reduced to zero, the monthly Settlement Payments of $500 will continue to your Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. In this example, the Guaranteed Withdrawal Balance will be reduced to $100 (= $17,100 - 34 x $500) after the 34th payment. If the Covered Person has died (or the last surviving Covered Person has died in the case of GLWB Plus For Two) before the 35th payment, the last monthly Settlement Payment (the 35th payment) will be equal to $100, otherwise we will continue to make monthly Settlement Payments of $500 until the Covered Person's death (or the last surviving Covered Person's death in the case of GLWB Plus For Two).

               Please consult your financial adviser as to which option is most appropriate for you.

               Note that you will only be eligible to elect Option 3 on the Maximum Annuity Date if:

               -    In the case of GLWB Plus For One:

                    1. the Covered Person was the sole Owner on the Date of Issue and the Covered Person lives until the Maximum Annuity Date; OR

                    2. both Owners live until the Maximum Annuity Date (in the case of a Non-Qualified Contract with joint Owners); or

                    3. a Non-Qualified Contract with joint Owners is continued if the Owner who is not a Covered Person dies, and the Covered Person then lives until the Maximum Annuity Date.

               -    In the case of GLWB Plus For Two:


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                    1.   both Covered Persons live until the Maximum Annuity
                         Date; OR

                    2. a Covered Person who is not an Owner dies and the surviving Covered Person lives until the Maximum Annuity Date; OR

                    3. the Contract is continued after the death of an Owner and the surviving Covered Person then lives until the Maximum Annuity Date.

     If the Contract reaches the Maximum Annuity Date, and you elect Option 3 above, and there is one living Covered Person at that time, the duration of monthly Settlement Payments on and after the Maximum Annuity Date will be based on that Covered Person's life only, regardless of who is named as an Annuitant. If the Contract reaches the Maximum Annuity Date, and you elect Option 3 above, and there are two living Covered Persons at that time, the duration of monthly Settlement Payments on and after the Maximum Annuity Date will be based on both Covered Person's lives, regardless of who is named as an Annuitant.

     We must receive written notification of your election of one of the above Options at least 15 days before the Annuity Date. If the Maximum Annuity Date has been reached and we have not received an election, you will be deemed to elect the Option (Option 2 or Option 3) that would result in the higher initial monthly payment on the Maximum Annuity Date. We will not deduct the GLWB Rider charge after the Annuity Date.


LOANS

     The Loan privilege described in the Contract is not available if you elect the GLWB Rider.

DIVORCE





     In the event of divorce, the former spouses must provide due proof of divorce to us at our Service Center. WE MAKE A LIMITED NUMBER OF EXCEPTIONS (IDENTIFIED BELOW) WITH RESPECT TO CHANGING AN OWNER AND/OR BENEFICIARY IN CONNECTION WITH DIVORCE. THE COVERED PERSON (OR BOTH COVERED PERSONS IN THE CASE OF GLWB PLUS FOR TWO) MAY LOSE GLWB RIDER BENEFITS IN THE EVENT OF DIVORCE.

1) If the date of divorce occurs prior to the Benefit Phase Start Date and the Annuity Date:

     - If due proof of divorce indicates that one of the following changes is to be made to an Owner and/or Beneficiary (effective as of the date of divorce), we will permit the change and the GLWB Rider will continue:

          1. If the Contract has joint Owners and both Owners are Covered Persons, we will permit one of the Owners to be removed from the Contract.

          2. If the Contract has joint Owners and only one of the Owners is a Covered Person, we will permit the Owner who is not a Covered Person to be removed from the Contract.

          3. If the Contract has a sole Owner, we will permit the Owner to be removed from the Contract if the sole Beneficiary who is also a Covered Person becomes the sole Owner of the Contract.

          4. If the Contract has a sole Beneficiary who is a Covered Person, we will permit the sole Beneficiary to be removed from the Contract.

          5. If the Contract has a sole Owner, and the Owner is the only Covered Person, we will permit the Owner to change or add any Beneficiary (spouse or non-spouse).

          After the change or removal of an Owner and/or Beneficiary, the remaining Owner (who will be the only Covered Person) may change or add any Beneficiary (spouse or non-spouse). Any amounts withdrawn from the Contract in connection with or following the divorce will


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          be treated as Non-Excess Withdrawals or Excess Withdrawals as the case may be, pursuant to the above "Taking Withdrawals" provisions.

          NOTE: In the case of GLWB Plus for Two, we will treat the removal of a Covered Person in the same manner as if Covered Person had been removed due to death.

     - If due proof of divorce indicates that there are to be no changes to an Owner and/or Beneficiary (effective as of the date of divorce):

          - If the date of death of the first former spouse to die occurs prior to the Benefit Phase Start Date, then either:

               - The GLWB Rider will continue if the deceased former spouse was not an Owner of the Contract. No GLWB Rider Death Benefit will be payable in connection with this death. The surviving Owner may then change or add any Beneficiary (spouse or non-spouse).

                    OR:

               - We will terminate the GLWB Rider on the Valuation Date we receive due proof of death of the first former spouse to die, if the former spouse was an Owner of the Contract. If the first former spouse to die was the only Covered Person on the date of death, we will pay the GLWB Rider Death Benefit instead of the standard death benefit or any optional death benefit elected if the GLWB Rider Death Benefit is greater. Otherwise, no GLWB Rider Death Benefit will be payable in connection with this death.

          - If both former spouses are still living on the Benefit Phase Start Date, we will split the monthly Settlement Payments according to the instructions we receive as part of the due proof of divorce. Prior to our receipt of due proof of divorce, we will make monthly Settlement Payments in the manner prescribed by the Owner pursuant to the terms of the Rider.

          - If the Maximum Annuity Date has been reached, and both former spouses are still living on that date, and you elect the GLWB Rider annuitization option on that date, we will split the monthly Settlement Payments according to the instructions we receive as part of the due proof of divorce. Prior to our receipt of due proof of divorce, we will make monthly Settlement Payments in the manner prescribed by the Owner pursuant to the terms of the Rider.

     - If due proof of divorce indicates that an Owner and/or Annuitant and/or Beneficiary is to be changed, added, or removed (effective as of the date of divorce), and it is not specifically permitted above, the Rider will terminate on the earlier of the Valuation Date we receive due proof of divorce or the Valuation Date we receive due proof of death of the first Owner to die. The Contract will not be eligible to enter the Benefit Phase after the date of divorce and no GLWB Rider Death Benefit will be payable on the death of an Owner after the date of divorce. In this case, we will refund any GLWB Rider charges between the date of divorce and the date that the GLWB Rider is terminated.

2)   If the date of divorce occurs on or after the Benefit Phase Start Date:

     - We will split the monthly Settlement Payments according to the instructions we receive as part of the due proof of divorce. Prior to our receipt of due proof of divorce, we will make monthly Settlement Payments in the manner prescribed by the Owner pursuant to the terms of the Rider.


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3)   If the date of divorce occurs on or after the Maximum Annuity Date and you elected the GLWB Rider annuitization option on the Maximum Annuity Date:

     - We will split the monthly Settlement Payments according to the instructions we receive as part of the due proof of divorce. Prior to our receipt of due proof of divorce, we will make monthly Settlement Payments in the manner prescribed by the Owner pursuant to the terms of the Rider.


OTHER PROVISIONS

     If you elect the GLWB Rider, all other provisions of your Contract and this Prospectus that do not conflict with the provisions of the GLWB Rider apply, such as "Transfers During the Accumulation Period" and "Withdrawals and Surrenders During the Accumulation Period."

TERMINATING THE GLWB RIDER

     You may not terminate the GLWB Rider once it is in effect. However, we will terminate the GLWB Rider automatically upon the earliest of:


     - the Valuation Date that the Contract Value, the Guaranteed Withdrawal Balance, and the Lifetime Income Amount all equal zero (we will treat this as a surrender);

     -    the Annuity Date;

     -    the Benefit Phase Start Date;

     - the Valuation Date we receive due proof of an Owner's death, in certain circumstances (see "GLWB Rider Death Benefit" above);

     - the Valuation Date we receive due proof of divorce or the Valuation Date we receive due proof of the death of the first Owner to die after divorce, in certain circumstances (see "Divorce" above); or

     -    termination or surrender of the Contract.


     Once the GLWB Rider terminates, it cannot be reelected or reinstated. All charges for the GLWB Rider will cease upon termination.


MISSTATEMENT OF AGE

     If any Owner or Covered Person's age has been misstated, we may change the Covered Person in the case of GLWB Plus for One. We will terminate the GLWB Rider if the Contract would not have been eligible to elect the GLWB Rider on the Date of Issue had the correct age been provided. We may also adjust the Lifetime Income Date, Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount, Lifetime Income Base, Lifetime Income Amount, Contract Value, the amount of previous charges for the GLWB Rider, GLWB Rider Death Benefits, and/or the amount of any Settlement Payments, as applicable, to the correct amount had the correct age been provided. If there is any underpayment of monthly Settlement Payments, we will pay the amount of the underpayment in one sum. We will deduct any overpayment of monthly Settlement Payments from the current or succeeding monthly Settlement Payment(s) due under the GLWB Rider. Interest not to exceed 3% compounded annually will be credited to any underpayment or charged to any overpayment of monthly Settlement Payments.


EXAMPLES


     Please refer to Appendices B , Appendix C and Appendix D for hypothetical examples that illustrate the benefits under the GLWB Rider.


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FEDERAL TAX ISSUES


     As with any distribution from the Contract, tax consequences may apply to GLWB Rider distributions. The application of certain tax rules, particularly those rules relating to distributions resulting from a GLWB Rider, are not entirely clear. In this regard, we intend to treat monthly Settlement Payments received by you under the GLWB Rider after the Contract enters into the Benefit Phase as annuity payments for tax purposes. (However, we intend to treat any portion of the first monthly Settlement Payment that is in excess of the Guaranteed Withdrawal Amount divided by twelve (if the Benefit Phase Start Date occurs before the Lifetime Income Date) or the Lifetime Income Amount divided by twelve (if the Benefit Phase Start Date occurs on or after the Lifetime Income
Date), as fully taxable to you. In addition, if the Benefit Phase Start Date occurs before the Lifetime Income Date and the Guaranteed Withdrawal Balance on the Benefit Phase Start Date is less than or equal to $2,000, we intend to treat this Settlement Payment as a surrender payment for tax purposes.) We intend to treat the payments made to you prior to the Benefit Phase as withdrawals for tax purposes. (See "Federal Tax Matters - Taxation of Annuities in General.")


     The GLWB Rider provides benefits that differ from those traditionally offered under variable annuity contracts. If this Rider is in effect, the Covered Person(s) or his or her Beneficiary may be entitled to monthly Settlement Payments even if the Contract Value is zero. Such monthly Settlement Payments may be fully includible in income, if the investment in the Contract has been fully recovered.

LIFE EXPECTANCY DISTRIBUTIONS


     You may request us in writing, in a form acceptable to us, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or the joint life expectancies of both Covered Persons, if you elected GLWB Plus For Two). For purposes of the GLWB Rider, withdrawals under our Life Expectancy Distribution program are distributions within a calendar year that are intended to be paid to you as required or contemplated by Code Section 401(a)(9), Section 403(b)(10), Section 408(b)(3), or Section 408A(c), as the case may be (we sometimes refer to these as "Required Minimum Distributions").

     You may take any Required Minimum Distributions related to this Contract from this Contract or from any other Contract you may own. Under our Life Expectancy Distribution program, we do not consider withdrawals under other Contracts you may own when calculating "life expectancy" distributions. In some cases there may be other acceptable methods of calculating the required distribution amount. You must accept our calculation of the minimum distribution amount in order to participate in our Life Expectancy Distribution program and to avoid potential Excess Withdrawal treatment. In some cases there may be other acceptable methods of calculating the required distribution amount.


     We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Regulations. We base our "life expectancy" calculations on our understanding and interpretation of the requirements under tax law applicable to required minimum distributions. You should discuss these matters with your tax adviser prior to electing GLWB Rider.


     We will treat withdrawals under our Life Expectancy Distribution program as Non-Excess Withdrawals, if no other Gross Withdrawals are taken while the program is in effect. Any Gross Withdrawals that are taken that are not part of the program and any future Life Expectancy program withdrawals that are taken during that Contract Year may be considered Excess Withdrawals. (See "Taking Withdrawals" above).


9. LOANS.

     The Owner of a Contract issued as a tax sheltered annuity under Section 403(b) of the Code or with a qualified plan under Code Section 401, may request a loan (if permitted by the qualified plan) any time during the Accumulation Period. Only one loan may be outstanding on a Contract at a given time. The outstanding loan must be repaid in full before the next loan may be granted. The requirements and limitations governing the availability of loans, including the maximum amount that a participant may take


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as a loan, are subject to the rules in the Code, IRS regulations, and our procedures in effect at the time a loan is made. In the case of loans made under Contracts which are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), additional requirements and limitations will apply such as those under the terms of the plan, Department of Labor regulations and ERISA. Because the rules governing loans under Code Section 403(b) contracts and ERISA qualified plans are complicated, you should consult your tax adviser before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply. For loans subject to ERISA, you also may wish to consult your plan administrator.


     The maximum loan available is the Fixed Account Contract Value, less any premium taxes and withdrawal charge that would apply to the total withdrawal of the Fixed Account Contract Value at the time that you make the loan, and less interest for one calendar year on the loan at the time that you make the loan.


     Federal tax law further restricts the total amount of your plan loans to the lesser of (i) 50,000, reduced by the excess of the highest outstanding balance of your loans during the one-year period preceding the date of a loan, over the outstanding balance of your loans, or (ii) the greater of 50% of your plan account value or $10,000. We may defer granting a loan for six months from the date we receive the written loan request at our Service Center.

     Federal tax law requires loans to be repaid in a certain manner and over a certain period of time. For example, loans generally are required to be repaid within five years (except in cases where the loan was used to acquire the principal residence of the plan participant), with repayments made at least quarterly and in substantially level amortized payments over the term of the loan. Failure to make a loan repayment when due will result in adverse tax income tax consequences to you.

     Interest will be charged on your loan amount. If your Contract is not subject to ERISA, the interest rate charged is 5.5%. If your Contract is subject to ERISA, the interest rate charged is based on Moody's Corporate Bond Yield Average--Monthly Average Corporates (rounded to the nearest 0.25%). We are not responsible for determining whether this rate is a "reasonable interest rate" as required by ERISA and we make no representations to that effect.


     While a loan is outstanding, we will credit the value securing the loan with interest at the daily equivalent of the annual loan interest rate charged reduced by 2.5%, instead of the current interest rate credited to the Fixed Account. This rate will never be lower than the minimum guaranteed Fixed Account interest rate.


     If there is an outstanding loan balance when the Contract is surrendered or annuitized, or when a death benefit is paid, the amount payable will be reduced by the amount of the loan outstanding plus accrued interest. In addition, loans, whether or not repaid, will have a permanent effect on the Contract Value because the investment results of the Investment Options will apply only to the unborrowed portion of the Contract Value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on amounts held in your loan account while your loan is unpaid, your Contract Value will not increase as rapidly as it would have if no loan were unpaid. If investment results are below that rate, your Contract Value will be greater than it would have been had no loan been outstanding. We will apply any repayment of Debt first to reduce that part of the Debt that can be attributed to interest, and then to that part of the Debt that can be attributed to principal.


     You may repay the Debt in full or in part at any time prior to the Annuity Date. If the Debt equals or exceeds the Fixed Account Contract Value, less any premium taxes and withdrawal charge that would apply to the total withdrawal of the Fixed Account Contract Value, your interest in the Fixed Account will terminate. The termination occurs thirty-one days after we mail notice of termination to your last known address and that of any assignee of record.


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     If we receive a loan request at our Service Center before the close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a loan request at our Service Center on or after the close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of the next Valuation Date.


     Please note that if you elect the GLWB Rider, the loan privilege is not available to you. (See "Guaranteed Lifetime Withdrawal Benefit.")

10.  TELEPHONE AND FACSIMILE TRANSACTIONS.


     We currently permit requests for transfers to be submitted by telephone by calling 1-800-457-8803. Before telephone transfer instructions will be honored, you must complete a telephone transfer authorization. We also currently permit requests for certain financial transactions to be submitted by facsimile at 785-228-4539. We reserve the right to discontinue telephone and/or facsimile requests at any time.


     We will employ reasonable procedures to determine that these transactions are genuine. There are risks associated with telephone and facsimile transactions that do not occur if an original handwritten request is submitted. Anyone authorizing or making telephone or facsimile requests bears those risks. We will not be liable for any liability or losses resulting from unauthorized or allegedly unauthorized telephone or facsimile requests that we believe are genuine. We may record telephone requests.

     Also, telephone and facsimile transactions may not always be available, and telephone and facsimile systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons (such as natural disasters, man-made disasters, or simply because of a high number of calls or facsimiles (which is likely to occur during periods of high market turbulence)). These outages or slowdowns may prevent or delay our receipt and/or processing of your request. If you are experiencing problems, you should make your request in writing to our Service Center.

CONTRACT CHARGES AND EXPENSES

     We deduct the following charges and expenses:

          |_|  mortality and expense risk charge,

          |_|  contract fee,

          |_|  withdrawal charge,

          |_|  commutation charge,

          |_|  premium tax,


          |_|  administration charge,


          |_|  Step-Up Death Benefit Charge, and

          |_|  GLWB Rider charge.

     We may receive compensation from the investment advisers of the Funds for services related to the Funds. (See "The Funds.")

     Subject to certain expense limitations, investment management fees and other Fund expenses are indirectly borne by you.


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     The fees and charges we deduct under the Contract may result in a profit to
us.

A. ASSET-BASED CHARGES

1. MORTALITY AND EXPENSE RISK CHARGE.

     We deduct a daily charge from your Separate Account Contract Value equal to 1.35%, on an annual basis, of Separate Account Contract Value. The mortality and expense risk charge reimburses us for mortality and expense risks. We deduct this charge during both the Accumulation Period and the Annuity Period.

     Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses we incur.

     Our mortality risk arises from two obligations. The first obligation we assume is to pay a standard death benefit that may be greater than the Withdrawal Value. The second obligation we assume is to continue making annuity payments to the Owner for the entire life of the Annuitant under Annuity Options involving life contingencies. We assume the risk that Annuitants will live beyond actuarial life expectancies.

     We also assume the risk that all administrative expenses including Contract maintenance costs, administrative costs, data processing costs, and costs of other services may exceed the mortality and expense risk charge.

     We expect to profit from the mortality and expense risk charge. We may use any profits for any lawful purpose including covering distribution costs. We use a portion of the mortality and expense risk charge to pay for the PPB.

2. ADMINISTRATION CHARGE.

     We deduct a daily charge from your Separate Account Contract Value equal to 0.15%, on an annual basis, of Separate Account Contract Value. The administration charge reimburses us for expenses incurred for administering the Contracts. These expenses include your inquiries, changes in allocations, reports to you, Contract maintenance costs, and data processing costs. The administration charge covers the average anticipated administrative expenses incurred while the Contracts are in force. There is not necessarily a direct relationship between the amount of the charge and the administrative costs of the particular Contract.

3. STEP-UP DEATH BENEFIT CHARGE.


     If you elect the Step-Up Death Benefit, we will deduct a daily charge from your Contract Value equal to 0.20%, on an annual basis, of Separate Account Contract Value. This charge covers the cost and risk of providing the benefits guaranteed by the Step-Up Death Benefit. We do not assess a charge for the Step-Up Death Benefit on amounts allocated to the Fixed Account.


4. GLWB RIDER CHARGE

     We assess an additional monthly charge for the GLWB Rider that compensates us for the costs and risks we assume in providing the benefits under the Rider.

     - In the case of GLWB Plus For One, the monthly GLWB Rider charge, which we will deduct from your Contract Value on each Monthiversary, is equal to 0.50%, on an annual basis, of the Lifetime Income Base on that Monthiversary.

     - In the case of GLWB Plus For Two, the monthly GLWB Rider charge, which we will deduct from your Contract Value on each Monthiversary, is equal to 0.75%, on an annual basis, of the Lifetime Income Base on that Monthiversary.

     We reserve the right to increase the GLWB Rider charge on the effective date of each Step-Up. We guarantee, however, that the monthly GLWB Rider charge will never exceed 1.00% (for GLWB Plus For One) and 1.50% (for GLWB Plus For
Two), on an annual basis, of the Lifetime Income Base on each Monthiversary. We also assess a pro rata portion of the charge upon surrender or annuitization.

B. CONTRACT FEE

     During the Accumulation Period, we deduct a quarterly contract fee from your Contract Value that is equal to $30, on an annual basis. We will waive this fee for Contracts with Contract Value of $50,000 or more as of the end of each calendar quarter we would otherwise deduct the fee.


     The contract fee reimburses us for expenses incurred in establishing and maintaining Contract records. We assess the contract fee at the end of each calendar quarter and upon surrender or annuitization.

     When we deduct the contract fee, we will reduce Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) in the chronological order in which we received such Purchase Payments.


C. WITHDRAWAL CHARGE.


     We impose a withdrawal charge to reimburse us for Contract sales expense, including commissions and other distribution, promotion, and acquisition expenses. We use a portion of the withdrawal charge to pay for the PPB. For purposes of calculating the withdrawal charge on partial withdrawals and surrenders, we assume that amounts are withdrawn from Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) in the chronological order in which they were received. We apply the withdrawal charge on each Purchase Payment (and the PPB and earnings attributable to that Purchase Payment and PPB) withdrawn or surrendered during the first 8 Contribution Years following our receipt of the Purchase Payment. A Contribution Year is each Contract Year in which a Purchase Payment is made and each later year measured from the start of the Contract Year when the Purchase Payment was made. We do not impose the withdrawal charge on any Purchase Payment (or the PPB or earnings attributable to that Purchase Payment and PPB) withdrawn or surrendered more than eight Contribution Years following our receipt of that Purchase Payment. We calculate the withdrawal charge separately for each Purchase Payment (and the PPB and earnings attributable to that Purchase Payment and PPB). Total withdrawal charges assessed under a Contract will never exceed 9% of the total Purchase Payments (not including PPBs) made under the Contract.


     Each Contract Year we guarantee that you can withdraw up to the Free Withdrawal Amount without incurring a withdrawal charge. We also apply the Free Withdrawal Amount upon full surrender of the Contract. The Free Withdrawal Amount, which will never be less than zero, is equal to (a + b) multiplied by 10% - c, where:


     a)   is Contract Value less Debt prior to the withdrawal or surrender;

     b) is previous partial withdrawals made during the Contract Year (whether or not subject to withdrawal charges); and

     c) is previous partial withdrawals made during the Contract Year that were not subject to withdrawal charges.


     If you elect the GLWB Rider, Non-Excess Withdrawals and Excess Withdrawals will reduce the remaining Free Withdrawal Amount in any Contract Year. (See Guaranteed Lifetime Withdrawal Benefit.")


     If you withdraw an amount in excess of the Free Withdrawal Amount, we may impose a withdrawal charge on the excess. At the time of the withdrawal or surrender, we will determine whether the amount withdrawn includes Purchase Payments (and PPBs and earnings attributable to those Purchase Payments


                                       66

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and PPBs) that were made within the previous eight Contribution Years. We will determine the withdrawal charge percentage for each Purchase Payment (and the PPB and earnings attributable to that Purchase Payment and PPB) withdrawn as follows:


                       CONTRIBUTION YEAR   WITHDRAWAL CHARGE
                       -----------------   -----------------
                             First                8%
                            Second                8%
                             Third                7%
                            Fourth                6%
                             Fifth                5%
                             Sixth                4%
                            Seventh               3%
                            Eighth                2%
                            Ninth+                0%

WITHDRAWAL CHARGE EXAMPLE

THIS EXAMPLE ILLUSTRATES THE CALCULATION OF THE FREE WITHDRAWAL AMOUNT AND THE WITHDRAWAL CHARGE

- The values shown below assume that a Contract is issued to an Owner who is 50 years old on the Date of Issue

- A initial Purchase Payment of $10,000 is received on the Date of Issue. No additional Purchase Payments are received and no premium taxes apply

- All values shown below are beginning of year (and prior to any partial withdrawal requested) except for Line (5) which is middle of year

COLUMN    (1)       (3)       (4)         (5)         (6)          (7)        (8)        (9)       (10)       (11)       (12)

                PURCHASE             HYPOTHETICAL
                 PAYMENT               CONTRACT                                      WITHDRAWAL WITHDRAWAL             CONTRACT
                  (NOT                   VALUE                 WITHDRAWAL    FREE     WITHOUT   SUBJECT TO WITHDRAWAL    VALUE
       CONTRACT INCLUDING   PARTIAL     BEFORE    CONTRIBUTION   CHARGE   WITHDRAWAL WITHDRAWAL WITHDRAWAL   CHARGE      AFTER
LINE     YEAR     PPB)    WITHDRAWAL  WITHDRAWAL     YEAR         (%)       AMOUNT     CHARGE     CHARGE      ($)     WITHDRAWAL
------ -------- --------- ---------- ------------ ------------ ---------- ---------- ---------- ---------- ---------- ----------
(1)        1     $10,000               $10,400          1         8.00%     $1,040                                      $10,400
(2)        2                            10,700          2         8.00%      1,070                                       10,700
(3)        3                $1,000      11,100          3         7.00%      1,110     $1,000     $    0      $  0       10,100
(4)        4                   500      10,200          4         6.00%      1,020        500          0         0        9,700
(5)        4                 3,600      10,000          4         6.00%        550        550      3,050       183        6,400
(6)        5                             6,700          5         5.00%        670                                        6,700
(7)        6                             6,900          6         4.00%        690                                        6,900
(8)        7                             7,400          7         3.00%        740                                        7,400
(9)        8                             7,900          8         2.00%        790                                        7,900
(10)       9                             8,400          9         0.00%        840                                        8,400
(11)      10                 5,000       8,900         10         0.00%        890        890      4,110         0        3,900

COLUMN NOTES:

Col (5) Includes the impact of Purchase Payments, PPB's, partial withdrawals, contract fees and charges, and investment performance

Col (6) A Contribution Year is each Contract Year in which a Purchase Payment is made and each later year measured from the start of the Contract Year in which the Purchase Payment was made. In a Contract with a single Purchase Payment, Contribution Years are equal to Contract Years.

Col (7) The withdrawal charge percentage applicable to the withdrawal of a Purchase Payment (and PPB and earnings attributable to that Purchase Payment and PPB) is based on the Contribution Year of the Purchase Payment (and PPB and earnings attributable to the Purchase Payment and PPB) being withdrawn. And for purposes of calculating the withdrawal charge on partial withdrawals and surrenders, we assume that amounts are withdrawn from Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) in the chronological order in which they were received.

Col (8) The Free Withdrawal Amount is equal to the greater of $0 and ([(a) plus (b)] x 10% minus (c)) where:

           (a) = Contract Value less Debt prior to the withdrawal or surrender

           (b) = previous partial withdrawals made during the Contract Year (whether or not subject to withdrawal charges)

           (c) = previous partial withdrawals made during the Contract Year that were not subject to withdrawal charges

Col (9) is equal to the lesser of the partial withdrawal or surrender requested and the Free Withdrawal Amount (lesser of Column (4) and Column (8))

Col (10) is equal to the excess of the partial withdrawal or surrender requested over the withdrawal without surrender charge (greater of $0 and (Column (4) less Column (8)). Note that we do not impose the withdrawal charge on any Purchase Payment (or the PPB or earnings attributable to that Purchase Payment and PPB) withdrawn or surrendered more than eight Contribution Years following our receipt of that Purchase Payment.

Col (11) is equal to the withdrawal subject to a withdrawal charge multiplied by the applicable withdrawal charge % (Column (10) x Column (7)).

Col (12) is equal to the hypothetical contract value before withdrawal less the amount of the partial withdrawal or surrender requested (Column
           (5) less Column (4))

THIS EXAMPLE ILLUSTRATES THE CALCULATION OF THE FREE WITHDRAWAL AMOUNT AND THE WITHDRAWAL CHARGE

PARTIAL WITHDRAWAL #1 - EXPLANATION:

Line (3) A partial withdrawal of $1,000 is requested at the beginning of the 3rd Contract Year. The Free Withdrawal Amount is equal to $1,110 (= the greater of $0 and ( [ $11,100 + $0 ] x 10% - $0 ) ) using the formula for Column (8) above. The partial withdrawal requested is less than the Free Withdrawal Amount ($1,110), so the entire partial withdrawal is free of withdrawal charges. The Contract Value is reduced for the amount of the partial withdrawal ($11,100 - $1,000 = $10,100)

PARTIAL WITHDRAWAL #2 AND PARTIAL WITHDRAWAL #3 - EXPLANATION:

Line (4) A partial withdrawal of $500 is requested at the beginning of the 4th Contract Year. The Free Withdrawal Amount is equal to $1,020 (= the greater of $0 and ( [ $10,200 + $0 ] x 10% - $0 ) ) using the formula for Column (8) above. The partial withdrawal requested is less than the Free Withdrawal Amount ($1,020) so the entire partial withdrawal is free of withdrawal charges. The Contract Value is reduced for the amount of the partial withdrawal ($10,200 - $500 = $9,700)

Line (5) - A partial withdrawal of $3,600 is requested in the middle of the 4th Contract Year. The Free Withdrawal Amount is equal to $550 (= the greater of $0 and ( [$10,000 + $500] x 10% - $500) ) using the formula for Column (8) above. In this case, the Free Withdrawal Amount is adjusted for the partial withdrawal that occurred earlier in the same Contract Year. Since the partial withdrawal requested exceeds the Free Withdrawal Amount, $3,050 of the partial withdrawal request is subject to a withdrawal charge ($3,050 = $3,600 - $550). For the purpose of calculating the withdrawal charge, the Purchase Payment (and PPB and earnings attributable to the Purchase Payment and PPB) from which the partial withdrawal is being withdrawn, is in it's 4th Contribution Year. Therefore, the applicable withdrawal charge percentage is 6% and the withdrawal charge is equal to $183 (= 6% x $3,050). The Contract Value is reduced for the amount of the partial withdrawal ($10,000 - $3,600 = $6,400).

           - IF AN ADDITIONAL PURCHASE PAYMENT HAD BEEN MADE TO THE CONTRACT:
           The partial withdrawal requested is less than the initial Purchase Payment (and PPB and earnings attributable to that Purchase Payment and PPB) so the entire partial withdrawal would have been assumed to be withdrawn from the initial Purchase Payment (and PPB earnings attributable to that Purchase Payment and PPB) for purposes of calculating the withdrawal charge.

PARTIAL WITHDRAWAL #4 - EXPLANATION:

Line (9) A partial withdrawal of $5,000 is requested at the beginning of the 10th Contract Year. The Free Withdrawal Amount is equal to $890 (= the greater of $0 and [ $8,900 + $0 ] x 10% - $0 ) ) using the formula for Column (8) above. The partial withdrawal exceeds the Free Withdrawal Amount. As a result, $4,110 of the partial withdrawal request is subject to a withdrawal charge. However, because the amount being withdrawn is taken from a Purchase Payment (and PPB and earnings attributable to a Purchase Payment and PPB) that was made more than eight Contribution Years prior to the partial withdrawal, no withdrawal charge is assessed. The Contract Value is reduced for the amount of the partial withdrawal ($8,900 - $5,000 = $3,900).



     For purposes of calculating the withdrawal charge on partial withdrawals and surrenders, we assume that amounts are withdrawn from Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) in the chronological order in which they were received.

     Unless you request otherwise, we deduct any applicable withdrawal charge from the amount of the partial withdrawal. This means that when a withdrawal is requested and a withdrawal charge applies, you will receive a check for less than the amount requested. If you request otherwise and a withdrawal charge applies, we will reduce your Contract Value by the withdrawal charge in addition to the dollar amount sent to you.

     If you elect the GLWB Rider, please note that although we currently do not assess a withdrawal charge on Non-Excess Withdrawals, we reserve the right to do so. We will assess a withdrawal charge on Excess Withdrawals if such withdrawals would otherwise be subject to a withdrawal charge. If we assess a withdrawal charge on a Non-Excess Withdrawal or an Excess Withdrawal, we will calculate and impose the charge in the same manner that we would for any partial withdrawal. (See "Guaranteed Lifetime Withdrawal Benefit.")


     Because Contribution Years are based upon the date each Purchase Payment is made, you may be subject to a withdrawal charge even though the Contract may have been issued many years earlier. (For additional details, see "Withdrawals and Surrenders During the Accumulation Period.") For example:

          |_|  You make a $15,000 Purchase Payment in the first Contract Year.

          |_|  You make a $10,000 Purchase Payment in the fourth Contract year.


          |_| In the fifth Contract Year, the $15,000 Purchase Payment (and the PPB and earnings attributable to that Purchase Payment and PPB) is in its fifth Contribution year and the $10,000 Purchase Payment (and the PPB and earnings attributable to that Purchase Payment and PPB) is in its second Contribution Year.

     The Free Withdrawal Amount and withdrawal charge also generally apply at annuitization to amounts attributable to Purchase Payments (and PPBs and earnings attributable to those Purchase Payments and PPBs) in their eighth Contribution Year or earlier. However, we do not assess a withdrawal charge upon annuitization if you select Annuity Option 2, 3, 4, or 5, or if payments under Annuity Option 1 are scheduled to continue for at least ten years. See "The Annuity Period--Annuity Options" for a discussion of the Annuity Options available.

     Currently, we anticipate withdrawal charges will not fully cover distribution expenses. Unrecovered distribution expenses may be recovered from our general assets. Those assets may include proceeds from the mortality and expense risk charge.


     Currently, we do not assess withdrawal charges on required minimum distributions but reserve the right to do so. If we do assess a withdrawal charge, we will calculate and impose the charge in the same manner that we would for any partial withdrawal.


     We may reduce or eliminate the withdrawal charge if we anticipate that we will incur lower sales expenses or perform fewer services because of economies due to the size of a group, the average contribution per participant, or the use of mass enrollment procedures.

     Subject to certain exceptions and state approvals, withdrawal charges also are not assessed on withdrawals:

          |_| after you have been confined in a skilled health care facility or hospital for at least 90 consecutive days and you remain confined at the time of the request;

          |_| within 45 days following your discharge from a skilled health care facility after a confinement of at least 90 days; or

          |_|  if you become disabled.

     The confinement must begin prior to your 75th birthday and at least two years after the later of the Date of Issue or the date the waiver endorsement was added to your Contract. The disability must begin prior to your 66th birthday and at least two years after the later of the Date of Issue or the date the waiver endorsement was added to your Contract. We must receive satisfactory proof of your disability. The proof may be a statement from your attending physician or any other proof satisfactory to us.

     "Disability" is defined as the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death, or which has lasted or can be expected to last for a continuous period of not less than 12 months.

     Such disability or confinement must not be due to:

          -    substance abuse, or

          - mental or personality disorder without a demonstrable organic disease (a degenerative brain disease such as Alzheimer's Disease is considered an organic disease).

     Skilled Health Care Facility means a place which:

          - is licensed by the state, or certified if your state certifies such facilities, or operated pursuant to law if your state neither licenses nor certifies such facilities;

          - provides skilled nursing care under the supervision of a physician;

          - has twenty-four hour a day nursing services by or under the supervision of a licensed practical nurse (LPN) or a registered nurse (RN); and

          - keeps a medical record in accordance with accepted professional standards and practices for each patient.

     Hospital means a place that is licensed by the state as a hospital and is operating within the scope of its license. If your state does not license hospitals, then hospital means a place that is operated as a hospital pursuant to law.

     Restrictions and provisions related to the above withdrawal charge waiver are described in the Contract endorsements.

D. COMMUTATION CHARGE.

     We deduct a commutation charge if you request a lump sum payment with respect to: 1) any remaining periodic payments in the certain period under Annuity Options 1, 3 and 5 upon the death of an Annuitant during the Annuity Period; or 2) any remaining payments under Annuity Option 1. We deduct this charge to compensate us for any losses we might incur as a result of selling assets we hold to make a lump sum payment to you and for administrative costs in processing commuted values. The charge is equal to the following:

     For a fixed Annuity Option:


          1) the present value of any remaining guaranteed Fixed Annuity payments (as of the date of calculation), using a discount rate that is equal to the interest rate used in calculating the initial income payment; LESS

          2) the present value of any remaining guaranteed Fixed Annuity payments (as of the date of calculation), using a discount rate that is equal to the interest rate used in calculating the initial income payment plus 1%.


     For a variable Annuity Option:


          1) the present value of any remaining guaranteed Variable Annuity payments (as of the date of calculation), using a discount rate that is equal to the assumed investment rate used in calculating the initial income payment; LESS

          2) the present value of any remaining guaranteed Variable Annuity payments (as of the date of calculation), using a discount rate that is equal to the assumed investment rate used in calculating the initial income payment plus 1%.

          We will determine the present value of any remaining guaranteed Variable Annuity payments by applying the Annuity Unit value next determined after we receive the election to commute the remaining payments at our Service Center.


E. INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES.

     Each Fund's net asset value reflects the deductions of investment management fees, Rule 12b-1 fees (if applicable), and certain general operating expenses. Subject to limitations, you indirectly bear these fees and expenses. Further detail is provided in the prospectuses for the Funds' statements of additional information.

F. STATE PREMIUM TAXES.

     Certain state and local governments impose a premium tax ranging from 0% to 3.50% of Purchase Payments (not including corresponding PPBs). If we pay state premium taxes, we will deduct the amount paid from:


          |_|  Purchase Payments when we receive them, and/or

          |_|  Partial withdrawals or full surrender, and/or

          |_|  Death benefits, and/or

          |_| Contract Value applied to an Annuity Option at the time annuity payments start, and/or

          |_|  Annuity payments when we pay them, and/or

          |_| If you have elected the GLWB Rider, monthly Settlement Payments when we pay them (see "Guaranteed Lifetime Withdrawal Benefit").

     If we deduct premium taxes from each annuity payment or each monthly Settlement Payment when we pay them, we will reduce each payment by the premium tax percentage multiplied by the amount of each payment until we have recovered an amount equal to the premium tax that we paid. In no case will we deduct a total of more than the premium tax that we paid.




     See "Appendix A--State Premium Tax Chart" in the Statement of Additional Information.

G. REDUCTION OR ELIMINATION OF CERTAIN CHARGES.

     Contracts may be available for purchase in certain group or sponsored arrangements that qualify for reductions or eliminations of certain charges, the time periods in which such charges apply, or both. Group arrangements include those in which a trustee, an employer or an association purchases Contracts covering a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer Contracts to its employees or members on an individual basis.

     The contract fee may be reduced or eliminated if we anticipate lower administrative expenses. In certain other circumstances, sales expenses for Contracts purchased in certain group or sponsored arrangements may be reduced or eliminated and the applicable withdrawal charges may be reduced or eliminated.

     In determining whether a group or sponsored arrangement qualifies for reduced or eliminated charges, we will consider among other factors:

          |_| the size and type of group to which sales are to be made and administrative services provided, and the persistency expected from the group;

          |_| the total amount of Purchase Payments to be received and the method in which they will be remitted;

          |_|  any prior or existing relationship with us;

          |_|  the level of commission paid to selling broker-dealers;

          |_| the purpose for which the Contract is being purchased, and whether that purchase makes it likely that sales costs and administrative expenses will be reduced; and

          |_|  the frequency of projected surrenders or distributions.


     We make any reductions or eliminations according to objective guidelines in effect when an application for a Contract is approved. We may change these guidelines from time to time. Any variation in the charges will reflect differences in costs or services and will be offered uniformly to all members of the group or sponsored arrangement. In no event will a charge reduction or elimination be permitted if it is unfairly discriminatory to any person or prohibited by law.


                               THE ANNUITY PERIOD


     Contracts may be fully annuitized under one of several Annuity Options, which are available either on a fixed or variable basis. However, states may require variations to the Contract. If a state variation applies, it will appear in the Contract, an endorsement to the Contract, or a supplement to this Prospectus. You may annuitize any time after the Valuation Date on or next following one year from the Date of Issue. Annuity payments will begin on the Annuity Date under the Annuity Option you select. You may write to us prior to the payment of the death benefit or the first annuity payment date to request a change of the Annuity Date. Subject to state variation, the Annuity Date may not be after the Valuation Date on or next following the later of the original older Owner's or Annuitant's 90th birthday. (See "Federal Tax Matters, 1. Tax Deferral During Accumulation Period, DELAYED ANNUITY DATES".) We do not permit partial annuitization.

     If you elect the GLWB Rider and the Maximum Annuity Date has been reached, you may choose the GLWB Rider annuitization option rather than one of the Annuity Options below. (See "Guaranteed Lifetime Withdrawal Benefit.")


1. ANNUITY PAYMENTS.


     The amount of the first annuity payment depends on:


          |_|  the selected Annuity Option, and

          |_| the Annuity Option rates derived from the mortality tables specified in the Contract (for Annuity options 2, 3, 4, and 5), and

          |_|  the age and gender of the Annuitant, and

          |_|  the Withdrawal Value on the Annuity Date, and

          |_| the assumed investment rate (if variable annuitization is elected), and

          |_| the guaranteed minimum interest rate for annuitizations specified in the Contract (if fixed annuitization is elected).

     The age of the Annuitant influences the amount of periodic annuity payments because an older Annuitant is expected to have a shorter life span, resulting in larger payments. The sex of the Annuitant influences the amount of periodic payments, where males are expected to have a shorter life span than females, also resulting in larger payments.

     Under variable annuitization, you will receive the value of a fixed number of Annuity Units each month. An Annuity Unit's value reflects the investment performance of the Subaccount(s) selected. As a result, annuity payments will vary accordingly. If the Annuity Unit Values of the Subaccount(s) in which you invest increase, the amount of your annuity payments will increase. If the Annuity Unit Values of the Subaccount(s) in which you invest decrease, the amount of your annuity payments will decrease.


2. ANNUITY OPTIONS.


     You may elect one of the Annuity Options. We must receive an election of an Annuity Option in writing at our Service Center at least 15 calendar days before the Annuity Date. If no Annuity Option is elected, monthly annuity payments will be made in accordance with Option 3 below if there is one Annuitant on the Annuity Date or under Option 5 if there are joint Annuitants on the Annuity Date. You may change an Annuity Option before the Annuity Date. You cannot change an Annuity Option after the first annuity payment is made. We reserve the right to add additional Annuity Options in the future.

     An election before the Annuity Date will be revoked by: 1) a subsequent change of Beneficiary, or 2) an assignment of the Contract unless the assignment provides otherwise.

     The Annuity Option selected must result in an initial payment that is at least equal to our minimum payment, according to our rules, at the time the Annuity Option is chosen. If the selected Annuity Option does not produce an initial payment which meets this minimum, we reserve the right to decrease the payment frequency to quarterly, semi-annually, or annually to meet this minimum, or to make a single lump sum payment.

     If you die before the Annuity Date, available Annuity Options are limited. The Annuity Options available are:

          |_|  Option 2 over the lifetime of the Beneficiary, or


          |_| Option 1 or 3 with a specified period or certain period no longer than the life expectancy of the Beneficiary. The life expectancy of the Beneficiary must be at least ten years as of the date that he or she elects Option 1 or Option 3.


     The death benefit distribution must begin no later than one year from your death, unless a later date is permitted by federal regulation.

     If the Beneficiary is not an individual, the entire interest must be distributed within five years of your death.

OPTION 1--INCOME FOR SPECIFIED PERIOD.

     Option 1 provides an annuity payable monthly for ten years. If you must take required minimum distributions from a Qualified Contract, consult a tax advisor before selecting this Option, as it may not satisfy those requirements in all situations.

OPTION 2--LIFE INCOME.


     Option 2 provides for an annuity payable monthly over the lifetime of the Annuitant. If Option 2 is elected, annuity payments terminate automatically and immediately on the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible for you to receive only one payment if death occurred prior to the date the second payment was due.


OPTION 3--LIFE INCOME WITH INSTALLMENTS GUARANTEED.

     Option 3 provides an annuity payable monthly for a certain period of 10 years and thereafter during the Annuitant's lifetime. If you must take required minimum distributions from a Qualified Contract, consult a tax advisor before selecting this Option, as it may not satisfy those requirements in all situations.

OPTION 4--JOINT AND SURVIVOR ANNUITY.

     Option 4 provides an annuity payable monthly while both Annuitants are living. Upon either Annuitant's death, the monthly income payable continues over the life of the surviving Annuitant at a percentage of the original payment. The percentage payable must be selected at the time the Annuity Option is chosen. The percentages available are 50%, 66 2/3%, 75% and 100%. Annuity payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received.

OPTION 5--JOINT AND SURVIVOR ANNUITY WITH INSTALLMENTS GUARANTEED.


     Option 5 provides an annuity payable monthly for a certain period of 10 years and thereafter while either Annuitant is alive. If you must take required minimum distributions from a Qualified Contract, consult a tax advisor before selecting this Option, as it may not satisfy those requirements in all situations.

     When you are choosing an Annuity Option, you should consider that:

          |_| for younger Annuitants, selecting Option 2 - Life Income, might result in smaller monthly payments than selecting Option 1 - Income for Specified Period; for older Annuitants, selecting Option 2 - Life Income, might result in larger monthly payments than selecting Option 1 - Income for Specified Period.


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

          |_| selecting Option 3 - Life Income with Installments Guaranteed, will result in smaller monthly payments than selecting Option 2 - Life Income; however, the Owner or Beneficiary may receive more payments under Option 3 if the Annuitant dies before the end of the certain period

          |_| selecting Option 4 - Joint and Survivor Annuity, will result in smaller monthly payments than selecting Option 2 - Life Income.

     In lieu of monthly payments, you may request quarterly, semi-annual, or annual payments, with our prior approval.


3. ALLOCATION OF ANNUITY.


     Subject to state variation, when you elect an Annuity Option, you may request that we reallocate your Contract Value on the Annuity Date among the Investment Options you choose to arrange for payments on a fixed or variable basis, or a combination of both. A reallocation on the Annuity Date will not be subject to the transfer restrictions that we would normally impose. If we do not receive an election, any Fixed Account Withdrawal Value will be annuitized on a fixed basis and any Separate Account Withdrawal Value will be annuitized on a variable basis.

     Transfers among the Subaccounts during the Annuity Period are permitted subject to certain limitations. We reserve the right to restrict the number of Subaccounts available during the Annuity Period. You may not transfer to or from the Fixed Account during the Annuity Period.


4. FIXED ANNUITY PAYMENTS


     We calculate the portion of the Withdrawal Value that you elected to have paid to you as Fixed Annuity payments. We apply an annuity factor for the Annuity Option that you selected to this value to determine the first Fixed Annuity payment. Each Fixed Annuity payment will be equal to the first regardless of investment, mortality or expense experience, unless the Annuity Option selected specifies that there is to be a reduction in payments after the death of an Annuitant.


5. VARIABLE ANNUITY PAYMENTS


     We calculate the portion of the Withdrawal Value that you elected to have paid to you as Variable Annuity payments from each Subaccount. We apply an annuity factor for the Annuity Option that you selected to this value for each Subaccount to determine the first Variable Annuity payment for that Subaccount. The first Variable Annuity payment for each Subaccount is divided by the Annuity Unit value for that Subaccount to establish the number of Annuity Units per payment for that Subaccount. The number of units will not change after the initial determination unless a transfer occurs or the Annuity Option selected specifies that there is to be a reduction in payments upon the death of an Annuitant. Future Variable Annuity payments are determined by multiplying the number of Annuity Units per payment for each Subaccount by the Annuity Unit value for that Subaccount at the end of the Valuation Date that each annuity payment is due and summing the result.

6. BASIS OF ANNUITY OPTIONS

     Your Contract will contain tables for each Annuity Option that show the guaranteed monthly payment for each $1,000 applied to an Annuity Option. The guaranteed monthly payments are based on an interest rate (or assumed investment rate if variable annuitization is elected) of 2.50% per year and, where mortality is involved, the "Annuity 2000 Table" developed by the Society of Actuaries projected using Scale G to the year 2015. We may offer annuity rates for Fixed Annuity payments that are more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. We may also offer Variable Annuity payment options based on assumed investment rates other than 2.50%, but not greater than 5.00%.


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     The tables that we prepare for each annuity option are calculated with an assumed investment rate of 2.50% per annum. If the actual annualized net investment rate in a Subaccount exceeds 2.50% per annum, Variable Annuity payments for that Subaccount will increase. Conversely, if the actual annualized net investment rate for a Subaccount is less than 2.50% per annum, Variable Annuity payments for that Subaccount will decrease.

     ANNUITY UNIT VALUE. Annuity Unit values are determined independently for each Subaccount. The Annuity Unit value at the end of any Valuation Period is equal to a. multiplied by b. multiplied by c. where:

          a. is the Annuity Unit value at the end of the preceding Valuation Period

          b. is the net investment experience factor for the current Valuation Period

          c. is an interest factor of 0.99993235 for each calendar day in the current Valuation Period. The interest factor offsets the assumed investment rate of 2.5% per annum used in the Contract's annuity tables. A different interest factor will be used if we offer other assumed investment rates.

     The net investment experience factor for a Subaccount for the current Valuation Period is equal to x. divided by y. where:

          x. Is the Subaccount's Accumulation Unit value at the end of the current Valuation Period

          y. Is the Subaccount's Accumulation Unit value at the end of the preceding Valuation Period

7. TRANSFERS DURING THE ANNUITY PERIOD.

     During the Annuity Period, you may, by written request to our Service Center, transfer Contract Value from one Subaccount to another Subaccount, subject to the following limitations:

          |_| Transfers among Subaccounts are prohibited during the first year of the Annuity Period; subsequent transfers are limited to one per year.

          |_| Your interest in a Subaccount must be transferred in increments of 25%.

          |_| Your annuity payments for the Subaccount you are transferring to must be at least $100 after the transfer. Your annuity payments for the Subaccount you are transferring from must be at least $100 after the transfer, unless the transfer will eliminate your interest in the Subaccount.

          |_|  You may not transfer to or from the Fixed Account.

We calculate the number of Annuity Units per payment for the Subaccount you are transferring to, as A multiplied by B divided by C, where:

A = The number of Annuity Units per payment for the Subaccount you are transferring from;

B = The Annuity Unit value of the Subaccount you are transferring from; and

C = The Annuity Unit value of the Subaccount you are transferring to.

TRANSFER PROCEDURES - We will make transfers pursuant to proper written or telephone instructions to our Service Center that specify in detail the requested changes. Transfers involving a Subaccount will be based upon the Annuity Unit values determined following our receipt of complete transfer instructions. If we receive a transfer request at our Service Center before the close of business on the Valuation Date, we will process the request based on Annuity Unit values determined at the end of that Valuation Date. If we


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receive a transfer request at our Service Center on or after the close of business on the Valuation Date, we will process the request based on Annuity Unit values determined at the end of the next Valuation Date. If you or your authorized representative call us to request a telephone transfer but have not given instructions to us prior to the close of business on the Valuation Date, even if due to our delay in answering your call, we will consider your telephone transfer request to be received after the close of business on the Valuation Date.

We may suspend, change or terminate the transfer privilege at any time.

8. DEATH PROCEEDS.


     If the Annuitant dies, we will automatically continue any unpaid installments for the remainder of the certain period under Annuity Options 1, 3 or 5. If the Owner elects, we will pay a lump sum payment of the present value of the remaining payments in the certain period. The election to receive the lump sum payment must be made within 60 days of our receipt of due proof of death of the Annuitant or joint Annuitants. We deduct a commutation charge if you request a lump sum payment with respect to: 1) any remaining periodic payments in the certain period under Annuity Options 1, 3 and 5 upon the death of an Annuitant during the Annuity Period; or 2) any remaining payments under Annuity Option 1. The charge is equal to the following:

     For a fixed Annuity Option:


          1) the present value of any remaining guaranteed Fixed Annuity payments (as of the date of calculation), using a discount rate that is equal to the interest rate used in calculating the initial income payment; LESS

          2) the present value of any remaining guaranteed Fixed Annuity payments (as of the date of calculation), using a discount rate that is equal to the interest rate used in calculating the initial income payment plus 1%.


     For a variable Annuity Option:


          1) the present value of any remaining guaranteed Variable Annuity payments (as of the date of calculation), using a discount rate that is equal to the assumed investment rate used in calculating the initial income payment; LESS

          2) the present value of any remaining guaranteed Variable Annuity payments (as of the date of calculation), using a discount rate that is equal to the assumed investment rate used in calculating the initial income payment plus 1%.

          We will determine the present value of any remaining guaranteed Variable Annuity payments by applying the Annuity Unit value next determined after we receive the election to commute the remaining payments at our Service Center.


     If Annuity Option 2 is elected, annuity payments terminate automatically and immediately upon the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible that only one payment will be received if death occurred prior to the date the second payment was due.

     Under Annuity Option 4, Annuity payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received.

     If an Owner, who is not also an Annuitant, dies after the Annuity Date, the following provisions apply:

          |_| If the Owner was the sole Owner, the remaining annuity payments will be payable to the Beneficiary in accordance with the provisions described above. The Beneficiary will become the Owner of the Contract.


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          |_|  If the Contract has joint Owners, the annuity payments will be payable to the surviving joint Owner in accordance with the provisions described above. Upon the death of the surviving joint Owner, the Beneficiary becomes the Owner.


9. PROTECTION OF BENEFITS.


     Unless otherwise provided in the supplementary agreement, the Owner may not commute, anticipate, assign, alienate or otherwise hinder the receipt of any annuity payment. Further, the proceeds of the Contract and any payment under an Annuity Option will be exempt from the claim of creditors and from legal process to the extent permitted by law.


10. AGE, GENDER AND SURVIVAL.


     We may require satisfactory evidence of the age, gender and the continued survival of any person on whose life the income is based.


     If the Annuitant's age or gender has been misstated, the amount payable under the Contract will be calculated as if those Purchase Payments sent to us had been made at the correct age or gender. Interest not to exceed the lesser of 3% or the maximum allowed by state law compounded each year will be charged to any overpayment or credited to any underpayment against future payments we may make under the Contract.

     In 1983, the United States Supreme Court held in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In addition, legislative, regulatory, or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Contracts offered by this Prospectus are based upon actuarial tables that distinguish between men and women and, thus, the Contract provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related benefits program before purchasing the Contract.

                           PAYMENTS TO CONTRACT OWNERS


     Generally, we will make any death benefit, loan, withdrawal, surrender, or annuity payment to you or effect any transfer within seven days after the Valuation Date we receive your proper request at our Service Center. However, we may suspend or postpone payments of any amount where permitted under applicable federal or state laws, rules, or regulations.


We may suspend or defer payments or transfers involving any Subaccount:

          |_|  during any period when the New York Stock Exchange is closed,

          |_| when trading is restricted or the SEC determines an emergency exists, or

          |_|  as the SEC by order may permit.

We also may defer any payment or transfer from the Fixed Account for the period permitted by law. During the deferral period, we will continue to credit interest at the current applicable interest rates. This can never be more than six months after you send us the request.

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block your ability to make certain transactions and thereby refuse to accept any Purchase Payment or requests for transfers, withdrawals, surrenders, loans, annuitization, or death benefits,


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until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

If you have submitted a recent check or draft that has not cleared through the banking system, we have the right to defer payment of a transfer, death benefit, loan, withdrawal, surrender, or annuity payment until such check or draft has been honored.

                               FEDERAL TAX MATTERS

A. INTRODUCTION

     This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and the courts.

     This discussion does not address state or local tax consequences, nor federal estate or gift tax consequences, associated with buying a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT--FEDERAL, STATE, OR LOCAL--OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

     In this discussion, PPBs are treated as earnings for tax purposes.

B. OUR TAX STATUS

     We are taxed as a life insurance company and the operations of the Separate Account are treated as a part of our total operations. The Separate Account is not separately taxed as a "regulated investment company." Investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a contract. We do not anticipate that we will incur federal income tax liability attributable to the income and gains of the Separate Account, and therefore we do not intend to provide for these taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may charge the Separate Account to pay these taxes.

C. TAXATION OF ANNUITIES IN GENERAL

1. TAX DEFERRAL DURING ACCUMULATION PERIOD

     Under the Code, except as described below, increases in the Contract Value of a Non-Qualified Contract are generally not taxable to the Owner or Annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

          |_|  the Contract must be owned by an individual,

          |_|  Separate Account investments must be "adequately diversified",

          |_| we, rather than you, must be considered the Owner of Separate Account assets for federal tax purposes, and

          |_| annuity payments must appropriately amortize Purchase Payments and Contract earnings.

     NON-NATURAL OWNER. As a general rule, deferred annuity contracts held by "non-natural persons", such as corporations, trusts or similar entities, are not annuity contracts for federal income tax purposes. The investment income on these contracts is taxed each year as ordinary income received or accrued by the non-natural Owner. There are exceptions to this general rule for non-natural Owners. Contracts are


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generally treated as held by a natural person if the nominal Owner is a trust or other entity holding the contract as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal Owner of a contract under a non-qualified deferred compensation plan for its employees.

     Additional exceptions to this rule include:

          |_| certain Contracts acquired by a decedent's estate due to the death of the decedent,

          |_|  certain Qualified Contracts,

          |_|  certain Contracts used with structured settlement agreements, and


          |_| certain Contracts purchased with a single premium when the Annuity Date is no later than one year from Contract purchase and substantially equal periodic payments are made at least annually.


     DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, separate account investments must be "adequately diversified". The Treasury Secretary issued regulations prescribing standards for adequately diversifying separate account investments. If the Separate Account failed to comply with these diversification standards, the contract would not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxed on the difference between the contract value and the Purchase Payments.

     Although we do not control Fund investments, we expect that each Fund will comply with these regulations so that each Subaccount of the Separate Account will be considered "adequately diversified."

     OWNERSHIP TREATMENT. In certain circumstances, a variable annuity contract Owner may be considered the Owner of the assets of the separate account supporting the contract. Then, income and gains from separate account assets are includible in the Owner's gross income. The Internal Revenue Service ("IRS"), in published rulings, stated that a variable contract Owner will be considered the Owner of separate account assets if the Owner possesses the ability to exercise investment control over the assets. As of the date of the Prospectus, no comprehensive guidance has been issued by the IRS clarifying the circumstances when such investment control by a variable contract Owner would exist. As a result, your right to allocate the Contract Value among the Subaccounts may cause you to be considered the Owner of the assets of the Separate Account.

     We do not know what limits may be set forth in any guidance that the IRS may issue, or whether any such limits will apply to existing Contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the Owner of the Separate Account assets. However, there is no assurance that such efforts would be successful.

     PUBLICLY-AVAILABLE FUNDS. Several of the Funds offered through the Separate Account are also available to the general public The IRS has ruled that investing in mutual funds shares that are "publicly-available," i.e., shares of mutual finds that can be purchased directly without purchasing a variable annuity or life insurance contract, is incompatible with the investment control restrictions described in the previous paragraph. ACCORDINGLY, IF A NON-QUALIFIED CONTRACT INVESTS IN PUBLICLY-AVAILABLE FUNDS, IT WILL NOT BE TREATED AS AN ANNUITY CONTRACT FOR FEDERAL INCOME TAX PURPOSES. For this purpose, a Contract purchased in connection with a non-government sponsored 457 plan is treated as a Non-Qualified Contract.

     Publicly-Available Funds under the Separate Account are intended only for Qualified Contracts. The IRS has ruled that most types of qualified contracts are not subject to the restrictions against investing in publicly-available mutual funds. We therefore believe that Qualified Contracts (other than those issued in connection with non-government 457 plans) may invest in publicly-available funds and remain exempt from current taxation until amounts are distributed or deemed to be distributed from the Contract.


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     REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner. Specifically, Section 72(s) requires that (a) if any Owner dies on or after the Annuity Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any Owner dies prior to the Annuity Date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of a Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

     The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

     Other rules may apply to Qualified Contracts.

     DELAYED ANNUITY DATES. If the Annuity Date occurs (or is scheduled to occur) when the Annuitant has reached an advanced age, e.g., past age 85, the Contract might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract would be currently includible in your income.

     The following discussion assumes that the Contract is treated as an annuity contract for tax purposes and that we are treated as the Owner of Separate Account assets.

2. TAXATION OF PARTIAL AND FULL WITHDRAWALS


     Partial withdrawals from a Non-Qualified Contract are includible in income to the extent the Contract Value exceeds the "investment in the contract". This amount is referred to as the "income on the contract". Full withdrawals are also includible in income to the extent they exceed the "investment in the contract." Investment in the contract equals the total of Purchase Payments (not including any corresponding PPBs) minus any amounts previously received from the Contract that were not includible in your income. All amounts includible in income with respect to the Contract are taxed as ordinary income. Credits we make to your Contract in connection with the PPB are not part of your investment in your Contract (and thus, for tax purposes, are treated in the same way as investment gains). All amounts includible in income with respect to the Contract are taxed as ordinary income.


     Any assignment or pledge (or agreement to assign or pledge) of Contract Value is treated as a withdrawal. Investment in the contract is increased by the amount includible in income with respect to such assignment or pledge. If you transfer a contract interest, without adequate consideration, to someone other than your spouse (or to a former spouse incident to divorce), you will be taxed on the income on the contract. In this case, the transferee's investment in the contract is increased to reflect the increase in your income.

     The Contract's optional death benefits, if elected, may exceed Purchase Payments or Contract Value. As described in the Prospectus, we impose certain charges with respect to these death benefits. It is possible that those charges (or some portion) could be treated as a partial withdrawal.


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     If your Contract contains a GLWB Rider, the application of certain tax rules, particularly those rules relating to distributions from your Contract, are not entirely clear. In view of this uncertainty, you should consult a tax advisor before purchasing the GLWB Rider.

     There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

3. TAXATION OF ANNUITY PAYMENTS


     Normally, the portion of each annuity payment taxable as ordinary income equals the payment minus the exclusion amount. The exclusion amount for Variable Annuity payments is the "investment in the contract" allocated to the variable Annuity Option and adjusted for any period certain or refund feature, divided by the number of payments expected to be made. The exclusion amount for Fixed Annuity payments is the payment times the ratio of the investment in the contract allocated to the fixed Annuity Option and adjusted for any period certain or refund feature, to the expected value of the Fixed Annuity payments. For income tax purposes, the PPB you receive is not considered "investment in the contract." This means the PPB will be taxed.

     Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments stop because the Annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the Annuitant in the last taxable year.


4. TAXATION OF DEATH BENEFITS

     Amounts may be distributed upon your or the Annuitant's death. Death benefits are includible in income and:

          |_|  if distributed in a lump sum are taxed like a full withdrawal, or

          |_| if distributed under an Annuity Option are taxed like annuity payments.

5. PENALTY TAX ON PREMATURE DISTRIBUTIONS

     A 10% penalty tax applies to a taxable payment from a Non-Qualified Contract unless:

          |_|  received on or after you reach age 59 1/2,

          |_|  received due to your disability,

          |_| made to a Beneficiary after your death or, for non-natural Owners, after the primary Annuitant's death,

          |_| made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and a designated Beneficiary (within the meaning of the tax law),


          |_| made under a Contract purchased with a single premium when the Annuity Date is no later than one year from Contract purchase and substantially equal periodic payments are made at least annually, or


          |_| made with annuities used with certain structured settlement agreements.

     Other exceptions may apply.


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6. AGGREGATION OF CONTRACTS

     The taxable amount of an annuity payment or withdrawal from a Non-Qualified Contract may be determined by combining some or all of the Non-Qualified Contracts you own. For example, if you purchase a Contract and also purchase an immediate annuity at approximately the same time, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if you purchase two or more Non-Qualified deferred annuity contracts from the same company (or its affiliates) during any calendar year, these contracts are treated as one contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount which might be subject to the 10% penalty tax.

7. EXCHANGE OF ANNUITY CONTRACTS


     We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional Purchase Payment (but not including any corresponding PPBs) made as part of the exchange. Your Contract Value immediately after the exchange may exceed your investment in the contract. That excess may be includible in income should amounts subsequently be withdrawn or distributed from the Contract (e.g. as a partial surrender, full surrender, annuity income payment, or death benefit). If you exchange part of an existing annuity contract for the Contract, the IRS might treat the two contracts as one annuity contract in certain circumstances. (See "Aggregation of Contracts.") You should consult your tax adviser in connection with an exchange of all or part of an annuity contract for the Contract.


8. LOSS OF INTEREST DEDUCTION WHERE CONTRACTS ARE HELD BY OR FOR THE BENEFIT OF CERTAIN NON-NATURAL PERSONS

     For Contracts issued to a non-natural Owner, all or some portion of otherwise deductible interest may not be deductible by the Owner. However, this interest deduction disallowance does not affect Contracts where the Owner is taxable each year on the investment income under the Contract. Entities considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

D. QUALIFIED PLANS


     Currently, the Contracts are also available for use in connection with retirement plans which receive favorable treatment under Sections 401, 403, 408, 408A or 457 of the Code. Contracts offered for use in connection with retirement plans that receive favorable treatment under Sections 401, 403, 408, 408A or 457 of the Code ("Qualified Plans") are referred to as "Qualified Contracts." Numerous special tax rules apply to the participants in Qualified Plans and to Qualified Contracts. We make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. PERSONS INTENDING TO USE THE CONTRACT IN CONNECTION WITH QUALIFIED PLANS SHOULD CONSULT A TAX ADVISER.


     Under the Code, qualified plans generally enjoy tax-deferred accumulation amounts invested in the plan. Therefore, in considering whether or not to purchase a Contract in a qualified plan, you should consider the Contract's features other than tax deferral, including the availability of lifetime annuity payments and death benefit protection.

     The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from Qualified Contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, the number of allowable loans


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and the manner in which the loan must be repaid. (You should always consult your tax adviser and retirement plan fiduciary prior to exercising loan privileges.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for such contribution, are limited under Qualified Plans. If the Contract is used with a Qualified Plan, you and the Annuitant must be the same individual. If a joint Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a joint Annuitant is named who is not the Annuitant's spouse, the Annuity Options which are available may be limited, depending on the difference in their ages. Furthermore, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.

     Qualified Contracts are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. In the case of Individual Retirement Annuities, distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. The required beginning date for 401, 403 and 457 plans is the April 1 of the calendar year following the later of the year in which the Owner attains age 70 1/2 or retires. There are no required minimum distributions during the Owner's lifetime under Roth IRAs. An excise tax is imposed for the failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution. The death benefit or other optional benefits under your Contract may affect the amount of the minimum required distribution that must be taken from your Contract.

     A 10% penalty tax may apply to the taxable amount of payments from Qualified Contracts. For Individual Retirement Annuities, the penalty tax does not apply, for example, to a payment:

          |_|  received after you reach age 59 1/2,

          |_|  received after your death or because of your disability, or

          |_| made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated Beneficiary.

     In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may also be available.

     Qualified Contracts are amended to conform to tax qualification requirements. However, you are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we are not bound by terms and conditions of Qualified Plans if they are inconsistent with the Contract.

1. QUALIFIED PLAN TYPES




     INDIVIDUAL RETIREMENT ANNUITIES. The Code permits eligible individuals to contribute to an individual retirement annuity known as an "IRA." IRAs limit the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of qualified plans generally may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not fund a "Coverdell Education Savings Account" (formerly known as an "Education IRA").

     SIMPLIFIED EMPLOYEE PENSIONS (SEP IRAS). The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.


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     SIMPLE IRAS. The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

     ROTH IRAS. The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain respects, including:

          |_|  Roth IRA contributions are never deductible,

          |_| "qualified distributions" from a Roth IRA are excludable from income,

          |_|  mandatory distribution rules do not apply before death,

          |_| a rollover to a Roth IRA must be a "qualified rollover contribution," under the Code,

          |_|  special eligibility requirements apply, and

          |_| contributions to a Roth IRA can be made after the Owner has reached age 70 1/2.

     All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. You may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply on the conversion. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

     Any "qualified distribution", as defined in Code Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after you reach age 59 1/2, after your death, because of your disability, or made to a first-time homebuyer. A qualified distribution can only be made after the first five tax years after the year for which you (or your spouse) made a contribution to any Roth IRA established for your benefit.

     CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS. The Code permits corporate employers to establish types of tax-favored retirement plans for employees. The Self-Employed Individuals Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh" permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts in order to provide benefits under the plans. The Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such a death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants. Employers intending to use the Contract in connection with such plans should seek competent advice.

     TAX-SHELTERED ANNUITIES. Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of Purchase Payments from taxable gross income. These annuity contracts are commonly referred to as "tax-sheltered annuities". If you purchase a Contract for such purposes, you should seek competent advice as to eligibility, limitations on permissible amounts of Purchase Payments and other tax consequences associated with the Contracts. In particular, you should consider that the Contract provides optional death benefits that in certain


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circumstances may exceed the greater of the Purchase Payments and the Contract
Value (see "Death Benefits"). It is possible that such death benefits could be characterized as incidental death benefits. If the death benefit were so characterized, this could result in currently taxable income to you. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity.

     Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

          |_| contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

          |_|  earnings on those contributions, and

          |_| earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

     These amounts can be paid only if you have reached age 59 1/2, severed employment, died, or becomes disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)


     If you are a participant in the Texas Optional Retirement Program, you may not take withdrawals before death, disability, retirement, or termination from employment in the Texas public institutions of higher education, as provided in the Texas Optional Retirement Program. (You are, however, permitted to make transfers of Contract Value among the Investment Options.)


     DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. The Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

2. DIRECT ROLLOVERS

     If the Contract is used with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code or with an eligible government deferred compensation plan that is qualified under Section 457(b), any "eligible rollover distribution" from the Contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any distribution from such a qualified retirement plan, excluding certain amounts such as:

               - minimum distributions required under Section 401(a)(9) of the Code,

               - certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments, " and

               -    hardship distributions.

     Under these requirements, federal income tax equal to 20% of the taxable portion of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of


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receiving the eligible rollover distribution, you elect to have it directly transferred to certain types of qualified retirement plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

E. FEDERAL INCOME TAX WITHHOLDING

     We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless you notify us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is 10%. The withholding rate for eligible rollover distributions is 20%.

F. OTHER TAX ISSUES

          1. FEDERAL ESTATE TAXES

          While no attempt is being made to discuss the federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

          2. GENERATION-SKIPPING TRANSFER TAX.

     Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

          3. ANNUITY PURCHASES BY RESIDENTS OF PUERTO RICO

          The Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

          4. ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

          The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

          5. FOREIGN TAX CREDITS

          We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under federal tax law.

          6. POSSIBLE TAX LAW CHANGES

          Although the likelihood of legislative changes is uncertain, there is always the possibility that the


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tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract. We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract Owners currently receive. We make no guarantee regarding the tax status of any contact and do not intend the above discussion as tax advice.

G. SPECIAL TAX CONSIDERATIONS FOR OPTIONAL BENEFITS

At present, the IRS has not provided guidance as to the tax treatment of charges for optional benefits to an annuity contract. The IRS might take the position that each charge associated with these optional benefits is deemed a withdrawal from the Contract subject to current income tax to the extent of any gains and, if applicable, the 10% penalty tax for premature withdrawals.

We do not currently report charges for optional benefits as partial withdrawals, but we may do so in the future if we believe that the IRS would require us to report them as such. You should consult a tax adviser before electing any optional benefit riders.

Amounts received in a partial withdrawal are taxable to the extent that the Contract Value exceeds the investment in the Contract. There is some uncertainty regarding the effect that certain optional benefits, e.g., the GLWB Rider, might have on the amount that is treated as the Contract Value for this purpose. As a result, the taxable portion of amounts received in a partial withdrawal could be greater or less depending on how such optional benefits are treated for this purpose.

The death benefit under a Qualified Contract, or any optional death benefit or other optional benefit rider, may increase the amount of any required minimum distributions. Failure to comply with minimum distribution requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution.

If you are considering purchasing the GLWB Rider in connection with a Qualified Contract, in certain circumstances your ability to access the withdrawal benefit may be limited by the terms of your plan and/or by applicable law. Always consult your tax adviser before purchasing this Rider in connection with a Qualified Contract.

                            DISTRIBUTION OF CONTRACTS

     The Contracts are distributed through the principal underwriter for the Separate Account:


                      EPOCH SECURITIES, INC. ("DISTRIBUTOR")
                      ONE NEW YORK PLAZA, NEW YORK, NY 10004
       MAILING ADDRESS: 30 HUDSON ST., 27TH FLOOR, JERSEY CITY, NJ 07032
             132 TURNPIKE ROAD, SUITE 210, SOUTHBOROUGH, MA 01772

     The Distributor is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. We pay compensation to Distributor for sales of the Contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the Contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

     SELLING FIRMS. We and Distributor have entered into selling agreements with selling firms for the sale of the Contracts. All selling firms receive commissions and some form of non-cash compensation. Selected selling firms may receive additional compensation, including marketing allowances, persistency payments, preferred status fees and industry conference fees. These commissions and other incentives or payments, if any, are not charged directly to Contract Owners or the Separate Account. We intend to


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recoup commissions and other sales expenses through fees and charges deducted under the Contract or from our General Account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

     COMPENSATION PAID TO ALL SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. The maximum commission payable for contract sales by selling firms is 6.0% of Purchase Payments. Some selling firms may elect to receive a lower commission when a Purchase Payment is made, along with annual trail commissions up to 0.80% of Account Value (less Purchase Payments received within the previous 12 months) for so long as the Contract remains in effect or as agreed in the selling agreement. Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.

     ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor may pay additional compensation to selected selling firms, including marketing allowances, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative sales of our variable insurance contracts (including the Contracts). Persistency payments are periodic payments based on account values of our variable insurance contracts (including Account Values of the Contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the Contracts in selling firms' marketing programs, which may include marketing services and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives.

     The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the Contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such arrangements, ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.


                                  VOTING RIGHTS

     Proxy materials in connection with any Fund shareholder meeting are delivered or made available to each Owner with Subaccount interests invested in the Fund as of the record date. Proxy materials include a voting instruction form. It is important that each Owner provide voting instructions to us because we vote all Fund shares proportionately in accordance with instructions received from Owners. This means that we will vote shares for which no timely instructions are received in the same proportion as those shares for which we do receive voting instructions. As a result, a small number of Owners may control the outcome of a vote. We will also vote any Fund shares attributed to amounts we have accumulated in the Subaccounts in the same proportion that Owners vote. A Fund is not required to hold annual shareholders' meetings. Funds hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

      Owners have voting rights in a Fund based upon the Owner's proportionate interest in the corresponding Subaccount as measured by units. Owners have voting rights before surrender, or the death of an Owner. Thereafter, the payee entitled to receive Variable Annuity payments has voting rights. During the Annuity Period, voting rights decrease as Annuity Units decrease.


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                    REPORTS TO CONTRACT OWNERS AND INQUIRIES


     Each calendar quarter we send you a statement showing amounts credited to each Subaccount and to the Fixed Account. It also shows the interest rate(s) that we are crediting upon amounts held in the Fixed Account. In addition, if you transfer amounts among the Investment Options or make additional Purchase Payments, you receive written confirmation of these transactions. We will also send a current statement upon your request. We also send you annual and semi-annual reports for the Funds that underlie the Subaccounts in which you invest and a list of the securities held by that Fund. Read all reports carefully. If you find any errors, please contact us promptly to correct them.

     You will have access to Contract information through the Interactive Voice Response System (IVR) at [phone number]. You will also be able to access your account information from our website at www.commonwealthannuity.com.

     You may direct inquiries to the selling agent or may call or write to us at our Service Center.


                              DOLLAR COST AVERAGING


     Under our Dollar Cost Averaging ("DCA") program, a predesignated portion of any Subaccount is automatically transferred on a monthly, quarterly, semi-annual or annual basis for a specified duration to other Subaccounts or from the Fixed Account to a Subaccount or Subaccounts. If you elect this program, you cannot elect Automatic Asset Rebalancing. There is no charge associated with our DCA program.


     The theory of a DCA program is that by investing at regular and level increments over time, you will be able to purchase more Accumulation Units when the Accumulation Unit value is relatively low and less Accumulation units when the Accumulation Unit value is relatively high. DCA generally helps reduce the risk of purchasing Accumulation Units when market prices are high and selling when market prices are low. However, participation in the DCA program does not assure you of greater profit from your purchases under the program, nor will it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Subaccount (other than a Subaccount which maintains a stable net asset value), are less likely to produce the desired effect of the DCA program and may have the effect of reducing the average price of the Subaccount shares being redeemed. If you choose to participate in this program you should have the financial ability to continue making transfers through periods of fluctuating markets.

     The Owner may select any day of the month except for the 29th, 30th or 31st for the DCA transfers to occur. The Dollar Cost Averaging program is available only during the Accumulation Period. You may enroll any time by completing our Dollar Cost Averaging form. We must receive the enrollment form at least five business days before the transfer date.

     The minimum transfer amount is $100 per Subaccount. At the time Dollar Cost Averaging is elected, the total Contract Value in the Subaccount from which transfers will be made must be at least equal to the amount designated to be transferred on each transfer date times the duration selected.

     Dollar Cost Averaging ends if:

          |_|  the number of designated monthly transfers has been completed,

          |_| Contract Value in the transferring account is insufficient to complete the next transfer; the remaining amount is transferred,

          |_| we receive your written termination at our Service Center at least five business days before the next transfer date, or

          |_|  the Contract is surrendered or annuitized.

     If the Fixed Account balance is at least $10,000, you may elect automatic monthly or calendar quarter transfers of interest accrued in the Fixed Account to one or more of the Subaccounts. Transfers are


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made within five business days of the end of the month or calendar quarter, as applicable. We must receive the enrollment form at least ten days before the end of the month or calendar quarter, as applicable.

                           AUTOMATIC ASSET REBALANCING

     We currently offer Automatic Asset Rebalancing on a monthly, quarterly, semi-annual, or annual basis. If you elect this program, you cannot elect Dollar Cost Averaging. There is currently no charge for this service.

     Under Automatic Asset Rebalancing, we will allocate your Purchase Payments (and corresponding PPBs) and rebalance your Separate Account Contract Value monthly, quarterly, semi-annually, or annually to maintain the particular percentage allocation among the Subaccounts that you select based on your investment goals and risk tolerance. Rebalancing of your Separate Account Contract Value will occur on the initial rebalancing date you select and then each rebalancing date thereafter. The initial date you select cannot be earlier than 30 days from the Date of Issue. If based on your selected date, rebalancing would occur on a date that is not a Valuation Date, the rebalancing will occur on the Valuation Date following your selected date. You may change the frequency of Automatic Asset Rebalancing at any time.

     We perform this periodic rebalancing to take account of:

          - increases and decreases in Separate Account Contract Value in each Subaccount due to Subaccount performance, and

          - increases and decreases in Separate Account Contract Value in each Subaccount due to withdrawals, transfers, and Purchase Payments (and corresponding PPBs).

     You may elect Automatic Asset Rebalancing at any time on or after the Date of Issue by submitting a written request to our Service Center. If you elect Automatic Asset Rebalancing, you must include all Separate Account Contract Value in the program. We allocate all Purchase Payments (and corresponding PPBs) paid under an automatic investment feature and, unless you instruct us otherwise, all other Purchase Payments (and corresponding PPBs) in accordance with the particular percentage allocation among the Subaccounts that you have selected. The percentages that you select under Automatic Asset Rebalancing will override any prior percentage allocations that you have chosen and we will allocate all future Purchase Payments (and corresponding PPBs) accordingly. You may change your allocations at any time. Once elected, you may instruct us, in a form satisfactory to us, at any time to terminate the program. We reserve the right to make changes to this program at any time.

                           SYSTEMATIC WITHDRAWAL PLAN

     We offer a Systematic Withdrawal Plan ("SWP") allowing you to preauthorize periodic withdrawals during the Accumulation Period. You instruct us to withdraw selected amounts from the Fixed Account or from any of the Subaccounts on a monthly, quarterly, semi-annual or annual basis. The SWP is available when you request a minimum $100 periodic payment. If the amounts distributed under the SWP exceed the Free Withdrawal Amount, we may assess the withdrawal charge on those amounts. WITHDRAWALS TAKEN UNDER THE SWP MAY BE SUBJECT TO THE 10% TAX PENALTY ON EARLY WITHDRAWALS AND TO INCOME TAXES AND WITHHOLDING. If you are interested in SWP, you may obtain an application and information concerning this program and its restrictions from us or your agent. We give thirty days' notice if we amend the SWP. The SWP may be terminated at any time by you or us. There is no charge associated with the SWP.

                             SPECIAL CONSIDERATIONS

     We reserve the right to amend the Contract to meet the requirements of federal or state laws or regulations. We will notify you in writing of these amendments.

     Your rights under a Contract may be assigned as provided by law. An assignment will not be binding upon us until we receive a written copy of the assignment at our Service Center. Any claim is subject to


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proof of interest of the assignee. You are solely responsible for the validity or effect of any assignment. You, therefore, should consult a qualified tax adviser regarding the tax consequences, as an assignment may be a taxable event.

     Only our President, Vice President, Secretary, or Assistant Secretaries may change the Contract. No one else has authority to modify or waive any provision of the Contract. Any change must be in writing. At any time, we may make such changes to the Contract, without your consent, as required to make it conform with any law, regulation, or ruling issued by a government agency. We will notify you of such changes and when required will obtain approval from the appropriate regulatory authority and you.

                                LEGAL PROCEEDINGS


There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Distributor are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Variable Account.


On July 24, 2002, an action captioned American National Bank and Trust Company of Chicago, as Trustee f/b/o Emerald Investments Limited Partnership, and Emerald Investments Limited Partnership v. Allmerica Financial Life Insurance and Annuity Company, was commenced in the United States District Court for the Northern District of Illinois, Eastern Division. In 1999, plaintiffs purchased two variable annuity contracts with initial premiums aggregating $5 million. Plaintiffs, who the Company subsequently identified as engaging in frequent transfers of significant sums between sub-accounts that in the Company's opinion constituted "market timing", were subject to restrictions upon such trading that the Company imposed in December 2001. Plaintiffs allege that such restrictions constituted a breach of the terms of the annuity contracts. In December 2003, the court granted partial summary judgment to the plaintiffs, holding that at least certain restrictions imposed on their trading activities violated the terms of the annuity contracts. (On September 1, 2006, Allmerica Financial Life Insurance and Annuity Company was renamed Commonwealth Annuity and Life Insurance Company.)

On May 19, 2004, plaintiffs filed a Brief Statement of Damages in which, without quantifying their damage claim, they outlined a claim for (i) amounts totaling $150,000 for surrender charges imposed on the partial surrender by plaintiffs of the annuity contracts, (ii) loss of trading profits they expected over the remaining term of each annuity contract, and (iii) lost trading profits resulting from the Company's alleged refusal to process five specific transfers in 2002 because of trading restrictions imposed on market timers. With respect to the lost profits, plaintiffs claim that pursuant to their trading strategy of transferring money from money market accounts to international equity accounts and back again to money market accounts, they have been able to consistently obtain relatively risk free returns of between 35% to 40% annually. Plaintiffs claim that they would have been able to continue to maintain such returns on the account values of their annuity contracts over the remaining terms of the annuity contracts (which are based in part on the lives of the named annuitants). The aggregate account value of plaintiffs' annuities was approximately $12.8 million in December 2001. On February 1, 2006, the Court issued a ruling, which, as confirmed by the Court at a status conference on April 12, 2006, precludes plaintiffs from claiming any damages accruing beyond July 31, 2004.

THG, on behalf of the Company, continues to vigorously defend this matter, and regards plaintiffs' claims for lost trading profits as being speculative and, in any case, subject to an obligation to mitigate damages. Further, in the Company's view, these purported lost profits would not have been earned because of various actions taken, the investment management industry and regulators, to deter or eliminate market timing, including the implementation of "fair value" pricing.


The outcome of this matter is not expected to be material to the Company's annual results of operations or financial position. In addition, THG has agreed to indemnify the Company and Goldman Sachs with respect to this litigation. A trial was held in December 2006, resulting in an award to plaintiffs of $1,281,757. Plaintiffs have appealed.



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The Company is involved from time to time in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. THG has agreed to indemnify the Company and Goldman Sachs with respect to certain of these matters as provided in the Stock Purchase Agreement. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition, but may be material to the Company's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceeding in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

In addition, the Company is involved in investigations and proceedings by governmental and self-regulatory agencies, which currently include inquiries relating to tax reporting calculations to policyholders and others in connection with distributions under a subset of variable annuity contracts in this business. The Company believes that the result of these inquiries will not have a material effect on its financial position or results of operations.

             TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION


     The Statement of Additional Information, Table of Contents is: Services to the Separate Account; State Regulation; Experts; Financial Statements; Financial Statements of Commonwealth Annuity and Life Insurance Company; Appendix A State Premium Tax Chart. Please read the Statement of Additional Information in conjunction with this Prospectus.


                              FINANCIAL STATEMENTS

     The consolidated financial statements of the Company at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, or for portions of such periods as disclosed in the financial statements, are included in the Statement of Additional Information. Because the Separate Account was not in existence as of December 31, 2006, we have not provided financial statements for the Separate Account.


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                                   APPENDIX A

       COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY DEFERRED FIXED AND VARIABLE ANNUITY IRA, ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT

     This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of traditional Individual Retirement Annuities
(IRAs), Roth Individual Retirement Annuities (Roth IRAs) and Simple Individual Retirement Annuities (SIMPLE IRAs). Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA, Roth IRA or a SIMPLE IRA. Except where otherwise indicated, IRA discussion includes Simplified Employee Pension IRAs (SEP IRA). Further information can be obtained from Commonwealth Annuity and Life Insurance Company and from any district office of the Internal Revenue Service. Also, see IRS Publication 590, INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS).

     This Disclosure Statement is for your general information and is not intended to be exhaustive or conclusive, to apply to any particular person or situation, or to be used as a substitute for qualified legal or tax advice.

     Please note that the information contained herein is based on current federal income tax law, income tax regulations, and other guidance provided by the IRS. Hence, this information is subject to change upon an amendment of the law or the issuance of further regulations or other guidance. Also, you should be aware that state tax laws may differ from federal tax laws governing such arrangements. You should consult your tax adviser about any state tax consequences of your IRA or Roth IRA, whichever is applicable.

A. REVOCATION

     Within 7 days of the date you signed your enrollment application, you may revoke the Contract and receive back 100% of your money by submitting your request in writing to us at our Service Center. Notice of revocation will be deemed mailed on the date of the postmark (or if sent by certified or registered mail, the date of the certification or registration) if it is deposited in the mail in the United States in an envelope, or other appropriate wrapper, first class postage prepaid, properly addressed.

B. STATUTORY REQUIREMENTS

     The Contract is intended to meet the requirements of Section 408(b) of the Code, Section 408A of the Code for use as a Roth IRA, or of Section 408(p) of the Code for use as a SIMPLE IRA, whichever is applicable. The Contract has not been approved as to form for use as an IRA, Roth IRA or a SIMPLE IRA by the Internal Revenue Service. Such approval by the Internal Revenue Service is a determination only as to form of the Contract, and does not represent a determination on the merits of the Contract.

     1. The amount in your IRA, Roth IRA, and SIMPLE IRA, whichever is applicable, must be fully vested at all times and the entire interest of the Owner must be nonforfeitable.

     2. The Contract must be nontransferable by the Owner.

     3. The Contract must have flexible premiums.

     4. For IRAs and SIMPLE IRAs, you must start receiving distributions on or before April 1 of the year following the year in which you reach age 70 1/2 (the required beginning date) (see "Required Distributions"). However, Section 401(a)(9)(A) of the Code (relating to minimum distributions required to commence at age 70 1/2), and the incidental death benefit requirements of Section 401(a) of the Code, do not apply to Roth IRAs.

     If you die on or after the date required minimum distributions under
Section 401(a)(9) of the Code commence, unless otherwise permitted under applicable law, any remaining interest in the Contract must be


                                      A-1

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distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before required minimum distributions commence, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed to your Beneficiary by December 31 of the calendar year containing the fifth anniversary of your death; except that: (1) if the interest is payable to an individual who is your designated Beneficiary (within the meaning of Section 401(a)(9) of the Code), the designated Beneficiary may receive the entire interest over his or her life, or over a period certain not extending beyond his or her life expectancy, commencing on or before December 31 of the calendar year immediately following the calendar year in which you die; and (2) if the sole designated Beneficiary is your spouse, the Contract may be treated as his or her own IRA, or, where applicable, Roth IRA.

     5. Except in the case of a rollover contribution or a direct transfer (see "Rollovers and Direct Transfers"), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), all contributions to an IRA, Roth and SIMPLE IRA must be cash contributions which do not exceed certain limits.

     6. The Contract must be for the exclusive benefit of you and your Beneficiaries.

C. ROLLOVERS AND DIRECT TRANSFERS FOR IRAS AND SIMPLE IRAS

     1. A rollover is a tax-free transfer from one retirement program to another that you cannot deduct on your tax return. There are two kinds of tax-free rollover payments to an IRA. In one, you transfer amounts from another IRA. With the other, you transfer amounts from a qualified plan under Section 401(a) of the Code, a qualified annuity under Section 403(a) of the Code, a tax-sheltered annuity or custodial account under Section 403(b) of the Code, or a governmental plan under Section 457(b) of the Code (collectively referred to as "qualified employee benefit plans"). Tax-free rollovers can be made from a SIMPLE IRA to a SIMPLE Individual Retirement Account under Section 408(p) of the Code. An individual can make a tax-free rollover to an IRA from a SIMPLE IRA, or vice-versa, after a two-year period has expired since the individual first participated in a SIMPLE plan.

     2. You must complete the rollover by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan or SIMPLE IRA. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances.

     3. A rollover distribution may be made to you only once a year. The one-year period begins on the date you receive the rollover distribution, not on the date you roll it over (reinvest it).

     4. A trustee-to-trustee transfer to an IRA of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

     5. All or a part of the premium for the Contract used as an IRA may be paid from a rollover from an IRA or qualified employee benefit plan or from a trustee-to-trustee transfer from another IRA. All or part of the premium for the Contract used as a SIMPLE IRA may be paid from a rollover from a SIMPLE Individual Retirement Account or, to the extent permitted by law, from a direct transfer from a SIMPLE IRA.

     6. A distribution that is eligible for rollover treatment from a qualified employee benefit plan will be subject to twenty percent (20%) withholding by the Internal Revenue Service even if you roll the distribution over within the 60-day rollover period. One way to avoid this withholding is to make the distribution as a direct transfer to the IRA trustee or insurance company.

D. CONTRIBUTION LIMITS AND ALLOWANCE OF DEDUCTION FOR IRAS

     1. In general, the amount you can contribute each year to an IRA is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older. The maximum annual contribution limit for IRA contributions is equal to $4,000 for 2007, and $5,000 for 2008. After 2008, the limit may be


                                      A-2

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indexed annually in $500 increments as determined by the Secretary of Treasury to reflect cost of living increases. An individual who has attained age 50 may make additional "catch-up" IRA contributions. The maximum annual contribution limit for the individual is increased by $1,000 except as otherwise provided by law. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans are compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to qualified retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

     2. In the case of a married couple filing a joint return, up to the maximum annual contribution can be contributed to each spouse's IRA, even if one spouse has little or no compensation. This means that the total combined contributions that can be made to both IRAs can be as much as $10,000 for 2007 ($4,000 annual contribution for each individual, plus $1,000 for each individual who has attained age 50).

     3. In the case of a married couple with unequal compensation who file a joint return, the limit on the deductible contributions to the IRA of the spouse with less compensation is the smaller of:

          a. The maximum annual contribution, or

          b. The total compensation of both spouses, reduced by any deduction allowed for contributions to IRAs of the spouse with more compensation.

     The deduction for contributions to both spouses' IRAs may be further limited if either spouse is covered by an employer retirement plan.

     4. If either you or your spouse is an active participants in an employer-sponsored plan and have a certain level of income, the amount of the contribution to your IRA that is deductible is phased out, and in some cases eliminated. If you are an active participant in an employer-sponsored plan, the deductibility of your IRA contribution will be phased out, depending on your adjusted gross income, or combined adjusted gross income in the case of a joint tax return, as follows:

JOINT RETURNS: $83,000-$103,000

SINGLE TAXPAYERS: $52,000-$62,000

     The phase-out range for married individuals filing separately is $0-$10,000. If you file a joint tax return and are not an active participant in an employer sponsored plan, but your spouse is, the amount of the deductible IRA contribution is phased out for adjusted gross income between $156,000 and $166,000. These amounts may be indexed for cost of living increases in future years.

     To designate a contribution as nondeductible, you must file IRS Form 8606, NONDEDUCTIBLE IRAS. You may have to pay a penalty if you make nondeductible contributions to an IRA and you do not file Form 8606 with your tax return, or if you overstate the amount of nondeductible contributions on your Form 8606. If you do not report nondeductible contributions, all of the contributions to your traditional IRA will be treated as deductible, and all distributions from your IRA will be taxed, unless you can show, with satisfactory evidence, that nondeductible contributions were made.

     5. Contributions to your IRA for a year can be made at any time up to April 15 of the following year. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming a deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.


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     6. You cannot make a contribution other than a rollover or transfer contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

     7. A taxpayer may qualify for a tax credit for contributions to an IRA, or for a tax exempton for distributions donated to charity in 2007, depending on the taxpayer's adjusted gross income.

E. SEP IRAS

     1. SEP IRA rules concerning eligibility and contributions are governed by Code Section 408(k). The maximum deductible contribution for a SEP IRA is the lesser of $45,000 (may be indexed for cost-of-living increases in future years) or 100% of compensation.

     2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor).

F. SIMPLE IRAS

     1. A SIMPLE IRA must be established with your employer using a qualified salary reduction agreement.

     2. You may elect to have your employer contribute to your SIMPLE IRA, under a qualified salary reduction agreement, an amount (expressed as a percentage of your compensation) not to exceed $10,500 for 2007. After 2007, the limit may be indexed annually, except as otherwise provided by law. In addition to these employee elective contributions, your employer is required to make each year either (1) a matching contribution equal to up to 3 percent, and not less than 1 percent, of your SIMPLE IRA contribution for the year, or (2) a non-elective contribution equal to 2 percent of your compensation for the year (up to $210,000 of compensation, as may be adjusted for inflation in future years). No other contributions may be made to a SIMPLE IRA.

     3. Employee elective contributions and employer contributions (i.e., matching contributions and nonelective contributions) to your SIMPLE IRA are excluded from your gross income.

     4. To the extent an individual with a SIMPLE IRA is no longer participating in a SIMPLE plan (e.g., the individual has terminated employment), and two years have passed since the individual first participated in the plan, the individual may treat the SIMPLE IRA as an IRA.

G. TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS

     1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

     2. In general, taxable distributions are included in your gross income in the year you receive them.

     3. Distributions under your IRA are non-taxable to the extent they represent a return of non-deductible contributions (if any). The non-taxable percentage of a distribution is determined generally by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

     4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

H. REQUIRED DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS

     You must start receiving minimum distributions required under the Contract and Section 401(a)(9) of the Code from your IRA and SIMPLE IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, the required minimum distribution for a particular year must be received by December 31 of


                                      A-4

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that year. However, you may delay the required minimum distribution for the year you reach age 70 1/2 until April 1 of the following year (I.E., the required beginning date).

     Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over your life or the lives of you and your designated Beneficiary (within the meaning of Section 401(a)(9) of the Code), provided that, if installments are guaranteed, the guaranty period does not exceed the applicable life or joint expectancy.

     The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated Beneficiary, determined as set forth in applicable federal income tax regulations.

     If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can take the actual distributions of these amounts from any one or more of your IRAs.

     In addition, the after-death minimum distribution requirements described generally in section B. STATUTORY REQUIREMENTS apply to IRAs and SIMPLE IRAs.

     If the actual distribution from your Contract is less than the minimum amount that should be distributed in accordance with the minimum distribution requirements mentioned above, the difference generally is an excess accumulation. There is a 50% excise tax on any excess accumulations. If the excess accumulation is due to reasonable error, and you have taken (or are taking) steps to remedy the insufficient distribution, you can request that this 50% excise tax be excused by filing with your tax return an IRS Form 5329, together with a letter of explanation and the excise tax payment.

I. ROTH IRAS

     1. If your Contract is a special type of individual retirement plan known as a Roth IRA, it will be administered in accordance with the requirements of section 408A of the Code. Roth IRAs are treated the same as other IRAs, except as described here.

     2. If your Contract is a Roth IRA, we will send you a Roth IRA endorsement to be attached to, and to amend, your Contract. The Company reserves the right to amend the Contract as necessary or advisable from time to time to comply with future changes in the Code, regulations or other requirements imposed by the IRS to obtain or maintain its approval of the annuity as a Roth IRA.

     3. Earnings in your Roth IRA are not taxed until they are distributed to you, and will not be taxed if they are paid as a "qualified distribution," as described to you in section L, below.

     4. The minimum distribution requirements that apply to IRAs do not apply to Roth IRAs while the Owner is alive. However, after the death of a Roth IRA Owner, the after-death minimum distribution rules that apply to IRAs also apply to Roth IRAs as though the Roth IRA Owner died before his or her required beginning date. You may not use your Roth IRA to satisfy minimum distribution requirements for traditional IRAs. Nor may you use distributions from an IRA for required distributions from a Roth IRA.

J. ELIGIBILITY AND CONTRIBUTIONS FOR ROTH IRAS

     1. Generally, you are eligible to establish or make a contribution to your Roth IRA only if you meet certain income limits. No deduction is allowed for contributions to your Roth IRA. Contributions to your Roth IRA may be made even after you attain age 70 1/2.

     2. The maximum aggregate amount of contributions for any taxable year to all IRAs, including all Roth IRAs, maintained for your benefit (the "contribution limit") generally is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older (as discussed in section D, above).


                                      A-5

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     The contribution limit for any taxable year is reduced (but not below zero)
by the amount which bears the same ratio to such amount as:

          (a) the excess of (i) your adjusted gross income for the taxable year, over (ii) the "applicable dollar amount," bears to

          (b) $15,000 (or $10,000 if you are married).

     For this purpose, "adjusted gross income" is determined under the Code and
(1) excludes any amount included in gross income as a result of any rollover from, transfer from, or conversion of an IRA to a Roth IRA, and (2) is reduced by any deductible IRA contribution. In addition, the "applicable dollar amount" is equal to $156,000 for a married individual filing a joint return, $0 for a married individual filing a separate return, and $99,000 for any other individual. These amounts may be indexed for cost of living increases in future years.

     A "qualified rollover contribution" (discussed in section K, below), and a non-taxable transfer from another Roth IRA, are not taken into account for purposes of determining the contribution limit.

K. ROLLOVERS, TRANSFERS AND CONVERSIONS TO ROTH IRAS

     1. ROLLOVERS AND TRANSFERS--A rollover may be made to a Roth IRA only if it is a "qualified rollover contribution." A "qualified rollover contribution" is a rollover to a Roth IRA from another Roth IRA or from an IRA, but only if such rollover contribution also meets the rollover requirements for IRAs under
Section 408(d)(3). In addition, a transfer may be made to a Roth IRA directly from another Roth IRA or from an IRA.

     You may not make a qualified rollover contribution or transfer in a taxable year from an IRA to a Roth IRA if (a) your adjusted gross income for the taxable year exceeds $100,000 or (b) you are married and file a separate return.

     The rollover requirements of Section 408(d)(3) are complex and should be carefully considered before you make a rollover. One of the requirements is that the amount received be paid into another IRA (or Roth IRA) within 60 days after receipt of the distribution. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances. In addition, a rollover contribution from a Roth IRA may be made by you only once a year. The one-year period begins on the date you receive the Roth IRA distribution, not on the date you roll it over (reinvest it) into another Roth IRA. If you withdraw assets from a Roth IRA, you may roll over part of the withdrawal tax free into another Roth IRA and keep the rest of it. A portion of the amount you keep may be included in your gross income.

     2. TAXATION OF ROLLOVERS AND TRANSFERS TO ROTH IRAS--A qualified rollover contribution or transfer from a Roth IRA maintained for your benefit to another Roth IRA maintained for your benefit which meets the rollover requirements for IRAs under Section 408(d)(3) is tax-free.

     In the case of a qualified rollover contribution or a transfer from an IRA maintained for your benefit to a Roth IRA maintained for your benefit, any portion of the amount rolled over or transferred which would be includible in your gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in your gross income. However, Code
Section 72(t) (relating to the 10 percent penalty tax on premature distributions) will not apply.

     3. TRANSFERS OF EXCESS IRA CONTRIBUTIONS TO ROTH IRAS--If, before the due date of your federal income tax return for any taxable year (not including extensions), you transfer, from an IRA, contributions for such taxable year (and earnings thereon) to a Roth IRA, such amounts will not be includible in gross income to the extent that no deduction was allowed with respect to such amount.


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     4. TAXATION OF CONVERSIONS OF IRAS TO ROTH IRAS--All or part of amounts in an IRA maintained for your benefit may be converted into a Roth IRA maintained for your benefit. The conversion of an IRA to a Roth IRA is treated as special type of qualified rollover contribution. Hence, you must be eligible to make a qualified rollover contribution in order to convert an IRA to a Roth IRA. A conversion typically will result in the inclusion of some or all of your IRA's value in gross income, as described above.

     A conversion of an IRA to a Roth IRA can be made without taking an actual distribution from your IRA. For example, an individual may make a conversion by notifying the IRA issuer or trustee, whichever is applicable.


     UNDER SOME CIRCUMSTANCES, IT MIGHT NOT BE ADVISABLE TO ROLLOVER, TRANSFER, OR CONVERT ALL OR PART OF AN IRA TO A ROTH IRA. WHETHER YOU SHOULD DO SO WILL DEPEND ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS WHETHER YOU QUALIFY TO MAKE SUCH A ROLLOVER, TRANSFER, OR CONVERSION, YOUR FINANCIAL SITUATION, AGE, CURRENT AND FUTURE INCOME NEEDS, YEARS TO RETIREMENT, CURRENT AND FUTURE TAX RATES, YOUR ABILITY AND DESIRE TO PAY CURRENT INCOME TAXES WITH RESPECT TO AMOUNTS ROLLED OVER, TRANSFERRED, OR CONVERTED, AND WHETHER SUCH TAXES MIGHT NEED TO BE PAID WITH WITHDRAWALS FROM YOUR ROTH IRA (SEE DISCUSSION BELOW OF "NON-QUALIFIED DISTRIBUTIONS"). YOU SHOULD CONSULT A QUALIFIED TAX ADVISER BEFORE ROLLING OVER, TRANSFERRING, OR CONVERTING ALL OR PART OF AN IRA TO A ROTH IRA.


     5. SEPARATE ROTH IRAS--Due to the complexity of, and proposed changes to, the tax law, it may be advantageous to maintain amounts rolled over, transferred, or converted from an IRA in separate Roth IRAs from those containing regular Roth IRA contributions. For the same reason, you should consider maintaining a separate Roth IRA for each amount rolled over, transferred, or converted from an IRA. These considerations should be balanced against the additional costs you may incur from maintaining multiple Roth IRAs. You should consult your tax adviser if you intend to contribute rollover, transfer, or conversion amounts to your Contract, or if you intend to roll over or transfer amounts from your Contract to another Roth IRA maintained for your benefit.

L. INCOME TAX CONSEQUENCES OF ROTH IRAS

     1. QUALIFIED DISTRIBUTIONS--Any "qualified distribution" from a Roth IRA is excludible from gross income. A "qualified distribution" is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after you attain 59 1/2, (b) made after your death, (c) attributable to your being disabled, or (d) a "qualified special purpose distribution" (i.e., a qualified first-time homebuyer distribution under the Code). Second, the payment or distribution must be made in a taxable year that is at least five years after (1) the first taxable year for which a contribution was made to any Roth IRA established for you, or (2) in the case of a rollover from, or a conversion of, an IRA to a Roth IRA, the taxable year in which the rollover or conversion was made if the payment or distribution is allocable (as determined in the manner set forth in guidance issued by the IRS) to the rollover contribution or conversion (or to income allocable thereto).

     2. NONQUALIFIED DISTRIBUTIONS--A distribution from a Roth IRA which is not a qualified distribution is taxed under Code Section 72 (relating to annuities), except that such distribution is treated as made first from contributions to the Roth IRA to the extent that such distribution, when added to all previous distributions from the Roth IRA, does not exceed the aggregate amount of contributions to the Roth IRA. For purposes of determining the amount taxed, (a) all Roth IRAs established for you will be treated as one contract, (b) all distributions during any taxable year from Roth IRAs established for you will be treated as one distribution, and (c) the value of the contract, income on the contract, and investment in the contract, if applicable, will be computed as of the close of the calendar year in which the taxable year begins.

     An additional tax of 10% is imposed on nonqualified distributions (including amounts deemed distributed as the result of a prohibited loan or use of your Roth IRA as security for a loan) made before the benefited individual has attained age 59 1/2, unless one of the exceptions discussed in Section N applies.

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M. TAX ON EXCESS CONTRIBUTIONS

     1. You must pay a 6% excise tax each year on excess contributions that remain in your Contract. Generally, an excess contribution is the amount contributed to your Contract that is more than you can contribute. The excess is taxed for the year of the excess contribution and for each year after that until you correct it. If contributions to your IRA for a year are more than the contribution limit, you can apply the excess contribution in one year to a later year if the contributions for that later year are less than the maximum allowed for that year.

     2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your Contract before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution. You must include in your gross income the income earned on the excess contribution.

N. TAX ON PREMATURE DISTRIBUTIONS

     There is an additional tax on premature distributions from your IRA, Roth IRA, or SIMPLE IRA, equal to 10% of the taxable amount. For premature distributions from a SIMPLE IRA made within the first 2 years you participate in a SIMPLE plan, the additional tax is equal to 25% of the amount of the premature distribution that must be included in gross income. Premature distributions are generally amounts you withdraw before you are age 59 1/2. However, the tax on premature distributions does not apply generally:

          1. To amounts that are rolled over or transferred tax free;

          2. To a distribution which is made on or after your death, or on account of you being disabled within the meaning of Code Section 72(m)(7);

          3. To a distribution which is part of a series of substantially equal periodic payments (made at least annually) over your life or your life expectancy or the joint life or joint life expectancy of you and your Beneficiary;

          4. To a distribution which is used for qualified first-time homebuyer expenses, qualified higher education expenses, certain medical expenses, or by an unemployed individual to pay health insurance premiums; or

          5. To a distribution mode during a specified time period to a reservist who is called or ordered to active duty for a period in excess of 170 days or for an indefinite period.

O. EXCISE TAX REPORTING

     Use Form 5329, Additional Taxes Attributable to Qualified Retirement Plans (Including IRAs), Annuities, and Modified Endowment Contracts, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA, SIMPLE IRA or Roth IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

P. BORROWING

     If you borrow money against your Contract or use it as security for a loan, the Contract will lose its classification as an IRA, Roth IRA, or SIMPLE IRA, whichever is applicable, and you must include in gross income the fair market value of the Contract as of the first day of your tax year. In addition, you may be subject to the tax on premature distributions described above. (Note: The Contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)

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Q. REPORTING

     We will provide you with any reports required by the Internal Revenue Service.

R. ESTATE TAX

     Generally, the value of your IRA, including your Roth IRA, is included in your gross estate for federal estate tax purposes.

S. FINANCIAL DISCLOSURE


     1. If on the enrollment application you indicated an allocation to a Subaccount, this Contract will be assessed a daily charge of an amount which will equal an aggregate of 1.50% per annum.

     2. An annual Contract Fee of $30.00 will be assessed against the Separate Account Value each Contract Year.

     3. Withdrawal charges will be assessed based on the Contract Years elapsed since the Contract was issued as described in the prospectus under the heading "Withdrawal Charge."

     4. The method used to compute and allocate the annual earnings is contained in the prospectus under the heading "Accumulation Unit Value" for Separate Account Contract Value.

     5. The growth in value of your Contract is neither guaranteed nor projected but is based on the investment experience of the Subaccounts or rates of interest as declared by Commonwealth Annuity.

GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE FIXED ACCOUNT WITH 2% GUARANTEED EACH YEAR FOR THE FIRST TEN YEARS AND 3% THEREAFTER. (TERMINATION VALUES ARE BASED ON $1,000 ANNUAL CONTRIBUTIONS AT THE BEGINNING OF EACH YEAR.)



END OF   TERMINATION   END OF   TERMINATION   END OF   TERMINATION   END OF   TERMINATION
 YEAR      VALUES*      YEAR      VALUES*      YEAR      VALUES*      YEAR      VALUES*
------   -----------   ------   -----------   ------   -----------   ------   -----------
  1           948          9         9,564       17        21,344       25        36,427
  2         1,924         10        10,794       18        23,040       26        38,575
  3         2,925         11        12,169       19        24,787       27        40,788
  4         3,956         12        13,585       20        26,587       28        43,068
  5         5,015         13        15,045       21        28,440       29        45,416
  6         6,105         14        16,550       22        30,349       30        47,834
  7         7,226         15        18,100       23        32,315
  8         8,378         16        19,698       24        34,341



*    Includes applicable withdrawal charges

GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE FIXED ACCOUNT WITH 2% GUARANTEED EACH YEAR FOR THE FIRST TEN YEARS AND 3% THEREAFTER. (TERMINATION VALUES ARE BASED ON $5,000 SINGLE PREMIUM.)



END OF   TERMINATION     END OF   TERMINATION      END OF   TERMINATION    END OF   TERMINATION
 YEAR      VALUES*        YEAR      VALUES*         YEAR      VALUES*       YEAR      VALUES*
------   -----------     ------   -----------      ------   -----------    ------   -----------
  1         4,886           9        5,910            17        7,144        25        8,781
  2         4,955          10        5,998            18        7,328        26        9,014
  3         5,075          11        6,147            19        7,518        27        9,254
  4         5,198          12        6,302            20        7,713        28        9,501
  5         5,324          13        6,460            21        7,914        29        9,756
  6         5,452          14        6,624            22        8,121        30       10,018
  7         5,584          15        6,792            23        8,334
  8         5,719          16        6,966            24        8,554

END OF   TERMINATION     END OF   TERMINATION      END OF   TERMINATION    END OF   TERMINATION
 YEAR      VALUES*        YEAR      VALUES*         YEAR      VALUES*       YEAR      VALUES*
------   -----------     ------   -----------      ------   -----------    ------   -----------
  6         5,452          14        6,624            22        8,121        30       10,018
  7         5,584          15        6,792            23        8,334
  8         5,719          16        6,966            24        8,554



*    Includes applicable withdrawal charges

                                   Appendix B

GLWB RIDER - EXAMPLE #1

THIS EXAMPLE ILLUSTRATES THE SETTING OF INITIAL AMOUNTS, THE IMPACT OF BONUSES AND STEP-UPS, THE IMPACT OF ADDITIONAL PURCHASE PAYMENTS, THE IMPACT OF NON-EXCESS AND EXCESS WITHDRAWALS, AND THE CALCULATION OF THE GLWB RIDER DEATH BENEFIT

The values shown below assume that:

- a Contract is issued with an initial Purchase Payment of $100,000 and no premium taxes apply

-    the Covered Person (or oldest Covered Person in the case of GLWB Plus For
     Two) is exact age 55 on the Date of Issue

- the Covered Person (or both surviving Covered Persons in the case of GLWB Plus For Two) lives until the beginning of the 17th Contract Year

- we do not exercise our right to increase the GLWB Rider charge on the effective date of any Step-Up of the Lifetime Income Base

The values in the shaded lines below are middle of year values (after the impact of the each assumed transaction). All other values are beginning of the year.

                                PURCHASE               HYPOTHETICAL  HYPOTHETICAL
                                 PAYMENT                 CONTRACT      CONTRACT
                   AGE OF         (NOT                     VALUE         VALUE
      CONTRACT    COVERED       INCLUDING    GROSS        BEFORE         AFTER
LINE    YEAR       PERSON         PPB)     WITHDRAWAL   TRANSACTION   TRANSACTION
----  --------  -----------     ---------  ----------  ------------  ------------
(1)       1         55          $100,000                 $     0      $104,000
(2)       2         56                                    95,000        95,000
(3)       3         57                                   110,000       110,000
(4)       4         58                                   117,500       117,500
(5)       4     Transaction #1    25,000                 110,000       136,000
(6)       5         59                                   130,000       130,000
(7)       6         60                                   115,000       115,000
(8)       7         61                                   110,000       110,000
(9)       7     Transaction #2                6,250      118,750       112,500
(10)      8         62                                   115,000       115,000
(11)      9         63                                   117,500       117,500
(12)      9     Transaction #3               10,000      125,000       115,000
(13)     10         64                                   125,000       125,000
(14)     11         65                                   135,000       135,000
(15)     12         66                                   150,000       150,000
(16)     13         67                                   135,000       135,000
(17)     13     Transaction #4                7,500      122,500       115,000
(18)     14         68                                   105,000       105,000
(19)     15         69                                   110,000       110,000
(20)     16         70                                    90,000        90,000
(21)     16     Transaction #5               10,000       75,000        65,000
(22)     17         71                                    80,000        80,000


                  LIFETIME  CONTRACT
      GUARANTEED   INCOME   VALUE ON  LIFETIME  GUARANTEED  LIFETIME
      WITHDRAWAL    BASE     STEP-UP   INCOME   WITHDRAWAL   INCOME
LINE    BALANCE     BONUS     DATE      BASE      AMOUNT     AMOUNT
----  ----------  --------  --------  --------  ----------  --------
(1)    $100,000       na       na     $100,000    $5,000       na
(2)     100,000     5,000      na      105,000     5,000       na
(3)     100,000     5,000      na      110,000     5,000       na
(4)     100,000     5,000    117,500   117,500     5,000       na
(5)     125,000       na       na      142,500     6,250       na
(6)     125,000     6,250      na      148,750     6,250       na
(7)     125,000     6,250      na      155,000     6,250       na
(8)     125,000     6,250    110,000   161,250     6,250       na
(9)     118,750       na       na      155,000     6,250       na
(10)    118,750       na       na      155,000     6,250       na
(11)    118,750       na       na      155,000     6,250       na
(12)    108,750       na       na      142,600     5,750       na
(13)    108,750       na     125,000   142,600     5,750       na
(14)    108,750       na     135,000   142,600       na       7,130
(15)    108,750       na     150,000   150,000       na       7,500
(16)    108,750       na     135,000   150,000       na       7,500
(17)    101,250       na       na      150,000       na       7,500
(18)    101,250       na     105,000   150,000       na       7,500
(19)    101,250       na     110,000   150,000       na       7,500
(20)    101,250       na     90,000    150,000       na       7,500
(21)     87,750       na       na      130,000       na       6,500
(22)     87,750       na     80,000    130,000       na       6,500

SETTING OF INITIAL AMOUNTS

Line (1) - On the Date of Issue, the Contract Value is equal to the initial Purchase Payment plus the PPB ($104,000 = $100,000 + $4,000). The initial Guaranteed Withdrawal Balance and Lifetime Income Base are set equal to the initial Purchase Payment (not including the corresponding PPB) (= $100,000). The Guaranteed Withdrawal Amount is set equal to the 5% of the Guaranteed Withdrawal Balance (5% x $100,000 = $5,000). The Lifetime Income Amount is not calculated prior to the Lifetime Income Date

DETERMINATION OF LIFETIME INCOME DATE

      - The Lifetime Income Date is the Contract Anniversary on or after the Covered Person (or oldest Covered Person in the case of GLWB Plus for Two) reaches age 65, or the Date of Issue if the Covered Person (or oldest Covered Person in the case of GLWB Plus for Two) is age 65 or older on the Date of Issue.

Line (14)   In this example the Lifetime Income Date is the first day of the
            11th Contract Year.

BONUSES & STEP-UPS

      - The Bonus Period lasts until the earlier of the 10th Contract Anniversary or the Contract Anniversary immediately following the Contract Year in which the Covered Person (or older original Covered Person in the case of GLWB Plus for Two) reaches age 80. No Bonuses will be applied after a withdrawal is taken.

      - The Step-Up Period begins on the Date of Issue and ends on the Contract Anniversary immediately following the Contract Year in which the Covered Person (or older original Covered Person in the case of GLWB Plus For Two) reaches age 90. During the Step-Up Period, Step-Up dates are scheduled for the 3rd, 6th, and 9th Contract Anniversary and every Contract Anniversary thereafter and the Lifetime Income Date.

Line (2) Since no withdrawals have been taken and the Covered Person is within the Bonus Period, the Lifetime Income Base is increased for a Bonus. The Bonus is equal to 5% of total Purchase Payments (not including corresponding PPB's) (= 5% x $100,000 = $5,000). The new Lifetime Income Base after the Bonus is equal to $105,000 (= $100,000 + $5,000). The Guaranteed Withdrawal Amount does not change after a Bonus is applied

Line (4) The 3rd Contract Anniversary is a Step-Up Date and the Contract Value ($117,500) exceeds the Lifetime Income Base after the Bonus is applied ($115,000), so the Lifetime Income Base is Stepped-Up to the Contract Value. Note that the Bonus is applied before we determine if a Step-Up applies.

Line (8) The Contract Value ($110,000) is lower than the Lifetime Income Base after the Bonus is applied ($155,000 + $6,250 = $161,250) so the Lifetime Income Base is not Stepped-Up.

Line (15)   The Contract Value ($150,000) is higher than the Lifetime Income
            Base ($142,600) so the Lifetime Income Base is Stepped-Up to equal the Contract Value. The Lifetime Income Amount is increased to equal
            5% of the new Lifetime Income Base (= 5% x $150,000 = $7,500).

TRANSACTION #1 - IMPACT OF AN ADDITIONAL PURCHASE PAYMENT

Line (5) - We increase the Guaranteed Withdrawal Balance and Lifetime Income Base by the amount of an additional Purchase Payment (not including the corresponding PPB) when we receive it. The Guaranteed Withdrawal Balance after the additional Purchase Payment is equal to $125,000 (= $100,000 + $25,000). The Lifetime Income Base after the additional Purchase Payment equals $125,000 (= $100,000 = $25,000)

            - The Guaranteed Withdrawal Amount is recalculated to equal the greater of (a) the Guaranteed Withdrawal Amount immediately before the Purchase Payment; or (b) 5% of the Guaranteed Withdrawal Balance immediately after the Purchase Payment. This is equal to $6,250 which is the greater of (a) = $5,000 or (b) = 5% x $125,000 = $6,250

TRANSACTION #2 - IMPACT OF A NON-EXCESS WITHDRAWAL TAKEN PRIOR TO THE LIFETIME INCOME DATE

      - Prior to the Lifetime Income Date, the Guaranteed Withdrawal Amount is used for the purpose of determining whether a Gross Withdrawal is a Non-Excess Withdrawal or Excess Withdrawal

Line (9) A Gross Withdrawal of $6,250 is taken in the middle of the 7th Contract Year. Since the Gross Withdrawal does not cause total Gross Withdrawals taken during the Contract Year to exceed the Guaranteed Withdrawal Amount ($6,250), the Gross Withdrawal is classified as a Non-Excess Withdrawal. According to the terms of the GLWB Rider, amounts are adjusted for a Non-Excess Withdrawal taken prior to the Lifetime Income Date, as follows:

            - The new Guaranteed Withdrawal Balance equals the Guaranteed Withdrawal Balance prior to the withdrawal minus the amount of the withdrawal ($118,750 = $125,000 - $6,250).

            - The new Lifetime Income Base is equal to the greater of (a) the Lifetime Income Base immediately prior to the withdrawal minus the amount of the withdrawal or (b) the Lifetime Income Base immediately prior to the withdrawal multiplied by the Proportional Reduction Factor*. This is equal to $155,000 which is the greater of (a) = $161,250 - $6,250 = $155,000 or (b) = $161,250 x ($112,500 /
            $118,750) = $152,763.

            - There is no change to the Guaranteed Withdrawal Amount

            * The Proportional Reduction Factor is equal to the Contract Value after the withdrawal divided by the Contract Value immediately prior to the withdrawal (= $112,500 / $118,750)

Line (9) No future Bonuses will be applied to the Lifetime Income Base after this withdrawal

TRANSACTION #3 - IMPACT OF AN EXCESS WITHDRAWAL TAKEN PRIOR TO THE LIFETIME INCOME DATE

Line (12)   A Gross Withdrawal of $10,000 is taken in the middle of the 9th
            Contract Year. Since the Gross Withdrawal exceeds the Guaranteed
            Withdrawal Amount ($6,250), the Gross Withdrawal is classified as an Excess Withdrawal. According to the terms of the GLWB Rider, amounts are adjusted for an Excess Withdrawal taken prior to the Lifetime
            Income Date, as follows:

            - The new Guaranteed Withdrawal Balance is equal to the lesser of
            (a) the Guaranteed Withdrawal Balance immediately prior to the withdrawal minus the amount of the withdrawal or (b) the Guaranteed Withdrawal Balance immediately prior to the withdrawal multiplied by the Proportional Reduction Factor*. This is equal to $108,750 which is the lesser of (a) = $118,750 - $10,000 = $108,750 or (b) =
            $118,750 x ($115,000 / $125,000) = $109,250.

            - The new Lifetime Income Base is equal to the Lifetime Income Base immediately prior to the withdrawal multiplied by the Proportional Reduction Factor ($155,000 x ($115,000 / $125,000) = $142,600). Note
            that the Lifetime Income Base decreases by more than the amount of the withdrawal.

            - The new Guaranteed Withdrawal Amount is equal to the Guaranteed Withdrawal Amount immediately prior to the withdrawal multiplied by the Proportional Reduction Factor ($6,250 x ($115,000 / $125,000) = $5,750)

            * The Proportional Reduction Factor is equal to the Contract Value after the withdrawal divided by the Contract Value immediately prior to the withdrawal (= $115,000 / $125,000)

TRANSACTION #4 - IMPACT OF A NON-EXCESS WITHDRAWAL TAKEN ON OR AFTER THE LIFETIME INCOME DATE

      - On and after the Lifetime Income Date, the Lifetime Income Amount is used for the purpose of determining whether a Gross Withdrawal is a Non-Excess Withdrawal or Excess Withdrawal

Line (9) A Gross Withdrawal of $7,500 is taken in the middle of the 13th Contract Year. Since the Gross Withdrawal does not cause total Gross Withdrawals taken during the Contract Year to exceed the Lifetime Income Amount ($7,500), the Gross Withdrawal is classified as a Non-Excess Withdrawal. According to the terms of the GLWB Rider, amounts are adjusted for a Non-Excess Withdrawal taken on or after the Lifetime Income Date, as follows:

            - The new Guaranteed Withdrawal Balance equals the Guaranteed Withdrawal Balance prior to the withdrawal minus the amount of the withdrawal ($101,250 = $108,750 - $7,500).

            - There is no change to the Lifetime Income Base

            - There is no change to the Lifetime Income Amount

TRANSACTION #5 - IMPACT OF AN EXCESS WITHDRAWAL TAKEN ON OR AFTER THE LIFETIME INCOME DATE

Line (12)   A Gross Withdrawal of $10,000 is taken in the middle of the 16th
            Contract Year. Since the Gross Withdrawal exceeds the Lifetime
            Income Amount ($7,500), the Gross Withdrawal is classified as an Excess Withdrawal. According to the terms of the GLWB Rider, amounts are adjusted for an Excess Withdrawal taken on or after the Lifetime
            Income Date, as follows:

            - The new Guaranteed Withdrawal Balance is equal to the lesser of
            (a) the Guaranteed Withdrawal Balance immediately prior to the withdrawal minus the amount of the withdrawal or (b) the Guaranteed Withdrawal Balance immediately prior to the withdrawal multiplied by the Proportional Reduction Factor*. This is equal to to $87,750 which is the lesser of (a) = $101,250 - $10,000 = $91,250 or (b) =
            $101,250 x ($65,000 / $75,000) = $87,750. Note that the Guaranteed
            Withdrawal Balance decreases by more than the amount of the withdrawal

            - The new Lifetime Income Base is equal to the Lifetime Income Base immediately prior to the withdrawal multiplied by the Proportional Reduction Factor ($150,000 x ($65,000 / $75,000) = $130,000). Note
            that Lifetime Income Base decreases by more than the amount of the withdrawal

            - The new Lifetime Income Amount is equal to 5% of the new Lifetime Income Base (5% x $130,000 = $6,500)

            * The Proportional Reduction Factor is equal to the Contract Value after the withdrawal divided by the Contract Value immediately prior to the withdrawal (= $65,000 / $75,000)

GLWB RIDER DEATH BENEFIT

      - The GLWB Rider Death Benefit may be payable on an Owner's death in certain situations identified in the GLWB Rider. If the GLWB Rider Death Benefit is payable, we will pay (or apply) the GLWB Rider Death Benefit instead of the standard death benefit or any optional death benefit elected, if the GLWB Rider Death Benefit is greater.


      - The GLWB Rider Death Benefit is equal to the greater of (a) or (b), less any premium taxes, where:

            (a) = the Contract Value on the Valuation Date we receive due proof of death; and

            (b) = the Guaranteed Withdrawal Balance on the Valuation Date we
                  receive due proof of death

Line (14)   If we were to receive due proof of death of an Owner's death on the
            11th Contract Anniversary AND the GLWB Rider Death Benefit is payable on such Owner's death in a situation identified in the GLWB
            Rider:

            - The GLWB Rider Death Benefit would be equal to $135,000 which is the greater of (a) the Contract Value ($135,000) or (b) the Guaranteed Withdrawal Balance ($108,750)

Line (20)   If we were to receive due proof of death of an Owner's death on the
            16th Contract Anniversary AND the GLWB Rider Death Benefit is payable on such Owner's death in a situation identified in the GLWB
            Rider:

            - The GLWB Rider Death Benefit would be equal to $101,250 which is the greater of (a) the Contract Value ($90,000) or (b) the Guaranteed Withdrawal Balance ($101,250)

                                   Appendix C

GLWB RIDER - EXAMPLE #2

THIS EXAMPLE ILLUSTRATES A SITUATION WHERE THE BENEFIT PHASE START DATE OCCURS PRIOR TO THE LIFETIME INCOME DATE

The values shown below assume that:

- a Contract is issued with an initial Purchase Payment of $150,000 and no premium taxes apply

-    the Covered Person (or oldest Covered Person in the case of GLWB Plus For
     Two) is exact age 55 on the Date of Issue

- the Covered Person (or both surviving Covered Persons in the case of GLWB Plus For Two) lives until the Benefit Period Start Date

- Non-Excess Withdrawals equal to the Guaranteed Withdrawal Amount are taken in the middle of each Contract Year

                                                   BEGINNING OF YEAR VALUES
                         -----------------------------------------------------------------------------
                         PURCHASE
                          PAYMENT                             LIFETIME  CONTRACT
                 AGE OF    (NOT     HYPOTHETICAL  GUARANTEED   INCOME   VALUE ON  LIFETIME  GUARANTEED
      CONTRACT  COVERED  INCLUDING    CONTRACT    WITHDRAWAL    BASE     STEP-UP   INCOME   WITHDRAWAL
LINE    YEAR     PERSON     PPB)       VALUE        BALANCE     BONUS     DATE      BASE      AMOUNT
----  --------  -------  ---------  ------------  ----------  --------  --------  --------  ----------
(1)      1         55    $150,000    $156,000      $150,000      na        na     $150,000    $7,500
(2)      2         56                 127,000       142,500      na        na      142,500     7,500
(3)      3         57                 111,000       135,000      na        na      135,000     7,500
(4)      4         58                  95,000       127,500      na      95,000    127,500     7,500
(6)      5         59                  67,000       120,000      na        na      120,000     7,500
(7)      6         60                  30,000       112,500      na        na      112,500     7,500
(8)      7         61                  18,000       105,000      na      18,000    105,000     7,500
(10)     8         62                  11,000        97,500      na        na       97,500     7,500
(11)     9                              3,000        90,000      na        na        na         na
(12)  Benefit Period Start Date
(13)  Benefit Period Start Date + 1 Month
(14)  Benefit Period Start Date + 2 Months
(15)  etc

        MIDDLE OF YEAR VALUES       BENEFIT PHASE
      ------------------------  ----------------------
      HYPOTHETICAL
        CONTRACT
          VALUE                   MONTHLY   GUARANTEED
         BEFORE        GROSS    SETTLEMENT  WITHDRAWAL
LINE   WITHDRAWAL   WITHDRAWAL    PAYMENT     BALANCE
----  ------------  ----------  ----------  ----------
(1)     $141,500       7,500          na
(2)      119,000       7,500          na
(3)      103,000       7,500          na
(4)       81,000       7,500          na
(6)       48,500       7,500          na
(7)       24,000       7,500          na
(8)       14,500       7,500          na
(10)      10,000       7,500          na
(11)       2,300       2,300          na      $87,700
(12)                               5,825       81,875
(13)                                 625       81,250
(14)                                 625       80,625
(15)

SETTING OF INITIAL AMOUNTS

Line (1) - On the Date of Issue, the Contract Value is equal to the initial Purchase Payment plus the PPB ($156,000 = $150,000 + $6,000). The initial Guaranteed Withdrawal Balance and Lifetime Income Base are set equal to the initial Purchase Payment (not including the correspoding PPB) (= $150,000). The Guaranteed Withdrawal Amount is set equal to the 5% of the Guaranteed Withdrawal Balance (5% x $150,000 = $7,500). The Lifetime Income Amount is not calculated prior to the Lifetime Income Date so it is not shown above.

            - In this example, the Lifetime Income Date would be the first day of the 11th Contract Year (the Contract Anniversary on or after the Covered Person (or oldest Covered Person in the case of GLWB Plus for Two) reaches age 65)

BONUSES & STEP-UPS

Line (2) No Bonuses are applied to the Lifetime Income Base in this example because a withdrawal is taken in the 1st Contract Year (no future Bonuses are applied to the Lifetime Income Base after a withdrawal).

Line (4) The Contract Value on the 3rd Contract Anniversary (a scheduled Step-Up Date that is within the Step-Up Period) is less than the Lifetime Income Base so the Lifetime Income Base is not Stepped-Up.

BENEFIT PHASE START DATE

Line (11)   - A Gross Withdrawal of $2,300 is taken in the middle of the 9th
            Contract Year reducing the Contract Value to zero. This withdrawal is a Non-Excess Withdrawal because it does not cause total Gross
            Withdrawals taken during the Contract Year to exceed the Guaranteed
            Withdrawal Amount ($7,500). The Guaranteed Withdrawal Balance is reduced by the amount of the Gross Withdrawal ($90,000 - $2,300 =
            $87,700).

            - The Contract enters the Benefit Phase because the Contract Value has been reduced to zero due to a Non-Excess Withdrawal and the remaining Guaranteed Withdrawal Balance is greater than zero. The date that the Contract enters the Benefit Phase is called the Benefit Phase Start Date. The GLWB Rider is terminated on the Benefit Phase Start Date; the remaining Guaranteed Withdrawal Balance and Guaranteed Withdrawal Amount are stored for use in the Benefit Phase. All other GLWB Rider amounts cease to exist on the Benefit Phase Start Date because the GLWB Rider is terminated.

Line (12)   - The remaining Guaranteed Withdrawal Balance immediately following the final Gross Withdrawal is greater than $2,000. Therefore, the first monthly Settlement Payment is equal $5,825 which is the lesser of (a) the Guaranteed Withdrawal Amount minus total Gross
            Withdrawals taken during the current Contract Year plus the Guaranteed Withdrawal Amount divided by twelve, ($7,500 - $2,300 +
            $7,500 / 12 = $5,825) or (b) the remaining Guaranteed Withdrawal
            Balance ($87,700). The remaining Guaranteed Withdrawal Balance after the first monthly Settlement Payment is equal to remaining
            Guaranteed Withdrawal Balance after the final Gross Withdrawal minus the amount of the first monthly Settlement Payment ($81,875 =
            $87,700 - $5,825)

            - Note that the total amount received on the Benefit Phase Start Date ($8,125) is equal to the amount of the final Gross Withdrawal ($2,300) plus the first monthly Settlement Payment ($5,825)

Line (15)   Monthly Settlement Payments will continue until the Guaranteed
            Withdrawal Balance is reduced to zero. If the Covered Person dies before the Guaranteed Withdrawal Balance is reduced to zero, monthly
            Settlement Payments will continue to the Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero

                                   Appendix D

GLWB RIDER - EXAMPLE #3

THIS EXAMPLE ILLUSTRATES A SITUATION WHERE THE BENEFIT PHASE START DATE OCCURS AFTER THE LIFETIME INCOME DATE

The values shown below assume that:

- a Contract is issued with an initial Purchase Payment of $120,000 and no premium taxes apply

-    the Covered Person (or oldest Covered Person in the case of GLWB Plus For
     Two) is exact age 68 on the Date of Issue

- the Covered Person (or both surviving Covered Persons in the case of GLWB Plus For Two) lives until the Benefit Period Start Date

- Non-Excess Withdrawals equal to the Lifetime Income Amount are taken in the middle of each Contract Year

                                                   BEGINNING OF YEAR VALUES
                         ---------------------------------------------------------------------------
                         PURCHASE
                          PAYMENT                             LIFETIME  CONTRACT
                 AGE OF    (NOT     HYPOTHETICAL  GUARANTEED   INCOME   VALUE ON  LIFETIME  LIFETIME
      CONTRACT  COVERED  INCLUDING    CONTRACT    WITHDRAWAL    BASE     STEP-UP   INCOME    INCOME
LINE    YEAR     PERSON     PPB)        VALUE       BALANCE     BONUS     DATE      BASE     AMOUNT
----  --------  -------  ---------  ------------  ----------  --------  --------  --------  --------
(1)      1         68     $120,000   $124,800      $120,000      na     $124,800  $124,800   $6,240
(2)      2         69                 122,000       113,760      na        na      124,800    6,240
(3)      3         70                 111,000       107,520      na        na      124,800    6,240
(4)      4         71                  95,000       101,280      na       95,000   124,800    6,240
(6)      5         72                  67,000        95,040      na        na      124,800    6,240
(7)      6         73                  30,000        88,800      na        na      124,800    6,240
(8)      7         74                  18,000        82,560      na       18,000   124,800    6,240
(10)     8         75                  11,000        76,320      na        na      124,800    6,240
(11)     9                              4,000        70,080      na        na        na        na
(12)  Benefit Period Start Date
(13)  Benefit Period Start Date + 1 Month
(14)  Benefit Period Start Date + 2 Months
(15)  etc

        MIDDLE OF YEAR VALUES        BENEFIT PHASE
      ------------------------  ----------------------
      HYPOTHETICAL
       CONTRACT
          VALUE                   MONTHLY   GUARANTEED
         BEFORE        GROSS    SETTLEMENT  WITHDRAWAL
LINE   WITHDRAWAL   WITHDRAWAL    PAYMENT     BALANCE
----  ------------  ----------  ----------  ----------
(1)    $123,400       $6,240          na
(2)     116,500        6,240          na
(3)     103,000        6,240          na
(4)      81,000        6,240          na
(6)      48,500        6,240          na
(7)      24,000        6,240          na
(8)      14,500        6,240          na
(10)     10,000        6,240          na
(11)      3,800        3,800          na       66,280
(12)                               2,960       63,320
(13)                                 520       62,800
(14)                                 520       62,280
(15)

SETTING OF INITIAL AMOUNTS

Line (1) - On the Date of Issue, the Contract Value is equal to the initial Purchase Payment plus the PPB ($124,800 = $120,000 + $4,800). The initial Guaranteed Withdrawal Balance and Lifetime Income Base are set equal to the initial Purchase Payment (not including the corresponding PPB) of $120,000. In this example, the Lifetime Income Date is equal to the Date of Issue as the Covered Person (or oldest Covered Person in the case of GLWB Plus for Two) is older than age 65 on the Date of Issue. Because the Lifetime Income Date is a Step-Up Date and the Covered Person is within the Step-Up Period, the Contract Value is compared to the Lifetime Income Base to see if a Step-Up applies. The Contract Value ($124,800) is larger than the initial Lifetime Income Base ($120,000), so the Lifetime Income Base is Stepped-Up to the Contract Value ($124,800). The Lifetime Income Amount is set equal to the 5% of the Lifetime Income Base (5% x $124,800 = $6,240). The Guaranteed Withdrawal Amount is not calculated on or after the Lifetime Income Date so it is not shown above.

BONUSES & STEP-UPS

Line (2) No Bonuses are applied to the Lifetime Income Base in this example because a withdrawal is taken in the 1st Contract Year (no future Bonuses are applied to the Lifetime Income Base after a withdrawal).

Line (4) The Contract Value on the 3rd Contract Anniversary (a scheduled Step-Up Date that is within the Step-Up Period) is less than the Lifetime Income Base so the Lifetime Income Base is not Stepped-Up.

BENEFIT PHASE START DATE

Line (11)   - A Gross Withdrawal of $3,800 is taken in the middle of the 9th
            Contract Year reducing the Contract Value to zero. This withdrawal is a Non-Excess Withdrawal because it does not cause total Gross
            Withdrawals taken during the Contract Year to exceed the Lifetime
            Income Amount ($6,240). The Guaranteed Withdrawal Balance is reduced by the amount of the Gross Withdrawal ($70,080 - $3,800 = $66,280).

            - The Contract enters the Benefit Phase because the Contract Value has been reduced to zero due to a Non-Excess Withdrawal and the Lifetime Income Amount is greater than zero. The date that the Contract enters the Benefit Phase is called the Benefit Phase Start Date. The GLWB Rider is terminated on the Benefit Phase Start Date; the remaining Guaranteed Withdrawal Balance and Lifetime Income Amount are stored for use in the Benefit Phase. All other GLWB Rider amounts cease to exist on the Benefit Phase Start Date because the GLWB Rider is terminated.

Line (12)   - The first monthly Settlement Payment is equal to the Lifetime
            Income Amount minus total Gross Withdrawals taken during the current
            Contract Year plus the Lifetime Income Amount divided by twelve.
            This is equal to $2,960 (= $6,240 - $3,800 + $6,240 / 12). The remaining Guaranteed Withdrawal Balance after the first monthly
            Settlement Payment is equal to remaining Guaranteed Withdrawal
            Balance after the final Gross Withdrawal minus the amount of the first monthly Settlement Payment ($63,320 = $66,280 - $2,960)

            - Note that the total amount received on the Benefit Phase Start Date ($6,760) is equal to the amount of the final Gross Withdrawal ($3,800) plus the first monthly Settlement Payment ($2,960)

Line (15)   Monthly Settlement Payments will continue until the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB
            Plus for Two). If the Covered Person dies before the Guaranteed
            Withdrawal Balance is reduced to zero, monthly Settlement Payments will continue to the Beneficiary until the Guaranteed Withdrawal
            Balance is reduced to zero.

                       STATEMENT OF ADDITIONAL INFORMATION

                                   JULY 20, 2007

                                   -----------

                       FLEXIBLE PREMIUM FIXED AND VARIABLE
                           DEFERRED ANNUITY CONTRACTS

                                   -----------

                                    ISSUED BY
                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
                               IN CONNECTION WITH
                     COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

         HOME OFFICE:                   SERVICE CENTER MAILING ADDRESS:
         132 Turnpike Road, Suite 210   P.O. Box 758550
         Southborough, MA 01772         Topeka, Kansas 66675-8550
         1-866-297-7531                 1-800-457-8803

     This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the Separate Account dated July 20, 2007. The Prospectus may be obtained from Commonwealth Annuity and Life Insurance Company by writing or calling the Service Center address or telephone number listed above.



TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----
SERVICES TO THE SEPARATE ACCOUNT                                               2
STATE REGULATION                                                               2
EXPERTS                                                                        2
FINANCIAL STATEMENTS                                                           3
FINANCIAL STATEMENTS OF COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
APPENDIX A STATE PREMIUM TAX CHART                                           110


                        SERVICES TO THE SEPARATE ACCOUNT

     Commonwealth Annuity and Life Insurance Company ("Commonwealth Annuity") maintains the books and records of Commonwealth Annuity Separate Account A (the "Separate Account"). Commonwealth Annuity holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of Commonwealth Annuity. Commonwealth Annuity maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the Contract fees and charges described in the Prospectus, are borne by Commonwealth Annuity.

     The independent registered public accounting firm for the Separate Account is PricewaterhouseCoopers LLC, 125 High Street, Boston, MA 02110.

     Because Epoch Securities, Inc. and Commonwealth Annuity Separate Account A were not in existence as of December 31, 2006, Epoch Securities, Inc. did not receive any compensation from Commonwealth Annuity Separate Account A in connection with the sale of the Contracts.

                                STATE REGULATION

     Commonwealth Annuity is subject to the laws of Massachusetts governing insurance companies and to regulation by the Massachusetts Department of Insurance. An annual statement in a prescribed form is filed with the Massachusetts Department of Insurance each year. Commonwealth Annuity's books and accounts are subject to review by the Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, Commonwealth Annuity is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                     EXPERTS

     The financial statements of Commonwealth Annuity at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in this Statement of Additional Information have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, 125 High Street, Boston MA 02110, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

     This Statement of Additional Information contains financial statements for Commonwealth Annuity. The financial statements of Commonwealth Annuity should be considered primarily as bearing on our ability to meet our obligations under the Contract. The Contracts are not entitled to participate in our earnings, dividends, or surplus. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

     Because the Separate Account was not in existence as of December 31, 2006, we have not included in this Statement of Additional Information financial statements for the Separate Account.

                                   APPENDIX A


                             STATE PREMIUM TAX CHART

                       RATE OF TAX
                -------------------------
                QUALIFIED   NON-QUALIFIED
STATE             PLANS        PLANS
-------------   ---------   -------------
California         0.50%*      2.35%*
Maine                --        2.00%
Nevada               --        3.50%*
South Dakota         --        1.25%**
West Virginia      1.00%*      1.00%*
Wyoming              --        1.00%


----------
* Taxes will be assessed when annuity benefits commence. We reserve the right to deduct taxes earlier if such taxes are assessed by the state.

**   The Tax Rate is 0.08% on annuity considerations in excess of $500,000

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholder of Commonwealth Annuity and Life Insurance Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholder's equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Commonwealth Annuity and Life Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
April 23, 2007

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

                                                                   SUCCESSOR   SUCCESSOR
DECEMBER 31,                                                          2006        2005
----------------------------------------------------------------------------------------
(In millions)
ASSETS
   Investments:
      Fixed maturities at fair value (amortized cost of $1,075.4
         and $1,275.6 in 2006 and 2005, respectively)              $ 1,071.1   $ 1,275.6
      Equity securities at fair value (cost of $64.4 in 2006)           65.7          --
      Policy loans                                                     117.0       115.6
      Other long-term investments                                         --         0.6
                                                                   ---------   ---------
         Total investments                                           1,253.8     1,391.8
                                                                   ---------   ---------
   Cash and cash equivalents                                            58.9       123.2
   Accrued investment income                                            12.9        20.8
   Reinsurance receivable on paid and unpaid losses, benefits,
      unearned premiums and modified coinsurance                     2,174.8       806.7
   Value of business acquired (intangible)                             274.4       318.5
   Deferred policy acquisition costs                                   103.6          --
   Deferred federal income taxes                                       157.9       172.3
   Other assets                                                         17.9         8.6
   Separate account assets                                           7,894.5     8,578.3
                                                                   ---------   ---------
         Total assets                                              $11,948.7   $11,420.2
                                                                   =========   =========

LIABILITIES
   Policy liabilities and accruals:
      Future policy benefits                                       $ 3,411.0   $ 2,351.2
      Outstanding claims and losses                                     12.9        13.1
      Unearned premiums                                                  1.0         1.7
      Contractholder deposit funds and other policy liabilities         52.7        70.3
                                                                   ---------   ---------
         Total policy liabilities and accruals                       3,477.6     2,436.3
                                                                   ---------   ---------
   Accrued expenses and other liabilities                               89.7        66.8
   Reinsurance payable                                                   4.5         7.1
   Separate account liabilities                                      7,894.5     8,578.3
                                                                   ---------   ---------
         Total liabilities                                         $11,466.3   $11,088.5
                                                                   ---------   ---------
Commitments and contingencies (Notes 19 and 20)

SHAREHOLDER'S EQUITY
   Common stock, $1,000 par value, 10,000 shares authorized,
      2,526 shares issued and outstanding                          $     2.5   $     2.5
   Additional paid-in capital                                          416.9       329.9
   Accumulated other comprehensive loss                                 (1.2)         --
   Retained earnings (deficit)                                          64.2        (0.7)
                                                                   ---------   ---------
         Total shareholder's equity                                    482.4       331.7
                                                                   ---------   ---------
         Total liabilities and shareholder's equity                $11,948.7   $11,420.2
                                                                   =========   =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          SUCCESSOR   PREDECESSOR   PREDECESSOR
FOR THE YEARS ENDED DECEMBER 31,                             2006         2005          2004
-----------------------------------------------------------------------------------------------
(In millions)
REVENUES
   Premiums                                                 $   --       $ 36.9        $ 39.5
   Universal life and investment product policy fees         233.0        244.6         280.0
   Net investment income                                     110.5        192.6         217.5
   Net realized investment (losses)/gains                     (7.3)        22.9           8.6
   Other income                                               20.7         33.0          40.2
                                                          -------------------------------------
      Total revenues                                         356.9        530.0         585.8
                                                          -------------------------------------
BENEFITS, LOSSES AND EXPENSES
   Policy benefits, claims, losses and loss adjustment
      expenses                                               105.2        239.4         231.1
   Policy acquisition expenses                                39.0        111.8         120.8
   Interest on trust instruments supported by funding
      obligations                                               --         19.6          51.8
   Losses on derivative instruments                           46.7          2.3           0.6
   Other operating expenses                                   74.9        148.6         170.3
                                                          -------------------------------------
      Total benefits, losses and expenses                    265.8        521.7         574.6
                                                          -------------------------------------
   Income before federal income taxes and cumulative
      effect of change in accounting principle                91.1          8.3          11.2
                                                          -------------------------------------
FEDERAL INCOME TAX EXPENSE (BENEFIT)
   Current                                                      --        (34.1)        (80.5)
   Deferred                                                   26.2          1.1          44.7
                                                          -------------------------------------
      Total federal income tax expense (benefit)              26.2        (33.0)        (35.8)
                                                          -------------------------------------
Income before cumulative effect of change in accounting
   principle                                                  64.9         41.3          47.0
Cumulative effect of change in accounting principle,
   net of tax benefit of $30.8 in 2004                          --           --         (57.2)
                                                          -------------------------------------
Net income (loss)                                           $ 64.9       $ 41.3        $(10.2)
                                                          =====================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS. SEE NOTE 5 FOR PROFORMA 2005 SUCCESSOR INCOME STATEMENT.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                              ADDITIONAL              ACCUMULATED OTHER       TOTAL
                                     COMMON     PAID-IN    RETAINED     COMPREHENSIVE     SHAREHOLDER'S
(IN MILLIONS)                         STOCK     CAPITAL    EARNINGS         LOSS              EQUITY
-------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2004            $2.5     $1,075.0     $140.9         $(23.5)           $1,194.9
Return of capital                                 (75.0)                                        (75.0)
Net loss                                                     (10.2)                             (10.2)
Other comprehensive income:
Net unrealized gains                                                          7.0                 7.0
Minimum pension liability                                                    (4.6)               (4.6)
                                     ------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2004          $2.5     $1,000.0     $130.7         $(21.1)           $1,112.1
                                     ==================================================================
Net income                                                    41.3                               41.3
Other comprehensive income:
Net unrealized losses                                                       (24.1)              (24.1)
Minimum pension liability                         (38.3)                     24.9               (13.4)
Distribution of subsidiaries                     (385.8)     (72.8)          26.4              (432.2)
                                     ------------------------------------------------------------------
BALANCE AT DECEMBER 30, 2005          $2.5     $  575.9     $ 99.2         $  6.1            $  683.7
Purchase accounting adjustments                  (246.0)     (99.9)          (6.1)             (352.0)
                                     ------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2005          $2.5     $  329.9     $ (0.7)        $   --            $  331.7
                                     ==================================================================
Net income                                                    64.9                               64.9
Other comprehensive income:
Net unrealized losses                                                        (1.2)               (1.2)
Capital Contribution                               87.0                                          87.0
                                     ------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2006          $2.5     $  416.9     $ 64.2         $ (1.2)           $  482.4
                                     ==================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                    SUCCESSOR   PREDECESSOR   PREDECESSOR
FOR THE YEARS ENDED DECEMBER 31,                                       2006         2005         2004
---------------------------------------------------------------------------------------------------------
(In millions)
                                                                    -------------------------------------
Net income (loss)                                                     $64.9        $ 41.3       $(10.2)
                                                                    -------------------------------------
Other comprehensive income (loss):
   Available-for-sale securities, net of policyholder amounts:
      Net depreciation during the period                               (2.0)        (84.0)       (19.9)
      Benefit provision for deferred federal income taxes               0.8          29.4          6.9
                                                                    -------------------------------------
   Total available-for-sales securities                                (1.2)        (54.6)       (13.0)
                                                                    -------------------------------------
   Derivative instruments:
      Net (depreciation) appreciation during the period                  --          77.8         30.7
      (Provision) benefit for deferred federal income taxes              --         (27.2)       (10.7)
                                                                    -------------------------------------
   Total derivative instruments                                          --          50.6         20.0
                                                                    -------------------------------------
Net unrealized (depreciation) appreciation                             (1.2)         (4.0)         7.0
                                                                    -------------------------------------
   Minimum pension liability:
      Decrease (increase) in minimum pension liability                   --          48.0         (7.1)
      (Provision) benefit for deferred federal income taxes              --         (16.8)         2.5
                                                                    -------------------------------------
   Total minimum pension liability                                       --          31.2         (4.6)
                                                                    -------------------------------------
Other comprehensive (loss) income                                      (1.2)         27.2          2.4
                                                                    -------------------------------------
Purchase accounting adjustments                                          --          (6.1)          --
                                                                    -------------------------------------
Comprehensive income (loss)                                           $63.7        $ 62.4       $ (7.8)
                                                                    =====================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                SUCCESSOR   PREDECESSOR   PREDECESSOR
FOR THE YEARS ENDED DECEMBER 31,                                                   2006         2005          2004
---------------------------------------------------------------------------------------------------------------------
(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                            $    64.9    $   41.3       $ (10.2)
   Adjustments to reconcile net income (loss) to net cash used in operating activities:
      Net realized investment losses (gains)                                          7.3       (22.9)         (8.6)
      Losses (gains) on derivative instruments                                         --         0.3          (1.2)
      Losses on futures contracts                                                      --          --          25.1
      Non cash derivative activity                                                   28.5          --            --
      Net accretion of premiums on investment                                        (0.8)         --            --
      Net amortization and depreciation                                              39.0        20.9          27.9
      Interest credited to contractholder deposit funds and trust instruments
         supported by funding obligations                                              --        21.1          46.1
      Deferred federal income taxes                                                  26.2         1.1          44.7
      Change in deferred acquisition costs                                         (110.0)      163.9         128.3
      Change in premiums and notes receivable, net of reinsurance premiums
         payable                                                                     (2.6)        1.6          (0.3)
      Change in accrued investment income                                             7.9        19.7           8.9
      Change in policy liabilities and accruals, net                              1,053.6      (330.3)       (322.0)
      Change in reinsurance receivable and modified coinsurance                  (1,362.9)      (84.4)         56.3
      Change in expenses and taxes payable                                           (5.6)       16.2         (85.9)
      Other, net                                                                     (5.6)       15.3          24.6
                                                                                ---------    --------       -------
         Net cash used in operating activities                                     (260.1)     (136.2)        (66.3)
                                                                                ---------    --------       -------
CASH FLOWS FROM INVESTING ACTIVITIES
      Proceeds from disposals and maturities of fixed maturities                  2,206.0     1,561.0         967.9
      Proceeds from disposals of equity securities                                     --         1.7           8.8
      Proceeds from disposals of other investments                                    0.6        25.7          43.0
      Proceeds from mortgages sold, matured or collected                               --         9.6          58.7
      Purchase of available-for-sale fixed maturities                            (2,012.1)     (686.0)       (762.1)
      Purchase of equity securities                                                 (64.4)       (0.1)         (2.7)
      Purchase of other investments                                                  (1.4)       (8.8)         (5.0)
      Capital expenditures                                                           (1.5)       (7.7)         (5.8)
      Net payments related to margin deposits on derivative instruments              (0.1)      (39.7)         (4.9)
      Other investing activities, net                                                  --         0.3           0.2
                                                                                ---------    --------       -------
         Net cash provided by investing activities                                  127.1       856.0         298.1
                                                                                ---------    --------       -------
CASH FLOWS FROM FINANCING ACTIVITIES
      Withdrawals from contractholder deposit funds                                 (17.6)       (1.7)       (183.4)
      Withdrawals from trust instruments supported by funding obligations              --      (651.5)       (182.7)
      Change in collateral related to securities lending program                       --      (109.6)       (138.4)
      Capital (dividend) contribution                                                86.3      (114.7)           --
                                                                                ---------    --------       -------
      Net cash provided by (used in) financing activities                            68.7      (877.5)       (504.5)
                                                                                ---------    --------       -------
      Net change in cash and cash equivalents                                       (64.3)     (157.7)       (272.7)
      Cash and cash equivalents, beginning of period                                123.2       280.9         553.6
                                                                                ---------    --------       -------
      Cash and cash equivalents, end of period                                  $    58.9    $  123.2       $ 280.9
                                                                                =========    ========       =======
SUPPLEMENTAL CASH FLOW INFORMATION
      Income tax refunds                                                        $      --    $   42.5       $  52.0

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1.   ORGANIZATION

On September 1, 2006, Allmerica Financial Life Insurance and Annuity Company ("AFLIAC") changed its name to Commonwealth Annuity and Life Insurance Company (the "Company"). The Company is a stock life insurance company organized under the laws of Massachusetts. At December 31, 2006, the Company manages blocks of variable annuity, variable universal life and minor blocks of group retirement products.

On December 30, 2005, The Goldman Sachs Group, Inc. ("Goldman Sachs") acquired all outstanding common shares of the Company from The Hanover Insurance Group ("THG") (the "Transaction"). Prior to December 1, 2005 THG was named Allmerica Financial Corporation. Immediately preceding the Transaction, the Company distributed its ownership in certain wholly-owned subsidiaries, First Allmerica Financial Life Insurance Company ("FAFLIC"), VeraVest Investments, Inc. ("VeraVest"), and Allmerica Financial Investment Management Services, Inc ("AFIMS") directly to THG as a dividend to shareholders. The Company's remaining non-insurance subsidiaries were distributed to FAFLIC as a capital contribution prior to the Transaction.

Concurrent with the Transaction, the Company entered into several servicing agreements to provide certain support of its business. Transitional service agreements with THG provided operational support, system and policy conversion support, accounting and other services until December 31, 2006. An operational servicing agreement was executed with Security Benefit Life Insurance Company ("Se2") on December 30, 2005, to provide customer and agent support and perform other key policy administration and operational functions. As of December 31, 2006, these operational functions have been transferred to Se2.

The Company has a management services agreement with its affiliate, Goldman Sachs & Co ("GSCO"). Under this services agreement, GSCO provides support to the Company in administrative, legal, compliance, technology, operations, financial reporting, human resources, risk management and other areas. The Company has engaged its affiliate, Goldman Sachs Asset Management, L.P. ("GSAM") to oversee its investment portfolio and provide investment management services.

The Company has a coinsurance agreement with its affiliate, Columbia Capital Life Reinsurance Company ("Columbia"), whereby it cedes 100% of its fixed-only deferred annuity insurance business (see Note 15 - Reinsurance) to Columbia as at November 1, 2006.

2.   BASIS OF PRESENTATION

The accompanying audited financial statements have been prepared in accordance with generally accepted accounting principles ("US GAAP"). The transaction was accounted for using the purchase method under Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") and "pushed down" to the Company's financial statements. Under the purchase method of accounting, assets acquired and liabilities assumed were recorded at estimated fair value at the date of purchase, and updated as of December 31, 2006. Consequently, the Company experienced decreased amortization of acquisition expenses as compared to historical experience when it was owned by THG. See Note 5 - Proforma, for a proforma income statement containing the changes.

Prior to December 30, 2005, the consolidated accounts of the Company included the accounts of FAFLIC and certain wholly-owned non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries). In the accompanying financial statements, "predecessor" information includes these subsidiaries, while "successor" information represents the Company on a stand-alone basis and includes purchase accounting adjustments as indicated in
Note 3 - Purchase Accounting.

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

3.   PURCHASE ACCOUNTING

Goldman Sachs' acquisition of the Company is accounted for by applying SFAS No. 141 through "push down" accounting. Included in the following table is value of business acquired ("VOBA"), which represents the present value of future profits embedded in the acquired contracts. See Note 14 - Value of Business Acquired, for further explanation of VOBA. The assessment of fair value in accordance with SFAS No. 141 included the establishment of intangible assets for VOBA and various state licenses. No specific goodwill was recognized as a result of this assessment. See Note 4 - Summary of Significant Accounting Policies, for further discussion of Goodwill. In accordance with SFAS No. 141 and Accounting Principles Board ("APB") Opinion No. 16 "Business Combinations," the purchase allocation period to identify and record fair value for all assets acquired and liabilities assumed should usually not exceed one year from the transaction date. At the conclusion of 2006, additional balance sheet adjustments were identified. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of December 30, 2005 and purchase accounting adjustments made for the year ended December 31, 2006.

                                                       EFFECT OF      PROFORMA
                                       DECEMBER 30,   ADJUSTMENTS   DECEMBER 31,
FAIR VALUE                                 2005         IN 2006         2005
--------------------------------------------------------------------------------
(In millions)
Assets:
Total investments at market value        $ 1,391.8      $   --       $ 1,391.8
Cash and cash equivalents                    123.2          --           123.2
VOBA                                         318.5       (12.4)          306.1
Other assets at fair value(1)              1,007.5        18.4         1,025.9
Separate account assets                    8,578.3          --         8,578.3
                                       -----------------------------------------
   Total assets acquired                  11,419.3         6.0        11,425.3
Liabilities:
Policyholder account balances              2,436.3         5.3         2,441.6
Other liabilities at fair value               72.3          --            72.3
Separate account liabilities               8,578.3          --         8,578.3
                                       -----------------------------------------
   Total liabilities assumed              11,086.9         5.3        11,092.2
Total purchase price                     $   332.4      $  0.7       $   333.1
                                       =========================================

(1) Adjustment reflects the combined effect of adjustment to the deferred tax asset (see Note 11), receivables from reinsurers and other accounts receivable.

PURCHASE PRICE:
----------------------------------------------
(In millions)
Initial payment of purchase price       $262.0
FAFLIC ceding commission                   8.6
Direct transaction expenses                6.9
Additional deferred purchase price        54.9
Purchase accounting final adjustments      0.7
                                        ------
Total purchase price                    $333.1
                                        ======

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A. VALUATION OF INVESTMENTS

In accordance with the provisions of SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, ("SFAS No. 115"), the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale, or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Fixed maturities and equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income, a separate component of shareholder's equity. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Policy loans are carried principally at unpaid principal balances.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk and that meet the conditions for separate account reporting under American Institute of Certified Public Accountants ("AICPA") Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contract and for Separate Accounts" ("SOP 03-1"), are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary decline in value of a specific investment is deemed to have occurred, the Company reduces the cost basis of the investment to fair value. This reduction is permanent and is recognized as a realized investment loss. Realized investment gains and losses related to separate accounts that meet the conditions for separate account reporting under SOP 03-01 accrue to and are borne by the contract holder.

     B. CLOSED BLOCK

The predecessor Consolidated Statements of Operations include the activity of the FAFLIC Closed Block of participating policies. The FAFLIC Closed Block consists of certain individual life insurance participating policies, individual deferred annuities and supplemental contracts not involving life contingencies, which were in force as of the October 16, 1995 demutualization.

The purpose of the Closed Block is to protect the policy dividend expectations of such FAFLIC dividend paying policies and contracts. FAFLIC allocated to the Closed Block assets in an amount that is expected to produce cash flows which, together with future revenues from the Closed Block business, are reasonably sufficient to support the Closed Block Business.

Following the Transaction, there is no impact to the successor financial statements as the Closed Block remains with FAFLIC.

     C. FINANCIAL INSTRUMENTS

Financial instruments are reflected in the balance sheet on a trade-date basis and consist of financial instruments carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). In the normal course of business, the Company enters into transactions involving various types of financial instruments, including U.S. government and agency securities, liquid mortgage products, investment-grade corporate bonds, money market securities, state, municipal and provincial obligations, high yield mutual funds, swap contracts, option contracts and futures contracts. Quoted market prices in active markets are the best evidence of fair value and the Company used them when available. If quoted market prices in active markets are not available, valuations are based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. These instruments involve credit risk and are also subject to risk of loss due to interest rate and foreign currency fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     D. DERIVATIVES AND HEDGING ACTIVITIES

As of the Transaction, the Company entered into certain over-the-counter ("OTC") derivatives, primarily equity put options and interest rate swaptions, to hedge certain equity market, credit and interest rate risk. None of these post-transaction instruments qualify for hedge accounting, and are carried at fair value or amounts that approximate fair value.

Fair values of the Company's exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using models. The selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by pricing models to market transactions. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Where the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the Company believes that the transaction price is the best estimate of fair value at inception. Subsequent to initial recognition, the Company only updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other evidence such as empirical market data. In circumstances where the Company cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value. As markets continue to develop and more pricing information becomes available, the Company continues to review and refine the models used.

In November 2006, per the investment management agreement with GSAM, the Company began to trade futures contracts. Exchange-traded futures and options are effected through a regulated exchange and positions are marked to market on a daily basis. The Company has little exposure to credit-related losses in the event of nonperformance by counter-parties to such financial instruments. From time to time, futures contracts are terminated. The termination of such contracts would be recognized in income as they are marked to market on a daily basis. Terminations would not materially impact earnings as any payment due upon termination represents one day of market exposure. The clearinghouse guarantees the performance of both counterparties which mitigates credit risk.

Prior to December 30, 2005, the Company held foreign currency exchange swaps, futures and options to hedge its trust instruments supported by funding obligations and investments denominated in foreign currencies, as well as exchange-traded equity futures to hedge guaranteed minimum death benefits ("GMDB") and interest rate risk. All of these derivatives were recognized on the balance sheet at their fair value. On the date the derivative contract was entered into, the Company designated the derivative as (1) a hedge of the fair value of a recognized asset or liability ("fair value" hedge); (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge); (3) a foreign-currency fair value or cash flow hedge related to a recognized asset or liability ("foreign currency" hedge); or (4) "held for trading". Changes in the fair value of a derivative that was highly effective and that was designated and qualified as a fair value hedge, along with the gain or loss on the hedged asset or liability that was attributable to the hedged risk, were recorded in current period earnings. Changes in the fair value of a derivative that was highly effective and that was designated and qualified as a cash flow hedge were recorded in other comprehensive income, until earnings were affected by the variability of cash flows (i.e., when periodic settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of derivatives that were highly effective and that were designated and qualified as foreign currency hedges were recorded in either current period earnings or

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     D. DERIVATIVES AND HEDGING ACTIVITIES (CONTINUED)

other comprehensive income, depending on whether the hedge transaction was a fair value hedge or a cash flow hedge. Lastly, changes in the fair value of derivative trading instruments were reported in current period earnings.

The Company formally documented all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process included linking all derivatives that were designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions. The Company also formally assessed, both at the hedge's inception and on an ongoing basis, whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in fair values or cash flows of hedged items. When it was determined that a derivative was not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinued hedge accounting prospectively, as discussed below.

The Company discontinued hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedge item, including forecasted transactions;
(2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is no longer designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; or (4) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting was discontinued it was determined that the derivative no longer qualifies as an effective fair value hedge, the derivative was carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting was discontinued the derivative used in a cash flow hedge expired was sold, terminated, or exercised, the gain or loss on the derivative was deferred in accumulated other comprehensive income and reclassified to earnings when the hedged forecasted transaction affected earnings. When hedge accounting was discontinued it was probable that a forecasted transaction would not occur, the derivative was carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income was recognized immediately in earnings. In all other situations in which hedge accounting was discontinued, the derivative was carried at its fair value on the balance sheet, with changes in fair value recognized in the current period earnings.

     E. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments held in the ordinary course of business. None of this is restricted or segregated for specific business reasons. In addition, approximately $31.2 million is held at one financial institution at December 31, 2006.

     F. DEFERRED POLICY ACQUISITION COSTS ("DAC") AND DEFERRED SALES INDUCEMENTS ("DSI")

DAC consists of commissions, ceding commissions, and other costs, which vary with, and are primarily related to, the production of revenues. DSI were generated by annuities that offer enhanced crediting rates or bonus payments. As part of the recording of fair value purchase accounting due to the acquisition of the Company, DAC and DSI were revalued to zero as of the Transaction date.

Subsequent to the Transaction, DAC balances primarily are created via the deferral of ceding commissions paid in the reinsurance of in force contracts. DAC amortization is reviewed periodically and adjusted retrospectively when the Company revised its estimate of current or future gross profits to be recognized from these products. Acquisition costs and sales inducements related to variable annuity products were amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. (See Note 16-- Deferred Policy Acquisition Costs for further discussion of DAC).

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     G. REINSURANCE RECEIVABLES

Effective July 1, 2006, the Company assumed on a modified coinsurance basis, a block of variable annuity business from Chase Insurance Life and Annuity Company ("CILAC"). In accordance with SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS No. 113"), assets and liabilities are presented on a gross basis. The receivable from reinsurer represents the modified coinsurance loan and any unpaid quarterly settlements. The Company assessed exposure to credit risk with the counterparty, and has calculated the value of the resulting derivative in accordance with Derivatives Implementation Group issue B36. See Note 15 - Reinsurance, for a further discussion of coinsurance agreements.

The Company cedes certain insurance risks it has underwritten, through the use of traditional reinsurance contracts, with various insurance entities. Reinsurance accounting is followed for ceded transactions when the risk transfer provisions of SFAS No. 113 have been met. As a result, when the Company experiences claims events, or unfavorable mortality or morbidity experiences that are subject to a reinsurance contract, reinsurance recoverables are recorded. Effective December 30, 2005, the Company assumed risk related to FAFLIC's variable annuity and variable life products. Reinsurance recoverables are recorded for policy fees and changes in reserves as applicable for these reinsured contracts. The FAFLIC Separate Account assets and liabilities remain with FAFLIC in accordance with SOP 03-1 and are not included in reinsurance recoverables or payables.

The valuation of claims recoverable depends on whether the underlying claim is a reported claim, or a future policy benefit. For reported claims, the Company values reinsurance recoverables at the time the underlying claim is recognized, in accordance with contract terms. For future policy benefits, the Company estimates the amount of reinsurance recoverables based on the terms of the reinsurance contracts and historical reinsurance recovery information and applies that information to the future policy benefit estimates. The reinsurance recoverables are based on what the Company believes are reasonable estimates and the balance is disclosed separately in the financial statements. However, the ultimate amount of the reinsurance recoverable is not known until all claims are settled.

     H. PROPERTY, EQUIPMENT AND CAPITALIZED SOFTWARE

Property, equipment, leasehold improvements and capitalized software are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements.

The Company tests for the potential impairment of long-lived assets whenever events or changes in circumstances suggest that the carrying amounts may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." The Company recognizes impairment losses only to the extent that the carrying amounts of long-lived assets exceed the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. The Company reduces the carrying value of the asset to fair value when the carrying amount exceeds its fair value. Fair values are estimated using discounted cash flow analysis. As part of the recording of purchase accounting due to the acquisition of the Company in 2005, $3.0 million of capitalized assets were written off.

     I. GOODWILL

Goodwill is the cost of an acquired company in excess of the fair value of its identifiable net assets at acquisition date. Relating to the Transaction and in accordance with the provisions of SFAS No. 142, an analysis was done to assign purchase price to the assets and liabilities of the business. The Company has recorded a purchase price of $333.1 million as part of the Transaction, including the fair value allocation of other net assets and the establishment of VOBA. As part of the purchase accounting and the fair value analysis described above, no separate or additional value related to goodwill was recognized.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     J. SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity and variable life insurance contractholders. Assets consist principally of mutual funds, bonds, common stocks, and short-term obligations at market value. The investment income and gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. However, the Company's net income reflects fees assessed and earned on fund values of these contracts. See Note 7 - Adoption of Statement of Position 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS.

     K. POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for annuity, life, and health products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 3 1/2% to 9 1/2% for annuities and 3% to 6% for life insurance. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life, variable universal life and variable annuities include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges. Liabilities for variable annuities include a reserve for GMDB in excess of contract values. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation.

Liabilities for outstanding claims and claims adjustment expenses are estimates of payments to be made on health insurance contracts for reported losses and claims adjustment expenses and estimates of losses and claims adjustment expenses incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the ultimate cost of all claims incurred but not paid. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Contractholder deposit funds and other policy liabilities include deposit administration funds and immediate participation guarantee funds and consist of deposits received from customers and investment earnings on their fund balances.

Policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that policy liability and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near-term if the estimates discussed above are revised.

     L. PREMIUM, FEE REVENUE AND RELATED EXPENSES

Premiums for individual life insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses include annuity benefit claims for guaranteed minimum death benefits in excess of contract values, and net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges such as enhanced crediting rates or bonus payments that represent compensation for services to be provided in future periods are classified as deferred sales inducements and amortized over the period benefited using the same assumptions used to amortize deferred acquisition costs. See Note 16 - Deferred Policy Acquisition Costs, for further information regarding revaluation of DAC and deferred sales inducements.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     M. FEDERAL INCOME TAXES

Deferred federal income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). These differences result primarily from insurance reserves, net operating loss carryforwards, policy acquisition expenses, tax credit carryforwards, employee benefit plans, and deferred sales inducements.

Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Contingent liabilities related to income taxes are recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, have been met.

In June 2006, The Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB SFAS No. 109" ("FIN No. 48"), to create a single model to address accounting for uncertainty in tax positions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 (See Note 4O - Accounting Standards Not Yet Adopted below).

     N. NEW AND ADOPTED ACCOUNTING PRONOUNCEMENTS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). SFAS No. 155 permits an entity to measure at fair value any financial instrument that contains an embedded derivative that otherwise would require bifurcation. As permitted, the Company early adopted SFAS No. 155 in the first quarter of 2006. Adoption did not have a material effect on the Company's financial condition, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS-A REPLACEMENT OF APB OPINION NO. 20 AND FASB STATEMENT NO. 3 ("SFAS No. 154"). SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." This statement establishes, unless impracticable, retrospective application as the required method for all voluntary changes in accounting principle in the absence of specific transition provisions for the newly adopted accounting principle. SFAS No. 154 requires companies to retrospectively apply the effect of the change to all prior periods practicable, and the financial statements for all periods presented shall be adjusted to reflect the change. Similarly, an error in the financial statements of a prior period that is discovered subsequent to their issuance shall be reported as a prior-period adjustment, and the financial statements for each period presented shall be adjusted to reflect the correction. This statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and the necessary disclosures once that determination has been made. Additionally, changes in methods of depreciation, amortization or depletion of long-lived, non-financial assets must be accounted for as a change in accounting estimate. The statement also requires certain disclosures in the period in which a change in accounting principle or correction of an error is made. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Adoption of this Statement did not have a material effect on the Company's financial position or results of operations.

     O. ACCOUNTING STANDARDS NOT YET ADOPTED

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

SFAS No. 157 nullifies the consensus reached in EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Rick Management Activities," (EITF Issue No. 02-3) that prohibited the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as modified by SFAS No. 155) where the Company could not verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS No. 157 requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or libility based on the base information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model.

In addition, SFAS No. 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available for an identical asset or liability in an active market.

The provisions of SFAS No. 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS No. 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value and block discounts, all of which are to be recorded as an adjustment to beginning retained earnings in the year of adoption.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     O. ACCOUNTING STANDARDS NOT YET ADOPTED (CONTINUED)

The Company intends to adopt SFAS No. 157 as of January 1, 2007. To determine the transition adjustment to opening retained earnings, the Company has performed an analysis of existing derivative instruments measured under EITF Issue 02-3, hybrid financial instruments and block discounts. To determine the prospective transition adjustment that will be recorded in net revenues in 2007, the Company will perform an analysis of all other positions. With respect to principal investments, the prospective transition adjustment may include positive changes to investment valuations based on available market evidence even if there have been no third-party transactions in the capital structure of the underlying investee. The Company is currently evaluating the impact of SFAS No. 157 on its results of operations for 2007.

In June 2006, the FASB issued FIN No. 48 to create a single model to address accounting for uncertainty in tax positions. FIN No. 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company expects to adopt the provisions of FIN No. 48 as of January 1, 2007. The Company is currently evaluating the impact of adopting FIN No. 48 on its financial condition, results of operations and cash flows.

In September 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance companies for deferred acquisition costs on internal replacements of insurance and investment contracts other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," ("SFAS No. 97"). This statement is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company will adopt SOP 05-1 as of January 1, 2007 and is not expected to have a material effect on the Company's results of operations or financial position as the Company primarily has products that are accounted for in accordance with SFAS No. 97.

     P. RECLASSIFICATIONS

Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

5. PROFORMA

On December 30, 2005 two material transactions occurred that are not reflected in the predecessor income statement presented for 2005. The divestiture of all subsidiaries of the Company will cause successor financial statements to be based upon unconsolidated activity. In addition, the establishment of a new fair value balance sheet in accordance with SFAS No. 141, as part of the purchase accounting, will generate certain differences in amortization of VOBA levels in future years.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

5.   PROFORMA (CONTINUED)

The 2006 Consolidated Statement of Income reflects the two material transactions described above. The following unaudited pro forma condensed information presents the results of operations for the Company assuming the divestiture of all subsidiaries occurred at December 31, 2004 and that the implications of the push down accounting was reflected in the 2005 income statement. This unaudited proforma information does not necessarily represent what the results would be for future periods, but provides a comparison by which to understand the 2006 changes.

                                                                       (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31,                                           2005                                2006
----------------------------------------------------------------------------------------------------------------------
(IN MILLIONS)
                                                                                      INCOME
                                                                      REINSURANCE    STATEMENT
                                          PREDECESSOR   DIVESTITURE   OF FAFLIC'S    EFFECT OF   SUCCESSOR   SUCCESSOR
                                            INCOME          OF         VARIABLE      PURCHASE     INCOME      INCOME
                                           STATEMENT   SUBSIDIARIES    BUSINESS     ACCOUNTING   STATEMENT   STATEMENT
                                          ----------------------------------------------------------------------------
Premiums                                    $ 36.9        $(36.9)       $   --        $   --      $   --      $   --
Universal life and investment product
   policy fees                               244.6         (16.9)         15.9            --       243.6       233.0
Net investment income                        192.6        (113.3)          1.6         (20.0)       60.9       110.5
Realized gains/(losses)                       22.9         (16.0)         (0.3)           --         6.6        (7.3)
Other income                                  33.0         (22.7)          1.4            --        11.7        20.7
                                          ----------------------------------------------------------------------------
Total revenues                               530.0        (205.8)         18.6         (20.0)      322.8       356.9

Policy benefits, claims, losses and LAE      239.4        (106.2)          6.3          13.8       153.3       105.2
VOBA and DAC amortization                    111.8          (6.7)           --         (63.5)       41.6        39.0
Other expenses                               170.5         (63.1)          1.8         (35.2)       74.0       121.6
                                          ----------------------------------------------------------------------------
Total benefits, losses and expenses          521.7        (176.0)          8.1         (84.9)      268.9       265.8
Total federal income tax benefit
   (expense)                                  33.0          (8.6)         (3.7)        (22.7)       (2.0)      (26.2)
                                          ----------------------------------------------------------------------------
Net income (loss)                           $ 41.3        $(38.4)       $  6.8        $ 42.2      $ 51.9      $ 64.9
                                          ============================================================================

6.   SIGNIFICANT TRANSACTIONS

On July, 1, 2006, the Company entered into a modified coinsurance agreement with CILAC to assume 100% of its variable annuity business on a modified coinsurance basis. The Company assumed general account reserves of $1.3 billion and paid a ceding allowance of $85.0 million to CILAC. General account liabilities assumed are reflected on the balance sheet in accordance with SFAS No. 113. As separate account liabilities were assumed under modified coinsurance terms, ownership of the underlying separate accounts was not transferred and is not reflected in the balance sheet. The assumed general account reserves as of December 31, 2006 was approximately $1.3 billion.

Effective December 30, 2005 the Company entered into a coinsurance agreement with FAFLIC, a subsidiary of THG. The Company assumed 100% of the FAFLIC variable annuity and variable life book of business. The Company assumed $124.6 million of reserves and paid $8.6 million as a ceding allowance to FAFLIC. As part of this transaction, separate account liabilities were assumed under modified coinsurance terms, and, as such, ownership of the underlying separate accounts is not included in the Company's separate account assets and liabilities. The assumed reserves as of December 31, 2006 was approximately $96.5 million.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

7. ADOPTION OF STATEMENT OF POSITION 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADTIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS

In July 2003, the AICPA issued SOP 03-1, which is applicable to all insurance enterprises as defined by SFAS No. 60, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES. This statement provides guidance regarding accounting and disclosures of separate account assets and liabilities and an insurance company's interest in such separate accounts. It further provides for the accounting and disclosures related to contractholder transfers to separate accounts from a company's general account and the determination of the balance that accrues to the benefit of the contractholder. In addition, SOP 03-1 provides guidance for determining any additional liabilities for GMDBs or other insurance benefit features, potential benefits available only on annuitization and liabilities related to sales inducements, such as immediate bonus payments, persistency bonuses, and enhanced crediting rates or "bonus interest" rates, as well as the required disclosures related to these items. This statement was effective for fiscal years beginning after December 15, 2003. The determination of the GMDB reserve under SOP 03-1 is complex and requires various assumptions, including, among other items, estimates of future market returns and expected contract persistency.

Upon adoption on January 1, 2004, the Company recorded a cumulative effect of change in accounting principle of $57.2 million, after-tax.

The following illustrates the components of that charge (in millions):

Increase in GMDB liability                                          $ 80.6
Establishment of GMDB liability                                        4.1
Change in DAC                                                          3.3
                                                                    ------
                                                                      88.0
Provision for federal income taxes                                   (30.8)
                                                                    ------
   Cumulative effect of change in accounting principle, after-tax   $ 57.2
                                                                    ======

GUARANTEED MINIMUM DEATH BENEFITS

The Company issued variable annuity contracts with a GMDB feature. The GMDB feature provides annuity contractholders with a guarantee that the benefit received at death will be no less than a prescribed minimum amount. This amount is based on either the net deposits paid into the contract, the net deposits accumulated at a specified rate, the highest historical account value on a contract anniversary, or more typically, the greatest of these values. If the GMDB is higher than the current account value at the time of death, the Company incurs a cost equal to the difference.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

7. ADOPTION OF STATEMENT OF POSITION 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADTIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS (CONTINUED)

The following summarizes the liability for GMDB contracts reflected in the general account. The GMDB exposure includes resinsurance assumed, however the CILAC reinsurance is excluded as it provides negligible GMDB reserves and significant account values:

FOR THE YEARS ENDED DECEMBER 31,                        2006     2005
-----------------------------------------------------------------------
(In millions)
Beginning balance                                      $281.3   $ 74.6
Provision for GMDB:
   GMDB expense incurred                                 11.5     43.3
   Volatility (1)                                        (6.6)    (5.4)
                                                       ----------------
                                                          4.9     37.9
Claims, net of reinsurance:
   Claims from policyholders                            (56.3)   (57.6)
   Claims ceded to reinsurers                            55.2     55.4
                                                       ----------------
                                                         (1.1)    (2.2)
GMDB reinsurance premium                                (48.1)   (58.2)
Purchase accounting adjustment, at December 31, 2005       --    229.2
                                                       ----------------
Ending balance                                         $237.0   $281.3
                                                       ================

(1) Volatility reflects the difference between actual and expected investment performance, persistency, age distribution, mortality and other factors that are assumptions within the GMDB reserving model.

GMDB reserves were adjusted upwards by $229.2 million in 2005 as a result of the Transaction and revaluation based upon purchase accounting assumptions. The fair value reserve for the GMDB feature was computed using a risk neutral approach. The reserve represents estimates, over a range of stochastic scenarios, of the present value of future GMDB net benefits expected to be paid less the present value of future GMDB net fees charged to the policyholders.

For 2006, the GMDB reserves were calculated using best estimate, as opposed to risk neutral, scenarios for future projections and reflecting the December 31, 2005 reserve balance derived under purchase accounting.

The following information relates to the reserving methodology and assumptions for GMDB at December 31, 2006.

     - The projection model used 500 stochastically generated return scenarios with mean performance ranging from 5% to 10% depending on the underlying fund type.

     - Implied volatilities by duration were based on a combination of over the counter quotes (when available) and historical volatilities. Volatility assumptions range from 13% to 32%, varying by equity fund type; 3% for bond funds; and 1% for money market funds.

     -    The mortality assumption is 70% of the 1994 GMDB table.

     - The full surrender rate assumption varies from 1% to 50% depending on distribution channel, contract type, policy duration, and attained age. The aggregate projected full surrender rates for 2007 and 2008 are approximately 16% and 14%, respectively (full surrender rates include annuitizations, but they do not reflect partial withdrawals or deaths).

     - The partial withdrawal rate assumption varies by distribution channel, tax qualified status, and attained age. Total projected partial withdrawals are from 5% - 7% for all years.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

7. ADOPTION OF STATEMENT OF POSITION 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADTIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS (CONTINUED)

The following table presents the account value, net amount at risk and average attained age of underlying contractholders for guarantees in the event of death as of December 31, 2006 and 2005. The net amount at risk is the death benefit coverage in force or the amount that the Company would have to pay if all contractholders had died as of the specified date, and represents the excess of the guaranteed benefit over the account value.

DECEMBER 31,
(IN MILLIONS, EXCEPT FOR CONTRACTHOLDER INFORMATION)       2006       2005
----------------------------------------------------------------------------
Net deposits paid
   Account value                                         $    941   $  1,089
   Net amount at risk                                    $     17   $     31
   Average attained age of contractholders                     67         66
Ratchet (highest historical account value at specified
   anniversary dates)
   Account value                                         $  1,415   $  1,651
   Net amount at risk                                    $     61   $    109
   Average attained age of contractholders                     65         64
Roll-up (net deposits accumulated at a specified rate)
   Account value                                         $     93   $     97
   Net amount at risk                                    $     19   $     21
   Average attained age of contractholders                     77         76
Higher of ratchet or roll-up
   Account value                                         $  5,560   $  6,158
   Net amount at risk                                    $  1,070   $  1,449
   Average attained age of contractholders                     73         72
                                                         --------   --------
Total of guaranteed benefits categorized above
   Account value                                         $  8,009   $  8,995
   Net amount at risk                                    $  1,167   $  1,610
   Average attained age of contractholders
      (weighted by account value)                              71         70
Number of contractholders                                 135,057    162,100

The above table includes business coinsured from FAFLIC

GUARANTEED MINIMUM INCOME BENEFIT

Additionally, the Company previously issued variable annuity contracts with a guaranteed minimum income benefit ("GMIB") feature. The GMIB liability as of December 31, 2006 was $15.2 million with no benefits paid out. The GMIB liability at December 31, 2005 was $7.2 million with no benefits paid out. In conjunction with the Transaction and the application of SFAS No. 141, the GMIB liability was revalued to $16.5 million at December 31, 2005. Similarly to the approach employed to value the GMDB reserve, the fair value reserve for the GMIB feature was computed using a risk neutral approach. The reserve was determined by estimating the present value of future GMIB benefits expected to be paid less the present value of future GMIB fees charged to the policyholders, over a range of stochastic scenarios.

SALES INDUCEMENTS

The Company's variable annuity product offerings included contracts that offered enhanced crediting rates or bonus payments. These enhanced rates are considered sales inducements under SOP 03-1. As such, the balance of sales inducement assets were required to be reclassified from DAC to other assets upon adoption of SOP 03-1, and amortization of these sales inducements over the life of the contract is required to be reflected as a policy benefit. Amortization of these contracts is required to be computed using the same methodology and assumptions used in amortizing DAC.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

7. ADOPTION OF STATEMENT OF POSITION 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADTIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS (CONTINUED)

SALES INDUCEMENTS (CONTINUED)

In accordance with SFAS No. 141, this asset was revalued effective December 30, 2005. Accordingly, there was no balance of deferred sales inducements remaining at December 31, 2006 and 2005. The balance at December 31, 2004 was $72.9 million.

SEPARATE ACCOUNTS WITH CREDITED INTEREST GUARANTEES

The Company issued variable annuity and life contracts through its separate accounts for which net investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issued variable annuity and life contracts through separate accounts where the Company contractually guarantees to the contractholder the total deposits made to the contract less any partial withdrawals plus a minimum return.

Prior to the adoption of SOP 03-1, the Company had recorded certain market value adjustments ("MVA") to the fixed annuity products as separate account assets and separate account liabilities in the Consolidated Balance Sheets. Changes in the fair value of MVA assets were reflected in other comprehensive income in the Consolidated Balance Sheets. In addition, the Company reflected policy fees, interest spreads, realized gains and losses on investments and changes in the liability for minimum guarantees in net income. Notwithstanding the market value adjustment feature of this product, all of the investment performance of the separate account assets related to this product does not accrue to the contractholder, and it therefore, does not meet the conditions for separate account reporting under SOP 03-1.

Upon adoption of SOP 03-1, assets related to the MVA product, primarily fixed maturities, which are carried at fair value, were reclassified to the general account as available-for-sale securities. Reserves related to contract account values included in separate account liabilities were also reclassified to the Company's general account. Changes in the fair value of these assets continue to be reflected in other comprehensive income in the Consolidated Balance Sheets. Additionally, amounts assessed against the contractholders for mortality, administrative, and other services have continued to be included in universal life and investment product policy fees and changes in liabilities for minimum guarantees have continued to be included in policy benefits and claims in the Consolidated Statements of Operations. Components of the interest spreads related to this product continue to be recorded in net investment income and policy benefits and claims in the Consolidated Statements of Operations. Realized investment gains and losses are recognized as incurred, consistent with prior years.

The MVA product attributable to CILAC were assumed on a modified coinsurance basis. Therefore, the assets related to these liabilities are a recoverable from reinsurers and changes in fair value are not included in other comprehensive income.

The Company had the following variable annuities with guaranteed minimum returns:

DECEMBER 31,                                  2006        2005
----------------------------------------------------------------
(In millions)
Account value                                $ 59.8      $ 68.1
Range of guaranteed minimum return rates   2.8 - 6.5%  3.0 - 6.5%

Account balances of these contracts with guaranteed minimum returns were invested in variable separate accounts as follows:

DECEMBER 31,                               2006    2005
--------------------------------------------------------
(In millions)
Asset Type:
   Fixed maturities                        $36.3   $67.7
   Cash and cash equivalents                26.5     2.4
                                           -------------
Total                                      $62.8   $70.1
                                           =============

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

8.   INVESTMENTS

     A. FIXED MATURITIES AND EQUITY SECURITIES

The Company accounts for its investments in fixed maturities and equity securities, all of which are classified as available-for-sale, in accordance with the provisions of SFAS No. 115.

In accordance with SFAS No. 141, the amortized cost of the assets were re-established at December 31, 2005 market values, as a result of the Transaction. The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

DECEMBER 31,                                                        2006
---------------------------------------------------------------------------------------------
                                                             GROSS        GROSS
                                               AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                 COST        GAINS        LOSSES       VALUE
                                               ----------------------------------------------
(In millions)
U.S. Treasury securities and U.S. government
   and agency securities                        $  335.1      $1.3        $(2.4)     $  334.0
States and political subdivisions                   16.1        --         (0.2)         15.9
Corporate fixed maturities                         372.1       0.5         (2.9)        369.7
Mortgage-backed securities                         352.1       1.0         (1.6)        351.5
                                               ----------------------------------------------
Total fixed maturities                          $1,075.4      $2.8        $(7.1)     $1,071.1
                                               ==============================================
Equity securities                               $   64.4      $1.3        $  --      $   65.7
                                               ==============================================

DECEMBER 31,                                                               2005
----------------------------------------------------------------------------------------------------------
                                                             GROSS         GROSS      PURCHASE
                                               AMORTIZED   UNREALIZED   UNREALIZED   ACCOUNTING     FAIR
                                                COST (1)     GAINS        LOSSES     ADJUSTMENT     VALUE
                                               -----------------------------------------------------------
(In millions)
U.S. Treasury securities and U.S. government
   and agency securities                        $  134.9      $ 1.2       $ (1.9)      $  0.7     $  134.9
States and political subdivisions                   16.0        0.1         (0.5)         0.4         16.0
Corporate fixed maturities                         787.3       17.8         (6.5)       (11.3)       787.3
Mortgage-backed securities                         337.4        2.5         (3.3)         0.8        337.4
                                               -----------------------------------------------------------
Total fixed maturities                          $1,275.6      $21.6       $(12.2)      $ (9.4)    $1,275.6
                                               ===========================================================

(1) Amortized cost for fixed maturities securities after acquisition purchase accounting.

In 2006, the Company did not participate in a securities lending program. Until December 28, 2005, the Company participated in a security lending program for the purpose of enhancing income. At December 31, 2004, securities on loan to various counterparties were fully collateralized by cash and had a fair value of $161.3 million. The fair value of the loaned securities was monitored on a daily basis, and the collateral was maintained at a level of at least 102% of the fair value of the loaned securities. Securities lending collateral was recorded by the Company in cash and cash equivalents with an offsetting liability included in expenses and taxes payable.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance in 1994 to maintain, through a custodial account in New York, a security deposit, the market value of which will equal 102% of all outstanding liabilities of AFLIAC for New York policyholders, claimants and creditors. During 2003, the New York Department of Insurance allowed AFLIAC to release assets on deposit due to the decrease in outstanding liabilities relating to the sale of the universal life insurance business in December 2002. At December 31, 2006, the amortized cost and fair value of assets on deposit in New York were $43.0 million and $42.8 million, respectively. At December 31, 2005, the amortized cost and fair value of the assets on deposit were $42.4 million and $43.1 million, respectively. In addition, fixed maturities, excluding

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

8.   INVESTMENTS (CONTINUED)

     A. FIXED MATURITIES AND EQUITY SECURITIES (CONTINUED)

those securities on deposit in New York, with an amortized cost of $5.8 million and $5.0 million were on deposit with various state and governmental authorities at December 31, 2006 and 2005, respectively. Fair values related to these securities were $5.7 million and $5.8 million at December 31, 2006 and 2005, respectively.

The Company entered into various derivative and other arrangements that required fixed maturities to be held as collateral. At December 31, 2006, the Company had $31.5 million held as collateral. At December 31, 2005, the Company had no arrangements that would require fixed maturities to be held as collateral. Corresponding liabilities for these items have also been recorded by the Company.

There were no contractual investment commitments at December 31, 2006 and 2005.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity. In accordance with SFAS No. 141, the amortized cost of the investments is shown below.

                                          DECEMBER 31,    DECEMBER 31,
                                              2006           2006
                                         AMORTIZED COST   FAIR VALUE
                                         -----------------------------
(In millions)
Due in one year or less                     $   54.0        $   53.9
Due after one year through five years          399.7           398.4
Due after five years through ten years         135.7           135.7
Due after ten years                            486.0           483.1
                                         -----------------------------
Total                                       $1,075.4        $1,071.1
                                         =============================

     B. DERIVATIVE INSTRUMENTS

Simultaneous to the Transaction, the Company implemented a hedging strategy consisting of long duration equity and derivative put options. The hedge is primarily static consisting of quarterly put options. The purpose of the hedge is to protect against increases in GMDB liability in the event that the market grows at a rate below LIBOR. In addition, the Company invests in exchange traded futures and options as part of its overall diversification and total return objects.

Under THG, an overall risk management strategy incorporating the use of derivative instruments to minimize significant unplanned fluctuations in earnings that were caused by foreign currency, equity market and interest rate volatility was employed. As a result of the Company's issuance of trust instruments supported by funding obligations denominated in foreign currencies, as well as its investment in securities denominated in foreign currencies, the Company's operating results were exposed to changes in exchange rates between the U.S. dollar, the Japanese Yen, and the British Pound. The Company used foreign currency exchange swaps and futures to mitigate the short-term effect of changes in currency exchange rates and to manage the risk of cash flow variability. Until August 22, 2005, the Company was also exposed to changes in the equity market due to increases in GMDB reserves that resulted from declines in the equity market. The Company used exchange-traded equity market futures contracts to reduce the volatility in statutory capital reserves from the effects of the equity market movements. Finally, for the period between August 22, 2005 and December 30, 2005, the closing date of the Transaction, the Company was exposed to changes in its surplus value, which was driven by a combination of equity market and interest rate movements. To economically hedge against fluctuations in the purchase price of the variable life insurance and annuity business, the Company used exchange-traded futures contracts and interest rate swap contracts.

     C. FAIR VALUE HEDGES

During 2006, no fair value hedges were established. In 2005, the Company entered into exchange-traded equity futures contracts to hedge the embedded gains on certain bonds identified to be liquidated to settle the maturity of a particular long-term funding agreement. The Company also entered into cross-currency swaps to convert its foreign denominated fixed rate trust instruments

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

8.   INVESTMENTS (CONTINUED)

     C. FAIR VALUE HEDGES (CONTINUED)

supported by funding obligations to U.S. dollar floating rate instruments. The Company recognized gains of $2.2 million for the year ended December 31, 2005, reported in net realized investment gains in the Consolidated Statements of Operations. These derivative instruments were determined to be effective hedges in accordance with FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The Company recognized no gains or losses in 2004 related to fair value hedges. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.

     D. CASH FLOW HEDGES

During 2006, no cash flow hedges were established. Prior to 2006, the Company entered into cross-currency swaps to hedge foreign currency and interest rate exposure on specific trust instruments supported by funding obligations. Under the swap contracts, the Company agreed to exchange interest and principal related to trust obligations payable in foreign currencies, at current exchange rates, for the equivalent payment in U.S. dollars translated at a specific currency exchange rate. Additionally, the Company used foreign exchange futures contracts to hedge foreign currency exposure on specific trust instruments supported by funding obligations. Finally, the Company also entered into foreign exchange forward contracts to hedge its foreign currency exposure on specific fixed maturity securities. Under the foreign exchange futures and forward contracts, the Company has the right to purchase the hedged currency at a fixed strike price in U.S. dollars.

The Company recognized no gains or losses in 2005 and 2004 related to ineffective cash flow hedges. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.

     E. TRADING ACTIVITIES

For 2006, the Company recognized a net loss of $46.7 million on its derivatives. The derivatives in this program included exchange-traded futures contracts and interest rate swap contracts. The hedges did not qualify for hedge accounting under SFAS No. 133. The core risk the Company seeks to address with its hedging strategy is GMDB exposure. The objective is to protect against increases in GMDB liability in the event that the market grows at a rate below LIBOR, while maintaining some upside potential in rising markets.

On August 23, 2005, the Company implemented a new derivative program designed to economically hedge against fluctuations in the purchase price of the variable life insurance and annuity businesses. The purchase price was determined on December 30, 2005 and was subject to changes in interest rate, equity market, implied equity market volatility and surrender activity. The derivatives were terminated concurrent with the sale closing on December 30, 2005. The derivatives in this program included exchange-traded futures contracts and interest rate swap contracts. The hedges did not qualify for hedge accounting under SFAS No. 133. The core risk the Company seeks to address with its hedging strategy is GMDB exposure. The objective is to protect against increases in GMDB liability in the event that the market grows at a rate below LIBOR, while maintaining some upside potential in rising markets.

During 2005 and 2004, the Company recognized net losses of $36.1 million and $18.3 million, respectively, on all trading derivatives. The net loss recognized in 2005 included $13.3 million in losses related to the derivatives used to economically hedge the purchase price and were reflected within other operating expenses in the Consolidated Statements of Operations. Additionally, the net loss in 2005 included $19.6 million of net losses representing the ineffectiveness on equity-linked swap contracts, which were recorded within other income in the Consolidated Statements of Operations. Further, the 2005 net loss also included a $2.3 million loss related to embedded derivatives on equity-linked trust instruments supported by funding obligations, which was reported in losses on derivative instruments in the Consolidated Statements of Operations. Finally, the 2005 net loss included $0.9 million in losses recorded within other operating expenses in the Consolidated Statements of Operations related to the GMDB hedges. The net loss recognized in 2004 included $25.1 million in losses recorded within other operating expenses in the Consolidated Statements of Operations related to the GMDB hedges. Additionally, the net loss in 2004 included $7.4 million of net gains representing the ineffectiveness on equity-linked swap contracts, which were recorded in other income in the Consolidated Statements of Operations. Further, the 2004 net loss also included a $0.6 million loss related to embedded derivatives on equity-linked trust instruments supported by funding obligations, which was reported in losses on derivative instruments in the Consolidated Statements of Operations.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

8.   INVESTMENTS (CONTINUED)

     F. UNREALIZED GAINS AND LOSSES

Unrealized gains and losses on available-for-sale, other securities, and derivative instruments are summarized as follows:

                                                                                EQUITY
                                                               FIXED        SECURITIES AND
DECEMBER 31,                                               MATURITIES (1)     OTHER (2)       TOTAL
----------------------------------------------------------------------------------------------------
(In millions)
2006
Net appreciation, beginning of year                            $   --            $  --       $   --
                                                           -----------------------------------------
   Net (depreciation) appreciation on available-for-sale
      securities and derivative instruments                      (4.3)             1.3         (3.0)
   Net depreciation from the effect on value of business
      acquired and on policy liabilities                          1.0               --          1.0
   Benefit (provision) for deferred federal income taxes          1.3             (0.5)         0.8
                                                           -----------------------------------------
                                                                 (2.0)             0.8         (1.2)
                                                           -----------------------------------------
Net (depreciation) appreciation, end of year                   $ (2.0)           $ 0.8       $ (1.2)
                                                           =========================================
2005
Net appreciation, beginning of year                            $  5.7            $ 4.4       $ 10.1
                                                           -----------------------------------------
   Net depreciation on available-for-sale
      securities and derivative instruments                     (60.2)            (6.8)       (67.0)
   Net appreciation from the effect on deferred
      policy acquisition costs and on policy liabilities         60.8               --         60.8
   (Provision) benefit for deferred federal income taxes         (0.2)             2.4          2.2
                                                           -----------------------------------------
                                                                  0.4             (4.4)        (4.0)
   Purchase accounting adjustment                                (6.1)              --         (6.1)
                                                           -----------------------------------------
Net appreciation, end of year                                  $   --            $  --       $   --
                                                           =========================================
2004
Net (depreciation) appreciation, beginning of year             $ (2.6)           $ 5.7       $  3.1
                                                           -----------------------------------------
   Net appreciation (depreciation) on available-for-sale
      securities and derivative instruments                       6.8             (1.9)         4.9
   Net appreciation from the effect on deferred
      policy acquisition costs and on policy liabilities          5.9               --          5.9
   (Provision) benefit for deferred federal income taxes         (4.4)             0.6         (3.8)
                                                           -----------------------------------------
                                                                  8.3             (1.3)         7.0
                                                           -----------------------------------------
Net appreciation, end of year                                  $  5.7            $ 4.4       $ 10.1
                                                           =========================================

(1) FIXED MATURITIES INCLUDE AFTER-TAX NET APPRECIATION (DEPRECIATION) ON DERIVATIVE INSTRUMENTS OF $0.0 MILLION, $50.5 MILLION AND $20.0 MILLION IN 2006, 2005 AND 2004, RESPECTIVELY.

(2) THERE WAS NO AFTER TAX APPRECIATION (DEPRECIATION) ON EQUITY SECURITIES AND OTHER INVESTED ASSETS IN 2006 AND 2005. AT DECEMBER 31, 2004, EQUITY SECURITIES AND OTHER INCLUDE AFTER-TAX NET APPRECIATION ON OTHER INVESTED ASSETS OF $1.1 MILLION.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

8.   INVESTMENTS (CONTINUED)

     G. SECURITIES IN A CONTINUOUS UNREALIZED LOSS POSITION

The following table provides information about the Company's fixed maturities and equity securities that have been continuously in an unrealized loss position. Due to purchase accounting treatment, amortized costs of all positions at December 31, 2005 equals fair value:

DECEMBER 31,                                                  2006
--------------------------------------------------------------------------------
                                                                      NUMBER OF
                                                                      SECURITIES
                                                  GROSS               WITH GROSS
                                                UNREALIZED     FAIR   UNREALIZED
(IN MILLIONS)                                     LOSSES      VALUE     LOSSES
--------------------------------------------------------------------------------
Investment grade fixed maturities (1):
   0-6 months                                     $(3.9)     $489.3        70
   7-12 months                                     (3.2)      350.8        84
   Greater than 12 months                            --          --        --
                                                --------------------------------
Total investment grade fixed maturities           $(7.1)     $840.1       154
                                                --------------------------------
Below investment grade fixed maturities:
   0-6 months                                     $  --      $  2.1         1
   7-12 months                                       --          --        --
   Greater than 12 months                            --          --        --
                                                --------------------------------
Total below investment grade fixed maturities     $  --      $  2.1         1
                                                --------------------------------
Total fixed maturities                            $(7.1)     $842.2       155
                                                ================================

(1) Includes gross unrealized losses for investment grade fixed maturity obligations of the U.S. Treasury, U.S. government and agency securities, states, and political subdivisions of $2.4 million at December 31, 2006.

The Company employs a systematic methodology to evaluate declines in fair values below amortized cost for all investments. The methodology utilizes a quantitative and qualitative process ensuring that available evidence concerning the declines in fair value below amortized cost is evaluated in a disciplined manner. In determining whether a decline in fair value below amortized cost is other-than-temporary, the Company evaluates the issuer's overall financial condition; the issuer's credit and financial strength ratings; the issuer's financial performance, including earnings trends, dividend payments, and asset quality; a weakening of the general market conditions in the industry or geographic region in which the issuer operates; the length of time in which the fair value of an issuer's securities remains below cost; and with respect to fixed maturity investments, any factors that might raise doubt about the issuer's ability to pay all amounts due according to the contractual terms. The Company applies these factors to all securities as necessary.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

8. INVESTMENTS (CONTINUED)

     H. OTHER

The Company had the following concentration of investments at fair value that exceeded 10% of shareholder's equity:

DECEMBER 31,                                    2006    2005
------------------------------------------------------------
(In millions)
Issuer Name:
U.S. Treasury                                   65.8      --
GS Fund (an affiliate)                          64.4      --
Federal Home Loan Bank                          60.7      --
Federal Home Loan Bank                          56.0      --
Federal National Mortgage Association           49.4   127.5
Federal Home Loan Mortgage Corporation            --    96.1
First Union National Bank Commercial Mortgage     --    36.8
CS First Boston Mortgage Securities Corp.         --    36.5
Morgan Stanley Dean Witter Capital I              --    33.4

9.   INVESTMENT INCOME AND GAINS AND LOSSES

     A. NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,                   2006     2005      2004
---------------------------------------------------------------------------
(In millions)
Fixed maturities                                  $ 59.9   $179.5   $217.0
Equity securities                                    4.4      0.1      0.1
Mortgage loans                                        --      5.5      8.0
Policy loans                                         9.2     17.2     17.7
Derivatives                                           --    (10.8)   (21.3)
Other long-term investments                           --      1.9      1.9
Short-term investments and miscellaneous income     39.9      5.0      1.3
                                                  -------------------------
   Gross investment income                         113.4    198.4    224.7
Less investment expenses                            (2.9)    (5.8)    (7.2)
                                                  -------------------------
Net investment income                             $110.5   $192.6   $217.5
                                                  =========================

The Company had no fixed maturities on non-accrual status at December 31, 2006 or December 31, 2005. The Company had fixed maturities with a carrying value of $24.3 million on non-accrual status at December 31, 2004. The Company had no mortgage loans on non-accrual status at December 31, 2005 or 2004. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investments, was a reduction in net investment income of $4.2 million in 2004.

The Company does not have any mortgage loan investments at December 31, 2006. There were no mortgage loans which were non-income producing at December 31, 2005 and 2004. The Company had no fixed maturities which were non-income producing at December 31, 2006 or December 31, 2005. However, the Company had non-income producing fixed maturities with a carrying value of $10.4 million at December 31, 2004.

The payment terms of mortgage loans may from time to time be restructured or modified. There were no restructured mortgage loans at December 31, 2005 and 2004.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

9.   INVESTMENT INCOME AND GAINS AND LOSSES (CONTINUED)

     A. NET INVESTMENT INCOME (CONTINUED)

There are no other long-term investments in limited partnerships at December 31, 2006. Included in other long-term investments is income from limited partnerships of $1.5 million in 2005 and losses of $0.3 million in 2004.

     B. NET REALIZED INVESTMENT GAINS AND LOSSES

Realized (losses) and gains on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,          2006    2005    2004
---------------------------------------------------------------
(In millions)

Fixed maturities                         $(7.3)  $20.8   $13.8
Equity securities                           --      --     3.0
Mortgage Loans                              --     0.3     0.4
Derivatives                                 --     2.2    (8.0)
Other long-term investments                 --    (0.4)   (0.6)
                                         ----------------------
Net realized investment (losses)/gains   $(7.3)  $22.9   $ 8.6
                                         ======================

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

                                   PROCEEDS FROM
                                     VOLUNTARY     GROSS    GROSS
FOR THE YEARS ENDED DECEMBER 31,       SALES       GAINS   LOSSES
-----------------------------------------------------------------
(In millions)

2006
Fixed maturities                      $2,213.8     $ 3.3   $10.6

2005
Fixed maturities                      $  933.7     $22.6   $ 9.0
Equity securities                          1.7        --      --

2004
Fixed maturities                      $  506.9     $13.3   $ 4.8
Equity securities                          7.9       3.5     0.3

The Company recognized no other-than-temporary impairments on fixed maturities in 2006. There were $5.3 million and $5.1 million in 2005 and 2004, respectively, related to other-than-temporary impairments of fixed maturities.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

9.   INVESTMENT INCOME AND GAINS AND LOSSES (CONTINUED)

     C. OTHER COMPREHENSIVE INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized gains (losses) to the net balance shown in the Consolidated Statements of Comprehensive Income:

FOR THE YEARS ENDED DECEMBER 31,                                                         2006    2005      2004
----------------------------------------------------------------------------------------------------------------
(In millions)
Unrealized  (depreciation) appreciation on available-for-sale securities:
Unrealized holding losses arising during period, (net of income tax
    benefit $3.3, $22.4 and $1.2 million in 2006, 2005 and 2004)                        $(5.9)  $(41.7)  $ (2.5)
Less: reclassification adjustment for (losses) gains included in net income (net of income tax (benefit) expense of $(2.5), $7.0 and $5.7 million in 2006, 2005 and
   2004)                                                                                 (4.7)    12.9     10.5
                                                                                        ------------------------
Total available-for-sale securities                                                      (1.2)   (54.6)   (13.0)
                                                                                        ------------------------
Unrealized depreciation on derivative instruments:
Unrealized holding (losses) gains arising during period, (net of income tax (benefit)
   expense of $0.0, $(20.9) and $11.7 million in 2006, 2005 and 2004)                      --    (38.8)    21.9
Less: reclassification adjustment for (losses) gains included in net income (net of income tax (benefit) expense of $0.0, $(48.1) and $1.0 million in 2006, 2005 and
   2004)                                                                                   --    (89.4)     1.9
                                                                                        ------------------------
Total derivative instruments                                                               --     50.6     20.0
                                                                                        ------------------------
Net unrealized (depreciation) appreciation on available-for-sale securities and
   derivative instruments                                                               $(1.2)  $ (4.0)  $  7.0
                                                                                        ========================

10.  FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

     FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit

     EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

10.  FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

     POLICY LOANS

The carrying amount reported in the Consolidated Balance Sheets approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

     DERIVATIVE INSTRUMENTS

Fair values of the Company's derivatives are generally determined using model inputs to observable market data. Derivative instruments are included as a component of accrued expenses and other liabilities.

     INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for liabilities under guaranteed investment type contracts are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued. Liabilities under supplemental contracts without life contingencies are estimated based on current fund balances and other individual contract funds represent the present value of future policy benefits. Other liabilities are based on current surrender values.

     SEPARATE ACCOUNTS, ASSETS AND LIABILITIES

The estimated fair value of assets held in separate accounts is based on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand, which excludes surrender charges.

The estimated fair values of the financial instruments were as follows:

                                                            2006                   2005
                                                    -------------------------------------------
                                                    CARRYING      FAIR     CARRYING      FAIR
DECEMBER 31,                                          VALUE      VALUE       VALUE      VALUE
-----------------------------------------------------------------------------------------------
(In millions)
Financial Assets
   Cash and cash equivalents                        $   58.9   $   58.9   $   123.2   $   123.2
   Fixed maturities                                  1,075.4    1,071.1     1,275.6     1,275.6
   Equity securities                                    64.4       65.7          --          --
   Policy loans                                        117.0      117.0       115.6       115.6
   Separate account assets                           7,894.5    7,894.5     8,578.3     8,578.3
                                                    -------------------------------------------
                                                    $9,210.2   $9,207.2   $10,092.7   $10,092.7
                                                    ===========================================
Financial Liabilities
   Derivative instruments                           $   25.6   $   25.6   $     0.4   $     0.4
   Supplemental contracts without life
      contingencies                                     32.5       32.5        46.2        46.2
   Other individual contract deposit funds              23.7       23.7        29.8        29.8
   Individual annuity contracts - general account      797.5      780.3       991.2       965.2
   Separate account liabilities                      7,894.5    7,894.5     8,578.3     8,578.3
                                                    -------------------------------------------
                                                    $8,773.8   $8,756.6   $ 9,645.9   $ 9,619.9
                                                    ===========================================

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

11.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of SFAS No. 109. A summary of the federal income tax expense (benefit) in the Consolidated Statements of Operations is shown below:

FOR THE YEARS ENDED DECEMBER 31,        2006    2005      2004
---------------------------------------------------------------
(In millions)
Federal income tax expense (benefit)
   Current                             $  --   $(34.1)  $(80.5)
   Deferred                              26.2     1.1     44.7
                                       ------------------------
Total                                  $26.2   $(33.0)  $(35.8)
                                       ========================

The federal income tax expense (benefit) attributable to the consolidated results of operations is different from the amount determined by multiplying income before federal income taxes by the statutory federal income tax rate at 35%. The sources of the difference and the tax effects of each were as follows:

FOR THE YEARS ENDED DECEMBER 31,                                      2006    2005      2004
---------------------------------------------------------------------------------------------
(In millions)
Expected federal income tax expense                                  $31.9   $  2.9   $  3.9
   Prior years' federal income tax settlement                           --     (9.4)   (30.4)
   Change in estimates for prior years dividend received deduction      --    (12.9)      --
   Dividend received deduction                                        (8.2)   (10.0)    (9.8)
   Tax credits                                                        (1.1)    (6.2)    (5.5)
   Valuation allowance                                                 3.6       --       --
   Deferred tax adjustment                                              --       --      6.4
   Changes in other tax estimates                                       --      5.6      0.6
   Other, net                                                           --     (3.0)    (1.0)
                                                                     ------------------------
Federal income tax expense (benefit)                                 $26.2   $(33.0)  $(35.8)
                                                                     ========================

Following are the components of the Company's deferred tax assets and liabilities.

                                                    EFFECT OF
                                                 ADJUSTMENTS IN
DECEMBER 31,                             2006         2006          2005
--------------------------------------------------------------------------
(In millions)
Deferred tax (asset) liabilities
   Insurance reserves                  $(171.1)      $   --       $(200.7)
   VOBA                                   97.8           --         111.0
   DAC                                   (34.5)          --         (41.0)
   Tax credit carryforwards               (7.8)         0.4          (6.6)
   Loss carryforwards                    (69.8)        (4.5)        (57.1)
   Investments, net                       (5.1)          --         (12.0)
   Deferred compensation                  (0.5)          --            --
   Other, net                              1.5          1.8          (2.6)
                                       -----------------------------------
   Subtotal deferred tax, net           (189.5)        (2.3)       (209.0)
      Valuation allowance                 31.6         (8.6)         36.7
                                       -----------------------------------
Total deferred tax asset, net          $(157.9)      $(10.9)      $(172.3)
                                       ===================================

During 2006, the Company recorded the adjustments reflected above to amounts recorded primarily to actual operating and capital losses filed in THG's 2005 tax return as compared to estimated amounts, and adjustments to the valuation allowance related to IRC Section 382 Limitations. The impact of these adjustments was recorded as an offer to VOBA as discussed in Note 3--Purchase Accounting.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Gross deferred income tax assets totaled approximately $288.8 million and $320.0 million at December 31, 2006 and 2005, respectively. Gross deferred income tax liabilities totaled approximately $99.3 million and $111.0 million at December 31, 2006 and 2005, respectively.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

11.  FEDERAL INCOME TAXES (CONTINUED)

The Company has recorded a valuation allowance against tax benefits from capital losses, tax credits, and operating loss carryforwards. The establishment of the valuation allowance against the December 31, 2006 deferred tax asset is due to limitations under Section 382 of the Internal Revenue Code against the tax benefits. If the tax benefits, established by the Transaction, of $28.0 million offset by the valuation allowance were to be subsequently realized, the entire benefit would reduce intangible assets. As described above, during 2006 there was an $8.6 million adjustment to decrease VOBA and reduce the valuation allowance related to this item. Any change made subsequent to the initial valuation allowance established by the Transaction would be realized through the income statement. As of 2006, the amount that would be realized through the income statement is $3.6 million. In management's judgment, the gross deferred tax asset will more likely than not be realized through reductions of future taxes, except as otherwise noted. This conclusion is based primarily upon on a review of expected taxable income and considers all available evidence, both positive and negative.

At December 31, 2006, there are available foreign tax credit carryforwards of $7.8 million which will expire beginning in 2013. At December 31, 2006, the Company has net operating loss carryforwards of $158.2 million and capital loss carryforwards of $41.1 million, which begin to expire in 2016 and 2010, respectively. All tax credits, net operating loss carryforwards, and capital loss carryforwards generated prior to 2006 are subject to annual limitations on utilization. This includes $6.1 million foreign tax credits and $176.0 million net operating and capital loss carryforwards. The remaining balance, or amounts generated in 2006 are not subject to annual limitations on utilization.

The Company's federal income tax returns are routinely audited by the IRS, and when appropriate, provisions are made in the financial statements in anticipation of the results of these audits. THG has agreed to indemnify the Company and Goldman Sachs with respect to tax liabilities for periods before the acquisition as provided in the Stock Purchase Agreement. No post-acquisition periods are currently under audit. However, the attributes carried over from THG are not guaranteed under the Stock Purchase Agreement, and accordingly, such attributes may be adjusted in the future. No post-acquisition periods are currently under audit.

Commonwealth Annuity will file a stand-alone tax return for the period January 1, 2006 through December 31, 2006. The Company's tax return is ineligible for consolidation in the Goldman Sachs Group until fiscal year end 2012. Any net operating loss carryforwards, capital loss carryforwards or foreign tax credits from prior to the acquisition date of December 30, 2005 can only be used against the income of Commonwealth Annuity. Commonwealth will file a consolidated return with The Hanover Group and The Hanover Group affiliates for the period January 1, 2005 through December 30, 2005. Any tax liability related to activity for that period will be a liability of The Hanover Group.

12.  PENSION AND OTHER POST RETIREMENT BENEFITS

DEFINED BENEFIT PLANS

Goldman Sachs maintains a defined benefit pension plan for substantially all US employees hired prior to November 1, 2003. As of November 2004, this plan has been closed to new participants and no further benefits will be accrued to existing participants. The Company and its employees are not members of a Goldman Sachs sponsored pension program and the December 31, 2006 and 2005 balance sheets contain no pension liabilities and no postretirement benefit liabilities.

Prior to the Transaction and prior to 2005, FAFLIC, a subsidiary of AFLIAC through December 30, 2005, provided retirement benefits to substantially all of its employees under defined benefit pension plans. These plans were based on a defined benefit cash balance formula, whereby the Company annually provided an allocation to each covered employee based on a percentage of that employee's eligible salary, similar to a defined contribution plan arrangement. In addition to the cash balance allocation, certain transition group employees who had met specified age and service requirements as of December 31, 1994, were eligible for a grandfathered benefit based primarily on the employees' years of service and compensation during their highest five consecutive plan years of employment. The Company's policy for the plans was to fund at least the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA").

As a result of the Transaction, the Company is no longer required to contribute any funds to the benefit plans, nor is it required to make any benefit payments.

DEFINED CONTRIBUTION PLANS

The Company participates in the Goldman Sachs employee-sponsored defined contribution plans for the employees of the Company. The Company matches a portion of employees' annual contributions. Matching contributions vest after three years of service. The Company incurred expenses relating to the defined contribution plan of $0.1 million for the year ended December 31, 2006.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

12.  PENSION AND OTHER POST RETIREMENT BENEFITS (CONTINUED)

DEFINED CONTRIBUTION PLANS (CONTINUED)

FAFLIC, a subsidiary of the Company through December 30, 2005, also provided a defined contribution 401(k) plan for its employees, whereby the Company matched employee elective 401(k) contributions, up to a maximum percentage determined annually by the Board of Directors. Effective January 1, 2005, the Company enhanced its 401(k) plan to match 100% of employees' 401(k) plan contributions up to 5% of eligible compensation. During 2005, the expense for this matching provision was $11.5 million, of which $10.2 million was allocated to its affiliates. In addition to this matching provision, the Company made an annual contribution to employees' accounts equal to 3% of the employee's eligible compensation. This annual contribution was made regardless of whether the employee contributed to the plan, as long as the employee was employed on the last day of the year. The cost for this additional contribution was $8.3 million for 2005, of which $7.3 million was allocated to affiliated companies.

COMPONENTS OF NET PERIODIC POSTRETIREMENT BENEFIT COSTS

The components of net periodic postretirement benefit cost were as follows:

FOR THE YEARS ENDED DECEMBER 31,             2006    2005    2004
------------------------------------------------------------------
(In millions)
Service cost                                  $--   $ 0.4   $ 1.3
Interest cost                                  --     3.2     4.2
Recognized net actuarial loss                  --     0.4     0.4
Amortization of prior service cost             --    (5.5)   (3.2)
                                             ---------------------
Net periodic postretirement (benefit) cost    $--   $(1.5)  $ 2.7
                                             =====================

The Company allocated approximately $0.0 million, $(0.7) million and $2.4 million of the net periodic postretirement (benefit) cost to its affiliated companies in 2006, 2005 and 2004, respectively.

     ASSUMPTIONS

The Company utilized a December 31st measurement date for its postretirement benefit plans. Weighted-average discount rate assumptions used to determine postretirement benefit obligations and periodic postretirement costs were as follows:

DECEMBER 31,                                       2006   2005
---------------------------------------------------------------
Postretirement benefit obligations discount rate    N/A   5.50%
Postretirement benefit cost discount rate           N/A   5.63%


Assumed health care cost trend rates were as follows:

DECEMBER 31,                                        2006   2005
----------------------------------------------------------------
Health care cost trend rate assumed for next year N/A 10% Rate to which the cost trend is assumed to
decline (ultimate trend rate)                        N/A      5%
Year the rate reaches the ultimate trend rate        N/A   2012

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

12.  PENSION AND OTHER POST RETIREMENT BENEFITS (CONTINUED)

DEFINED CONTRIBUTION PLANS (CONTINUED)

Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates in each year would have the following effects:

                                                            1-PERCENTAGE    1-PERCENTAGE POINT
                                                           POINT INCREASE        DECREASE
                                                           -----------------------------------
(In millions)
Effect on total of service and interest cost during 2005        $0.1              $(0.1)

13.  DIVIDEND RESTRICTIONS

Massachusetts has enacted laws governing the payment of dividends to shareholders by insurers. Massachusetts laws affect the dividend paying ability of the Company.

Massachusetts' statute limits the dividends a life insurer may pay in any twelve month period, without the prior permission of the Massachusetts Commissioner of Insurance (the "Commissioner"), to the greater of (i) 10% of its statutory policyholder surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year. In addition, under Massachusetts law, no domestic insurer may pay a dividend or make any distribution to its shareholders from other than unassigned funds unless the Commissioner has approved such dividend or distribution.

Goldman Sachs has agreed with the Commissioner to continue the previous THG commitment to maintain total adjusted capital levels at a minimum of 100% of the Company's Company Action Level, which was $84.3 million at December 31, 2006. Total adjusted capital for life insurance companies is defined as capital and surplus, plus asset valuation reserve, plus 50% of dividends apportioned for payment and was $371.0 million at December 31, 2006 for the Company. The Company Action Level is the first level in which the Commissioner could mandate regulatory involvement based solely upon levels of risk based capital.

There were no dividends declared by the Company to Goldman Sachs in 2006 and 2005. In 2005, in connection with the Transaction and with permission from the Commissioner, the Company distributed FAFLIC and its other non-insurance subsidiaries to THG. In 2004, also with permission from the Commissioner, the Company declared a return of capital of $75.0 million to its then parent THG, which was paid in the first quarter of 2005.

14.  VALUE OF BUSINESS ACQUIRED

VOBA represents the present value of future profits embedded in the acquired contracts. VOBA is determined by estimating the net present value of future cash flows expected to result from contracts in force at the date of the Transaction. Future positive cash flows include fees and other charges assessed to the contracts for as long as they remain in force as well as fees collected upon surrender, while future negative cash flows include costs to administer the contracts, and benefit payments including payments under the GMDB provisions of the contracts. VOBA will be amortized over the expected life of the contracts in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based upon historical and estimated future experience, which is updated periodically.

At December 31, 2006, the gross carrying amount and accumulated amortization was $306.2 million and $32.5 million respectively. On November 1, 2006, VOBA of $1.9 million attributable to the future profits of the deferred fixed annuity business was written off following reinsurance of the block to Columbia (see
Note 15 - Reinsurance).

VOBA is adjusted for amounts relating to unrealized investment gains and losses. This adjustment, net of tax, is included with unrealized investment gains and losses that are recorded in accumulated other comprehensive loss. VOBA was increased by $0.8 million at December 31, 2006 to account for unrealized investment losses. Their was no adjustment relating to investment gains and losses at December 31, 2005.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

14.  VALUE OF BUSINESS ACQUIRED (CONTINUED)

Estimated future amortization of VOBA as of December 31, 2006 is as follows:

(in millions)
   2007                  $ 46.2
   2008                    38.7
   2009                    31.3
   2010                    25.1
   2011                    19.8
   2012 and thereafter    113.3
                         ------
   Total                 $274.4
                         ======

15.  REINSURANCE

In the normal course of business, the Company seeks to diversify risk and limit its overall financial exposure by reinsuring certain levels of risk in various areas of exposure through acquisition and cessions with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of SFAS No. 113.

Amounts recoverable from reinsurers, due to ceding risk, are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

As of November 1, 2006, the Company entered into a coinsurance agreement to cede 100% of its deferred fixed annuity insurance business to its affiliate, Columbia. The Company ceded reserves of $53.9 million. In consideration of Columbia's assumption of these liabilities, the Company received a $1.9 million ceding commission.

On July, 1, 2006, the Company assumed on a modified coinsurance basis, 100% of the variable annuity business of CILAC. General account reserves of $1.3 billion have been assumed. In consideration, the Company paid an $85.0 million ceding commission. Separate account liabilities were assumed on a modified coinsurance basis and therefore ownership of the underlying separate accounts were not transferred. The Company has evaluated the applicability of Derivatives Implementation Group issue B36 to its modified coinsurance agreement with CILAC. An embedded derivative requiring bifurcation has been identified and an asset of $0.5 million as of December, 31 2006 is reflected on the balance sheet.

On December 30, 2005, subsequent to the Transaction, the Company assumed on a coinsurance basis 100% of the General Account liabilities of FAFLIC. The "General Account liabilities" include all of FAFLIC's gross liabilities and obligations for certain types of existing variable annuity and variable life insurance policies. In consideration of the Company's assumption of these liabilities, FAFLIC transferred to the Company the statutory assets related to this block of business and received from the Company an $8.6 million ceding commission. The Company also assumed on a modified coinsurance basis, essentially all of the Separate Account liabilities of FAFLIC. The "Separate Account liabilities" are all liabilities that were reflected in FAFLIC's separate accounts and that relate to the reinsured policies. Pursuant to the modified coinsurance framework under which Separate Account liabilities are reinsured, ownership of the underlying separate account was not transferred. In addition, the MVA product was assumed on a modified coinsurance basis. In accordance with SOP 03-01, MVA liabilities are included as general account liabilities. Reserve liabilities of $3.5 million as of December 31, 2006 have been included in policy liabilities and a reinsurance recoverable of $3.5 million recognized. The December 30, 2005 value of the FAFLIC MVA was recognized in the 2006 adjustments to purchase accounting included within other assets and future policy benefits (See Note 3 - Purchase Accounting). The Company has evaluated the applicability of Derivatives Implementation Group issue B36 to its modified coinsurance arrangement to reinsure FAFLIC MVA and has determined that an embedded derivative requiring bifurcation does exist but is not considered to be material.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

15.  REINSURANCE (CONTINUED)

As part of the Coinsurance Agreement, the Company is responsible for providing certain administrative services with respect to the reinsured business. This includes, but is not limited to, policy and policyholder administration, separate account administration, preparing accounting and actuarial information, and certain aspects of legal compliance.

Prior to the Transaction, the Company entered into other reinsurance treaties including non core traditional life and health business. The largest being a universal life insurance treaty representing reinsurance recoverables of $506.0 million and $543.8 million at December 31, 2006 and 2005, respectively.

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31,                2006     2005     2004
------------------------------------------------------------------------
(IN MILLIONS)
Life and accident and health insurance
   premiums:
      Direct                                   $ 19.4   $ 72.8   $ 80.2
      Assumed                                      --      0.3      0.5
      Ceded                                     (19.4)   (36.2)   (41.2)
                                               -------------------------
Net premiums                                   $   --   $ 36.9   $ 39.5
                                               =========================
Life and accident and health insurance and
   other individual policy benefits, claims,
   losses and loss adjustment expenses:
      Direct                                   $109.2   $289.1   $294.3
      Assumed                                    34.4     (1.7)    (1.2)
      Ceded                                     (38.4)   (48.0)   (62.0)
                                               -------------------------
Net policy benefits, claims, losses and loss
   adjustment expenses                         $105.2   $239.4   $231.1
                                               =========================

16.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31,                2006      2005     2004
-------------------------------------------------------------------------
(In millions)
Balance at beginning of year                   $   --   $ 694.1   $894.6
Block Acquisition                               106.7        --       --
Subsidiary adjustment                              --     (35.0)      --
Acquisition expenses deferred                     3.3       0.7      2.8
Amortized to expense during the year             (6.4)   (112.4)   (94.8)
Adoption of SOP 03-1                               --        --    (93.0)
Impairment of DAC asset related to annuity
   business                                        --        --     (7.1)
Adjustment to equity during the year               --       9.3     (8.4)
Purchase accounting adjustment                     --    (556.7)      --
                                               --------------------------
Balance at end of year                         $103.6   $    --   $694.1
                                               ==========================

In 2006, the Company acquired the variable annuity business of CILAC through a modified coinsurance agreement, resulting in an initial DAC asset of $106.7 million upon contract date. Current year activity of $3.3 million related to deferral of acquisition expenses and amortization of $6.4 million resulted in a $103.6 million DAC asset at December 31, 2006.

The Company adopted SOP 03-1 effective January 1, 2004. Upon adoption, the Company reclassified the balance of capitalized sales inducements that were previously included in DAC to other assets. The balance of capitalized sales inducements at January 1, 2004 was $89.7 million. SOP 03-1 also required that estimated gross profits used to calculate the amortization of DAC be adjusted

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

16.  DEFERRED POLICY ACQUISITION COSTS (CONTINUED)

to reflect increases in the guaranteed minimum benefit reserves. This resulted in a $3.3 million reduction in the DAC asset in 2004. For further discussion of the adoption of SOP 03-1, see Note 8, Adoption of Statement of Position 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS.

In accordance with SFAS No. 141, the Company revalued its DAC asset to zero as of December 30, 2005 in accordance with fair value purchase accounting. During 2004, the Company determined that the DAC asset related to certain distribution channels for the annuity business exceeded the present value of total expected gross profits. Therefore, the Company recognized permanent impairments of the DAC asset of $7.1 million related to these items.

17.  LIABILITIES FOR OUTSTANDING CLAIMS, LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company regularly updates its reserve estimates as new information becomes available and further events occur which may impact the resolution of unsettled claims. Reserve adjustments are reflected in results of operations as adjustments to losses and LAE. Often these adjustments are recognized in periods subsequent to the period in which the underlying policy was written and loss event occurred. These types of subsequent adjustments are described as "prior year reserve development". Such development can be either favorable or unfavorable to the Company's financial results and may vary by line of business.

The liability for future policy benefits and outstanding claims, and claims adjustment expenses, excluding the effect of reinsurance, related to the Company's accident and health business was $233.5 million and $235.2 million at December 31, 2006 and 2005, respectively. This business consisted of the Company's exited individual health business. Reinsurance recoverables related to this business were $233.6 million and $235.2 million at December 31, 2006 and 2005 respectively.

18.  COMPOSITION OF OTHER ASSETS, LIABILITIES, INCOME, AND EXPENSES

Other assets consist of the following:

DECEMBER 31,                         2006   2005
------------------------------------------------
(In millions)
State licenses (intangible asset)   $ 2.6   $2.6
Accounts receivable                   7.1    3.7
DIG B36 & futures derivatives         2.8     --
Miscellaneous assets                  5.4    2.3
                                    ------------
Total other assets                  $17.9   $8.6
                                    ============

Expenses and taxes payable consist of the following:

DECEMBER 31,                         2006    2005
-------------------------------------------------
(In millions)
Payables in process                 $39.4   $35.8
Policyholder liabilities              5.5    23.3
GMDB hedge                           28.5     0.4
Accrued expenses                     10.1     6.8
Miscellaneous liabilities             6.2     0.5
                                    -------------
Total expenses and taxes payable    $89.7   $66.8
                                    =============

Other income consists of the following:

DECEMBER 31,                         2006    2005    2004
---------------------------------------------------------
(In millions)
Asset management fees               $15.4   $29.4   $36.0
Miscellaneous income                  5.3     3.6     4.2
                                    ---------------------
Total other income                  $20.7   $33.0   $40.2
                                    =====================

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

18.  COMPOSITION OF OTHER ASSETS, LIABILITIES, INCOME, AND EXPENSES (CONTINUED)

Other operating expenses consist of the following:

DECEMBER 31,                          2006     2005     2004
-------------------------------------------------------------
(In millions)
Taxes, licenses & fees               $  3.2   $ 16.1   $  5.7
Commission expense                     19.5     21.0     26.8
Management and administrative fees     23.8       --       --
Salaries & benefits                     5.1     49.6     52.1
Processing & operational services      12.9     12.7     10.8
Legal & auditing                        1.3      5.9      5.5
Loss on GMDB hedging                   47.4     14.2     25.1
Miscellaneous operating expenses        8.4     29.1     44.3
                                     ------------------------
Total other operating expenses       $121.6   $148.6   $170.3
                                     ========================

19.  COMMITMENTS

The Company does not have any lease commitments. However, the Company was allocated certain rental expenses, primarily for building leases. Rental expenses for these operating leases amounted to $0.1 million for 2006. Prior to the Transaction, the Company was allocated rental expenses of $0.6 million and $0.5 million in 2005 and 2004, respectively.

Concurrent to the closing of the Transaction, the Company entered into an agreement with Se2, whereby Se2, as third party administrator, will provide all contract/policy administration for a period of not less than ten years. As of December 31, 2006, the purchase commitments relating to the agreement with Se2 were as follows:

(in millions)
   2007                  $ 7.9
   2008                    7.7
   2009                    6.9
   2010                    6.2
   2011                    5.5
   2012 and thereafter    17.0
                         -----
   Total                 $51.2
                         =====

20.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential impact of any such future assessments or voluntary payments.

LITIGATION

On July 24, 2002, an action captioned American National Bank and Trust Company of Chicago, as Trustee f/b/o Emerald Investments Limited Partnership, and Emerald Investments Limited Partnership v. Allmerica Financial Life Insurance and Annuity Company, was commenced in the United States District Court for the Northern District of Illinois, Eastern Division. In 1999, plaintiffs purchased two variable annuity contracts with initial premiums aggregating $5.0 million. Plaintiffs, who the Company subsequently identified as engaging in frequent transfers of significant sums between sub-accounts that in the Company's opinion constituted "market timing", were subject to restrictions upon such trading that the Company imposed in December 2001. Plaintiffs allege that such restrictions constituted a breach of the terms of the annuity contracts. In December 2003, the court granted partial summary judgment to the plaintiffs, holding that at least certain restrictions imposed on their trading activities violated the terms of

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

20.  CONTINGENCIES (CONTINUED)

LITIGATION (CONTINUED)

the annuity contracts. (On September 1, 2006, Allmerica Financial Life Insurance and Annuity Company was renamed Commonwealth Annuity and Life Insurance Company).

On May 19, 2004, plaintiffs filed a Brief Statement of Damages in which, without quantifying their damage claim, they outlined a claim for (i) amounts totaling $150,000 for surrender charges imposed on the partial surrender by plaintiffs of the annuity contracts, (ii) loss of trading profits they expected over the remaining term of each annuity contract, and (iii) lost trading profits resulting from the Company's alleged refusal to process five specific transfers in 2002 because of trading restrictions imposed on market timers. With respect to the lost profits, plaintiffs claim that pursuant to their trading strategy of transferring money from money market accounts to international equity accounts and back again to money market accounts, they have been able to consistently obtain relatively risk free returns of between 35% to 40% annually. Plaintiffs claim that they would have been able to continue to maintain such returns on the account values of their annuity contracts over the remaining terms of the annuity contracts (which are based in part on the lives of the named annuitants). The aggregate account value of plaintiffs' annuities was approximately $12.8 million in December 2001. On February 1, 2006, the Court issued a ruling, which, as confirmed by the Court at a status conference on April 12, 2006, precludes plaintiffs from claiming any damages accruing beyond July 31, 2004.

THG, on behalf of the Company, continues to vigorously defend this matter, and regards plaintiffs' claims for lost trading profits as being speculative and, in any case, subject to an obligation to mitigate damages. Further, in the Company's view, these purported lost profits would not have been earned because of various actions taken, the investment management industry and regulators, to deter or eliminate market timing, including the implementation of "fair value" pricing.

The outcome of this matter is not expected to be material to the Company's annual results of operations or financial position. In addition, THG has agreed to indemnify the Company and Goldman Sachs with respect to this litigation. A trial was held in December 2006, resulting in an award to plaintiffs of $1.3 million. Plaintiffs filed their Notice of Appeal to the Seventh Circuit in March 2007.

The Company is involved from time to time in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. THG has agreed to indemnify the Company and Goldman Sachs with respect to certain of these matters as provided in the Stock Purchase Agreement. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition, but may be material to the Company's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceeding in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Additionally, in 1997, a lawsuit on behalf of a putative class was instituted against the Company alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In November 1998, the Company and the plaintiffs entered into a settlement and in May 1999, the Federal District Court in Worcester, Massachusetts approved the settlement and certified the class for this purpose. The Company recognized a $16.4 million charge to surplus for the year 1998 related to this litigation. In the second quarter of 2001, the Company recognized a benefit to surplus of $5.4 million resulting from the refinement of cost estimates. Although the Company believes that the remaining expense reflects appropriate recognition of its obligation under the settlement, this estimate may be revised based on the amount of reimbursement actually tendered by the Company's insurance carriers, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

In addition, the Company is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, which currently include investigations relating to "market timing" in sub-accounts of variable annuity and life products, "revenue sharing" and other matters, and regulatory inquiries into compensation arrangements with brokers and agents. A number of companies have announced settlements of enforcement actions related to such matters with various regulatory agencies, including the SEC, which have included a range of monetary penalties and restitution. In February 2006, THG reached a settlement agreement with the SEC regarding its investigation related to "market timing", "revenue sharing" and other matters, including the marketing support and administrative services arrangements entered into by VeraVest Investments, Inc. in connection with the

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

20.  CONTINGENCIES (CONTINUED)

LITIGATION (CONTINUED)

distribution of life insurance and annuity products issued by unaffiliated insurance companies. The total amount of the settlement is $5.0 million. The Company's share of this settlement is $2.8 million, of which $2.1 million was paid during 2006 and $0.7 million has been accrued at December 31, 2006 in miscellaneous Liabilities.

As a result of the Transaction, the Company converted its insurance businesses to a new administrative platform. The conversion is essentially complete, with functionality in place, but requiring further enhancements to the system or process to resolve minor remaining issues. While any potential financial impact to the Separate Accounts of the Company will be borne by the General Account of the Company, the effect on the General Account is expected to be immaterial. No material impact to the financial statements of the Company is expected.

21.  RELATED PARTY TRANSACTIONS

As of November 1, 2006, the Company entered into a coinsurance agreement to cede 100% of its deferred fixed annuity insurance business to its South Carolina domiciled affiliate, Columbia. In consideration of Columbia's assumption of the liabilities, the Company received a $1.9 million ceding commission.

The Company receives operational and administrative support and management services from an affiliate, GSCO, and is allocated costs for services received. For the year ended December 31, 2006, GSCO charged the Company approximately $3.8 million for these services. No expense was generated for the year ended December 31, 2005. These amounts are presented within other operating expenses.

The Company entered into several derivative transactions with its affiliate, Goldman Sachs International ("GSI"). These derivative positions resulted in a $47.4 million and $0.4 million expense, for 2006 and 2005 respectively, due to mark to market of the positions.

As of December 31, 2006, the service agreement entered into with GSAM for investment management services generated expense of $2.1 million. No expense was generated for the year ended December 31, 2005.

As part of the variable products in the separate account, the Company offers underlying Goldman Sachs Variable Investment Trust funds. Management fees are paid directly to GSAM and certain of these distribution and administration fees are passed to the Company. This resulted in revenue of $7.0 million for the year ended December 31, 2006.

Prior to the Transaction, the Company provided, through its wholly owned subsidiary FAFLIC, management, space and other services, including accounting, electronic data processing, human resources, benefits, legal and other staff functions to affiliates. These entities ceased to be affiliates as of December 30, 2005 and effectively on that date the Company stopped providing these services. Amounts charged by the Company to its affiliates in periods prior to the Transaction for services were based on full cost including all direct and indirect overhead costs that amounted to $165.7 million and $167.5 million in 2005 and 2004 respectively. Net amounts due from its affiliates for accrued expenses and various other liabilities and receivables was $0.4 million at December 31, 2006. There were no amounts due from affiliates at December 31, 2005.

In 2006, the employees of the Company became participants in The Goldman Sachs Amended and Restated Stock Incentive Plan (the "SIP"). Pursuant to the SIP, Goldman Sachs issued restricted stock units (RSU's) to certain employees of the Company as part of their overall compensation for 2006. Unvested RSU's require future service as a condition of delivery of the underlying shares of Goldman Sachs' common stock generally over a three year period. Delivery of the underlying shares of common stock is also conditioned on the grantee's satisfying certain other requirements as outlined in the award agreement.
The Company incurred expenses of $1.5 million relating to RSU's for the year ended December 31, 2006.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

22.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis), as codified by the National Association of Insurance Commissioners. Statutory surplus differs from shareholders' equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred. Statutory accounting principles require asset valuation and interest maintenance reserves, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and the recognition of deferred tax assets is based on different recoverability assumptions.

Statutory net (loss) income and surplus are as follows:

                                             (UNAUDITED)
                                                 2006       2005     2004
                                             -----------------------------
(In millions)
Statutory Net (Loss) Income - Combined
   Life and Health Companies (1)                $(35.5)    $ (2.3)  $204.6
Statutory Shareholders' Surplus - Combined
   Life and Health Companies (1)                $368.9     $374.1   $555.6

(1) The 2005 net loss and surplus excludes subsidiaries divested prior to the Transaction. These subsidiaries represent $124.8 million and $194.3 million of net income and surplus, respectively, in 2004.

23.  SUBSEQUENT EVENTS

On April 16, 2007 the Company entered into a binding agreement with Fidelity Mutual Life Insurance Company ("FML") to assumption reinsure FML's entire book of business, comprised primarily of whole, term and universal life insurance policies. FML is currently in rehabilitation under the governance of the State of Pennsylvania, and a fourth quarter 2007 effective date is anticipated. As part of this transaction, the Company will pay a ceding commission of $3.9 million. The Company will have no responsibility for the dissolution or future state of FML and any of its remaining legal entity obligations or liabilities.

                            PART C. OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

     (A)  FINANCIAL STATEMENTS

          Financial Statements Included in Part A
          None

               Commonwealth Annuity and Life Insurance Company's Consolidated Balance Sheets at December 31, 2006 and 2005

               Commonwealth Annuity and Life Insurance Company's Consolidated Statements of Operations for each of the three years in the period ended December 31, 2006

               Commonwealth Annuity and Life Insurance Company's Consolidated Statements of Shareholders Equity for each of the three years in the period ended December 31, 2006

               Commonwealth Annuity and Life Insurance Company's Consolidated Statements of Comprehensive Income (Loss) for each of the three years in the period ended December 31, 2006

               Commonwealth Annuity and Life Insurance Company's Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2006

               Commonwealth Annuity and Life Insurance Company's Notes to Consolidated Financial Statements for the year ended December 31, 2006

          Financial Statements Included in Part C
          None

     (B)  EXHIBITS

               EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated February 9, 2007 was previously filed on March 1, 2007 in the Initial Registration Statement (File Nos. 333-141019/811-22024), and is
                                    incorporated by reference herein.

               EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the Registrant not pursuant to a trust indenture or other such instrument.

               EXHIBIT 3       (a)  Form of Distribution Agreement and Epoch
                                    Securities, Inc. is filed herewith.

                               (b)  Form of Service Agreement with
                                    broker-dealers is filed herewith.

               EXHIBIT 4       (a)  Policy (3039-07) is filed herewith.

                               (b)  Extended Care Waiver Rider (4009-07)
                                    (Nursing Home Rider Endorsement) is filed herewith.

                               (c) Disability Waiver Rider (4008-07) is filed herewith.

                               (d)  Texas Optional Retirement Program Rider
                                    (4010-07) is filed herewith.

                               (e) Qualified Plan Rider (401a) (4011-07) is filed herewith.

                               (f) Tax Sheltered Annuity Rider (403b) (4012-07) is filed herewith.

                               (g) GLWB Rider - Single Life (4006-07) is filed herewith.

                               (h) GLWB Rider - Joint Life (4007-07) is filed herewith.

                               (i) Step-Up Death Benefit Rider (4005-07) for Preferred Plus is filed herewith.

                               (j)  457 Rider (4013-07) is filed herewith.

                               (k)  IRA Rider (4014-07) is filed herewith.

                               (l)  Simple IRA Rider (4015-07) is filed
                                    herewith.

                               (m)  Roth IRA Rider (4016-07) is filed herewith.

               EXHIBIT 5 Form of Application (Preferred Plus-PP-401) is filed herewith.

               EXHIBIT 6 Articles of Organization and Bylaws, as amended of the Company, effective as of September 1, 2006 was previously filed on March 1, 2007 in the Initial Registration Statement (File Nos. 333-141019/811-22024), and is incorporated by reference herein.

               EXHIBIT 7            Not Applicable.

               EXHIBIT 8       (a)  Director's Power of Attorney is filed
                                    herewith.

                               (b) Third Party Agreement (TPA) between Security Benefit Life Insurance Co, Security Distributors, Inc and The Goldman Sachs Group, Inc. was previously filed on February 10, 2006 in Registrant's Post-Effective Amendment No. 26 (Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein.

               EXHIBIT 9            Opinion of Counsel is filed herewith.

               EXHIBIT 10 Consent of Independent Registered Public Accounting Firm is filed herewith.

               EXHIBIT 11           None.

               EXHIBIT 12           None.

               EXHIBIT 13 Schedule for Computation of Performance Quotations is not applicable.

               EXHIBIT 14           Not Applicable.

               EXHIBIT 15(a) Form of Amended and Restated Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors Inc. and Commonwealth Annuity and Life Insurance Company is filed herewith.

                                    Amendment dated January 1, 2003 to the AIM
                                    Participation Agreement was previously filed on April 28, 2003 in Post-Effective Amendment No. 23 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein. Form of Amendment #7 dated May 1, 2002 to the AIM Participation Agreement was previously filed in April 19, 2002 in Post-Effective Amendment No. 22 of Registration Statement No.
                                    33-39702/811-6293, and is incorporated by reference herein. Form of Amendment #6 to the AIM Participation Agreement was previously filed on April 19, 2001 in Post-Effective Amendment No. 19 of Registration Statement No.
                                    33-39702/811-6293, and is incorporated by reference herein. Form of Amendment to AIM Participation Agreement was previously filed in April 2000 in Post-Effective Amendment No. 19 of Registration Statement No. 33-44830/811-6293 and is incorporated by reference herein. Participation Agreement with AIM Variable Insurance Funds, Inc. was previously filed on August 27, 1998 in Post-Effective Amendment No. 3 in Registration Statement No.
                                    333-11377/811-7799, and is incorporated by reference herein.

               EXHIBIT 15(b) Form of Amended and Restated Participation Agreement among Commonwealth Annuity and Life Insurance Company, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. is filed herewith.

               Exhibit 15(c) Form of Amendment No. 2 dated August 1, 2007, Form of Amendment No. 1 dated June 5, 2007 and the Amended and Restated Participation Agreement dated September 25, 2006 with Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., and Commonwealth Annuity and Life Insurance Company are filed herewith.

               EXHIBIT 15(d) Form of Amended and Restated Participation Agreement dated January 2, 2005 between Goldman Sachs Variable Insurance Trust, Goldman,

                                    Sachs & Co, and Allmerica Financial Life
                                    Insurance and Annuity Company is filed
                                    herewith.

                                    Form of Participation Agreement dated
                                    January 2, 2005 between Goldman Sachs
                                    Variable Insurance Trust, Goldman,
                                    Sachs & Co, and Allmerica Financial Life
                                    Insurance and Annuity Company was
                                    previously filed on April 28, 2006 in
                                    Registrant's Post-Effective Amendment No. 27
                                    (Registration Statement No.
                                    33-39702/811-6293), and is incorporated by reference herein.

               EXHIBIT 15(e) Form of Participation Agreement dated August 1, 2007 with Goldman Sachs Trust is filed herewith.

               EXHIBIT 15(f) Form of Amendment dated August 1, 2007 to the Participation Agreement with Janus is filed herewith.

                                    Amendment dated February 25, 2000 to the
                                    Participation Agreement with Janus was
                                    previously filed in April 19, 2002 in
                                    Post-Effective Amendment No. 22 of
                                    Registration Statement No.
                                    33-39702/811-6293, and is incorporated by reference herein. Participation Agreement with Janus was previously filed on April 21, 2000 in Post-Effective Amendment No. 1 of Registration Statement No.
                                    333-87099/811-6293 and is incorporated by reference herein.

               EXHIBIT 15(g) Form of Amendment dated August 1, 2007 to the Participation Agreement with Oppenheimer Variable Account Funds is filed herewith.

                                    Amendment dated May 1, 2002 to the
                                    Participation Agreement with Oppenheimer
                                    Variable Account Funds was previously filed on April 28, 2003 in Post-Effective Amendment No. 23 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein. Form of Amendment dated May 1, 2002 to the Participation Agreement with Oppenheimer Variable Account Funds was previously filed in April 19, 2002 in Post-Effective Amendment No. 22 of Registration Statement No.
                                    33-39702/811-6293, and is incorporated by reference herein. Participation Agreement with Oppenheimer Variable Account Funds was previously filed on August 27, 1998 in Post-Effective Amendment No. 3, and is incorporated by reference herein.

               EXHIBIT 15(h) Form of Participation Agreement among Pioneer Variable Contracts Trust, Commonwealth Annuity and Lie Insurance Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. dated August 1, 2007 is filed herewith.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The principal business address of most the following Directors and Officers* is:
     85 Broad Street
     New York, NY  10004

     The principal business address of the other following Directors and Officers is:
     132 Turnpike Road, Suite 210
     Southborough, MA 01772.

                 DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

     NAME                                         POSITION WITH COMPANY

     Allan S. Levine*               Chairman of the Board

     John J. Fowler*                Vice President

     Michael A. Pirrello            Vice President and Chief Financial Officer

     Nicholas Helmuth von Moltke*   Director, Vice President, and
                                    Chief Operating Officer

     J. William McMahon*            Director

     Donald Mullen*                 Director

     Timothy J. O'Neill*            Director

     Samuel Ramos*                  Vice President and Secretary

     Michael A. Reardon             Director, President, and
                                    Chief Executive Officer

     Amol Sagun Naik*               Vice President and Treasurer

     Jane Spanier Grosso            Vice President and Controller

     Alan Akihiro Yamamura*         Vice President and Chief Risk Officer

     Margot K. Wallin               Vice President and Chief Compliance Officer

ITEM 26.  PERSONS UNDER COMMON CONTROL WITH REGISTRANT

The following are significant subsidiaries of The Goldman Sachs Group, Inc. and the states or jurisdictions in which they are organized. Indentation indicates the principal parent of each subsidiary. Except as otherwise specified, in each case The Goldman Sachs Group, Inc. owns, directly or indirectly, at least 99% of the voting securities of each subsidiary. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a "significant subsidiary" as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Act of 1934.

                                                    ----------------------------
                                                    | THE GOLDMAN SACHS GROUP, |
                                                    |           INC.           |
                                                    |        (Delaware)        |
                                                    ----------------------------
                                                                 |
                                                                 |
                         -----------------------------------------------------------------------------------
---------------------    |               |100%          |                                |                 |
| GOLDMAN, SACHS &  |100%|               | (a)          |                                |                 | 100%
|       CO.         | (a)|      --------------------    |      ----------------------    |    ----------------------------
|   (New York)      |----|      |    MLQ, L.L.C.   |    |      |  COLUMBIA CAPITAL  |100%|    |       COMMONWEALTH       |
---------------------    |      |     (Delaware)   |    |      |  LIFE REINSURANCE  |----|    |     ANNUITY AND LIFE     |
                         |      --------------------    |      |      COMPANY       |    |    |     INSURANCE COMPANY    |
                         |               |              |      | (South Carolina)   |    |    |   (FORMERLY ALLMERICA    |
                         |               |              |      ----------------------    |    | FINANCIAL LIFE INSURANCE |
                         |            GP |              | LP              |              |    |   AND ANNUITY COMPANY)   |
                         |            1% |--------------- 99%             | 100%         |    |      (Massachusetts)     |
                         |               |                                |              |    ----------------------------
                         |               |                                |              |
---------------------    |      --------------------           ----------------------    |    ----------------------------
|   GOLDMAN SACHS   |100%|      | MTGLQ INVESTORS, |           | CHARLESTON CAPITAL |    |    |     ARROW REINSURANCE    |
| ASSET MANAGEMENT, | (a)|      |       L.P.       |           | REINSURANCE, L.L.C.|    |100%|     COMPANY, LIMITED     |
|       L.P.        |----|      |    (Delaware)    |           |  (South Carolina)  |    |----|         (Bermuda)        |
|    (Delaware)     |    |      --------------------           ----------------------    |    ----------------------------
---------------------    |               |                                               |
                         |               | 21.8%                                         |
                         |               |                                               |
---------------------100%|      --------------------           ----------------------    |    ----------------------------
|   GOLDMAN SACHS   |(a) |      | SPARTA INSURANCE |           |    GOLDMAN SACHS   |100%|100%|     ARROW REINSURANCE    |
|   INTERNATIONAL   |----|      |  HOLDINGS, INC.  |           | RISK ADVISORS, L.P.|----|----|     COMPANY, LIMITED     |
| (United Kingdom)  |           |   (Delaware)     |           |     (Delaware)     |    |    |         (Bermuda)        |
---------------------           --------------------           ----------------------    |    ----------------------------
                                         |                                |              |
                                         | 100%                           |100%          |
                                         |                                |              |
                                --------------------           ----------------------    |    ----------------------------
                                |      AMERICAN    |           | ARROW CAPITAL RISK |    |100%|        PEARL STREET      |
                                |     EMPLOYERS    |           |  SERVICES LIMITED  |    |----|         INSURANCE        |
                                | INSURANCE COMPANY|           |      (Bermuda)     |    |    |       COMPANY, INC.      |
                                |  (Massachusetts) |           ----------------------    |    |         (Vermont)        |
                                --------------------                                     |    ----------------------------
                                                                                         |
                                                                                         |
                                                                                         |
                                                               ----------------------    |    ----------------------------
                                                               |    GOLDMAN SACHS   |100%|100%|       GOLDMAN SACHS      |
                                                               | RISK BROKERS, INC. |---------|   RISK SERVICES L.L.C.   |
                                                               |     (Delaware)     |         |        (Delaware)        |
                                                               ----------------------         ----------------------------

(a) GS Group holds 100% of the equity interest in these subsidiaries through one or more intermediary holding companies

                                                  THE GOLDMAN SACHS GROUP, INC.

SUBSIDIARY              SUB NAME            PARENT            PARENT NAME           OWNER %          DOMICILE
--------------------------------------------------------------------------------------------------------------------
0001        Goldman, Sachs & Co.             0006   The Goldman, Sachs & Co. L.L.C     0.20  New York
0001        Goldman, Sachs & Co.             0009   Goldman Sachs Group, Inc.         99.80  New York
0006        The Goldman, Sachs & Co. L.L.C   0009   Goldman Sachs Group, Inc.        100.00  Delaware
0007        The J. Aron Corporation          0009   Goldman Sachs Group, Inc.        100.00  Delaware
0008        J. Aron Holdings, L.P.           0007   The J. Aron Corporation            0.20  Delaware
0008        J. Aron Holdings, L.P.           0009   Goldman Sachs Group, Inc.         99.80  Delaware
0027        Epoch Securities, Inc.           0009   Goldman Sachs Group, Inc.        100.00  Delaware
0032        SCADBURY UK LIMITED              0709   Goldman Sachs Group Holdings (   100.00  United Kingdom
0033        AMAGANSETT UK LIMITED            0709   Goldman Sachs Group Holdings (   100.00  United Kingdom
0034        SCADBURY ASSETS                  0032   SCADBURY UK LIMITED               99.00  United Kingdom
0034        SCADBURY ASSETS                  0036   SCADBURY FUNDING LIMITED           1.00  United Kingdom
0035        AMAGANSETT II ASSETS             0033   AMAGANSETT UK LIMITED            100.00  United Kingdom
0036        SCADBURY FUNDING LIMITED         0032   SCADBURY UK LIMITED              100.00  United Kingdom
0037        AMAGANSETT FUNDING LIMITED       0033   AMAGANSETT UK LIMITED            100.00  United Kingdom
0038        AMAGANSETT ASSETS                0033   AMAGANSETT UK LIMITED             99.00  United Kingdom
0038        AMAGANSETT ASSETS                0037   AMAGANSETT FUNDING LIMITED         1.00  United Kingdom
0039        SCADBURY II ASSET                0032   SCADBURY UK LIMITED              100.00  United Kingdom
0041        GSFS PRINCIPAL STRATEGIES        2200   GS Financial Serv L.P. (DEL)     100.00  United Kingdom
0042        GSFS INVESTMENTS II CORP         2298   GSFS INVESTMENTS I CORP          100.00  United States
0050        GSTP LLC                         0009   Goldman Sachs Group, Inc.        100.00  Delaware
0080        Goldman Sachs Financial Market   0009   Goldman Sachs Group, Inc.        100.00  Delaware
0091        GSJC 50 Hudson Urban Renewal     0009   Goldman Sachs Group, Inc.        100.00  New Jersey
0092        GSJC Land L.L.C.                 0009   Goldman Sachs Group, Inc.        100.00  Delaware
0093        GSJC 30 Hudson Urban Renewal     0009   Goldman Sachs Group, Inc.        100.00  New Jersey

SUBSIDIARY                                                   BUSINESS DESCRIPTION
-----------------------------------------------------------------------------------------------------------------------------------
0001        A registered U.S. broker-dealer and futures commission merchant engaged in investment banking, securities activities and investment management.  Trades on a proprietary basis and also provides services to a substantial and diversified client base that inc
0001        A registered U.S. broker-dealer and futures commission merchant engaged in investment banking, securities activities and investment management.  Trades on a proprietary basis and also provides services to a substantial and diversified client base that inc
0006        Owns 0.2% of GS & Co.
0007        Owns 0.2% of J. Aron & Company and J. Aron Holdings L.P.
0008        General partner of J. Aron & Company.
0008        General partner of J. Aron & Company.
0027        An investment bank that uses sophisticated technology to connect to individual investors in the United States.
0032        Established as part of an SSG Structured Investing Group transaction.
0033        Established as part of an SSG Structured Investing Group transaction.
0034        Established as part of an SSG Structured Investing Group transaction.
0034        Established as part of an SSG Structured Investing Group transaction.
0035        Established as part of an SSG Structured Investing Group transaction.
0036        Established as part of an SSG Structured Investing Group transaction.
0037        Established as part of an SSG Structured Investing Group transaction.
0038        Established as part of an SSG Structured Investing Group transaction.
0038        Established as part of an SSG Structured Investing Group transaction.
0039        Established as part of an SSG Structured Investing Group transaction.
0041        This entity was set up as part of an AMSSG Structured Investing Group transaction.
0042        Set up as part of the SBD Principal Investing Portfolio-to hold airplane leases.
0050        Holding entity for aircraft purchases.
0080        Owns 1% of Goldman Sachs Financial Markets, L.P.
0091        Lessee and construction agent for construction project in Jersey City.
0092        Land owner - Jersey City
0093        Owns building in Jersey City

0094        GSJC Master Lessee L.L.C.        0009   Goldman Sachs Group, Inc.        100.00  Delaware
0096        MLK DRIVE URBAN RENEWAL LLC      0009   Goldman Sachs Group, Inc.        100.00  New Jersey
0097        PH PIER MANAGEMENT LLC           0092   GSJC Land L.L.C.                 100.00  Delaware
0098        REP ELD Gen-Par, LLC             0009   Goldman Sachs Group, Inc.        100.00  United States
0100        Archon Group, L.P.               0009   Goldman Sachs Group, Inc.         99.00  Delaware
0100        Archon Group, L.P.               0101   Archon Gen-Par, Inc.               1.00  Delaware
0101        Archon Gen-Par, Inc.             0009   Goldman Sachs Group, Inc.        100.00  Delaware
0102        Archon Group Italia s.r.l.       0104   Archon International, Inc.       100.00  Italy
0104        Archon International, Inc.       2200   GS Financial Serv L.P. (DEL)     100.00  Delaware
0105        Archon Group Deutschland GmbH    0104   Archon International, Inc.       100.00  Germany
0106        GS COMM MORTGAGE CAPITAL, L.P.   0107   GS COMM MORTGAGE CAPITAL, LLC      1.00  Delaware
0106        GS COMM MORTGAGE CAPITAL, L.P.   1503   MLQ Investors, L.P.               99.00  Delaware
0107        GS COMM MORTGAGE CAPITAL, LLC    1503   MLQ Investors, L.P.              100.00  Delaware
0109        SPF ONE IL, L.L.C.               1513   MTGLQ Investors, LP              100.00  Delaware
0111        GS MD80 Leasing, LLC             2298   GSFS INVESTMENTS I CORP          100.00  United States
0113        SAVOY ASSOCIATES, LLC            1011   REP SVY HOLDINGS REALTY, LLC     100.00  United States
0118        Goldman Sachs (Asia) L.L.C.      0250   Goldman Sachs Global Holdings      1.00  Delaware
0118        Goldman Sachs (Asia) L.L.C.      1222   Goldman Sachs (Cayman) Holding    99.00  Delaware
0120        Goldman Sachs (Asia) Securitie   0009   Goldman Sachs Group, Inc.         99.00  Hong Kong
0120        Goldman Sachs (Asia) Securitie   0250   Goldman Sachs Global Holdings      1.00  Hong Kong
0123        Goldman Sachs (Asia Pacific) L   0250   Goldman Sachs Global Holdings      1.00  Delaware
0123        Goldman Sachs (Asia Pacific) L   1222   Goldman Sachs (Cayman) Holding    99.00  Delaware
0124        SENNA INVESTMENT (IRELAND) LTD   2200   GS Financial Serv L.P. (DEL)     100.00  Ireland
0135        Goldman Sachs (China) L.L.C.     0009   Goldman Sachs Group, Inc.         99.00  Delaware
0135        Goldman Sachs (China) L.L.C.     0250   Goldman Sachs Global Holdings      1.00  Delaware

0094        Master lessee for building in Jersey City
0096        Lessee and construction agent for construction project in Jersey City.
0097        Entity that owns the pier in Jersey City.
0098        Established to serve as General Partner of REP ELD Real Estate, L.P.
0100        Real estate property/asset manager owned by The Goldman Sachs Group, Inc.
0100        Real estate property/asset manager owned by The Goldman Sachs Group, Inc.
0101        1% general partner of Archon Group, L.P.
0102        Provides consulting services relating to assignment, acquisition, evaluation and management of immovable assets and/or assignment & management of credits.
0104        Holds investments in Archon Group Italia S.r.l and Archon Group International, Inc.
0105        Provides consultancy on economic and technical aspects of investment in real estate. Set up to support Archon's activities in Germany.
0106        Limited partnership designed to invest in commercial mortgages.
0106        Limited partnership designed to invest in commercial mortgages.
0107        Acts as a general partner of Archon Financial L.P.
0109        Serves as a strategic capital planning entity.
0111        Established as part of an SSG Structured Investing Group transaction.
0113        Entity is a condominium developer that is engaged in the business of selling its developed properties.
0118        Established to assume Goldman Sachs (Asia) Securities Limited's non-exchange business in Hong Kong.  Also has a representative in Bangkok, Thailand.
0118        Established to assume Goldman Sachs (Asia) Securities Limited's non-exchange business in Hong Kong.  Also has a representative in Bangkok, Thailand.
0120        Executes agency transactions for affiliates on the Hong Kong stock exchange. Non-exchange business was transferred to
            Goldman Sachs (Asia) LLC in the first quarter of fiscal 1995.
0120        Executes agency transactions for affiliates on the Hong Kong stock exchange. Non-exchange business was transferred to
            Goldman Sachs (Asia) LLC in the first quarter of fiscal 1995.
0123        Investment holding company for PT Goldman Sachs Indonesia.
0123        Investment holding company for PT Goldman Sachs Indonesia.
0124        Invests in KAMCO I loans purchased from Restamove Ireland Limited.
0135        Representative offices in Beijing and Shanghai.
0135        Representative offices in Beijing and Shanghai.

0137        DELMORA BANK GMBH                0104   Archon International, Inc.       100.00  Germany
0150        Goldman Sachs Canada Inc.        0009   Goldman Sachs Group, Inc.        100.00  Ontario
0154        CMLQ Investors Company           1506   MLQ L.L.C.                         1.00  Nova Scotia
0154        CMLQ Investors Company           1513   MTGLQ Investors, LP               99.00  Nova Scotia
0156        Goldman Sachs Canada Finance     0009   Goldman Sachs Group, Inc.        100.00  Alberta
0157        Goldman Sachs Canada Finance     0009   Goldman Sachs Group, Inc.         99.00  Nova Scotia
0157        Goldman Sachs Canada Finance     0156   Goldman Sachs Canada Finance       1.00  Nova Scotia
0159        Goldman Sachs Canada Credit      0009   Goldman Sachs Group, Inc.          1.00  Nova Scotia
0159        Goldman Sachs Canada Credit      2220   Goldman Sachs Credit Part L.P.    99.00  Nova Scotia
0160        Goldman Sachs (Asia) Finance     0165   Goldman Sachs (Asia) Finance      99.00  Republic of Mauritius
0160        Goldman Sachs (Asia) Finance     0250   Goldman Sachs Global Holdings      1.00  Republic of Mauritius
0162        Express Investments III Privat   0160   Goldman Sachs (Asia) Finance     100.00  Malaysia
0163        NJLQ (Ireland) Ltd.              2200   GS Financial Serv L.P. (DEL)     100.00  Ireland
0164        Jade Dragon (Mauritius) Ltd      0192   Tiger Strategic Investments Lt   100.00  Republic of Mauritius
0165        Goldman Sachs (Asia) Finance     0001   Goldman, Sachs & Co.              99.00  Delaware
0165        Goldman Sachs (Asia) Finance     0250   Goldman Sachs Global Holdings      1.00  Delaware
0169        Muni Tic Toc Series Trust Cons   0001   Goldman, Sachs & Co.             100.00  United States
0170        Singel Cool One B.V.             2200   GS Financial Serv L.P. (DEL)     100.00  Netherlands
0171        Singel Cool Two B.V.             2200   GS Financial Serv L.P. (DEL)     100.00  Netherlands
0172        Archon Group (France)            0170   Singel Cool One B.V.              99.98  France
0172        Archon Group (France)            0171   Singel Cool Two B.V.               0.02  France
0173        TORIIZAKA KAIHATSU CO.,LTD.      1503   MLQ Investors, L.P.              100.00  Japan
0177        GS GLOBAL COMMODITIES(CANADA)C   0178   GS GLOB COMMODITIES(CAN)HOLDIN   100.00  Canada
0178        GS GLOB COMMODITIES(CAN)HOLDIN   0179   GS GLOB COMMODITIES(CAN)HOLDIN     1.00  United States
0178        GS GLOB COMMODITIES(CAN)HOLDIN   0250   Goldman Sachs Global Holdings     25.00  United States
0178        GS GLOB COMMODITIES(CAN)HOLDIN   2200   GS Financial Serv L.P. (DEL)      74.00  United States
0179        GS GLOB COMMODITIES(CAN)HOLDIN   2200   GS Financial Serv L.P. (DEL)     100.00  United States
0180        REP SAN REAL ESTATE, L.P.        0009   Goldman Sachs Group, Inc.         99.80  Delaware

0137        ESSG related bank in Germany that held non performing loans at the time of acquisition.
0150        Toronto/Calgary - based regulated broker/dealer of fixed income, equities, and futures products.
0154        Holds a portfolio of Canadian loans.
0154        Holds a portfolio of Canadian loans.
0156        Formerly a 1% general partner of Goldman Sachs Canada Finance, L.P. Now a 1% shareholder of Goldman Sachs Canada
            Finance Co. Entity is expected to be dissolved in near future.
0157        Issues commercial paper in Canada and lends the proceeds to GS affiliates in Canada.
0157        Issues commercial paper in Canada and lends the proceeds to GS affiliates in Canada.
0159        Engaged in trading of Canadian senior bank debt.
0159        Engaged in trading of Canadian senior bank debt.
0160        Based in Hong Kong and regulated by the Financial Services Commission. Primarily engaged in trading foreign currencies, securities and other financial products.
0160        Based in Hong Kong and regulated by the Financial Services Commission. Primarily engaged in trading foreign currencies, securities and other financial products.
0162        ASSG related entity investing in non-performing loans.
0163        Purchases non-performing loans.
0164        Established to primarily engage in trading of financial products in Asian countries.
0165        Holding company of Goldman Sachs (Asia) Finance.
0165        Holding company of Goldman Sachs (Asia) Finance.
0169        Aggregation of multiple trusts used in connection with the municipal tender option bond program (TIC TOC).
0170        Holding entity. Limited partner of Archon Group France
0171        Holding entity. Limited partner of Archon Group France
0172        Provides real estate loan and property asset management as well as underwriting services.
0172        Provides real estate loan and property asset management as well as underwriting services.
0173        TK operator of Toriizaka Kaihatsu TK.
0177        Oil and Gas commodity operating entity
0178        Holding company for GS Global Commodities (Canada) Corporation
0178        Holding company for GS Global Commodities (Canada) Corporation
0178        Holding company for GS Global Commodities (Canada) Corporation
0179        Holding entity within the structure of GS Global Commodities (Canada) Corporation
0180        REPIA entity.

0180        REP SAN REAL ESTATE, L.P.        0181   REP SAN GEN PAR, LLC               0.20  Delaware
0181        REP SAN GEN PAR, LLC             0009   Goldman Sachs Group, Inc.        100.00  Delaware
0182        REP CHW REALTY, LLC              0009   Goldman Sachs Group, Inc.        100.00  Delaware
0183        REP ELD REAL ESTATE LP           0009   Goldman Sachs Group, Inc.         99.80  Delaware
0183        REP ELD REAL ESTATE LP           0098   REP ELD Gen-Par, LLC               0.20  Delaware
0185        National Healthcare Staffing     0009   Goldman Sachs Group, Inc.        100.00  United States
0186        Elbe Funding Limited             1222   Goldman Sachs (Cayman) Holding   100.00  Cayman Islands
0187        Rhys Trust                       2200   GS Financial Serv L.P. (DEL)      95.00  United States
0187        Rhys Trust                       2284   GS GLOBAL MARKETS INC              5.00  United States
0188        Sapien Limited                   0187   Rhys Trust                       100.00  United States
0189        Sargasso Limited                 0188   Sapien Limited                   100.00  United States
0190        GS CAP PART 2000 EMPLOYEE FUND   0009   Goldman Sachs Group, Inc.        100.00  Delaware
0191        GS Asian Venture (Delaware)LLC   0250   Goldman Sachs Global Holdings     25.00  China
0191        GS Asian Venture (Delaware)LLC   2200   GS Financial Serv L.P. (DEL)      75.00  China
0192        Tiger Strategic Investments Lt   0191   GS Asian Venture (Delaware)LLC   100.00  China
0193        Panda Investments Ltd.           0192   Tiger Strategic Investments Lt   100.00  China
0194        MLT Investments Ltd.             0192   Tiger Strategic Investments Lt   100.00  China
0196        EUSTON ENTERPRISES LTD           0194   MLT Investments Ltd.             100.00  Hong Kong
0197        FAIRWAY ENTERPRISES LTD          0194   MLT Investments Ltd.             100.00  Hong Kong
0198        Wealth Earner Limited            6153   GS STRATEGIC INVESTMENTS (ASIA   100.00  British Virgin Islands
0201        Goldman Sachs International      0220   Goldman Sachs Holding (U.K.)      99.00  United Kingdom
0201        Goldman Sachs International      0709   Goldman Sachs Group Holdings (     1.00  United Kingdom
0211        GS Equity Markets, L.P. (Bermu   0531   GSEM DEL LLC                      99.00  Bermuda
0211        GS Equity Markets, L.P. (Bermu   0542   GSEM BERMUDA HOLDINGS, L.P.        1.00  Bermuda
0220        Goldman Sachs Holding (U.K.)     0709   Goldman Sachs Group Holdings (   100.00  United Kingdom
0226        SIGNUM LIMITED                   0709   Goldman Sachs Group Holdings (   100.00  United Kingdom
0227        Goldman Sachs (Monaco) S.A.M.    0709   Goldman Sachs Group Holdings (   100.00  Monaco
0230        Goldman Sachjs Europe Limited    0201   Goldman Sachs International      100.00  Isle of Jersey
0240        Goldman Sachs Asset Management   0220   Goldman Sachs Holding (U.K.)      99.00  United Kingdom

0180        REPIA entity.
0181        REPIA entity.
0182        REPIA entity.
0183        REPIA entity.
0183        REPIA entity.
0185        Provides temporary nurse staffing to medical institutions.
0186        Established as part of an SSG Structured Investing Group transaction.
0187        Established as part of an SSG Structured Investing Group transaction.
0187        Established as part of an SSG Structured Investing Group transaction.
0188        Established as part of an SSG Structured Investing Group transaction.
0189        Established as part of an SSG Structured Investing Group transaction.
0190        Established for purposes of consolidating multiple employee-owned merchant banking funds.
0191        Holding company for ASSG entities
0191        Holding company for ASSG entities
0192        Holding company for ASSG entities
0193        Holding company for ASSG entities
0194        Holding company for ASSG entities
0196        To hold ASSG investments in Tung Fung Development Co.
0197        To hold ASSG investments in Tung Fung Development Co.
0198        Holding ASSG Investments
0201        A U.K. broker-dealer regulated by the Financial Services Authority.  Provides a wide range of financial services to clients located worldwide and undertakes proprietary trading.
0201        A U.K. broker-dealer regulated by the Financial Services Authority.  Provides a wide range of financial services to clients located worldwide and undertakes proprietary trading.
0211        Proprietary trading of Structured Equity Products.
0211        Proprietary trading of Structured Equity Products.
0220        Non-regulated holding company for U.K. entities.
0226        Established to report all consolidated Signum variable interest entities under FIN-46R.  It is not a legal entity but set up for SPV consolidation process only.
0227        IMD/PWM business development in Monaco, Middle East and France.
0230        Employs consultants to Investment Banking Division; contracts with international advisers.
0240        London-based provider of asset management and investment advisory services, covering European and other international asset classes.

0240        Goldman Sachs Asset Management   0709   Goldman Sachs Group Holdings (     1.00  United Kingdom
0241        GSPS Investments                 0248   GSPS Strategies Corp             100.00  United Kingdom
0242        GS TRUST COMPANY OF DELAWARE     0244   Goldman Sachs Trust Company      100.00  Delaware
0244        Goldman Sachs Trust Company      0009   Goldman Sachs Group, Inc.        100.00  Delaware
0245        Goldman Sachs Insurance Agency   0009   Goldman Sachs Group, Inc.        100.00  New York
0246        Pearl Street Insurance Company   0009   Goldman Sachs Group, Inc.        100.00  Vermont
0247        GOLDMAN SACHS BANK (USA) INC     1309   GS Bank USA Holdings LLC         100.00  Utah
0248        GSPS Strategies Corp             2200   GS Financial Serv L.P. (DEL)     100.00  Delaware
0249        (GS) GS CREDIT PARTNRS           0009   Goldman Sachs Group, Inc.        100.00  United States
0250        Goldman Sachs Global Holdings    0006   The Goldman, Sachs & Co. L.L.C     1.00  Delaware
0250        Goldman Sachs Global Holdings    0009   Goldman Sachs Group, Inc.         99.00  Delaware
0270        Goldman Sachs Israel LLC         0009   Goldman Sachs Group, Inc.        100.00  Delaware
0290        Goldman Sachs Services Limited   0001   Goldman, Sachs & Co.             100.00  British Virgin Islands
0291        GS Global Funding (UK) Limited   0201   Goldman Sachs International      100.00  United Kingdom
0292        GS NEW MARKETS FUND, LLC         0009   Goldman Sachs Group, Inc.         98.00  Delaware
0292        GS NEW MARKETS FUND, LLC         0293   GS NEW MARKETS FUND PNR, INC       2.00  Delaware
0293        GS NEW MARKETS FUND PNR, INC     0009   Goldman Sachs Group, Inc.        100.00  Delaware
0302        GOLDMAN SACHS (JAPAN) LTD.       0009   Goldman Sachs Group, Inc.        100.00  British Virgin Islands
0303        GOLDMAN SACHS JAPAN CO., LTD.    0302   GOLDMAN SACHS (JAPAN) LTD.       100.00  British Virgin Islands
0307        Goldman Sachs Realty Japan Ltd   1503   MLQ Investors, L.P.              100.00  Japan
0310        A&G Investments Co, Ltd          0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0313        Goldman Sachs Asset Management   0009   Goldman Sachs Group, Inc.         99.00  Delaware
0313        Goldman Sachs Asset Management   0250   Goldman Sachs Global Holdings      1.00  Delaware
0314        Stone St PEP Tech Fund 2000 LP   0009   Goldman Sachs Group, Inc.        100.00  Delaware
0316        GS Asset Management Co., Ltd     0009   Goldman Sachs Group, Inc.          1.00  Japan
0316        GS Asset Management Co., Ltd     0313   Goldman Sachs Asset Management    99.00  Japan
0318        Goldman Sachs Funds Management   0009   Goldman Sachs Group, Inc.         99.00  Ireland
0318        Goldman Sachs Funds Management   0250   Goldman Sachs Global Holdings      1.00  Ireland
0319        Goldman Sachs Investments Ltd.   0009   Goldman Sachs Group, Inc.        100.00  Bermuda
0320        GS Pension Management Company    0009   Goldman Sachs Group, Inc.         99.00  Cayman Islands

0240        London-based provider of asset management and investment advisory services, covering European and other international asset classes.
0241        Set up to trade principal investments
0242        Established as a limited purpose trust company.
0244        A national bank providing fiduciary services in the United States subject to regulation by the Office of the Comptrolle of Currency.
0245        Broker in the life insurance business.
0246        Insures specific hazards and operational risks of the firm.
0247        To engage in the business of credit and other financial related services, organized under the law of the state of Utah.
0248        Setup to trade private equity investments.
0249        Principal business of NEWCO is to act as subparticipant for loans originated by GSIB Milan Branch and the secondary trading of such loans.
0250        1% general partner of various Goldman Sachs entities.
0250        1% general partner of various Goldman Sachs entities.
0270        Engaged in investment research in Israel.
0290        Employs U.K. Group personnel.
0291        Holding company for a Far East structured finance deal.
0292        Parent for UIG - Portland fund of funds investment.
0292        Parent for UIG - Portland fund of funds investment.
0293        Parent for UIG - Portland fund of funds investment.
0302        Parent of GSJCL.
0303        A Tokyo-based broker-dealer regulated by the Financial Services Agency. Engaged in a wide range of customer activities as well as proprietary trading.
0307        Provides liaison services and other activities with respect to real estate loans, transactions in or outside of Japan, holds leases for Japan based entities, and Japanese real estate agent services.
0310        An ASSG related entity that holds non-performing loans.
0313        U.S.-based provider of asset management and investment advisory services across a wide range of domestic and global asset classes.
0313        U.S.-based provider of asset management and investment advisory services across a wide range of domestic and global asset classes.
0314        Consolidated employee fund.
0316        Provides asset management and investment advisory services in Japan.
0316        Provides asset management and investment advisory services in Japan.
0318        Investment fund manager and offshore fund administrator.
0318        Investment fund manager and offshore fund administrator.
0319        Holds investments on behalf of yet-to-be formed funds.
0320        GSAM-related vehicle which is dormant.

0320        GS Pension Management Company    1222   Goldman Sachs (Cayman) Holding     1.00  Cayman Islands
0321        Goldman Sachs Fund Management    0220   Goldman Sachs Holding (U.K.)       1.00  Luxembourg
0321        Goldman Sachs Fund Management    0700   Goldman Sachs (UK) L.L.C.         99.00  Luxembourg
0323        Goldman Sachs Japan Holdings,    0302   GOLDMAN SACHS (JAPAN) LTD.       100.00  Japan
0324        Palmwood Co., Ltd.               0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0327        GS CREDIT PARTNERS (JAPAN),LTD   0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0329        GS Strategic Invest Japan LLC    2200   GS Financial Serv L.P. (DEL)     100.00  Delaware
0330        Jupiter Investment Co. Ltd.      1503   MLQ Investors, L.P.              100.00  Japan
0331        CITRINE INVESTMENT CO.,LTD.      1503   MLQ Investors, L.P.              100.00  Japan
0332        LIME GREEN CO., LTD.             1503   MLQ Investors, L.P.              100.00  Japan
0333        CFGI CO., LTD.                   0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0334        MERCER INVESTMENTS IV PRIVATE    0160   Goldman Sachs (Asia) Finance     100.00  Malaysia
0337        EXPRESS SECURITIZATION SPECIAL   2204   BEST INVESTMENT (DELAWARE) LLC   100.00  Korea
0340        R&G CO., LTD                     0307   Goldman Sachs Realty Japan Ltd    98.33  Japan
0340        R&G CO., LTD                     6001   JLQ LLC                            1.67  Japan
0344        MERCER INVESTMENTS V PRIVATE L   0160   Goldman Sachs (Asia) Finance     100.00  Malaysia
0345        EXPRESS II SECURITIZATION SPEC   2204   BEST INVESTMENT (DELAWARE) LLC   100.00  Korea
0347        GAC PERSONAL CO. LTD             0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0348        PHOENIX OXNARD (DELAWARE) LLC    1503   MLQ Investors, L.P.              100.00  Delaware
0354        GSJBWere Financial Markets Pty   0009   Goldman Sachs Group, Inc.        100.00  Australia
0356        ARCHON HOSPITALITY CO. LTD       0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0357        LEAF GREEN CO. LTD               0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0358        LINDEN WOOD, LTD                 1503   MLQ Investors, L.P.              100.00  Japan
0359        SOLAR WIND LTD                   1503   MLQ Investors, L.P.              100.00  Japan
0360        Goldman Sachs Mitsui Marine De   0380   GSMMDPGP Inc.                      1.00  Delaware
0360        Goldman Sachs Mitsui Marine De   0389   Goldman Sachs Holdings (Nether    49.00  Delaware
0361        Teibow Co.,Ltd.                  0330   Jupiter Investment Co. Ltd.      100.00  Japan
0362        Nihon Hotel Investment Co., Lt   1503   MLQ Investors, L.P.              100.00  Japan
0363        Nephrite Equity Co.,Ltd.         0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0364        Amethyst Realty TK               0572   Amethyst Realty Co. Ltd.         100.00  Japan
0365        Omachi Onsen Kaihatsu Co. Ltd.   0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0366        TG Fund TK                       0571   TG FUND CO.,LTD(TKO)             100.00  Japan
0367        GK SAKURAZAKA CAPITAL            0307   Goldman Sachs Realty Japan Ltd     1.00  Japan

0320        GSAM-related vehicle which is dormant.
0321        Management company for German Bond Fund.
0321        Management company for German Bond Fund.
0323        Established to provide management services to Japanese entities and hold the fixed assets in Japan.
0324        An ASSG related entity that holds Japanese loans/receivables.
0327        Non-regulated entity established to trade emerging market loans and senior bank loans.
0329        Invests in private and public entities in Japan, TK arrangements in Japan, and SPCs that hold investments
            (equity/loans/REO) in Japan.
0330        Holds Haseko and MyPrint shares and other equities.
0331        Holds a hotel in Osaka, Japan.
0332        Purchases and sells loans.
0333        ASSG related entity that owns hotels and shopping mall in Japan.
0334        ASSG related entity that has an investment in the Cho Hung Bank deal.
0337        Holds investment in Cho Hung bank deal.
0340        Invests in non-performing loans.
0340        Invests in non-performing loans.
0344        ASSG related entity that invests in non performing loans.
0345        Holds investment in Cho Hung bank deal.
0347        An ASSG related entity that purchased residential loans from Chiyoda Life.
0348        Holds certain mortgage properties for liquidation.
0354        Member of GSJBWere group of companies, focused on the Australian/NZ markets.
0356        Holding company in Asia for certain hotel entities.
0357        TK operator for Leaf Green TK
0358        TK operator of Linden Wood TK.
0359        TK operator of Solar Wind TK.
0360        AAA rated company established to provide credit rating enhancement to derivative product trading.  All trades to third parties are back to back with affiliates.
0360        AAA rated company established to provide credit rating enhancement to derivative product trading.  All trades to third parties are back to back with affiliates.
0361        Consolidation of Japan entity. To purchase equity. Manufacturer of pen-head.
0362        Consolidation of Japan entity. To hold hotels in Japan.
0363        To hold TK investment in Amethyst Realty (REO Equity).
0364        To hold real estate in Japan
0365        To hold Onsen hotels.
0366        To hold real estate in Japan.
0367        To invest in private/public equity of various operating companies of Japan.

0367        GK SAKURAZAKA CAPITAL            1503   MLQ Investors, L.P.               99.00  Japan
0368        YOSHINO HOSPITALITY CO.,LTD.     0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0369        REAL ESTATE CREATION FUND2 CO.   0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0370        Nagasaka Kaihatsu Co.,Ltd        0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0371        YOSHINO KAIHATSU CO.,LTD.        0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0372        Star gate Realty Co.,Ltd.        0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0373        REC INVESTMENTS2 CO.,LTD.        0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0374        PIA Holdings Cayman Tokyo Br.    1503   MLQ Investors, L.P.              100.00  Japan
0375        GS PIA HOLDINGS GK               0374   PIA Holdings Cayman Tokyo Br.      1.00  Japan
0375        GS PIA HOLDINGS GK               1503   MLQ Investors, L.P.               99.00  Japan
0380        GSMMDPGP Inc.                    0009   Goldman Sachs Group, Inc.        100.00  Delaware
0382        GS GESTION S.G.I.I.C.,SA         0690   Goldman Sachs (Netherlands) B.   100.00  Spain
0385        GSPS ASIA LTD                    0191   GS Asian Venture (Delaware)LLC   100.00  Mauritius
0389        Goldman Sachs Holdings (Nether   0009   Goldman Sachs Group, Inc.        100.00  Netherlands
0390        Goldman Sachs (India) L.L.C.     0009   Goldman Sachs Group, Inc.         99.00  Delaware
0390        Goldman Sachs (India) L.L.C.     0250   Goldman Sachs Global Holdings      1.00  Delaware
0391        GS INDIA HOLDINGS (DELAWARE) L   0009   Goldman Sachs Group, Inc.        100.00  United States
0392        GS India Holdings L.P.           0009   Goldman Sachs Group, Inc.         74.99  United States
0392        GS India Holdings L.P.           0250   Goldman Sachs Global Holdings     25.00  United States
0392        GS India Holdings L.P.           0391   GS INDIA HOLDINGS (DELAWARE) L     0.01  United States
0396        VANTAGE MARKETPLACE HOLDINGS,    0009   Goldman Sachs Group, Inc.        100.00  United States
0397        EMBARGO LLC                      1513   MTGLQ Investors, LP              100.00  Delaware
0398        REC INVESTMENTS TK               1998   ReC Investments Co., Ltd         100.00  Japan
0399        REAL ESTATE CREATION FUND TK     1997   Real Estate Creation Fund Co.    100.00  Japan
0401        SHIRE II ASSETS                  0404   SHIRE UK LIMITED                 100.00  United Kingdom
0402        SHIRE FUNDING LIMITED            0404   SHIRE UK LIMITED                 100.00  United Kingdom
0403        SHIRE ASSETS                     0402   SHIRE FUNDING LIMITED              1.00  United Kingdom
0403        SHIRE ASSETS                     0404   SHIRE UK LIMITED                  99.00  United Kingdom
0404        SHIRE UK LIMITED                 0709   Goldman Sachs Group Holdings (   100.00  United Kingdom
0406        Bay Wind Realty Finance(Cayman   1503   MLQ Investors, L.P.              100.00  Japan
0408        Prime Equity Co., LTD            0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0409        MG Partners Co., LTD             2313   SOLAR WIND TK                    100.00  Japan
0410        Minerva L.P.                     0009   Goldman Sachs Group, Inc.         99.00  Delaware
0410        Minerva L.P.                     0411   Minerva Inc.                       1.00  Delaware

0367        To invest in private/public equity of various operating companies of Japan.
0368        To hold partial ownership of commercial building, Tokyo, Japan.
0369        To hold partial ownership of commercial building, Tokyo, Japan.
0370        To hold partial ownership of commercial building, Tokyo, Japan.
0371        To hold partial ownership of commercial building, Tokyo, Japan.
0372        To hold partial ownership of commercial building, Tokyo, Japan.
0373        To hold partial ownership of commercial building, Tokyo, Japan.
0374        To Invest in GS PIA Holdings GK
0375        To Invest in Equities of PIA Entities.
0375        To Invest in Equities of PIA Entities.
0380        1% corporate general partner of Goldman Sachs Mitsui Marine Derivative Products, L.P.
0382        Entity set-up to manage Spanish SICAVs and offer PWM services in Spain - entity run by PWM Iberian team.
0385        GBC2 Mauritius Entity estab. To hold GSPS Investments
0389        Entity established to own GS limited partnership in GSMMDP.
0390        Representative office in India.
0390        Representative office in India.
0391        Holding company for investments into India.
0392        Holding company for investments into India.
0392        Holding company for investments into India.
0392        Holding company for investments into India.
0396        Entity set up to house experts who will help clients who have contracted the expert's services on specific questions / topics.
0397        To purchase portfolios of credit cards receivables.
0398        An ASSG related entity that invests in loans.
0399        Purchases Resona loans.
0401        Established as part of an SSG Structured Investing Group transaction.
0402        Established as part of an SSG Structured Investing Group transaction.
0403        Established as part of an SSG Structured Investing Group transaction.
0403        Established as part of an SSG Structured Investing Group transaction.
0404        Established as part of an SSG Structured Investing Group transaction.
0406        ASSG related entity engaged in real estate development in Japan.
0408        Invests in real estate.
0409        Invests in real estate.
0410        Established as part of an SSG Structured Investing Group transaction.
0410        Established as part of an SSG Structured Investing Group transaction.

0411        Minerva Inc.                     0009   Goldman Sachs Group, Inc.        100.00  Delaware
0412        Amagansett Financing             0709   Goldman Sachs Group Holdings (   100.00  Cayman Islands
0413        Laffitte Participation 10        2331   Chiltern Trust                   100.00  France
0413        Laffitte Participation 10        2331   Chiltern Trust                   100.00  France
0414        Laffitte Participation 12        0413   Laffitte Participation 10        100.00  France
0414        Laffitte Participation 12        0413   Laffitte Participation 10        100.00  France
0415        GS Longport Investment Corp      0414   Laffitte Participation 12        100.00  United States
0415        GS Longport Investment Corp      0414   Laffitte Participation 12        100.00  United States
0416        GS Oceanside Investment LLC      0415   GS Longport Investment Corp      100.00  United States
0416        GS Oceanside Investment LLC      0415   GS Longport Investment Corp      100.00  United States
0417        Normandy Funding Corporation     2200   GS Financial Serv L.P. (DEL)     100.00  United States
0417        Normandy Funding Corporation     2200   GS Financial Serv L.P. (DEL)     100.00  United States
0426        SARC Srl                         0102   Archon Group Italia s.r.l.         2.00  Italy
0426        SARC Srl                         1503   MLQ Investors, L.P.               98.00  Italy
0429        Hull Trading GMBH Frankfurt      0431   The Hull Group, L.L.C.           100.00  Germany
0430        GS Hull Holding, Inc.            0009   Goldman Sachs Group, Inc.        100.00  Delaware
0431        The Hull Group, L.L.C.           0009   Goldman Sachs Group, Inc.         22.79  Illinois
0431        The Hull Group, L.L.C.           0430   GS Hull Holding, Inc.             77.21  Illinois
0432        SLK - Hull Derivatives LLC       0431   The Hull Group, L.L.C.           100.00  Delaware
0434        Hull Trading (UK) Limited        0431   The Hull Group, L.L.C.           100.00  United Kingdom
0435        Hull Trading Asia, Limited       0191   GS Asian Venture (Delaware)LLC   100.00  Hong Kong
0440        Frankfurter Mobilien Limited     2200   GS Financial Serv L.P. (DEL)     100.00  Isle of Jersey
0441        Akteas S.R.L.                    0762   ELQ INVESTORS, LTD               100.00  Italy

0411        Established as part of an SSG Structured Investing Group transaction.
0412        Established as part of an SSG Structured Investing Group transaction.
0413        Established as part of an SSG Structured Investing Group transaction.
0413        Established as part of an SSG Structured Investing Group transaction.
0414        Established as part of an SSG Structured Investing Group transaction.
0414        Established as part of an SSG Structured Investing Group transaction.
0415        Established as part of an SSG Structured Investing Group transaction.
0415        Established as part of an SSG Structured Investing Group transaction.
0416        Established as part of an SSG Structured Investing Group transaction.
0416        Established as part of an SSG Structured Investing Group transaction.
0417        Established as part of an SSG Structured Investing Group transaction.
0417        Established as part of an SSG Structured Investing Group transaction.
0426        Purchases non-performing Italian mortgage and consumer loan portfolios and then securitizes them.
0426        Purchases non-performing Italian mortgage and consumer loan portfolios and then securitizes them.
0429        Proprietary trading firm; Entity was liquidated in Nov/Dec 2005 and is in the process of dissolution.
0430        Holding company within the Hull family of entities
0431        Managing member for SLK Hull Derivatives LLC, Hull Trading GmbH, Hull Trading UK & Hull Trading Asia.
0431        Managing member for SLK Hull Derivatives LLC, Hull Trading GmbH, Hull Trading UK & Hull Trading Asia.
0432        Registered broker-dealer that operates as a market-maker and trader on various securities and futures exchanges.
0434        A market-maker in equity derivatives and equity securities at the time of acquisition in 1999. Business has since been moved into other entities.
0435        A market-maker in equity derivatives and equity securities at the time of acquisition in 1999. Business has since been moved into other entities.
0440        An ESSG entity that holds leases in Germany.
0441        ESSG related entity established for potential acquisition of real estate.

0442        Northern Electric (Peaking)LTD   0762   ELQ INVESTORS, LTD               100.00  United Kingdom
0443        South Wales Investments TPL LT   0762   ELQ INVESTORS, LTD               100.00  United Kingdom
0444        Western Power Investments LTD    0762   ELQ INVESTORS, LTD               100.00  United Kingdom
0445        Yellow Acquisition Ltd.          2400   GS EUROPEAN OPP FUND BV          100.00  Germany
0446        GS Capital Funding (Cayman)      0453   GS CAPITAL FUNDING UK II         100.00  Cayman Islands
0447        GS Capital Funding, Inc          2200   GS Financial Serv L.P. (DEL)     100.00  United States
0448        GS Capital Funding UK            0709   Goldman Sachs Group Holdings (   100.00  United Kingdom
0449        GSFS (Cayman) 2002-A Limited     2200   GS Financial Serv L.P. (DEL)     100.00  Cayman Islands
0452        CONRAD P4 LTD.                   0762   ELQ INVESTORS, LTD               100.00  United Kingdom
0453        GS CAPITAL FUNDING UK II         0447   GS Capital Funding, Inc          100.00  United Kingdom
0454        SUNE SOLAR FUND I LLC            2329   GS Solar Power I, LLC            100.00  United States
0462        Ruby Realty Co.,Ltd.             1503   MLQ Investors, L.P.              100.00  Japan
0470        GK KAZAHANA                      0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0471        Archon Japan Branch              0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0472        Funabiki Co.,Ltd                 0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0473        GK Gekko                         0330   Jupiter Investment Co. Ltd.      100.00  Japan
0474        GK Sayama                        0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0475        GK ARISUGAWA FINANCE             0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0476        ARISUGAWA FINANCE TK             0475   GK ARISUGAWA FINANCE             100.00  Japan
0477        GK ASUKA                         0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0478        SHINING PARTNERS TK2             0479   SHINING PARTNERS LTD(TKO)        100.00  Japan
0479        SHINING PARTNERS LTD(TKO)        1503   MLQ Investors, L.P.              100.00  Japan
0482        SLK Global Markets Ltd           0495   GS EXECUTION AND CLEARING, L.P   100.00  United Kingdom
0484        SLK Index Specialists, L.L.C.    0495   GS EXECUTION AND CLEARING, L.P   100.00  New York
0485        Spear, Leeds & Kellogg Special   0495   GS EXECUTION AND CLEARING, L.P   100.00  New York
0487        SLK LLC                          0009   Goldman Sachs Group, Inc.         99.00  New York
0487        SLK LLC                          0488   SLK Acquisition Holdings Inc.      1.00  New York
0488        SLK Acquisition Holdings Inc.    0009   Goldman Sachs Group, Inc.        100.00  Delaware
0495        GS EXECUTION AND CLEARING, L.P   0487   SLK LLC                          100.00  New York

0442        Established to hold an investment in a power company.
0443        ESSG related entity established to hold an investment in a power company.
0444        An ESSG related entity established to hold an investment in a power company.
0445        To hold a portfolio of non performing loans.
0446        The entity is setup as part of an upcoming Structured Investment Group (SSG) transaction.
0447        The entity is setup as part of an upcoming Structured Investment Group (SSG) transaction.
0448        The entity is setup as part of an upcoming Structured Investment Group (SSG) transaction.
0449        Set up as part of a Structured Investing Group transaction.  The entity will be capitalised by GS Financial Services LP
            It's purpose will purely be to sell a third party a put option over the third parties' minority interest in a GS controlled Unit Trus
0452        Entity set-up to hold portfolio of non-performing German loans.
0453        Set-up as part of a Structured Investing Group Transaction.
0454        Company founded to support the installation of solar electric systems.
0462        Holds commercial buildings in Tokyo, Japan.
0470        To purchase a shopping center Joy park Kakogawa
0471        To set up Archon Japan (division of GSRJL) with ots own enity code. Initially set up as Shell Entity 8.
0472        To Hold Onsen Hotels
0473        To Hold Equity Investments
0474        To hold Shinjuku retail building
0475        To Invest in Loan and Preferred Shares of AP8, a SPC created by Advantage Partners, a well known MBO fund in Japan
0476        To Invest in Loan and Preferred Shares of AP8, a SPC created by Advantage Partners, a well known MBO fund in Japan
0477        To provide load to Hunet, a small real estate developer.
0478        Consolidation of Japan Entity (to hold SPL portfolio)
0479        TK operator for  Shining Partners TK
0482        Introduces foreign customer trades to Spear, Leeds & Kellogg, LP on a fully-disclosed basis.
0484        Specialist and market-maker in various Exchange Traded Funds (ETFs) and options on ETFs which are traded on the AMEX.
0485        NYSE stock specialist firm.
0487        Holding company for Goldman Sachs Execution and Clearing, L.P. and other SLK entities.
0487        Holding company for Goldman Sachs Execution and Clearing, L.P. and other SLK entities.
0488        Holding company owning 1% membership interest in SLK LLC.
0495        A registered U.S. broker-dealer that provides execution, clearing and prime brokerage services to institutions and broker-dealers.

0499        Kansai Realty Co., LTD           0409   MG Partners Co., LTD             100.00  Japan
0501        Hyogo Wide Service Co., LTD      2309   GAC PERSONAL TK                  100.00  Japan
0502        Midori Data Co., LTD             2309   GAC PERSONAL TK                  100.00  Japan
0503        Wakaba Hoken Daiko Co., LTD      2309   GAC PERSONAL TK                  100.00  Japan
0504        Minami Aoyama Kaihatsu Co.,LTD   0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0506        GS AYCO HOLDINGS LLC             0009   Goldman Sachs Group, Inc.        100.00  Delaware
0507        THE AYCO COMPANY, L.P.           0506   GS AYCO HOLDINGS LLC              99.00  Delaware
0507        THE AYCO COMPANY, L.P.           0509   SARATOGA SPRINGS LLC               1.00  Delaware
0508        HAMBRE, INC                      0506   GS AYCO HOLDINGS LLC             100.00  Delaware
0509        SARATOGA SPRINGS LLC             0506   GS AYCO HOLDINGS LLC             100.00  Delaware
0511        AYCO SERVICES AGENCY, L.P.       0506   GS AYCO HOLDINGS LLC               1.00  Delaware
0511        AYCO SERVICES AGENCY, L.P.       0507   THE AYCO COMPANY, L.P.            99.00  Delaware
0512        MERCAY CORPORATION               0511   AYCO SERVICES AGENCY, L.P.       100.00  Delaware
0513        MERCER ALLIED COMPANY, L.P.      0506   GS AYCO HOLDINGS LLC               1.00  Delaware
0513        MERCER ALLIED COMPANY, L.P.      0507   THE AYCO COMPANY, L.P.            99.00  Delaware
0514        JUST OPTIONS LLC                 0495   GS EXECUTION AND CLEARING, L.P   100.00  United States
0530        GSEM DEL INC                     0009   Goldman Sachs Group, Inc.        100.00  Delaware
0531        GSEM DEL LLC                     0542   GSEM BERMUDA HOLDINGS, L.P.      100.00  Delaware
0532        GS PRIME HOLDINGS LLC            0009   Goldman Sachs Group, Inc.        100.00  Delaware
0533        FEDERAL BOULEVARD, LLC           0009   Goldman Sachs Group, Inc.        100.00  Delaware
0534        GS POWER HOLDINGS LLC            0009   Goldman Sachs Group, Inc.        100.00  Delaware
0535        AMERICAN GAS ROYALTY TRUST       0001   Goldman, Sachs & Co.             100.00  Delaware
0536        Site 26 Holdings Inc.            0009   Goldman Sachs Group, Inc.        100.00  Delaware
0537        GS Headquarters LLC              0009   Goldman Sachs Group, Inc.         99.80  Delaware
0537        GS Headquarters LLC              0536   Site 26 Holdings Inc.              0.20  Delaware
0541        GSEM (DEL) HOLDINGS, L.P.        0250   Goldman Sachs Global Holdings     25.00  United States
0541        GSEM (DEL) HOLDINGS, L.P.        0530   GSEM DEL INC                      75.00  United States
0542        GSEM BERMUDA HOLDINGS, L.P.      0250   Goldman Sachs Global Holdings      1.00  Other Americas

0499        ASSG entity engaged in real estate activities in Japan.
0501        Guarantees loans purchased from RCC.
0502        Guarantees loans purchased from RCC.
0503        An ASSG related entity that guarantees loan purchased from RCC.
0504        An ASSG related entity that is engaged in real estate investing.
0506        Parent company to The Ayco Company, LP, Saratoga Springs, LLC, also is a General Partner for the Ayco Services Agency
            LP.
0507        Provides financial counseling to individuals employed by corporations.
0507        Provides financial counseling to individuals employed by corporations.
0508        Entity whose employees support Ayco Company LP and Ayco Services Agency LP.
0509        General partners for the Ayco Company LP.
0511        Provides personal insurance needs and administration services (estate planning) for clients.
0511        Provides personal insurance needs and administration services (estate planning) for clients.
0512        Holding company for two entities that were established to provide insurance services in particular states.
0513        Broker/dealer established as part of the Ayco acquisition.
0513        Broker/dealer established as part of the Ayco acquisition.
0514        Just Options is a joint venture between Peak 6 and GSEC where we are currently taking a majority share in the company's net losses. Accounting Policy is mandating that we treat this as a consolidating VIE until the situation changes.
0530        General partner for GS Equity Market, L.P. (Bermuda).
0531        Holding company for GS Equity Market, L.P. (Bermuda).
0532        Acquired as part of the Linden Venture.
0533        Data center in New Jersey.
0534        Holding company for power generation assets obtained in the firm's acquisition of Cogentrix Energy, Inc. and National
            Energy & Gas Transmission, Inc.
0535        Part of the VPP Dominion Transaction.
0536        Partial owner of GS Headquarters LLC.
0537        Engaged in the construction of the new world headquarter in lower Manhattan.
0537        Engaged in the construction of the new world headquarter in lower Manhattan.
0541        As part of the GSEM L.P. restructuring, entity is being formed as part of the holding company structure for GSEM L.P.
0541        As part of the GSEM L.P. restructuring, entity is being formed as part of the holding company structure for GSEM L.P.
0542        As part of the GSEM L.P. restructuring, entity is being formed as part of the holding company structure for GSEM L.P.

0542        GSEM BERMUDA HOLDINGS, L.P.      0541   GSEM (DEL) HOLDINGS, L.P.         99.00  Other Americas
0543        MEP GS INVESTOR L.P.             0250   Goldman Sachs Global Holdings      1.00  United Kingdom
0543        MEP GS INVESTOR L.P.             1513   MTGLQ Investors, LP               99.00  United Kingdom
0545        GSFS INVESTMENTS III, LLC        2298   GSFS INVESTMENTS I CORP          100.00  United States
0546        GS DIRECT MEZZANINE 2006, L.P.   0009   Goldman Sachs Group, Inc.        100.00  United States
0547        Pinnacle Partners Group, LP      0009   Goldman Sachs Group, Inc.        100.00  United States
0552        SOUTH WIND REALTY FINANCE (CAY   1503   MLQ Investors, L.P.              100.00  Japan
0554        GS Capital Opportunities LLC     2200   GS Financial Serv L.P. (DEL)     100.00  United States
0555        GS Financing Opportunities LLC   0554   GS Capital Opportunities LLC     100.00  United States
0561        LDT, Inc.                        0009   Goldman Sachs Group, Inc.        100.00  New York
0564        LDT Partners                     0001   Goldman, Sachs & Co.              49.00  Delaware
0564        LDT Partners                     0195   PBC Holdings Limited              50.00  Delaware
0564        LDT Partners                     0561   LDT, Inc.                          1.00  Delaware
0571        TG FUND CO.,LTD(TKO)             0572   Amethyst Realty Co. Ltd.         100.00  Japan
0572        Amethyst Realty Co. Ltd.         1503   MLQ Investors, L.P.              100.00  Japan
0573        Excellent Equity Co., Ltd.       0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0574        Blue Daisy Co., Ltd.             0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0575        Dandelion Investments Co., Ltd   0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0576        Green Mountain One Co., Ltd.     0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0578        Fukuoka Toshi Kaihatsu Co. Ltd   0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0579        GK Taiyo Kaihatsu                1503   MLQ Investors, L.P.              100.00  Japan
0620        Goldman Sachs DO Brasil Banco    0009   Goldman Sachs Group, Inc.         99.90  Brazil
0620        Goldman Sachs DO Brasil Banco    0250   Goldman Sachs Global Holdings      0.10  Brazil
0630        GS REPRESENTACOES LTDA.          0001   Goldman, Sachs & Co.               1.00  Brazil
0630        GS REPRESENTACOES LTDA.          0009   Goldman Sachs Group, Inc.         99.00  Brazil
0652        Goldman Sachs Group y Compania   0009   Goldman Sachs Group, Inc.         99.00  Mexico
0652        Goldman Sachs Group y Compania   0250   Goldman Sachs Global Holdings      1.00  Mexico
0653        Goldman Sachs Mexico Casa de B   0009   Goldman Sachs Group, Inc.         99.99  Mexico
0653        Goldman Sachs Mexico Casa de B   0250   Goldman Sachs Global Holdings      0.01  Mexico
0660        Goldman Sachs Argentina LLC      0009   Goldman Sachs Group, Inc.         99.00  Delaware
0660        Goldman Sachs Argentina LLC      0250   Goldman Sachs Global Holdings      1.00  Delaware
0683        GS Hedge Fund Strategies LLC     0009   Goldman Sachs Group, Inc.         99.00  Delaware
0683        GS Hedge Fund Strategies LLC     0313   Goldman Sachs Asset Management     1.00  Delaware
0686        GS LIQUID TRDNG OPPORTUNITIES    0009   Goldman Sachs Group, Inc.        100.00  Delaware
0690        Goldman Sachs (Netherlands) B.   0009   Goldman Sachs Group, Inc.        100.00  Netherlands
0691        GS A320 LLC                      2298   GSFS INVESTMENTS I CORP          100.00  United States
0692        GS RJX Leasing LLC               2298   GSFS INVESTMENTS I CORP          100.00  United States

0542        As part of the GSEM L.P. restructuring, entity is being formed as part of the holding company structure for GSEM L.P.
0543        Limited Partner in an Investment Fund
0543        Limited Partner in an Investment Fund
0545        To hold five operating leases for the SBD Principal Investing Desk.
0546        To consolidate the GS Direct Mezzanine Fund
0547        To consolidate GS Pinnacle Partners, LP
0552        An ASSG related entity that holds golf courses and related assets in Japan.
0554        Established as part of an SSG Structured Investing Group transaction.
0555        Established as part of an SSG Structured Investing Group transaction.
0561        General partner of LDT Partners and 1% ownership in LDT Partners.
0564        General partner of LDT Partners & 1% ownership in LDT Partners.
0564        General partner of LDT Partners & 1% ownership in LDT Partners.
0564        General partner of LDT Partners & 1% ownership in LDT Partners.
0571        TK operator for TG Fund TK
0572        TK Operator of Amethsyt Realty TK
0573        TK Operator of Excellent Equity TK
0574        TK operator of Blue Daisy TK.
0575        TK Operator of Dandelion Investments TK
0576        TK Operator of Green mountain One TK
0578        TK Operator of  Fukuoka Toshi Kaihatsu TK
0579        To hold Shibuya Lu82 building in Shibuya udagawacho, Japan. REO deal
0620        Brazilian bank.
0620        Brazilian bank.
0630        Representative office in Sao Paulo, Brazil.
0630        Representative office in Sao Paulo, Brazil.
0652        IBD Rep office in Mexico.
0652        IBD Rep office in Mexico.
0653        Broker/dealer that is in the process of liquidation.
0653        Broker/dealer that is in the process of liquidation.
0660        Representative office in Buenos Aires.
0660        Representative office in Buenos Aires.
0683        Registered as a commodity pool operator and a commodity trading advisor with the Commodity Futures Trading Commission.
0683        Registered as a commodity pool operator and a commodity trading advisor with the Commodity Futures Trading Commission.
0686        Facilitates the consolidation of the GSAM fund seed investments.
0690        Owns the GS limited partnership interest in GSMMDP.
0691        Established as part of a Private Finance Group Leasing Transaction.
0692        Established as part of a Private Finance Group Leasing Transaction.

0700        Goldman Sachs (UK) L.L.C.        0009   Goldman Sachs Group, Inc.        100.00  Delaware
0705        Fleet Trade & Transport  Limit   0709   Goldman Sachs Group Holdings (   100.00  United Kingdom
0706        Fleet Trade & Transport (U.S.    0009   Goldman Sachs Group, Inc.        100.00  Delaware
0709        Goldman Sachs Group Holdings (   0700   Goldman Sachs (UK) L.L.C.        100.00  United Kingdom
0714        Goldman Sachs Trust Company (T   0009   Goldman Sachs Group, Inc.        100.00  New York
0715        Goldman Sachs (Cayman) Trust,    0250   Goldman Sachs Global Holdings      1.00  Cayman Islands
0715        Goldman Sachs (Cayman) Trust,    1222   Goldman Sachs (Cayman) Holding    99.00  Cayman Islands
0730        Goldman Sachs International Ba   0709   Goldman Sachs Group Holdings (   100.00  United Kingdom
0740        Goldman Sachs Property Managem   0009   Goldman Sachs Group, Inc.        100.00  United Kingdom
0746        GS Municipal Products L.L.C.     0001   Goldman, Sachs & Co.               1.00  Delaware
0746        GS Municipal Products L.L.C.     0009   Goldman Sachs Group, Inc.         99.00  Delaware
0752        CER HOLDINGS LP                  0541   GSEM (DEL) HOLDINGS, L.P.         99.00  United Kingdom
0752        CER HOLDINGS LP                  0755   CER Holdings GP                    1.00  United Kingdom
0753        CER INVESTMENT 1                 0752   CER HOLDINGS LP                  100.00  United Kingdom
0754        GSPS (Del) LP                    0248   GSPS Strategies Corp              75.00  United States
0754        GSPS (Del) LP                    0250   Goldman Sachs Global Holdings     25.00  United States
0755        CER Holdings GP                  0250   Goldman Sachs Global Holdings    100.00  United Kingdom
0760        Goldman Sachs Overseas Finance   0009   Goldman Sachs Group, Inc.         99.00  Delaware
0760        Goldman Sachs Overseas Finance   0115   Goldman Sachs (France) Finance     1.00  Delaware
0761        EXCELLENT EQUITY TK              0573   Excellent Equity Co., Ltd.       100.00  Japan
0762        ELQ INVESTORS, LTD               1513   MTGLQ Investors, LP              100.00  United Kingdom
0763        RESIMARNE SAS                    0762   ELQ INVESTORS, LTD               100.00  France
0766        PERCIER FINANCE SAS              0762   ELQ INVESTORS, LTD               100.00  France
0767        Fleet Properties                 0762   ELQ INVESTORS, LTD                99.00  Portugal
0767        Fleet Properties                 1513   MTGLQ Investors, LP                1.00  Portugal
0768        Mont Blanc Acquisition LTD       0762   ELQ INVESTORS, LTD               100.00  United Kingdom
0769        Matterhorn Acquisitions Ltd      2400   GS EUROPEAN OPP FUND BV          100.00  United Kingdom
0773        MB Acquisitions BV               0762   ELQ INVESTORS, LTD               100.00  Netherlands
0774        Portfolio Acquisitions 1 Ltd.    0762   ELQ INVESTORS, LTD               100.00  United Kingdom
0775        Goldman Sachs Power L.L.C.       0008   J. Aron Holdings, L.P.            99.00  Delaware

0700        Non-regulated holding company for Goldman Sachs Group Holdings (U.K.)
0705        Undertakes commodities trading in oil and shipping operations, principally vessel chartering.
0706        Non-regulated petroleum shipping entity.
0709        Holding company which owns 100% of Fleet Trade; 100% of Goldman Sachs International Bank; and minority interest in a number of UK entities.
0714        A limited purpose trust company which provides clearing, trust, investment management and other fiduciary services.
0715        Trust company; acts as offshore fund administrator.
0715        Trust company; acts as offshore fund administrator.
0730        London based bank involved in loan origination, secondary dealing in bank loans and related activities.
0740        UK-based entity with building-related assets and expenses pertaining to GS' London operations.
0746        Holds sponsor certificates issued in tender option programs.
0746        Holds sponsor certificates issued in tender option programs.
0752        Set up to own various SPVs that will hold carbon emmission certificates
0752        Set up to own various SPVs that will hold carbon emmission certificates
0753        SPV set up to hold carbon emmission certificates
0754        Set up to hold an entity holding illiquid investments.
0754        Set up to hold an entity holding illiquid investments.
0755        Will own various SPVs set up to hold carbon emmission certificates
0760        Non-regulated Delaware limited partnership formed to issue debt notes in back to back relationships with affiliates.
0760        Non-regulated Delaware limited partnership formed to issue debt notes in back to back relationships with affiliates.
0761        Kamata kosan (Residential); Excellent to purchase 2 retail store buildings, 1 hotel plus parking area (land), 1 residential and 5 lands
0762        Holding company for non-performing debt investments.
0763        An ESSG related entity established to acquire buildings on the Euro Disney campus.
0766        An ESSG related entity that functions as an investment company.
0767        Vehicle for potential acquisitions of real estate from PMF-1 Ltd.
0767        Vehicle for potential acquisitions of real estate from PMF-1 Ltd.
0768        An ESSG related entity that invests in non performing loans.
0769        An ESSG related entity that invests in non performing loans.
0773        An ESSG related entity that invests in non performing loans.
0774        To purchase and originate real estate debt
0775        Established to serve as the exclusive advisor to Constellation Power Source Inc. (CPSI - a subsidiary of Baltimore Gas and Electric) for power trading and risk management and will license to CPSI software related to power trading and risk management.

0775        Goldman Sachs Power L.L.C.       0801   J. Aron & Company                  1.00  Delaware
0777        Alkas Realty Private Limited     6152   Baekdu Investments Limited       100.00  Singapore
0778        Exchange Realty SRL              6152   Baekdu Investments Limited       100.00  Barbados
0779        Case RM, LLC                     1513   MTGLQ Investors, LP              100.00  United States
0785        GS Leasing Engines II, LLC       2298   GSFS INVESTMENTS I CORP          100.00  United States
0786        Goldman Sachs Futures (Asia) L   0250   Goldman Sachs Global Holdings      1.00  Hong Kong
0786        Goldman Sachs Futures (Asia) L   0801   J. Aron & Company                 99.00  Hong Kong
0789        TRIUMPH INVESTMENTS (IRELAND)    6150   Best II Investments (Delaware)   100.00  Ireland
0791        Nihon Endeavor Fund Co., LTD     0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0792        GS 767 Leasing LLC               2298   GSFS INVESTMENTS I CORP          100.00  United States
0793        Blossom Holding III BV           2400   GS EUROPEAN OPP FUND BV          100.00  Germany
0794        GS Leasing (N506MC), LLC         2298   GSFS INVESTMENTS I CORP          100.00  United States
0795        REP FSB Real Estate, L.L.C       0009   Goldman Sachs Group, Inc.        100.00  United States
0796        GS LPII Phase I Realty LLC       0009   Goldman Sachs Group, Inc.        100.00  United States
0797        Mars Equity Co., Ltd.            0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
0798        OOO Goldman Sachs                0847   GS RBD Holdings LP               100.00  Russia
0799        GCN CE Holdings Corp             2200   GS Financial Serv L.P. (DEL)     100.00  United States
0801        J. Aron & Company                0007   The J. Aron Corporation            0.20  New York
0801        J. Aron & Company                0008   J. Aron Holdings, L.P.            99.80  New York
0802        J. Aron & Company (Singapore)    0805   Goldman Sachs Foreign Exchange   100.00  Singapore
0804        Goldman Sachs (Singapore) PTE    0805   Goldman Sachs Foreign Exchange   100.00  Singapore

0775        Established to serve as the exclusive advisor to Constellation Power Source Inc. (CPSI - a subsidiary of Baltimore Gas and Electric) for power trading and risk management and will license to CPSI software related to power trading and risk management.
0777        The entity is a SPC which will purchase DBS tower as a rental property in Singapore.
0778        Holding the Exchange Tower in Beijing
0779        The entity will own and service several consumer auto loan portfolios (Remark Capital Group LLC is management company of this entity.)
0785        To hold 6 operating leases to Mesaba Aviations guaranteed by 6 engines.
0786        Conducts Hong Kong Futures Exchange (HKFE) business for affiliates through an outside broker.  HKFE member and commodities dealer; registered with the Hong Kong Securities and Futures Commission.
0786        Conducts Hong Kong Futures Exchange (HKFE) business for affiliates through an outside broker.  HKFE member and commodities dealer; registered with the Hong Kong Securities and Futures Commission.
0789        Established primarily to hold ASSG positions in Korean assets.
0791        Established to purchase loans (SMBC Rivival Fund).
0792        Established as part of an SSG Structured Investing Group transaction.
0793        GS European Opportunities Fund BV subsidiary for Ihr Platz Investment.
0794        Established to hold an aircraft.
0795        REPIA entity.
0796        REPIA entity.
0797        This entity was set up to invest in equity shares of Japanese corporation Sanyo Electric Credit.
0798        This entity was set up as part of an AMSSG Structured Investing Group transaction
0799        The entity will own several micro-ticket machine leases throughout the US and Canada.
0801        International commodities dealer trading in various commodities including electricity, natural gas, precious metals, base metals, currencies, crude oil, and petroleum products.
0801        International commodities dealer trading in various commodities including electricity, natural gas, precious metals, base metals, currencies, crude oil, and petroleum products.
0802        Singapore-based entity that deals in commodities in the spot, forward and future markets.
0804        Singapore based broker, fund manager and investment banking advisor.

0805        Goldman Sachs Foreign Exchange   0001   Goldman, Sachs & Co.              24.85  Singapore
0805        Goldman Sachs Foreign Exchange   0009   Goldman Sachs Group, Inc.         15.76  Singapore
0805        Goldman Sachs Foreign Exchange   0801   J. Aron & Company                 59.39  Singapore
0807        Goldman Sachs Futures PTE Ltd    0805   Goldman Sachs Foreign Exchange   100.00  Singapore
0808        River North Technologies, INC.   0009   Goldman Sachs Group, Inc.        100.00  United States
0809        RAINBOW CAPITAL SRL              6152   Baekdu Investments Limited       100.00  China
0810        J. Aron & Company (U.K.)         0220   Goldman Sachs Holding (U.K.)      99.00  United Kingdom
0810        J. Aron & Company (U.K.)         0709   Goldman Sachs Group Holdings (     1.00  United Kingdom
0812        GS INVSTMT STRATEGIES(SINGAPOR   0805   Goldman Sachs Foreign Exchange   100.00  Asia
0822        Goldman Sachs (Mauritius) L.LC   0392   GS India Holdings L.P.           100.00  Republic of Mauritius
0823        Goldman Sachs Investments (Mau   2200   GS Financial Serv L.P. (DEL)     100.00  Republic of Mauritius
0825        J. Aron & Company (Bullion)      0220   Goldman Sachs Holding (U.K.)      50.00  United Kingdom
0825        J. Aron & Company (Bullion)      0709   Goldman Sachs Group Holdings (    50.00  United Kingdom
0828        Euro-splitter B.V.               0801   J. Aron & Company                100.00  Netherlands Antilles
0831        GSCS Holdings I, LLC             0009   Goldman Sachs Group, Inc.        100.00  United States
0832        GSCS HOLDINGS II, LLC            0831   GSCS Holdings I, LLC             100.00  United States
0833        GSPS BERMUDA CORPORATION         0754   GSPS (Del) LP                    100.00  Bermuda
0839        GS SERVICES PRIVATE LTD.         0160   Goldman Sachs (Asia) Finance       1.00  India
0839        GS SERVICES PRIVATE LTD.         0822   Goldman Sachs (Mauritius) L.LC    99.00  India
0840        Goldman Sachs International Fi   0220   Goldman Sachs Holding (U.K.)     100.00  United Kingdom
0842        GS TRADING & CLEARING SERVICES   0008   J. Aron Holdings, L.P.             0.25  Netherlands
0842        GS TRADING & CLEARING SERVICES   0801   J. Aron & Company                 99.75  Netherlands
0843        European Power Source Company    0009   Goldman Sachs Group, Inc.        100.00  Netherlands
0844        European Powere Source (U.K.)    0843   European Power Source Company    100.00  United Kingdom
0845        Patterson Capital Markets, Ltd   0009   Goldman Sachs Group, Inc.        100.00  United States
0846        GS (INDIA) SECURITIES PVT.LTD.   0822   Goldman Sachs (Mauritius) L.LC   100.00  India
0847        GS RBD Holdings LP               0848   GS RBD HOLDINGS I CORP            99.00  United States

0805        Foreign exchange dealer in the forward, option, futures and spot markets.
0805        Foreign exchange dealer in the forward, option, futures and spot markets.
0805        Foreign exchange dealer in the forward, option, futures and spot markets.
0807        Executes, clears and carries financial and fuel oil futures for affiliated entities on the Singapore Exchange
            Derivatives Clearing Limited ("SGX-DC"); transacts only on behalf of affiliates.
0808        IT services firm that supports electronic trading.
0809        Holds a residential building in Shanghai, China.
0810        U.K. dealer in commodities; registered with The Financial Services Authority.
0810        U.K. dealer in commodities; registered with The Financial Services Authority.
0812        To act as a sub-adviser / manager to another US entity, who in turn will advice/manage a hedge fund.
0822        Invests in Kotak Mahindra Capital Co., Kotak Securities JVs and GS entities in India.
0823        Special purpose unregulated vehicle formed to deal in Indian shares.
0825        Bullion market-making; precious metals trader (ceased to trade in 2001).
0825        Bullion market-making; precious metals trader (ceased to trade in 2001).
0828        Established to invest in a condensate splitter (oil refinery) in Rotterdam. Being considered for liquidation.
0831        Holding Company of GSCS Holdings II, LLC which in turn holds GS Capital Strategies LLC
0832        Holding Company of  GS Capital Strategies LLC
0833        Set up to hold an illiquid investment in bermuda for tax reasons. Investment is in a shipping company.
0839        Provides IT & IT enabled services to other GS entities.
0839        Provides IT & IT enabled services to other GS entities.
0840        London based foreign exchange dealer in the spot and forward market (ceased to trade in 2002) registered with the
            Bank of England.
0842        Employs traders in Rotterdam.
0842        Employs traders in Rotterdam.
0843        Holding company for power trading subsidiaries.
0844        Trades power in the UK / NETA Environment.
0845        Futures introducing broker.
0846        Carry out securities, banking and asset management business in India.
0847        To be a Holding Company of 000 Goldman Sachs, the firm's new broker/ dealer in Russia.

0847        GS RBD Holdings LP               0849   GS RBD Holdings II Corp            1.00  United States
0848        GS RBD HOLDINGS I CORP           0009   Goldman Sachs Group, Inc.        100.00  United States
0849        GS RBD Holdings II Corp          0009   Goldman Sachs Group, Inc.        100.00  United States
0851        Goldman Sachs Paris Inc. Et Ci   0001   Goldman, Sachs & Co.              99.00  France
0851        Goldman Sachs Paris Inc. Et Ci   0250   Goldman Sachs Global Holdings      1.00  France
0854        GS SITE 25 HOTEL HOLDING, LLC    0009   Goldman Sachs Group, Inc.        100.00  United States
0855        GS SITE 25 RETAIL LLC            0856   GS SITE 25 RETAIL HOLDING LLC    100.00  United States
0856        GS SITE 25 RETAIL HOLDING LLC    0009   Goldman Sachs Group, Inc.        100.00  United States
0857        GS SITE 25 HOTEL, LLC            0854   GS SITE 25 HOTEL HOLDING, LLC    100.00  United States
0860        Goldman Sachs (UK) L.L.C. III    0700   Goldman Sachs (UK) L.L.C.         99.00  Delaware
0860        Goldman Sachs (UK) L.L.C. III    0709   Goldman Sachs Group Holdings (     1.00  Delaware
0862        Goldman Sachs Asset Management   0860   Goldman Sachs (UK) L.L.C. III    100.00  United Kingdom
0863        CIN Management                   0862   Goldman Sachs Asset Management   100.00  United Kingdom
0865        PT Goldman Sachs Indonesia       0118   Goldman Sachs (Asia) L.L.C.       10.00  Indonesia
0865        PT Goldman Sachs Indonesia       0123   Goldman Sachs (Asia Pacific) L    90.00  Indonesia
0920        Goldman Sachs Services (B.V.I.   1001   Goldman Sachs Global ServiceII   100.00  British Virgin Islands
0936        Distressed Opportunities Inter   0009   Goldman Sachs Group, Inc.        100.00  Delaware
0940        Restamove Ireland Limited        2200   GS Financial Serv L.P. (DEL)     100.00  Ireland
0948        GS LINDEN POWER HOLDINGS LLC     0009   Goldman Sachs Group, Inc.        100.00  Delaware
1000        Goldman Sachs Global Services1   0009   Goldman Sachs Group, Inc.        100.00  Cayman Islands
1001        Goldman Sachs Global ServiceII   0250   Goldman Sachs Global Holdings      1.00  Cayman Islands
1001        Goldman Sachs Global ServiceII   1222   Goldman Sachs (Cayman) Holding    99.00  Cayman Islands
1002        WALL STREET ON DEMAND, INC.      0009   Goldman Sachs Group, Inc.        100.00  United States
1010        Goldman Sachs Housing and Heal   0009   Goldman Sachs Group, Inc.         99.00  New York

0847        To be a Holding Company of 000 Goldman Sachs, the firm's new broker/ dealer in Russia.
0848        To be a partner in GS RBD HOLDINGS, L.P.
0849        To be a partner in GS RBD HOLDINGS, L.P.
0851        Established to facilitate activities in IBD, Equities, GSAM and derivatives with Mexican counterparts.
0851        Established to facilitate activities in IBD, Equities, GSAM and derivatives with Mexican counterparts.
0854        Entity to house the holding company for Embassy Suite Hotel Acquisition
0855        Entity to house Embassy Suite Retail Acquisition
0856        Entity to house holding company for the Embassy Suite Retail Acquisition
0857        Entity to house the entity for the Embassy Suite Hotel Acquisition
0860        Holding company which owns Goldman Sachs Asset Management Holdings.
0860        Holding company which owns Goldman Sachs Asset Management Holdings.
0862        Holding company formed in connection with CIN Management.
0863        U.K. based asset management company for British Coal pension funds. Company has ceased to trade and is awaiting liquidation.
0865        Carries out investment banking and broker-dealer business in Indonesia.
0865        Carries out investment banking and broker-dealer business in Indonesia.
0920        Expatriate and TCN dual contract employment vehicle.
0936        Joint venture with Caisse Depot to purchase assets.
0940        Established primarily to hold proprietary positions in Korean bonds and equities; all activity is limited to affiliates and Korean broker/dealers.
0948        Entity related to the Linden Power Plant operations.
1000        Entity which employs U.S. citizens or green card holders in various foreign offices.
1001        Entity that employs U.S. citizens or green card holders in various foreign offices.
1001        Entity that employs U.S. citizens or green card holders in various foreign offices.
1002        WSOD offers a managed software service whereby clients in the financial services industry can outsource the design, development and maintenance of their on-line information portals to WSOD. WSOD is a Boulder,
            CO based private company which
1010        Government National Mortgage Association (GNMA) issuer/servicer and a non-supervised mortgagee under FHA regulations to originate, process and service FHA insured mortgages.

1010        Goldman Sachs Housing and Heal   1020   Goldman Sachs Housing Capital      1.00  New York
1011        REP SVY HOLDINGS REALTY, LLC     0009   Goldman Sachs Group, Inc.        100.00  United States
1012        GSUIG, LLC                       0009   Goldman Sachs Group, Inc.        100.00  United States
1020        Goldman Sachs Housing Capital    0009   Goldman Sachs Group, Inc.        100.00  New York
1021        GS CALIC                         0009   Goldman Sachs Group, Inc.        100.00  United States
1022        Comm. Ann. and Life Ins. Co      0009   Goldman Sachs Group, Inc.        100.00  United States
1023        Arrow Capital Reinsurance Comp   0009   Goldman Sachs Group, Inc.        100.00  Bermuda
1024        Eastport Capital Corporation     0009   Goldman Sachs Group, Inc.        100.00  United States
1025        EPF Financial, LLC.              1024   Eastport Capital Corporation     100.00  United States
1026        GS RE HOLDINGS INC.              0009   Goldman Sachs Group, Inc.        100.00  Delaware
1027        LIFE SETTLEMENTS SOLUTIONS INC   1030   LONGMORE CAPITAL, LLC            100.00  United States
1028        LIFE PREMIUM SOLUTIONS, LLC      1029   LIFE SOLUTIONS INTERNATIONAL,    100.00  United States
1029        LIFE SOLUTIONS INTERNATIONAL,    1030   LONGMORE CAPITAL, LLC            100.00  United States
1030        LONGMORE CAPITAL, LLC            1026   GS RE HOLDINGS INC.              100.00  United States
1031        Longmore Credit Services, LLC    1026   GS RE HOLDINGS INC.              100.00  United States
1032        GS INVESTMENT STRATEGIES, LLC    0009   Goldman Sachs Group, Inc.        100.00  United States
1050        goldman sachs risk advisors,lp   0009   Goldman Sachs Group, Inc.         99.00  Delaware
1050        goldman sachs risk advisors,lp   1051   GS Risk Advisors, Inc.             1.00  Delaware
1051        GS Risk Advisors, Inc.           0009   Goldman Sachs Group, Inc.        100.00  United States
1052        Arrow Capital Risk Services Li   1050   goldman sachs risk advisors,lp   100.00  Bermuda
1053        Goldman Sachs Risk Advisors (E   0709   Goldman Sachs Group Holdings (   100.00  United Kingdom

1010        Government National Mortgage Association (GNMA) issuer/servicer and a non-supervised mortgagee under FHA regulations to originate, process and service FHA insured mortgages.
1011        Entity is the holding company that owns Savoy (0113).
1012        Entity created for Urban Investment Group's corporate investments.
1020        Originates and services Federal Housing Administration (FHA) insured mortgages; general partner in Goldman Sachs Housin and Health Care Funding Company.
1021        This is an insurance company organized under the laws of Massachusetts.  The Company manages blocks of variable annuity variable universal life and minor blocks of group retirement products.
1022        This is an insurance company organized under the laws of Massachusetts.  The Company manages blocks of variable annuity variable universal life and minor blocks of group retirement products.
1023        Bermuda insurance company that will assume and cede property catastrophe risks.
1024        Management company for the Life Settlements business. This will be the employing entity for the business and is the parent of Eastport Financial, L.L.C.
1025        The company is a SPV that will purchase and hold life insurance contracts. It is a wholly owned subsidiary of Eastport
            Capital Corporation, which is owned by GS.
1026        SPE set up as a Holding entity for Life Settlement Solutions, Inc.
1027        Operating entity that will act in an agency capacity to source and service life settlement contracts for capital providers
1028        Licensed insurance entity that facilitates the life settlements agency business,including the premium finance business.
1029        Administration entity for agency based life settlements in San Diego
1030        Holding company for agency based life settlements business in San Diego. Entity holds intellectual property acquired in acquisition.
1031        Operating entity that will be used to originate premium finance loans
1032        Asset Management Company
1050        Licensed re-insurance intermediary in NY that can act as re-insurance broker.
1050        Licensed re-insurance intermediary in NY that can act as re-insurance broker.
1051        General Partner of GS Risk Advisors, L.P.
1052        Maintains Insurance Broker's license in Bermuda; reinsurance intermediary that can act as reinsurance broker.
1053        Involved in the insurance and reinsurance products business (entity is currently dormant).

1207        GS Bank Zurich                   0009   Goldman Sachs Group, Inc.        100.00  Switzerland
1209        GSCO BETEILIGUNGS GMBH           1220   Goldman, Sachs & Co. oHG         100.00  Germany
1210        Goldman, Sachs & Co Finanz Gmb   0009   Goldman Sachs Group, Inc.        100.00  Germany
1220        Goldman, Sachs & Co. oHG         1210   Goldman, Sachs & Co Finanz Gmb     1.00  Germany
1220        Goldman, Sachs & Co. oHG         1222   Goldman Sachs (Cayman) Holding    99.00  Germany
1222        Goldman Sachs (Cayman) Holding   0009   Goldman Sachs Group, Inc.         97.00  Cayman Islands
1222        Goldman Sachs (Cayman) Holding   0250   Goldman Sachs Global Holdings      3.00  Cayman Islands
1223        GOLDMAN SACHS MANAGEMENT GP      1220   Goldman, Sachs & Co. oHG         100.00  Germany
1225        GS Verwaltungs GmbH              1220   Goldman, Sachs & Co. oHG         100.00  Germany
1240        Goldman Sachs (AO) L.L.C.        0009   Goldman Sachs Group, Inc.         99.00  Delaware
1240        Goldman Sachs (AO) L.L.C.        0250   Goldman Sachs Global Holdings      1.00  Delaware
1244        Killingholme Power Group Ltd     0709   Goldman Sachs Group Holdings (   100.00  United Kingdom
1245        Killingholme Generation Ltd      1247   Killingholme Holdings Limited      0.00  United Kingdom
1245        Killingholme Generation Ltd      1318   Amagansett Funding Limited        13.37  United Kingdom
1245        Killingholme Generation Ltd      1323   Scadbury II Assets                50.32  United Kingdom
1245        Killingholme Generation Ltd      1326   Shire Funding Limited             36.31  United Kingdom
1246        Killingholme Power Limited       1245   Killingholme Generation Ltd      100.00  United Kingdom
1247        Killingholme Holdings Limited    1244   Killingholme Power Group Ltd     100.00  United Kingdom
1248        GS KILLINGHOLME CAYMAN INVESME   1246   Killingholme Power Limited       100.00  United Kingdom
1253        Goldman Sachs S.G.R. S.P.A.      0220   Goldman Sachs Holding (U.K.)       1.00  Italy
1253        Goldman Sachs S.G.R. S.P.A.      0700   Goldman Sachs (UK) L.L.C.         99.00  Italy
1254        VEICOLO ACQUISIZIONE PORTAFOGL   1506   MLQ L.L.C.                        50.00  Italy
1254        VEICOLO ACQUISIZIONE PORTAFOGL   1513   MTGLQ Investors, LP               50.00  Italy

1207        Provides auxiliary services which include Swiss franc clearing and derivatives sales and trading, including trading on the electronic Swiss exchanges and SOFFEX.
1209        Established to buy preferred shares in NetJets, a Swiss based company.
1210        Managing general partner of Goldman, Sachs & Co. oHG.
1220        Provides investment banking services, fixed income trading services, equity agency services, capital markets and futures services.
1220        Provides investment banking services, fixed income trading services, equity agency services, capital markets and futures services.
1222        Holding company for Goldman, Sachs & Co. oHG, Goldman, Sachs & Co. Bank, Goldman Sachs (Cayman) Trust Limited, GS Asia
            LLC, Goldman Sachs Global Services II Limited, and GS Asia Pacific LLC.
1222        Holding company for Goldman, Sachs & Co. oHG, Goldman, Sachs & Co. Bank, Goldman Sachs (Cayman) Trust Limited, GS Asia
            LLC, Goldman Sachs Global Services II Limited, and GS Asia Pacific LLC.
1223        General Partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.
1225        Trustee function for Rhein-Donau and Capital Partners.
1240        Investment banking entity based in Russia.
1240        Investment banking entity based in Russia.
1244        Established as part of an SSG Structured Investing Group transaction.
1245        Established as part of an SSG Structured Investing Group transaction.
1245        Established as part of an SSG Structured Investing Group transaction.
1245        Established as part of an SSG Structured Investing Group transaction.
1245        Established as part of an SSG Structured Investing Group transaction.
1246        Established as part of an SSG Structured Investing Group transaction.
1247        Established as part of an SSG Structured Investing Group transaction.
1248        Is a part of the structured investing trade and will enter into Swaps.
1253        Assets management company.
1253        Assets management company.
1254        Special purpose vehicle for securitization deal.
1254        Special purpose vehicle for securitization deal.

1260        Goldman, Sachs & Co. Wertpapie   0009   Goldman Sachs Group, Inc.        100.00  Germany
1280        Goldman Sachs (Espana), S.A.     0690   Goldman Sachs (Netherlands) B.   100.00  Italy
1305        CPV Germany                      0009   Goldman Sachs Group, Inc.         99.00  United States
1305        CPV Germany                      1223   GOLDMAN SACHS MANAGEMENT GP        1.00  United States
1306        GSSM Holding II LLC              0009   Goldman Sachs Group, Inc.        100.00  United States
1307        GSSM Holding II Corp             1306   GSSM Holding II LLC              100.00  United States
1308        GS LS Leasing LLC                2298   GSFS INVESTMENTS I CORP          100.00  United States
1309        GS Bank USA Holdings LLC         0009   Goldman Sachs Group, Inc.        100.00  United States
1311        REP KBY Realty,LLC               0009   Goldman Sachs Group, Inc.        100.00  United States
1312        BEESTON INVESTMENTS LIMITED      0123   Goldman Sachs (Asia Pacific) L   100.00  Hong Kong
1313        CORNWALL INVESTMENTS LIMITED     0165   Goldman Sachs (Asia) Finance     100.00  Hong Kong
1317        Amagansett Assets                1318   Amagansett Funding Limited         1.00  United Kingdom
1317        Amagansett Assets                1320   Amagansett UK Limited             99.00  United Kingdom
1318        Amagansett Funding Limited       1320   Amagansett UK Limited            100.00  United Kingdom
1319        Amagansett II Assets             1320   Amagansett UK Limited            100.00  United Kingdom
1320        Amagansett UK Limited            0709   Goldman Sachs Group Holdings (   100.00  United Kingdom
1321        Scadbury Assets                  1322   Scadbury Funding Limited           1.00  United Kingdom
1321        Scadbury Assets                  1324   Scadbury UK Limited               99.00  United Kingdom
1322        Scadbury Funding Limited         1324   Scadbury UK Limited              100.00  United Kingdom
1323        Scadbury II Assets               1324   Scadbury UK Limited              100.00  United Kingdom
1324        Scadbury UK Limited              0709   Goldman Sachs Group Holdings (   100.00  United Kingdom
1325        Shire Assets                     1326   Shire Funding Limited              1.00  United Kingdom
1325        Shire Assets                     1328   Shire UK Limited                  99.00  United Kingdom
1326        Shire Funding Limited            1328   Shire UK Limited                 100.00  United Kingdom
1327        Shire II Assets                  1328   Shire UK Limited                 100.00  United Kingdom
1328        Shire UK Limited                 0709   Goldman Sachs Group Holdings (   100.00  United Kingdom
1329        FAIRWAY RESOURCES L.P.           1513   MTGLQ Investors, LP              100.00  United States

1260        Non-regulated Frankfurt based entity that issues warrants through GS oHG and purchases offsetting OTC options in the fixed income, equity, commodity and currency markets.
1280        Engaged in financial advisory/investment banking entity in Spain.
1305        This entity was set up to invest in principal investments.
1305        This entity was set up to invest in principal investments.
1306        To act as a holding company for GSSM Holding II Corp
1307        To hold the Sumitomo preferred shares
1308        For PFG leasing business
1309        Holding Company (Single Member LL) to hold GS Group Investment in GS Bank USA
1311        Real Estate investment
1312        Trading Company for Korean Futures
1313        Changed from non-consolidating to consolidating
1317        This entity was set up as part of an AMSSG Structured Investing Group transaction
1317        This entity was set up as part of an AMSSG Structured Investing Group transaction
1318        This entity was set up as part of an AMSSG Structured Investing Group transaction
1319        This entity was set up as part of an AMSSG Structured Investing Group transaction
1320        This entity was set up as part of an AMSSG Structured Investing Group transaction
1321        This entity was set up as part of an AMSSG Structured Investing Group transaction
1321        This entity was set up as part of an AMSSG Structured Investing Group transaction
1322        This entity was set up as part of an AMSSG Structured Investing Group transaction
1323        This entity was set up as part of an AMSSG Structured Investing Group transaction
1324        This entity was set up as part of an AMSSG Structured Investing Group transaction
1325        This entity was set up as part of a Structured Investing Group transaction
1325        This entity was set up as part of a Structured Investing Group transaction
1326        This entity was set up as part of a Structured Investing Group transaction
1327        This entity was set up as part of a Structured Investing Group transaction
1328        This entity was set up as part of a Structured Investing Group transaction
1329        Partnership focused on oil and gas production and ownership of lease acreage.

1330        PRNP, LLC                        1513   MTGLQ Investors, LP              100.00  Puerto Rico
1331        KRETA ACQUISTIONS LTD.           2406   GS European Opportunities F II   100.00  United Kingdom
1332        GS MEZZANINE PARTNERS 2006       0009   Goldman Sachs Group, Inc.        100.00  United States
1333        Asama Onsen Kaihatsu Co.,Ltd     0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
1334        KAKEGAWA HOLDINGS CO.,LTD.       0358   LINDEN WOOD, LTD                 100.00  Japan
1335        GS Hony Holdings I Ltd           0191   GS Asian Venture (Delaware)LLC   100.00  Cayman Islands
1336        GS Hony Holdings II Ltd          0191   GS Asian Venture (Delaware)LLC   100.00  Cayman Islands
1337        GS Capital Partners Auto Glass   0009   Goldman Sachs Group, Inc.        100.00  Mauritius
1338        GS Capital Partners Aurum Hold   0009   Goldman Sachs Group, Inc.        100.00  Mauritius
1341        GS UNIT TRUST ADMNSTR LIMITED    0709   Goldman Sachs Group Holdings (   100.00  Cayman Islands
1342        GS Unit Trust Investments Limi   0709   Goldman Sachs Group Holdings (   100.00  Cayman Islands
1343        GS Leasing Investments           0201   Goldman Sachs International       98.95  Cayman Islands
1343        GS Leasing Investments           1342   GS Unit Trust Investments Limi     1.05  Cayman Islands
1344        GS Leasing Limited Partneship    1345   GS Leasing No. 1 Limited           5.00  United Kingdom
1344        GS Leasing Limited Partneship    1346   GS Leasing No. 2 Limited          95.00  United Kingdom
1345        GS Leasing No. 1 Limited         1317   Amagansett Assets                100.00  Cayman Islands
1346        GS Leasing No. 2 Limited         1317   Amagansett Assets                100.00  Cayman Islands
1347        GS Leasing Holdings Limited      0709   Goldman Sachs Group Holdings (   100.00  Cayman Islands
1348        BIRCHFIELD ESTATES LTD.          0009   Goldman Sachs Group, Inc.        100.00  United Kingdom
1350        Asset Funding Company IV         2200   GS Financial Serv L.P. (DEL)     100.00  United States
1351        Amagansett FX                    2200   GS Financial Serv L.P. (DEL)     100.00  United Kingdom

1330        The entity is holding non-performing loans or "distressed" loans that were originated in Puerto Rico.
1331        To purchase and originate publicly and privately issued fixed income securities
            Non performing loan portfolio investments.
1332        Consolidation of PIA's Mezz 2006 Fund
1333        Owns two hot-spring hotels in Japan.
1334        Owns a hotel in Kakegawa, Japan.
1335        Investment vehicle for the firm's interest in Hony Capital fund III LP
1336        Investment vehicle for the firm's interest in Hony Capital fund III LP
1337        Investement in Auto Glass company in China, economics will be swapped to GS Capital partners VI Funds
1338        Investement in white electronic goods company in China, economics will be swapped to GS Capital partners VI Funds
1341        Entity purely acts as an administrator for GS Leasing Investments. The entity will purely have a tiny amount of capital and cash.
1342        Entity will invest as a minority unit holder in GS Leasing Investments. It will be capitalized by an existing GS entity.
1343        Unauthorized unit trust that will act as a limited partner in GS Leasing Limited Partnership. It will invest in the partnership in return for its share of the leasing the leasing income.
1343        Unauthorized unit trust that will act as a limited partner in GS Leasing Limited Partnership. It will invest in the partnership in return for its share of the leasing the leasing income.
1344        Entity is a partnerships set up to enter into a finance lease with Tesco Plc. It will acquire assets from Tesco and the lease them back in the form of the finance lease. As such the fixed assets do not go on the GS balance sheet.
            Instead there is a lease
1344        Entity is a partnerships set up to enter into a finance lease with Tesco Plc. It will acquire assets from Tesco and the lease them back in the form of the finance lease. As such the fixed assets do not go on the GS balance sheet.
            Instead there is a lease
1345        Entity set up to be the general partner (controlling interest) in GS Leasing Limited Partnership.  It will invest in the partnership in return for its share of the leasing income.
1346        Entity is set up to purchase the limited partnership interest from GS Leasing Investments once the structure and subsequent sale of the lease rentals to a third party is complete.
1347        Entity set up to act as trustee for GS Leasing Investments. The entity will purely have a tiny amount of capital and cash.
1348        SPV for building a new London Offsite Data Centre
1350        Part of structured investing trade which will enter into swaps and repos
1351        Part of structured investing trade which will enter into contracts and options

1491        Ares (Real Estate) B.V.          2200   GS Financial Serv L.P. (DEL)     100.00  Netherlands
1493        Ares Finance S.R.L.              0009   Goldman Sachs Group, Inc.        100.00  Italy
1494        PNW, LLC                         6117   SSIG SPF One LQ, LLC             100.00  United States
1501        Goldman Sachs Real Estate Fund   0009   Goldman Sachs Group, Inc.        100.00  New York
1502        Goldman Sachs Mortgage Company   0009   Goldman Sachs Group, Inc.         99.00  New York
1502        Goldman Sachs Mortgage Company   1501   Goldman Sachs Real Estate Fund     1.00  New York
1503        MLQ Investors, L.P.              0009   Goldman Sachs Group, Inc.         99.00  Delaware
1503        MLQ Investors, L.P.              1506   MLQ L.L.C.                         1.00  Delaware
1505        CL Investments Limited           0009   Goldman Sachs Group, Inc.        100.00  Cayman Islands
1506        MLQ L.L.C.                       0009   Goldman Sachs Group, Inc.         99.00  Delaware
1506        MLQ L.L.C.                       0250   Goldman Sachs Global Holdings      1.00  Delaware
1510        Main Street Mortgage Co, LP      0009   Goldman Sachs Group, Inc.         99.00  Delaware
1512        GS Mortgage Securities Corp II   0009   Goldman Sachs Group, Inc.        100.00  Delaware
1513        MTGLQ Investors, LP              0009   Goldman Sachs Group, Inc.         99.00  Delaware
1513        MTGLQ Investors, LP              1506   MLQ L.L.C.                         1.00  Delaware
1515        Strategic Mortgage Holdings LP   0009   Goldman Sachs Group, Inc.         99.00  Delaware
1515        Strategic Mortgage Holdings LP   1516   Strategic Mortgage Holding INC     1.00  Delaware
1516        Strategic Mortgage Holding INC   0009   Goldman Sachs Group, Inc.        100.00  Delaware
1517        SOPAC LLC                        0009   Goldman Sachs Group, Inc.        100.00  Delaware
1518        Southern Pacific Funding Co      0009   Goldman Sachs Group, Inc.        100.00  California
1520        GSSLQ LLC                        1513   MTGLQ Investors, LP              100.00  Delaware
1521        GRMT, LTD                        1502   Goldman Sachs Mortgage Company   100.00  United States
1522        SCLQ, S. de R.L de C.V.          1513   MTGLQ Investors, LP              100.00  Mexico
1523        CDV-1 Holding Co Gen-Par LLC     1513   MTGLQ Investors, LP              100.00  Delaware
1524        CDV-1 Ltd                        1525   CDV-1 Holding Company LP         100.00  United Kingdom
1525        CDV-1 Holding Company LP         1513   MTGLQ Investors, LP               99.78  Delaware
1525        CDV-1 Holding Company LP         1523   CDV-1 Holding Co Gen-Par LLC       0.22  Delaware
1526        SHM II LLC                       1515   Strategic Mortgage Holdings LP   100.00  United States

1491        ESSG related entity established to hold real estate assets from loan workouts in Ares Finance S.r.l.
1493        A securitization vehicle formed in Italy that holds sub-performing assets.
1494        A utilities supplier of energy and energy-related products.
1501        1% corporate general partner of Goldman Sachs Mortgage Company.
1502        Purchases and sells residential and commercial mortgage loans or participation interests in such loans, primarily in connection with securitizations. Provides warehouse financing to mortgage originators.
1502        Purchases and sells residential and commercial mortgage loans or participation interests in such loans, primarily in connection with securitizations. Provides warehouse financing to mortgage originators.
1503        Holds certain mortgage properties for liquidation.
1503        Holds certain mortgage properties for liquidation.
1505        AMSSG related entity established to invest in an entity that holds a consumer loan portfolio.
1506        1% general partner of MLQ Investors, L.P. and MTGLQ Investors, L.P.
1506        1% general partner of MLQ Investors, L.P. and MTGLQ Investors, L.P.
1510        Established to service mortgage portfolios.
1512        Florida-based subsidiary acquired to service mortgage portfolios.
1513        Invests in and holds non-performing real estate assets and loans.
1513        Invests in and holds non-performing real estate assets and loans.
1515        Holds debt and equity interests in a Canadian broker business.
1515        Holds debt and equity interests in a Canadian broker business.
1516        General partner of Strategic Mortgage Holdings, LP.
1517        An AMSSG related entity that purchases securities from S. Pacific Liquidators.
1518        Purchase of S. Pacific Funding Corp. and residuals.
1520        40% equity owner of SLQ S. de R.L. de C.V., which is purchasing servicing rights in a portfolio of non-performing
            Mexican loans from Banco Union.
1521        Established to purchase a performing sub-prime pool of residential mortgage loans.
1522        Established to purchase a portfolio of non-performing Mexican loans from Banco International, S.A. Institution de
            Banca multiple, Grupo Financiero (Bital).
1523        General partner for CDV-1 Holding Company, LP.
1524        An ESSG related entity that holds non-performing loans.
1525        Established as a partnership to own CDV-1, Ltd.
1525        Established as a partnership to own CDV-1, Ltd.
1526        Established to facilitate structured financing.

1527        DEERWOOD CORP                    0009   Goldman Sachs Group, Inc.        100.00  United States
1528        CDV-2 Ltd                        0762   ELQ INVESTORS, LTD               100.00  United Kingdom
1529        PRALQ LLC                        6117   SSIG SPF One LQ, LLC             100.00  Delaware
1531        ARLO LLC                         6117   SSIG SPF One LQ, LLC             100.00  Delaware
1532        MIL Phase I Dallas Gen-Par, LL   1513   MTGLQ Investors, LP              100.00  Delaware
1533        MIL PHASE I DALLAS, L.P.         0100   Archon Group, L.P.                 2.00  Delaware
1533        MIL PHASE I DALLAS, L.P.         1513   MTGLQ Investors, LP               97.80  Delaware
1533        MIL PHASE I DALLAS, L.P.         1532   MIL Phase I Dallas Gen-Par, LL     0.20  Delaware
1534        GS ASSET BACKED SECURITIES CO    0009   Goldman Sachs Group, Inc.        100.00  Delaware
1535        REP DER GEN-PAR, LLC             1513   MTGLQ Investors, LP              100.00  United States
1536        REP DER REAL ESTATE LP           1513   MTGLQ Investors, LP               99.90  United States
1536        REP DER REAL ESTATE LP           1535   REP DER GEN-PAR, LLC               0.10  United States
1537        REP MCR REALTY, LLC              1513   MTGLQ Investors, LP              100.00  United States
1539        DUNVEGAN INVESTMENTS, LTD        0220   Goldman Sachs Holding (U.K.)     100.00  Cayman Islands
1540        Rio Negro Assessoria LTDA        1513   MTGLQ Investors, LP              100.00  Brazil
1540        Rio Negro Assessoria LTDA        2200   GS Financial Serv L.P. (DEL)       0.00  Brazil
1541        RIO TOCURUI CLA SECURITIZADORA   1513   MTGLQ Investors, LP              100.00  Brazil
1542        ReMark Capital Group, LLC        1513   MTGLQ Investors, LP              100.00  United States
1543        MLQ-MLL, LLC                     1513   MTGLQ Investors, LP              100.00  United States
1545        Rio Parana CLA Securitizadora    1513   MTGLQ Investors, LP               99.99  Brazil
1545        Rio Parana CLA Securitizadora    2200   GS Financial Serv L.P. (DEL)       0.01  Brazil
1546        AMC REO LLC                      1513   MTGLQ Investors, LP              100.00  United States
1547        JUPITER-APX, LP                  1513   MTGLQ Investors, LP              100.00  United States
1560        AMC of America LLC               1513   MTGLQ Investors, LP              100.00  United States
1561        AMC of America LP                1513   MTGLQ Investors, LP               99.00  United States
1561        AMC of America LP                1560   AMC of America LLC                 1.00  United States
1565        DAC HOLDING I, L.L.C.            6117   SSIG SPF One LQ, LLC             100.00  Delaware
1902        Goldman Sachs London PL          0009   Goldman Sachs Group, Inc.        100.00  United Kingdom
1940        BEIJING GAO HUA SEC CL           1942   BEIJING GAO WANG VCCL             33.33  China
1940        BEIJING GAO HUA SEC CL           1943   BEIJING DE SHANG VCCL             33.33  China

1527        To hold and sell manufactured housing loans.
1528        An ESSG related entity that holds a portfolio of non performing loans in Czech Republic.
1529        AMSSG related entity that holds a portfolio of consumer receivables, primarily auto loans.
1531        AMSSG related entity that holds non-performing loans.
1532        Established to invest 0.2% interest in and serve as general partner of MIL Phase I Dallas, L.P.
1533        An AMSSG related entity engaged in real estate investing.
1533        An AMSSG related entity engaged in real estate investing.
1533        An AMSSG related entity engaged in real estate investing.
1534        Facilitates distribution of asset backed securitizations
1535        REPIA entity.
1536        Established to acquire and hold a non-performing real estate secured loan (Deerfield asset).
1536        Established to acquire and hold a non-performing real estate secured loan (Deerfield asset).
1537        REPIA entity.
1539        Investment company (dormant).
1540        Invests in distressed assets in Brazil.
1540        Invests in distressed assets in Brazil.
1541        Invests in non-performing loan portfolios in Brazil.
1542        An AMSSG related entity that manages and services portfolios of consumer auto loans.
1543        Established to originate and purchase Mezzanine loans on real estate investments.
1545        Invests in non-performing loan portfolios in Brazil. Entity owns 1% interest in Archon Financial L.P., SPV in order to hold Brazilian loan portfolios.
1545        Invests in non-performing loan portfolios in Brazil. Entity owns 1% interest in Archon Financial L.P., SPV in order to hold Brazilian loan portfolios.
1546        To hold real estate obligations.
1547        To hold the firm's equity investment in APX Holdings, LLC.
1560        Set up to own 1% interest in Asset Management Company of America L.P.
1561        Capital restructure.
1561        Capital restructure.
1565        Holding company for 6 other special purpose partnerships involved in leveraged lease transactions.
1902        Holds land that is intended to be developed for future use within the group.
1940        Chinese entity engaged in underwriting and proprietary trading of securities as well as providing financial advisory services.
1940        Chinese entity engaged in underwriting and proprietary trading of securities as well as providing financial advisory services.

1940        BEIJING GAO HUA SEC CL           1944   BEIJING HOU FENG VCCL             33.33  China
1941        GS GAO HUA SECURITIES CO. LTD    0118   Goldman Sachs (Asia) L.L.C.       33.00  China
1941        GS GAO HUA SECURITIES CO. LTD    1940   BEIJING GAO HUA SEC CL            67.00  China
1942        BEIJING GAO WANG VCCL            0165   Goldman Sachs (Asia) Finance     100.00  China
1943        BEIJING DE SHANG VCCL            0165   Goldman Sachs (Asia) Finance     100.00  China
1944        BEIJING HOU FENG VCCL            0165   Goldman Sachs (Asia) Finance     100.00  China
1990        Keyakizaka Finance Co., LTD      2200   GS Financial Serv L.P. (DEL)     100.00  Japan
1991        Goldman Sachs Japan Finance KK   2200   GS Financial Serv L.P. (DEL)     100.00  Japan
1993        CMA Co., Ltd                     1994   Linden Wood II S TK              100.00  Japan
1994        Linden Wood II S TK              1995   Linden Wood IIS Ltd              100.00  Japan
1995        Linden Wood IIS Ltd              1503   MLQ Investors, L.P.              100.00  Japan
1996        Merchant Support Co,. Ltd        0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
1997        Real Estate Creation Fund Co.    0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
1998        ReC Investments Co., Ltd         0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
2001        GS Wind Holdings, LLC            2298   GSFS INVESTMENTS I CORP          100.00  United States
2002        GS Macro Investments LLC         0009   Goldman Sachs Group, Inc.         11.11  United States
2002        GS Macro Investments LLC         1513   MTGLQ Investors, LP               88.89  United States
2003        Kawasaki Holdings Co, LTD        0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
2005        White Ocean Co, LTD              0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
2006        Merchant Capital Co. Ltd.        0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
2007        GSGF Investments Inc.            2223   GS Global Funding, Inc.          100.00  United States
2008        GS Macro Investments 2006 LLC    0009   Goldman Sachs Group, Inc.        100.00  United States
2009        GS Macro Investments II LLC      2002   GS Macro Investments LLC         100.00  United States
2010        GS Macro Investments I LLC       2002   GS Macro Investments LLC         100.00  United States
2011        Forres LLC                       0220   Goldman Sachs Holding (U.K.)     100.00  United States
2012        Ellon LLC                        2011   Forres LLC                       100.00  United States
2013        AYCO Services Insurance Agency   0512   MERCAY CORPORATION               100.00  United States
2014        Sakurazaka Kaihatsu Co. LTD      0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
2015        Blue Daisy TK                    0574   Blue Daisy Co., Ltd.             100.00  Japan

1940        Chinese entity engaged in underwriting and proprietary trading of securities as well as providing financial advisory services.
1941        Chinese entity engaged in underwriting of shares and bonds, brokerage of foreign investment shares, brokerage and proprietary trading of bonds, other activities.
1941        Chinese entity engaged in underwriting of shares and bonds, brokerage of foreign investment shares, brokerage and proprietary trading of bonds, other activities.
1942        Invests in Beijing Gao Hua Securities Company Limited.
1943        Investor in Beijing Gao Hua Securities Company Limited.
1944        Invests in Beijing Gao Hua Securities Company Limited.
1990        ASSG entity that acts in a lending related capacity in Asia.
1991        Acts in lending related capacity in Japan.
1993        Established to facilitate mortgage loan financing.
1994        An ASSG related entity that invests in distressed loans.
1995        TK operator of Linden Wood IIS TK.
1996        Merchant joint venture.
1997        TK operator of Real Estate Creation Fund TK.
1998        TK operator of REC Investments TK.
2001        Holding company for acquisition of Zilkha Renewable Energy.
2002        Established as part of an SSG Structured Investing Group transaction.
2002        Established as part of an SSG Structured Investing Group transaction.
2003        TK operator of Kawasaki Holdings TK.
2005        Purchases loans from Resona (RCC/ Resona securitization deal).
2006        An ASSG related entity engaged in activities related to credit card factoring.
2007        Established as part of an SSG Structured Investing Group transaction.
2008        Formed to facilitate a SALG trading program
2009        Established as part of an SSG Structured Investing Group transaction.
2010        Established as part of an SSG Structured Investing Group transaction.
2011        Established as part of an SSG Structured Investing Group transaction.
2012        Established as part of an SSG Structured Investing Group transaction.
2013        Insurance related entity that is part of the AYCO suite of advisory services.
2014        An ASSG related entity established in connection with the TRS with Aozora.
2015        Blue Daisy is a vehicle to invest in recruit through its participation in the secondary shares acquired by Nochu.

2020        GS Macro Investments III LLC     2002   GS Macro Investments LLC         100.00  United States
2021        GS Macro Investments IV LLC      2002   GS Macro Investments LLC         100.00  United States
2022        Liberty Harbor, LLC.             0831   GSCS Holdings I, LLC               1.00  United States
2022        Liberty Harbor, LLC.             0832   GSCS HOLDINGS II, LLC             99.00  United States
2023        DANDELION INVESTMENTS TK         0575   Dandelion Investments Co., Ltd   100.00  Japan
2024        GREEN MOUNTAIN TK                0576   Green Mountain One Co., Ltd.     100.00  Japan
2026        Ashitaba Creation Co. Ltd.       0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
2027        JAPAN HOTEL & RESORT K.K.        1503   MLQ Investors, L.P.              100.00  Japan
2028        Hanamizuki Kaihatsu Co.,Ltd.     0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
2029        Shining Partners TK              0479   SHINING PARTNERS LTD(TKO)        100.00  Japan
2030        FUKUOKA TOSHI KAIHATSU TK        0578   Fukuoka Toshi Kaihatsu Co. Ltd   100.00  Japan
2031        KINMIRAI CREATE CO. LTD.         1503   MLQ Investors, L.P.              100.00  Japan
2032        GS MACRO INVESTMENTS V LLC       2002   GS Macro Investments LLC         100.00  United States
2200        GS Financial Serv L.P. (DEL)     0009   Goldman Sachs Group, Inc.        100.00  Delaware
2201        Mortgage Asset Management Corp   0009   Goldman Sachs Group, Inc.        100.00  Delaware
2202        GS Mortgage Securities Corp      0009   Goldman Sachs Group, Inc.        100.00  Delaware
2204        BEST INVESTMENT (DELAWARE) LLC   2200   GS Financial Serv L.P. (DEL)     100.00  Delaware
2208        Goldman Sachs Invest Mgmt Gmbh   1220   Goldman, Sachs & Co. oHG         100.00  Germany
2209        Goldman Sachs Cap Market L.L.C   2200   GS Financial Serv L.P. (DEL)     100.00  Delaware
2210        Goldman Sachs Cap Markets, L.P   2200   GS Financial Serv L.P. (DEL)      99.00  Delaware
2210        Goldman Sachs Cap Markets, L.P   2209   Goldman Sachs Cap Market L.L.C     1.00  Delaware
2212        VANTAGE MARKET PLACE LLC         0396   VANTAGE MARKETPLACE HOLDINGS,    100.00  United States
2220        Goldman Sachs Credit Part L.P.   2350   GSCP (Del) Inc                    99.90  Bermuda
2220        Goldman Sachs Credit Part L.P.   2351   GSCP (Del) LLC                     0.10  Bermuda
2221        Special Situations Invest Grou   0009   Goldman Sachs Group, Inc.        100.00  Delaware
2223        GS Global Funding, Inc.          2200   GS Financial Serv L.P. (DEL)     100.00  Delaware

2020        Established as part of an SSG Structured Investing Group transaction.
2021        Established as part of an SSG Structured Investing Group transaction.
2022        Trading  / Fund Entity
2022        Trading  / Fund Entity
2023        Dandelion has made investments in Green mountain to acquire non-performing loans from Linden Wood an existing
            SPC of the ASSG business.
2024        It has been set up jointly with Dandelion Investmenst YK ("Dandelion") and Mizuho Security, a third party, to acquire nonperforming loans from LindenWood, an existing SPC of the ASSG business.
2026        To purchase distressed loans
2027        This entity was set up to provide asset management, financing, and reporting services to Japan Hotel &
            Resort Toushi Hojin.
2028        Investment in equity shares
2029        Consolidation of Japan Entity (to hold SPL portfolio)
2030        Consolidation of Japan Entity (REO acquisition). To hold Real Estate.
2031        Consolidation of Japan Entity (REO acquisition). To hold Real Estate.
2032        Established as part of an SSG Structured Investing Group transaction.
2200        Financing and holding company for various GS entities.
2201        Performs administrative services related to issuance of collateralized mortgage obligations.
2202        Issues bonds and/or forms trusts to issue bonds collateralized by pools of mortgage related securities.
2204        Holding company for Express Securitization Specialty L.L.C. and Express II Securitization Specialty L.L.C.
2208        GSAM operations in Germany.
2209        Restructured entity replacing GSCM; holds 1% interest in Goldman Sachs Capital Markets Partners, L.P.
2210        Primarily engaged in trading interest rate and FX derivatives.
2210        Primarily engaged in trading interest rate and FX derivatives.
2212        As part of Goldman Sachs' independent research platform, Vantage Marketplace LLC's subject matter experts will consult with clients who have contracted the expert's services on specific questions/topics.
2220        Engaged in the origination and trading of corporate loans.
2220        Engaged in the origination and trading of corporate loans.
2221        Established primarily to buy and sell bank debt; additionally, the entity does trade in some securities.
2223        Established as part of an SSG Structured Investing Group transaction.

2224        GS Global Funding (Cayman) Ltd   2223   GS Global Funding, Inc.          100.00  Cayman Islands
2225        Hechshire Limited (form Mudchu   1328   Shire UK Limited                 100.00  United Kingdom
2226        Cheshire Holdings Europe Limit   0009   Goldman Sachs Group, Inc.        100.00  Jersey, Channel Islands
2228        Luge LLC                         2234   Mehetia Holdings Inc.            100.00  Delaware
2229        Madison/Special Situations Val   2221   Special Situations Invest Grou   100.00  Delaware
2230        RTV Ventures LLC                 2220   Goldman Sachs Credit Part L.P.   100.00  Texas
2231        GSGF Mortgage I, Co.             2200   GS Financial Serv L.P. (DEL)      19.00  Delaware
2231        GSGF Mortgage I, Co.             2223   GS Global Funding, Inc.           81.00  Delaware
2232        GSGF Mortgage II, Co.            2231   GSGF Mortgage I, Co.             100.00  Delaware
2233        GS Mortgage I, Partners          1502   Goldman Sachs Mortgage Company    95.00  Delaware
2233        GS Mortgage I, Partners          2279   GS MORTGAGE I HOLDINGS LLC         5.00  Delaware
2234        Mehetia Holdings Inc.            2235   GS Mehetia Corp                   20.00  Delaware
2234        Mehetia Holdings Inc.            2236   GS Mehetia LLC                    50.00  Delaware
2234        Mehetia Holdings Inc.            2237   GS Mehetia Partnership LP         30.00  Delaware
2235        GS Mehetia Corp                  0009   Goldman Sachs Group, Inc.        100.00  Delaware
2236        GS Mehetia LLC                   0009   Goldman Sachs Group, Inc.        100.00  Delaware
2237        GS Mehetia Partnership LP        2235   GS Mehetia Corp                    1.00  Delaware
2237        GS Mehetia Partnership LP        2236   GS Mehetia LLC                    99.00  Delaware
2238        Mehetia Inc                      2234   Mehetia Holdings Inc.            100.00  Delaware
2239        Carrera2 LLC                     2234   Mehetia Holdings Inc.            100.00  Delaware
2240        GS Global Funding Services I L   0823   Goldman Sachs Investments (Mau   100.00  China
2241        GS Global Funding Serv II Limi   0823   Goldman Sachs Investments (Mau   100.00  China
2242        GS Global Funding Hong Kong I    0009   Goldman Sachs Group, Inc.         99.00  China
2242        GS Global Funding Hong Kong I    2200   GS Financial Serv L.P. (DEL)       1.00  China

2224        Established as part of an SSG Structured Investing Group transaction.
2225        Established as part of an SSG Structured Investing Group transaction.
2226        Established as part of an SSG Structured Investing Group transaction.
2228        Established as part of an SSG Structured Investing Group transaction.
2229        Joint venture specializing in bankruptcy trade claims.
2230        Established to service an existing loan portfolio.
2231        Established as part of an SSG Structured Investing Group transaction.
2231        Established as part of an SSG Structured Investing Group transaction.
2232        Established as part of an SSG Structured Investing Group transaction.
2233        Established as part of an SSG Structured Investing Group transaction.
2233        Established as part of an SSG Structured Investing Group transaction.
2234        Established as part of an SSG Structured Investing Group transaction.
2234        Established as part of an SSG Structured Investing Group transaction.
2234        Established as part of an SSG Structured Investing Group transaction.
2235        Established as part of an SSG Structured Investing Group transaction.
2236        Established as part of an SSG Structured Investing Group transaction.
2237        Established as part of an SSG Structured Investing Group transaction.
2237        Established as part of an SSG Structured Investing Group transaction.
2238        Established as part of an SSG Structured Investing Group transaction.
2239        Established as part of an SSG Structured Investing Group transaction.
2240        Established as part of an SSG Structured Investing Group transaction.
2241        Established as part of an SSG Structured Investing Group transaction.
2242        Established as part of an SSG Structured Investing Group transaction.
2242        Established as part of an SSG Structured Investing Group transaction.

2243        GS Global Funding Hong Kong II   0009   Goldman Sachs Group, Inc.         99.00  China
2243        GS Global Funding Hong Kong II   2200   GS Financial Serv L.P. (DEL)       1.00  China
2244        GS Glob Fund Hong Kong Trust I   0160   Goldman Sachs (Asia) Finance     100.00  China
2245        GS Glob Fund Hong KongTrust II   0160   Goldman Sachs (Asia) Finance     100.00  China
2246        GS Glob Funding Hong Kong Part   2245   GS Glob Fund Hong KongTrust II   100.00  China
2247        GS Global Funding II Co.         2223   GS Global Funding, Inc.          100.00  Delaware
2248        GS Global Funding III Co.        2247   GS Global Funding II Co.         100.00  Delaware
2249        GS Global Funding IV, LLC        2248   GS Global Funding III Co.        100.00  Delaware
2250        GS Global Investments Co.        2200   GS Financial Serv L.P. (DEL)     100.00  Delaware
2251        GS Global Investments II, Ltd    2252   GS Global Investments III Trus   100.00  Cayman Islands
2252        GS Global Investments III Trus   2250   GS Global Investments Co.        100.00  Delaware
2253        COUNTY ASSETS LIMITED            2254   COUNTY FUNDING LIMITED           100.00  Cayman Islands
2254        COUNTY FUNDING LIMITED           2255   COUNTY UK LIMITED                100.00  United Kingdom
2255        COUNTY UK LIMITED                2256   GS GLOBAL INVESTMENTS UK, INC    100.00  Cayman Islands
2256        GS GLOBAL INVESTMENTS UK, INC    2250   GS Global Investments Co.        100.00  Delaware
2257        MADISON/SPECIAL SITUATIONS VAL   2221   Special Situations Invest Grou   100.00  Delaware
2258        GS GLOBAL PARTNERS LLC           2200   GS Financial Serv L.P. (DEL)     100.00  Delaware
2270        GS Wind Power II LLC             2298   GSFS INVESTMENTS I CORP          100.00  Delaware
2271        GS RAFT RIVER I HOLDINGS, LLC    2298   GSFS INVESTMENTS I CORP          100.00  United States
2272        RAFT RIVER ENERGY I, LLC         2271   GS RAFT RIVER I HOLDINGS, LLC    100.00  United States
2273        BRIDGEWATER ODC, LLC             0009   Goldman Sachs Group, Inc.        100.00  United States
2279        GS MORTGAGE I HOLDINGS LLC       1502   Goldman Sachs Mortgage Company   100.00  Delaware
2280        Synfuel Solutions Holdings LLC   0009   Goldman Sachs Group, Inc.         99.99  Delaware
2280        Synfuel Solutions Holdings LLC   2200   GS Financial Serv L.P. (DEL)       0.01  Delaware
2282        GS V-1 Holdings, L.P.            0009   Goldman Sachs Group, Inc.          1.00  Bermuda

2243        Established as part of an SSG Structured Investing Group transaction.
2243        Established as part of an SSG Structured Investing Group transaction.
2244        Established as part of an SSG Structured Investing Group transaction.
2245        Established as part of an SSG Structured Investing Group transaction.
2246        Established as part of an SSG Structured Investing Group transaction.
2247        Established as part of an SSG Structured Investing Group transaction.
2248        Established as part of an SSG Structured Investing Group transaction.
2249        Established as part of an SSG Structured Investing Group transaction.
2250        Established as part of an SSG Structured Investing Group transaction.
2251        Established as part of an SSG Structured Investing Group transaction.
2252        Established as part of an SSG Structured Investing Group transaction.
2253        Established as part of an SSG Structured Investing Group transaction.
2254        Established as part of an SSG Structured Investing Group transaction.
2255        Established as part of an SSG Structured Investing Group transaction.
2256        Established as part of an SSG Structured Investing Group transaction.
2257        Joint venture partner to purchase small bankruptcy trade clients.
2258        Established as part of an SSG Structured Investing Group transaction.
2270        Established as part of an SSG Structured Investing Group transaction.
2271        Established as part of an SSG Structured Investing Group transaction.
2272        Established as part of an SSG Structured Investing Group transaction.
2273        Entity to house a proposed new uS data centre property
2279        Established as part of an SSG Structured Investing Group transaction.
2280        Holding company for Synfuel Solutions LLC.
2280        Holding company for Synfuel Solutions LLC.
2282        Established as part of an SSG Structured Investing Group transaction.

2282        GS V-1 Holdings, L.P.            0250   Goldman Sachs Global Holdings     99.00  Bermuda
2283        GS WIND LLC                      2200   GS Financial Serv L.P. (DEL)     100.00  Delaware
2284        GS GLOBAL MARKETS INC            2200   GS Financial Serv L.P. (DEL)     100.00  Delaware
2285        GS CAPITAL INVESTMENTS LIMITED   2200   GS Financial Serv L.P. (DEL)     100.00  United Kingdom
2286        GS CAPITAL INVESTMENTS II LTD    2285   GS CAPITAL INVESTMENTS LIMITED   100.00  United Kingdom
2287        CAP INVESTMENTS (US) III LLC     2286   GS CAPITAL INVESTMENTS II LTD    100.00  Delaware
2290        GSFS  Investor Inc.              0009   Goldman Sachs Group, Inc.        100.00  Hong Kong
2291        Minerva Investment Partnership   0410   Minerva L.P.                       1.00  United Kingdom
2291        Minerva Investment Partnership   0411   Minerva Inc.                      99.00  United Kingdom
2298        GSFS INVESTMENTS I CORP          2200   GS Financial Serv L.P. (DEL)     100.00  Delaware
2299        ENERGY CENTER HOLDINGS LLC       2298   GSFS INVESTMENTS I CORP          100.00  Delaware
2300        MINATO DEBT COLLECTION KK        1503   MLQ Investors, L.P.              100.00  Japan
2301        GS 737 CLASSICS LEASING LLC      2298   GSFS INVESTMENTS I CORP          100.00  United States
2302        GS FUNDING OPPORTUNITIES         2303   GS FUNDING OPPORTUNITIES II      100.00  Delaware
2303        GS FUNDING OPPORTUNITIES II      2200   GS Financial Serv L.P. (DEL)     100.00  Delaware
2304        FLURET TRUST                     2200   GS Financial Serv L.P. (DEL)      95.00  Delaware
2304        FLURET TRUST                     2303   GS FUNDING OPPORTUNITIES II        5.00  Delaware
2305        FLURET LIMITED                   2304   FLURET TRUST                     100.00  Delaware
2309        GAC PERSONAL TK                  0347   GAC PERSONAL CO. LTD             100.00  Japan
2311        LINDEN WOOD TK                   0358   LINDEN WOOD, LTD                 100.00  Japan
2312        LEAF GREEN TK                    0357   LEAF GREEN CO. LTD               100.00  Japan
2313        SOLAR WIND TK                    0359   SOLAR WIND LTD                   100.00  Japan
2314        NIHON ENDEAVOR FUND TK           0791   Nihon Endeavor Fund Co., LTD     100.00  Japan
2315        KYUSHU HOTEL MGT CO., LTD        0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
2320        GS Diversified Investments Ltd   2200   GS Financial Serv L.P. (DEL)     100.00  United States
2321        GS Diversified Holdings Ltd      2322   GS Diversified Funding LLC       100.00  Cayman Islands

2282        Established as part of an SSG Structured Investing Group transaction.
2283        Established as part of an SSG Structured Investing Group transaction.
2284        Established as part of an SSG Structured Investing Group transaction.
2285        Established as part of an SSG Structured Investing Group transaction.
2286        Established as part of an SSG Structured Investing Group transaction.
2287        Established as part of an SSG Structured Investing Group transaction.
2290        Established as part of an SSG Structured Investing Group transaction.
2291        Established as part of an SSG Structured Investing Group transaction.
2291        Established as part of an SSG Structured Investing Group transaction.
2298        Established as part of an SSG Structured Investing Group transaction.
2299        Established as part of an SSG Structured Investing Group transaction.
2300        An ASSG related entity that acts as core servicer for loan and real estate SPCs in Japan.
2301        Established as part of an SSG Structured Investing Group transaction.
2302        Established as part of an SSG Structured Investing Group transaction.
2303        Established as part of an SSG Structured Investing Group transaction.
2304        Established to facilitate structured financing.
2304        Established to facilitate structured financing.
2305        Established as part of an SSG Structured Investing Group transaction.
2309        An ASSG related entity that purchased residential loans from Chiyoda Life.
2311        An ASSG related entity that invests in distressed loans.
2312        An ASSG related entity that holds non-performing loans.
2313        An ASSG related entity that invests in distressed loans.
2314        An ASSG related entity that invests in distressed loans
2315        ASSG related entity engaged in hotel management.
2320        Established as part of an SSG Structured Investing Group transaction.
2321        Established as part of an SSG Structured Investing Group transaction.

2322        GS Diversified Funding LLC       0009   Goldman Sachs Group, Inc.        100.00  United States
2323        Wyndham Investments I  Ltd       2200   GS Financial Serv L.P. (DEL)      86.67  Cayman Islands
2323        Wyndham Investments I  Ltd       2322   GS Diversified Funding LLC        13.33  Cayman Islands
2324        Wyndham Investments II Ltd       2323   Wyndham Investments I  Ltd       100.00  Cayman Islands
2325        Rothmill Investment Company      2320   GS Diversified Investments Ltd   100.00  Cayman Islands
2326        501-2 Investment Partnership     2325   Rothmill Investment Company      100.00  Australia
2327        201-2 Investment Partnership     2325   Rothmill Investment Company      100.00  Australia
2328        ACP Partnership Services         2324   Wyndham Investments II Ltd       100.00  Cayman Islands
2329        GS Solar Power I, LLC            2298   GSFS INVESTMENTS I CORP          100.00  United States
2330        Lorraine Funding Limited         1222   Goldman Sachs (Cayman) Holding   100.00  Cayman Islands
2331        Chiltern Trust                   2200   GS Financial Serv L.P. (DEL)      95.00  Isle of Jersey
2331        Chiltern Trust                   2284   GS GLOBAL MARKETS INC              5.00  Isle of Jersey
2343        GS Diversified Finance I  LLC    2200   GS Financial Serv L.P. (DEL)     100.00  United States
2344        GS Diversified Finance II  LLC   2200   GS Financial Serv L.P. (DEL)     100.00  United States
2345        GS Diversified Finance III LLC   2200   GS Financial Serv L.P. (DEL)     100.00  United States
2346        GS Diversified Finance IV LLC    2200   GS Financial Serv L.P. (DEL)     100.00  United States
2347        GS Diversified Finance V  LLC    2200   GS Financial Serv L.P. (DEL)     100.00  United States
2349        GS Diversified Holdings II LLC   2200   GS Financial Serv L.P. (DEL)      99.99  Delaware
2349        GS Diversified Holdings II LLC   2345   GS Diversified Finance III LLC     0.01  Delaware
2350        GSCP (Del) Inc                   0009   Goldman Sachs Group, Inc.        100.00  United States
2351        GSCP (Del) LLC                   2350   GSCP (Del) Inc                   100.00  United States
2353        FJT (HK) LIMITED                 0165   Goldman Sachs (Asia) Finance     100.00  Hong Kong
2354        Linden Wood II, Ltd.             1503   MLQ Investors, L.P.              100.00  Japan
2355        Shiga (Delaware) LLC             0165   Goldman Sachs (Asia) Finance     100.00  United States
2356        Kiri (Delaware) LLC              0165   Goldman Sachs (Asia) Finance     100.00  United States
2357        BAY WIND II LTD                  1503   MLQ Investors, L.P.              100.00  Japan

2322        Established as part of an SSG Structured Investing Group transaction.
2323        Established as part of an SSG Structured Investing Group transaction.
2323        Established as part of an SSG Structured Investing Group transaction.
2324        Established as part of an SSG Structured Investing Group transaction.
2325        Established as part of an SSG Structured Investing Group transaction.
2326        Established as part of an SSG Structured Investing Group transaction.
2327        Established as part of an SSG Structured Investing Group transaction.
2328        Established as part of an SSG Structured Investing Group transaction.
2329        Established as part of an SSG Structured Investing Group transaction.
2330        Established as part of an SSG Structured Investing Group transaction.
2331        Established in connection with a third party funding transaction.
2331        Established in connection with a third party funding transaction.
2343        Established as part of an SSG Structured Investing Group transaction.
2344        Established as part of an SSG Structured Investing Group transaction.
2345        Established as part of an SSG Structured Investing Group transaction.
2346        Established as part of an SSG Structured Investing Group transaction.
2347        Established as part of an SSG Structured Investing Group transaction.
2349        Established as part of an SSG Structured Investing Group transaction.
2349        Established as part of an SSG Structured Investing Group transaction.
2350        Established to act as general partner and regular partner in GSCP.
2351        Established to act as limited partners for GSCP.
2353        ASSG related entity holding a hotel property in China.
2354        TK operator of Linden Wood II TK.
2355        This entity, a TK investor, was set up to provide equity financing to SPCs which invests in non-performing loans and real estates.
2356        Pass-through entity used in connection with TK investing structures.
2357        This entity is a SPC which purchases golf course operators as a facility similar to Southwind structure.

2358        GS Leasing (KCSR 2005-1) LLC     2298   GSFS INVESTMENTS I CORP          100.00  United States
2359        MINATOMARU HOTEL  HOLDINGS CO.   0307   Goldman Sachs Realty Japan Ltd   100.00  Japan
2398        PMF-1 (BES III)                  0762   ELQ INVESTORS, LTD               100.00  United Kingdom
2399        PMF-2 (BES III), LTD             2400   GS EUROPEAN OPP FUND BV          100.00  United Kingdom
2400        GS EUROPEAN OPP FUND BV          0762   ELQ INVESTORS, LTD               100.00  Netherlands
2400        GS EUROPEAN OPP FUND BV          1513   MTGLQ Investors, LP                0.00  Netherlands
2401        GS EUROPEAN OPPORTUNITY FUND,    1513   MTGLQ Investors, LP              100.00  Delaware
2402        DEMAC FINANCIAL SERVICES S.R.O   1513   MTGLQ Investors, LP              100.00  Czech Republic
2403        PMF - 1, LTD                     0762   ELQ INVESTORS, LTD               100.00  United Kingdom
2404        PMF-2 LTD                        2400   GS EUROPEAN OPP FUND BV          100.00  United Kingdom
2405        GS European Investment Grp II    2406   GS European Opportunities F II   100.00  United Kingdom
2406        GS European Opportunities F II   0762   ELQ INVESTORS, LTD               100.00  United Kingdom
6001        JLQ LLC                          2200   GS Financial Serv L.P. (DEL)     100.00  Cayman Islands
6007        NASU URBANE PROPERTIES CO., LT   6001   JLQ LLC                          100.00  Japan
6021        Arrow Reinsurance Company Lim    0009   Goldman Sachs Group, Inc.        100.00  Bermuda
6051        Goldman Sachs Financial MarkLP   0009   Goldman Sachs Group, Inc.         99.00  Delaware
6051        Goldman Sachs Financial MarkLP   0080   Goldman Sachs Financial Market     1.00  Delaware
6100        Goldman Sachs Europe - BGA       0220   Goldman Sachs Holding (U.K.)      99.00  United Kingdom
6100        Goldman Sachs Europe - BGA       0709   Goldman Sachs Group Holdings (     1.00  United Kingdom
6103        William Street Commitment        0009   Goldman Sachs Group, Inc.        100.00  Delaware
6104        William Street Equity            2210   Goldman Sachs Cap Markets, L.P   100.00  Delaware
6105        William Street Funding           6104   William Street Equity            100.00  Delaware
6107        GOLDMAN SACHS (JERSEY) LTD       0201   Goldman Sachs International      100.00  Isle of Jersey
6108        WILLIAM STREET CREDIT CORPORAT   0009   Goldman Sachs Group, Inc.        100.00  Delaware

2358        The entity is an equity holder in a leverage lease transaction where the assets are locomotives.
2359        Holds hotels in Narita, Naha and Chitose, Japan.
2398        It is not a true legal entity. PMF 1 (2403) has a non  performing porfolio for which the desk needs separate reporting and entity 2398 has been set up to facilitate this.
2399        It is not a true legal entity. PMF 2 (2404) has a non  performing porfolio for which the desk needs separate reporting and entity 2399 has been set up to facilitate this.
2400        Established to purchase through its subsidiaries fixed income securities and maintain a portfolio of investments.
2400        Established to purchase through its subsidiaries fixed income securities and maintain a portfolio of investments.
2401        Established to provide funding to GS European Strategic Investment Group BV.
2402        Incorporated to provide debt servicing and administrative services for CDV-1, Ltd.'s loan assets.
2403        Incorporated to provide debt servicing and administrative services for CDV-1, Ltd.'s loan assets.
2404        Established for the purpose of acquiring a 95% participation in a portfolio of non-performing Portuguese mortgages from
            PMF-1, Ltd.
2405        To purchase and originate publicly and privately issued fixed income securities
2406        Holding company
6001        An ASSG related entity that invests in loans.
6007        An ASSG related entity that holds property of Japanese style hotel, "Ouan".
6021        Established to support catastrophe reinsurance business.
6051        A registered U.S. broker-dealer whose business consists of dealer activities in eligible OTC derivative instruments, together with related cash management and portfolio management activities.
6051        A registered U.S. broker-dealer whose business consists of dealer activities in eligible OTC derivative instruments, together with related cash management and portfolio management activities.
6100        Engaged in agency stock lending business.
6100        Engaged in agency stock lending business.
6103        Extends unfunded loan commitments to investment-grade customers of Goldman Sachs Group, Inc.
6104        Invests in William Street Funding Corporation in exchange for equity and mezzanine securities.
6105        Provides liquidity for potential funding of loan commitments originated by William Street Commitment Corporation.
6107        Acts as an issuer of securitized derivatives in the UK market
6108        Issues commitments (both funded and unfunded) under the William Street program that will not for various reasons be issued by WS Commitment Corp.

6109        GSSM HOLDING UK                  0009   Goldman Sachs Group, Inc.        100.00  United Kingdom
6110        GSSM HOLDING CORP                0009   Goldman Sachs Group, Inc.        100.00  Delaware
6111        GS EURO STRATEGIC INVST GRP BV   2400   GS EUROPEAN OPP FUND BV          100.00  Netherlands
6112        GS EUROPEAN INVESTMENT GRP BV    0762   ELQ INVESTORS, LTD               100.00  Netherlands
6113        GS EURO MEZZANINE INVST GRP BV   0762   ELQ INVESTORS, LTD               100.00  Netherlands
6114        GS EUROPEAN PERFORMANCE FUND     0009   Goldman Sachs Group, Inc.        100.00  Ireland
6115        GS Multi-Curr Euro Performance   0009   Goldman Sachs Group, Inc.        100.00  Ireland
6116        GS Specialty Lending Holdings    0009   Goldman Sachs Group, Inc.        100.00  Delaware
6117        SSIG SPF One LQ, LLC             1513   MTGLQ Investors, LP              100.00  Delaware
6118        GS Specialty Lending HoldingII   0009   Goldman Sachs Group, Inc.        100.00  United States
6119        Remark Funding Co, LLC.          1513   MTGLQ Investors, LP              100.00  United States
6120        GS Spec. Lending CLO-I LTD       6118   GS Specialty Lending HoldingII   100.00  United States
6121        Charleston Reinsurance LLC       6122   Columbia Capital Life Reins Co   100.00  South Carolina
6122        Columbia Capital Life Reins Co   0009   Goldman Sachs Group, Inc.        100.00  South Carolina
6136        Triumph Investments II (Irel)    0191   GS Asian Venture (Delaware)LLC   100.00  Ireland
6137        Triumph III Inv (Ireland) Ltd    6150   Best II Investments (Delaware)   100.00  Ireland
6138        GS Structured Products (Asia)    0160   Goldman Sachs (Asia) Finance     100.00  Cayman Islands
6150        Best II Investments (Delaware)   2200   GS Financial Serv L.P. (DEL)     100.00  Ireland
6151        Astoria Investment Ventures, I   0160   Goldman Sachs (Asia) Finance     100.00  Philippines
6152        Baekdu Investments Limited       2200   GS Financial Serv L.P. (DEL)     100.00  Cayman Islands
6153        GS STRATEGIC INVESTMENTS (ASIA   0194   MLT Investments Ltd.             100.00  Delaware
6155        GS India Venture Capital Limit   0164   Jade Dragon (Mauritius) Ltd      100.00  Hong Kong

6109        Established to hold firm's investments in SMFG convertible preferreds - As of 11-25-05, it no longer held the shares of
            GSSM Hldg Corp.
6110        Established to hold firm's investments in SMFG convertible preferreds - As of 11-25-05, the SMFG Pref's were held by GS Group,
6111        Primarily invests in non investment grade securities and loans of European companies.
6112        Established to purchase and originate publicly and privately issued fixed income securities.
6113        Established to purchase and originate publicly and privately issued fixed income securities.
6114        Primarily invests in investment grade debt instruments of European companies.
6115        Established to hold USD, GDP and Euro notes from the GS European Performance Fund Limited and issue single currency
            Euro notes to the Investor.
6116        Originates (or purchases) loans made to middle market borrowers that cannot sufficiently access the market through traditional senior bank debt lenders.
6117        Actively managed opportunity fund which invests in distressed credit.
6118        Originates (or purchases) loans made to middle market borrowers that cannot sufficiently access the market through traditional senior bank debt lenders.
6119        General purpose entity for the PFG consumer business to invest in portfolios of consumer loans.
6120        Established to be an actively managed performance fund engaged in par credit investing.
6121        To pursue various opportunities in the reinsurance business.
6122        Established to pursue various opportunities in the reinsurance business.
6136        Established primarily to hold ASSG positions in Korean assets.
6137        Established to hold an array of Dong Ah Construction Ltd. Claims with a portion guaranteed by Korea Express Co.
            ("KorEx") and certain direct claim of KorEx.
6138        Established for issuance of Hong Kong listed warrants.
6150        Owns Triumph Investments (Ireland) Limited and Triumph III Investments (Ireland) Limited.
6151        Owns approximately 18.6% of the ERP shares issued by a Philippine metro operating company.
6152        A holding company that owns 30% of Alkas Realty Pte. Ltd., which in turn, owns the DBS Building (a 862,810 sq ft. Grade
            A office complex comprising of 2 adjacent towers) in Singapore.
6153        To hold ASSG  investments
6155        Will hold ASSG assets.

6156        GS STRATEGIC HOLDINGS LIMITED    0193   Panda Investments Ltd.           100.00  Mauritius
6157        COUGAR INVESTMENTS (MAURITIUS)   0193   Panda Investments Ltd.           100.00  Mauritius
6158        TUNG FUNG DEVELOPMENT CO.        0196   EUSTON ENTERPRISES LTD            50.00  Hong Kong
6158        TUNG FUNG DEVELOPMENT CO.        0197   FAIRWAY ENTERPRISES LTD           50.00  Hong Kong
6159        GOLDMAN SACHS LLC                0435   Hull Trading Asia, Limited       100.00  Hong Kong
6160        GS Strategic Investments (Dela   0196   EUSTON ENTERPRISES LTD            50.00  Delaware
6160        GS Strategic Investments (Dela   0197   FAIRWAY ENTERPRISES LTD           50.00  Delaware
6163        GRAND STEEL STRATEGIC INVESTMT   6153   GS STRATEGIC INVESTMENTS (ASIA   100.00  Cayman Islands
6164        GLOBAL TECHNOLOGIES INTERNATIO   0194   MLT Investments Ltd.             100.00  British Virgin Islands
6165        GS CHINA VENTURE I(MAURITIUS)    0164   Jade Dragon (Mauritius) Ltd      100.00  Mauritius
6166        GS CHINA VENTURE II (MAURITIUS   0164   Jade Dragon (Mauritius) Ltd      100.00  Mauritius
6167        Jade Dragon Venture Inv Limite   6165   GS CHINA VENTURE I(MAURITIUS)     60.00  China
6167        Jade Dragon Venture Inv Limite   6166   GS CHINA VENTURE II (MAURITIUS    40.00  China
6168        ELEVATECH LIMITED                0198   Wealth Earner Limited            100.00  Hong Kong
9868        REP PEB REALTY, LLC              6117   SSIG SPF One LQ, LLC             100.00  Delaware
9869        REP PRK Realty, LLC              0009   Goldman Sachs Group, Inc.        100.00  Delaware
9870        REP ALX Realty, LLC              0009   Goldman Sachs Group, Inc.        100.00  Delaware

6156        To hold ASSG positions in Mengxi Cement
6157        To hold ASSG positions in Indian private equities.
6158
6158
6159        To hold our investment in  ICBC.
6160        Potentially holding ASSG positions
6160        Potentially holding ASSG positions
6163        To hold investments in Jianlong, a steel Manufacturer in China
6164        Holding 20% of APPH (a Philippines Co) and 20 % of APPCo. APPH and APPCo are engaged in real estate contruction and development business
6165        Holding Co of Jade Dragon Venture Investment Limited
6166        Holding Co of Jade Dragon Venture Investment Limited
6167        TO hold China Investments in future
6167        TO hold China Investments in future
6168        Holding ASSG investments
9868        REPIA entity.
9869        REPIA entity.
9870        REPIA entity.

These entities are directly or indirectly controlled by or under common control with the Company.

ITEM 27.  NUMBER OF CONTRACT OWNERS

     As of June 30, 2007, there were 0 Contract Owners of qualified Contracts and 0 Contract Owners of non-qualified Contracts.

     As of June 30, 2007, there were no Contract Form A3038-07 Owners since sales had not yet begun.

ITEM 28.  INDEMNIFICATION

RULE 484 UNDERTAKING - Article VI of the Bylaws of Commonwealth Annuity and Life Insurance Company (the Depositor) states: The Corporation shall indemnify to the full extent permitted by applicable law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person's testator or intestate is or was a director, officer or employee of the Corporation or serves or served at the request of the Corporation any other enterprise as a director, officer or employee. Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expenses if such person if finally adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Corporation or other enterprise. The Corporation shall accept such undertaking without reference to the financial ability of such person to make repayment. Notwithstanding the foregoing, no indemnification shall be provided for any person with respect to any matter as to which such person shall have been finally adjudicated not to have acted in good faith in the reasonable belief that the action was in best interests of the Corporation or other enterprise. No matter disposed of by settlement, compromise, the entry of a consent decree or the entry of any plea in a criminal proceeding, shall of itself be deemed an adjudication of not having acted in good faith in the reasonable belief that the action was in the best interest of the Corporation. The rights provided to any person by this by-law shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as director, officer or employee as provided above. No amendment of this by-law shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a) Epoch Securities, Inc. also acts as principal underwriter for the following:

          -    Commonwealth Annuity Separate Account A

     (b) The Principal Business Address of each of the following Directors and Officers of Epoch Securities, Inc. is:
          132 Turnpike Rd., Suite 210
          Southborough, MA 01772

          NAME              POSITION OR OFFICE WITH UNDERWRITER
          ----              -----------------------------------
          Michael Reardon   President & Chief Executive Officer
          Margot Wallin     Chief Compliance Officer
          Paul Meys         Financial Operations Officer
          Andrew Byers      Advertising Principal

     (c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), Epoch Securities, Inc. did not received any commission in connection with the sale of the Contracts funded by the Registrant because Epoch Securities, Inc. was not in existence as of December 31, 2006. No other commissions or other compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained for the Company by Security Benefit Life Insurance Company at One Security Benefit Place, Topeka, Kansas.

ITEM 31.  MANAGEMENT SERVICES

     The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32.  UNDERTAKINGS

     (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) The Registrant hereby undertakes to include as part of the application to purchase a Contract a space that the applicant can check to request a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) Commonwealth Annuity and Life Insurance Company hereby represents that the aggregate fees and charges deducted under the Contracts are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(B) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Registrant, a separate account of Commonwealth Annuity and Life Insurance Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption withdrawal restrictions imposed by the Program and by
          Section 403(b)(11) to the attention of potential participants.

     4.   A signed statement acknowledging the participant's understanding of
          (i) the restrictions on redemption withdrawal imposed by the Program and by Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

     Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Southborough, and Commonwealth of Massachusetts, on the 16th day of July, 2007.

                   COMMONWEALTH ANNUITY SEPARATE ACCOUNT A OF
                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY


                                       By: /s/ Jon-Luc Dupuy
                                           -------------------------------------
                                           Jon-Luc Dupuy, Vice President
                                           and Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES                                  TITLE                   DATE
----------------------------   -----------------------------   -------------


/s/ Michael A. Pirrello        Vice President and             July 16, 2007
----------------------------   Chief Financial Officer
Michael A. Pirrello


Allan S. Levine*               Chairman of the Board
----------------------------


Nicholas Helmuth von Moltke*   Director, Vice President, and
----------------------------   Chief Operating Officer


John W. McMahon*               Director
----------------------------


Donald Mullen*                 Director
----------------------------


J. William McMahon*            Director
----------------------------


Timothy J. O'Neill*            Director
----------------------------


/s/ Samuel Ramos               Vice President and Secretary
----------------------------
Samuel Ramos



Michael A. Reardon*            Director, President, and
----------------------------   Chief Executive Officer


John J. Fowler*                Vice President
----------------------------


Amol Sagon Naik*               Vice President and Treasurer
----------------------------


Jane Spanier Grosso*           Vice President and Controller
----------------------------


Alan Akihiro Yamamura*         Vice President and
----------------------------   Chief Risk Officer


Margot K. Wallin*              Vice President and
----------------------------   Chief Compliance Officer

* Jon-Luc Dupuy, by signing his name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated June 8, 2007 duly executed by such persons.


/s/ Jon-Luc Dupuy
------------------------------------
Jon-Luc Dupuy, Attorney-in-Fact (Preferred Plus)

                                    EXHIBIT TABLE

Exhibit 3(a)     Form of Distribution Agreement between the Company and Epoch
                 Securities, Inc.

Exhibit 3(b)     Form of Sales Agreement with broker-dealers

Exhibit 4(a)     Policy (3039-07)

Exhibit 4(b)     Extended Care Waiver Rider (4009-07) (Nursing Home Rider Endorsement)

Exhibit 4(c)     Disability Waiver Rider (4008-07)

Exhibit 4(d)     Texas Optional Retirement Program Rider (4010-07)

Exhibit 4(e)     Qualified Plan Rider (401a) (4011-07)

Exhibit 4(f)     Tax Sheltered Annuity Rider (403b) (4012-07)

Exhibit 4(g)     GLWB Rider - Single Life - Preferred Plus (4006-07)

Exhibit 4(h)     GLWB Rider - Joint Life - Preferred Plus (4007-07)

Exhibit 4(i)     Step-Up Death Benefit Rider (4005-07)

Exhibit 4(j)     457 Rider (4013-07)

Exhibit 4(k)     IRA Rider (4014-07)

Exhibit 4(l)     Simple IRA Rider (4015-07)

Exhibit 4(m)     Roth IRA Rider (4016-07)

Exhibit 5        Form of Application (Preferred Plus - PP-401)

Exhibit 8(b)     Director's Power of Attorney

Exhibit 9        Opinion of Counsel

Exhibit 10       Consent of Independent Registered Public Accounting Firm

Exhibit 15(a) Form of Amended and Restated Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors
                 Inc. and Commonwealth Annuity and Life Insurance Company

Exhibit 15(b)    Form of Amended and Restated Participation Agreement among
                 Commonwealth Annuity and Life Insurance Company, Alliance
                 Capital Management L.P., and Alliance Fund Distributors, Inc.

Exhibit 15(c)    Form of Amendment No. 2 dated August 1, 2007, Form of Amendment
                 No. 1 dated June 5, 2007 and the Amended and Restated
                 Participation Agreement dated September 25, 2006 with Franklin
                 Templeton Variable Insurance Products Trust, Franklin/Templeton
                 Distributors, Inc., and Commonwealth Annuity and Life Insurance
                 Company

Exhibit 15(d)    Form of Amended and Restated Participation Agreement dated
                 August 1, 2007 between Goldman Sachs Variable Insurance Trust,
                 Goldman, Sachs & Co, and Commonwealth Annuity and Life
                 Insurance Company

Exhibit 15(e)    Form of Participation Agreement dated August 1, 2007 with
                 Goldman Sachs Trust

Exhibit 15(f)    Form of Amendment dated August 1, 2007 to the Participation Agreement with Janus

Exhibit 15(g)    Form of Amendment dated August 1, 2007 to the Participation Agreement with Oppenheimer Variable
                 Account Funds

Exhibit 15(h)    Form of Participation Agreement among Pioneer Variable Contracts Trust, Commonwealth Annuity and Lie
                 Insurance Company, Pioneer Investment Management, Inc.  and Pioneer Funds Distributor, Inc. dated
                 August 1, 2007